Filed by Galaxy Digital Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”), dated as of March 31, 2022, by and among Galaxy Digital Holdings Ltd. (“GDH”), Galaxy Digital Pubco Inc. (together with GDH, “Galaxy”), BitGo Holdings, Inc. (“BitGo”) and the other parties thereto, was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) by Galaxy on April 4, 2022.

The A&R Merger Agreement is being publicly filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Galaxy, BitGo or their respective subsidiaries and affiliates. The A&R Merger Agreement contains representations and warranties by each of the parties to the A&R Merger Agreement, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the A&R Merger Agreement were made solely for the benefit of the parties to the A&R Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the A&R Merger Agreement instead of establishing these matters as facts; may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors; and will not survive the closing of the transactions contemplated by the A&R Merger Agreement. In reviewing the representations, warranties and covenants contained in the A&R Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were not intended by the parties to the A&R Merger Agreement to be characterizations of the actual state of facts or condition of Galaxy, BitGo or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the A&R Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy has filed a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, AND ANY AMENDMENTS THEREOF WHEN SUCH AMENDMENTS BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain "forward-looking information" under Canadian securities laws and/or other forward-looking statements (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future and the timing and completion of the proposed reorganization and domestication. Statements that are not historical facts, including statements about the proposed reorganization and domestication and other transactions discussed in the registration statement (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example, statements about our ability to complete the transactions or our expectations around the performance of our business, including our financial performance, following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder, regulatory and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupt current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the Company may be adversely affected by other economic, business and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties contained in the registration statement or otherwise indicated from time to time in filings we make with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

EXECUTION VERSION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

dated as of

MARCH 30, 2022

by and among

GALAXY DIGITAL HOLDINGS LTD.,

Galaxy Digital Holdings LP,

GALAXY DIGITAL INC.,

GDH TITAN MERGER SUB 1, INC.,

GDH TITAN MERGER SUB 2, INC.,

BITGO HOLDINGS, INC.

and

FORTIS ADVISORS LLC,

in its capacity as the Equityholders’ Representative

TABLE OF CONTENTS

-i-

-ii-

-iii-

-iv-

Exhibits

Exhibit A	–	Form of Support Agreement
Exhibit B	–	Form of Parent Post-Domestication Certificate of Incorporation
Exhibit C	–	Form of First Certificate of Merger
Exhibit D	–	Form of Second Certificate of Merger
Exhibit E	–	Form of Election Form
Exhibit F	–	Form of Letter of Transmittal
Exhibit G	–	Form of Resignation Letter

Schedules

Company Disclosure Schedule
Parent Disclosure Schedule
Schedule I	–	Support Agreement Equityholders
Schedule II	–	Illustrative Closing Working Capital Calculation and Illustrative Loan Book Base Net Equity Value Calculation
Schedule III	–	Parent Restructuring
Schedule IV	–	Post-Closing Restructuring

-v-

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 30, 2022 is made by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication (as defined herein), “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time (as defined herein), “Parent” shall be deemed to refer to Surviving GDHI (as defined herein) for all purposes hereof), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC (“OpCo GP”), Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date hereof (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date hereof (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date hereof (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs” and, the Merger Subs together with Parent, OpCo and HoldCo, the “Parent Parties”), BitGo Holdings, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth herein (the “Equityholders’ Representative”).

RECITALS:

WHEREAS, each of the parties hereto previously entered into, on May 5, 2021 (the “Original Agreement Date”), an Agreement and Plan of Merger (the “Original Agreement”);

WHEREAS, each of the parties hereto desire to, effective as of the date hereof, amend and restate the Original Agreement in its entirety as set forth herein;

WHEREAS, at the Domestication Effective Time, upon the terms and subject to the conditions of this Agreement, and as part of the Parent Restructuring contemplated by this Agreement, Parent will de-register as an exempted company in the Cayman Islands in accordance with Article 44 of the Parent’s Articles of Association and domesticate into the United States and be registered by way of continuation in the State of Delaware as a corporation in accordance with Delaware Law and the Cayman Islands Companies Act (the “Domestication”);

WHEREAS, following the Parent Restructuring, including the Domestication, upon the terms and subject to the conditions of this Agreement, Parent, the Merger Subs and the Company will effect a reorganization in which, as steps in a single, integrated transaction, (i) Merger Sub 1 will merge with and into Parent in accordance with this Agreement and Delaware Law (the “First Merger”), Merger Sub 1 will cease to exist and Parent will become a wholly owned subsidiary of HoldCo, and (ii) as part of the same overall transaction, Merger Sub 2 will merge with and into the Company in accordance with this Agreement, Delaware Law and the CCC, Merger Sub 2 will cease to exist and the Company will survive as an entity directly and jointly owned by OpCo and HoldCo (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Mergers”);

WHEREAS, in connection with the Domestication and the other transactions contemplated by this Agreement, the Parent Parties intend that the HoldCo Class A Common Stock will be listed on the Nasdaq Capital Market (“Nasdaq”) or another U.S. national securities exchange;

WHEREAS, the board of directors of Parent has, based on the recommendation of the Special Committee, which recommendation was made after consultation with its financial and legal advisors, (i) determined that the Parent Restructuring is in the best interests of Parent and fair to Parent Shareholders and (ii) resolved to recommend that Parent Shareholders (excluding any Person excluded for the purpose of such vote pursuant to the principles of MI 61-101 and/or the rules and policies of the TSX) vote in favor of the Parent Restructuring Resolution;

WHEREAS, the board of directors of Parent has (i) determined that this Agreement and the applicable transactions contemplated hereby are fair to and in the best interests of Parent and Parent Shareholders and (ii) approved and declared advisable such applicable transactions contemplated by this Agreement, in each case, upon the terms and subject to the conditions of this Agreement and in accordance with Parent’s Articles of Association and the Cayman Islands Companies Act and Delaware Law;

WHEREAS, OpCo GP, the general partner of OpCo, has unanimously determined that this Agreement and the transactions contemplated hereby are in the best interests of OpCo and the limited partners of OpCo and approved this Agreement and the transactions contemplated hereby;

WHEREAS, (A) the board of directors of each of HoldCo, Merger Sub 1 and Merger Sub 2 has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair and in the best interests of such Person and its stockholder(s), as applicable, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted for approval and adoption by such Person’s stockholder(s), as applicable, and (iv) recommended the approval and adoption of this Agreement and the transactions contemplated hereby by such Person’s stockholder(s), as applicable, and (B) promptly following the execution of this Agreement, (x) Parent, as the sole stockholder of HoldCo, (y) HoldCo, as the sole stockholder of Merger Sub 1, and (z) HoldCo and OpCo, as all of the stockholders of Merger Sub 2, in each case, shall approve and adopt this Agreement and the transactions contemplated hereby;

WHEREAS, the board of directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved and declared advisable this

Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted for approval and adoption by the stockholders of the Company and (iv) recommended the approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company;

WHEREAS, for U.S. federal income tax purposes, each of the parties intends that (i) the Second Merger will be treated as (x) with respect to the portion, if any, of the Closing Cash Consideration received by the Company Stockholders in the Second Merger that is attributable to (A) any indebtedness incurred by Merger Sub 2 for the purpose of funding all or a portion of the Closing Cash Consideration hereunder or (B) any cash of the Company or any of its Subsidiaries that is transferred to the Exchange Agent pursuant to Section 3.11(b), a redemption of a portion of the outstanding Company Stock by the Company with a value equal to the sum of (A) and (B) that is treated as a sale or exchange of Company Stock under Section 302(a) of the Code and the principles of Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), (y) with respect to the sum of (1) the remaining Closing Cash Consideration, if any, (2) the Equityholders’ Representative Expense Amount and (3) the estimated value as of the Closing Date (as reasonably determined by OpCo) of the rights to any other consideration (other than the Class A Common Stock) to be received pursuant to the Second Merger, including any amounts to be received by the Company Stockholders in respect of a Regulatory Capital Payment or out of the Holdback Adjustment Amount, the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount (it being understood that the foregoing is intended solely to determine the portion of the outstanding Company Stock acquired by OpCo and is not intended to govern the Tax treatment of the acquisition described in this clause (y) by the Company Stockholders as an installment sale or open transaction), a sale by the Company Stockholders to OpCo of a portion of the outstanding Company Stock with a value equal to such sum, and (z) with respect to the HoldCo Class A Common Stock received by the Company Stockholders in the Second Merger, an exchange by the Company Stockholders with HoldCo of a portion of the outstanding Company Stock with a value equal to such HoldCo Class A Common Stock for such HoldCo Class A Common Stock in a transaction that, together with the First Merger, qualifies as a transfer of property to a corporation that meets the requirements of Section 351 of the Code (the “Company Stockholder Section 351 Exchange”), (ii) the First Merger will be treated, with respect to the HoldCo Class A Common Stock received by the Parent Shareholders in the First Merger, (A) as a reorganization under Section 368(a) of the Code, in and of itself, and (B) as an exchange of Parent Common Stock for such HoldCo Common Stock in a transaction that, together with the Company Stockholder Section 351 Exchange, qualifies as a transfer of property to a corporation that meets the requirements of Section 351 of the Code, and (iii) the contribution by HoldCo of the Company Stock acquired in the Company Stockholder Section 351 Exchange to OpCo in exchange for limited partnership interests in OpCo will be treated as a contribution of property that qualifies for the nonrecognition of gain or loss under Section 721(a) of the Code (the matters set forth in the foregoing clauses (i), and (ii) and (iii) collectively, the “Intended Tax Treatment”);

WHEREAS, (i) following the execution and delivery of the Original Agreement, the Equityholders (and certain of such Equityholders’ Related Parties) set forth on Schedule I hereto entered into a support agreement, dated as of the Original Agreement Date (the “Support Agreement”) agreeing to certain matters in connection with the transactions contemplated hereby substantially in the form attached as Exhibit A hereto and (ii) following the execution and delivery of this Agreement, the Equityholders (and certain of such Equityholders’ Related Parties) set forth on Schedule I hereto will enter into an amendment to the Support Agreement (the “Support Agreement Amendment”);

WHEREAS, as promptly as reasonably practicable (and in any event within two Business Days) following the time at which the S-4 Registration Statement is declared effective under the Securities Act, the Company will obtain and deliver to Parent the written consent of the holders of Company Stock irrevocably adopting this Agreement and approving the Mergers and the other transactions contemplated by this Agreement and the other Transaction Documents (the “Written Consent”);

WHEREAS, (i) concurrently with the execution and delivery of the Original Agreement, and as an inducement to Parent’s willingness to enter into the Original Agreement, certain Key Service Providers have entered into employment offer letters with Parent (or an Affiliate of Parent) (each, a “Key Service Provider Agreement”), which Key Service Provider Agreements shall be effective as of, and contingent on, the Second Merger Effective Time and (ii) following the execution and delivery of this Agreement, certain Key Service Providers will enter into an amendment or amendment and restatement of the Key Service Provider Agreement to which they are a party (each, an “A&R Key Service Provider Agreement”); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged and agreed), the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1
Definitions

Section 1.01. Definitions. The following terms, as used herein, have the following meanings:

“2020 Unaudited Financial Statements” has the meaning set forth in Section 4.06(a).

“A&R Key Service Provider Agreement” has the meaning set forth in the recitals hereto.

“Accounting Policies” means (i) the accounting principles and methods set forth on Section 1.01(a) of the Company Disclosure Schedule, (ii) solely to the extent (A) not inconsistent with the accounting principles and methods set forth on Section 1.01(a) of the Company Disclosure Schedule and (B) consistent with GAAP, the accounting principles and methods the

Company used to produce the most recent Audited Financial Statements, and (iii) to the extent not addressed in the accounting principles and methods described in the foregoing clauses (i) and (ii), GAAP.

“Accounting Referee” has the meaning set forth in Section 3.14(c).

“Acquired Companies” means the Company and each of its Subsidiaries (including, from and after the Second Merger Effective Time, the Surviving Company and each of its Subsidiaries).

“Acquired Companies 401(k) Plan(s)” has the meaning set forth in Section 8.01(d).

“Acquisition Proposal” has the meaning set forth in Section 6.09.

“Action” means any action, suit, investigation, audit (including Tax audit), litigation, arbitration, claim (including any crossclaim or counterclaim), charge or proceeding (including any civil, criminal, administrative, arbitral, investigative or appellate proceeding).

“Advisory Group” has the meaning set forth in Section 12.01(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, (i) prior to the Second Merger Effective Time, none of the Acquired Companies shall be deemed to be an Affiliate of Parent, (ii) as of immediately following the Second Merger Effective Time, the Affiliates of Parent shall include the Acquired Companies and (iii) the Company shall be deemed to be an Affiliate of each of its Subsidiaries.

“Affiliate Contract” has the meaning set forth in Section 4.26(v).

“Affordable Care Act” has the meaning set forth in Section 4.25(g).

“Agreement” has the meaning set forth in the preamble hereto.

“Allocation Schedule” means the Allocation Schedule in the form delivered by the Company and reasonably agreed to by Parent (as updated and revised in accordance with this Agreement) setting forth the following information:

(i)   each Equityholder’s name, last known address and last known email address;

(ii)   the number of shares of each class and series of Company Stock held as of immediately prior to the Second Merger Effective Time by each such Equityholder;

(iii)   the number of shares of each class and series of Company Stock subject to Company Stock Options (and the exercise price(s) thereof) held as of immediately prior to the Second Merger Effective Time by each such Equityholder;

(iv)   the Updated Ungranted Option Schedule (which shall set forth each Ungranted Option and, with respect to each Ungranted Option, the Ungranted Option Counterparty holding such Ungranted Option and the Vested Portion of Ungranted Option and Unvested Portion of Ungranted Option and Closing Ungranted Option Payment applicable thereto);

(v)   the Fully Diluted Share Number;

(vi)   the Closing Aggregate Consideration Value;

(vii)   the Closing Per Share Consideration Value;

(viii)   the Exchanged Option Ratio;

(ix)   the Crypto Proceeds Additional Consideration;

(x)   whether each Equityholder that is a Company Stockholder has made a Stock Election, Cash Election, Mixed Election or no Merger Consideration Election, and the number of Cash Election Shares and Stock Election Shares held by such Equityholder;

(xi)   the Cash Election Shortfall Amount or the Cash Election Surplus Amount, if any;

(xii)   a calculation of each of the Per Share Closing Consideration due to each Equityholder hereunder (including, for the avoidance of doubt, (A) the amount of cash and/or (B) the number of shares of HoldCo Class A Common Stock comprising the Per Share Closing Consideration due to each Equityholder hereunder);

(xiii)   with respect to each Equityholder Distribution, (w) the amount of such Equityholder Distribution, (x) the portion of such Equityholder Distribution to which each Equityholder is entitled (as calculated in accordance with this Agreement), (y) the aggregate amount of such Equityholder Distribution together with all prior Equityholder Distributions and (z) the aggregate portion of such Equityholder Distributions to which such Equityholder is entitled (as calculated in accordance with this Agreement); and

(xiv)   each Equityholder’s Pro Rata Indemnity Share.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied, in each case, by a Governmental Authority, and authoritative interpretations of each of the foregoing, in each case that is binding upon or applicable to such Person or its properties.

“Appraisal Demand” has the meaning set forth in Section 3.09(c).

“Audited Financial Statements” has the meaning set forth in Section 4.06(a).

“Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date.

“Balance Sheet Date” means December 31, 2020.

“Base Cash Consideration” means $265,000,000.

“Base Shares Consideration” means 44,800,000 shares of HoldCo Class A Common Stock.

“Base Working Capital” means $11,000,000.

“Basket” has the meaning set forth in Section 11.03.

“BD Compliance Policies” has the meaning set forth in Section 4.20(f).

“Bonus Pool Amount” has the meaning set forth in Section 9.12.

“Broker-Dealer” means a “broker” or “dealer” (as defined in Sections 3(a)(4) and 3(a)(5) of the Securities Exchange Act) engaging in such activity in the United States. For the avoidance of doubt, the Company Broker-Dealer Subsidiary shall constitute a “Broker-Dealer” for all purposes hereof.

“Brokerage Services” means brokerage, broker-dealer transaction processing, dealer, distributorship, custodial, and related services, or any other services that involve acting as a Broker-Dealer, and performing ancillary services and activities related or incidental thereto.

“Burdensome Condition” has the meaning set forth in Section 9.01(a)(iv).

“Business Day” means a day, other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York, United States are authorized or required by Applicable Law to close.

“Canadian Securities Laws” means, collectively: (i) the applicable securities laws of each of the provinces and territories of Canada; and (ii) the respective regulations and rules made and forms prescribed under such securities laws, together with all applicable and legally enforceable published policy statements, multilateral or national instruments, blanket orders, rulings and notices of the securities commission and/or other securities regulatory authority in each such jurisdiction.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Cash” means, as of any time of determination, the aggregate amount of unrestricted cash, bank deposits and marketable debt and equity securities (but, in the case of cash equivalents, marketable debt and equity securities, only short-term, highly liquid investments from investment grade counterparties that are readily convertible to known amounts of cash within 30 days and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates) as of such time and in each case determined in accordance with the Accounting Policies; provided that Cash shall: (i) be calculated net of (x) (A) security deposits, bond guarantees and collateral reserve accounts, (B) Regulatory Capital (provided that, for purposes of this definition, Regulatory Capital shall be deemed to be $12,000,000), (C) cash or Virtual Currency held as collateral by the Acquired Companies, (D) Virtual Currency deposited with or held by the Acquired Companies in connection with their wrapped Bitcoin business, (E) amounts held in escrow and deposits or other amounts related work or services not yet performed and (F) amounts that are not freely usable, distributable or transferable (including as a result of Taxes imposed as a result of any use, distribution or transfer) (the amounts contemplated by this clause (i)(x) collectively, “Restricted Cash”), (y) outstanding outbound checks, draws, ACH debits and wire transfers to the extent there has been a reduction of accounts payable or other applicable liability that would have otherwise been taken into account in Closing Working Capital in respect thereof and (z) any Virtual Currency (or any value associated therewith) and the Crypto Proceeds; (ii) include inbound checks, draws, ACH credits and wire transfers deposited or available for deposit to the extent there has been a reduction of accounts receivable that would have otherwise been taken into account in Closing Working Capital in respect thereof; (iii) be decreased by the amount of any insurance proceeds received, including in connection with the damage or destruction of any property or asset (except to the extent that there is a reduction in a current asset of the Company that results in a reduction to Closing Working Capital and/or a reduction in Cash that results in a reduction to Closing Cash in connection with the occurrences giving rise to such insurance proceeds being received); (iv) include the Unreimbursed Company Financing Assistance Costs; (v) exclude Loan Book Assets, Loan Book Liabilities and Loan Book Collateral; and (vi) exclude digital intangible assets and liabilities, digital intangible asset loans, digital intangible asset collateral, digital intangible asset restricted (or any value associated with the foregoing items described in this clause (vi)).

“Cash Election” has the meaning set forth in Section 3.08(a).

“Cash Election Shares” has the meaning set forth in Section 3.08(a).

“Cash Election Shortfall Amount” has the meaning set forth in Section 3.08(d)(i).

“Cash Election Surplus Amount” has the meaning set forth in Section 3.08(d)(ii).

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.

“CCC” means the California Corporations Code.

“Certificates” has the meaning set forth in Section 3.11.

“Change of Control” means a transaction or series of related transactions occurring after the Closing Date in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Exchange Act) (other than the Parent Shareholders), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of HoldCo (on an as-exercised and as-converted basis) having the right to vote for the election of members of HoldCo’s board of directors.

“Charter” means the Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on February 14, 2020.

“Claim” has the meaning set forth in Section 11.04.

“Closing” has the meaning set forth in Section 3.01.

“Closing Aggregate Consideration Value” means an amount in cash equal to (i) the value of the Base Shares Consideration (valued at the Galaxy Share Value Price), plus (ii) the Closing Cash Consideration, plus (iii) the value of the Crypto Proceeds Additional Consideration (valuing any shares of HoldCo Class A Common Stock comprising part or all of the Crypto Proceeds Additional Consideration in the case of clause (a) or clause (c) of the definition thereof at the Galaxy Share Value Price).

“Closing Cash” means the aggregate amount of Cash of the Acquired Companies as of the Measurement Time.

“Closing Cash Consideration” means an amount in cash equal to (i) the Base Cash Consideration, plus (ii) the Estimated Adjustment Amount, minus (iii) the Holdback Adjustment Amount, minus (iv) the Holdback Deferred Initial Amount, minus (v) the Holdback Indemnity Initial Amount, minus (vi) the Equityholders’ Representative Expense Amount, plus (vii) the aggregate exercise prices of all In-the-Money Company Stock Options (whether or not vested) outstanding as of immediately prior to the Second Merger Effective Time, minus (viii) an amount equal to (A) the aggregate number of shares of HoldCo Class A Common Stock underlying options granted (or required to be granted) pursuant to Section 3.07(c) in respect of Ungranted Options existing as of the Original Agreement Date multiplied by (B) 0.75, multiplied by (C) the Galaxy Share Value Price, minus (ix) an amount equal to (A) the aggregate number of shares of HoldCo Class A Common Stock underlying options granted (or required to be granted) pursuant to Section 3.07(c) in respect of Ungranted Options existing as of immediately prior to the Closing but not existing as of the Original Agreement Date multiplied by (B) 0.25, multiplied by (C) the Galaxy Share Value Price.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Indebtedness” means the aggregate amount of all Indebtedness as of the Measurement Time (including in respect of (i) principal, (ii) interest thereon, (iii) penalties, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges that would arise as a result of the discharge of such Indebtedness in connection with the Closing and (iv) payments or premiums in respect of any Indebtedness attributable to, or which would arise as a result of, a change of control of any Acquired Company or the transactions contemplated hereby).

“Closing Per Share Consideration Value” means (i) the Closing Aggregate Consideration Value divided by (ii) the Fully Diluted Share Number.

“Closing Ungranted Option Payment” means, with respect to each Ungranted Option, the total payment in exchange for which the Company agrees (prior to the Second Merger Effective Time) with the applicable Ungranted Option Counterparty, pursuant to a form of agreement reasonably acceptable to Parent, to cancel the Vested Portion of such Ungranted Option, provided that the Closing Ungranted Option Payment shall be $0 with respect to an Ungranted Option if the applicable Ungranted Option Counterparty is not employed by, or otherwise a service provider of, one of the Acquired Companies as of the Second Merger Effective Time.

“Closing Working Capital” means the amount equal to (i) the aggregate amount of current assets of the Acquired Companies (excluding (A) any current or deferred income Tax assets and (B) the Crypto Proceeds) minus (ii) the aggregate amount of current liabilities of the Acquired Companies (excluding any current or deferred income Tax liabilities and expressly excluding the Crypto Income Tax Reserve Amount, the Crypto Income Tax Adjustment Amount and any liability represented thereby), in each case calculated in accordance with the Accounting Policies and as of the Measurement Time; provided that Closing Working Capital shall exclude (x) any receivable in respect of insurance proceeds, including in connection with the damage or destruction of any property or asset occurring after the Original Agreement Date and prior to the Measurement Time (except to the extent that there is a reduction in a current asset of the Company that results in a reduction to Closing Working Capital and/or a reduction in Cash that results in a reduction to Closing Cash in connection with the occurrences giving rise to such insurance proceeds being received), (y) any Virtual Currency and digital intangible assets and liabilities, digital intangible asset loans, digital intangible asset collateral assets and liabilities, digital intangible asset restricted (or any value associated with the foregoing items described in this clause (y)) and (z) any amounts associated with fiat currency loans, Loan Book Assets, Loan Book Liabilities and Loan Book Collateral. Notwithstanding the foregoing, no amounts or accruals in respect of Closing Cash, Restricted Cash, Unpaid Transaction Expenses, Crypto Proceeds, Closing Indebtedness or, other than pursuant to the express terms of Excluded Arrangements, amounts (A) either payable or receivable by the Acquired Companies under Affiliate Contracts or other arrangements with Related Parties that are solely between or among one or more Acquired Companies or (B) receivable by the Acquired Companies under Affiliate Contracts or other arrangements with Related Parties that are not entered into in the ordinary course of business on arms’ length terms, shall be reflected in Closing Working Capital. The illustrative calculation of Closing Working Capital that is set forth on Schedule II hereto is included in this Agreement solely to provide guidance with respect to mathematical calculations, and the balances therein are not intended to provide any basis with respect to how the Accounting Policies shall be applied. In the event of an inconsistency between such illustrative calculation of Closing Working Capital and the Accounting Policies, the Accounting Policies shall control.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between any of the Acquired Companies and any labor organization or other authorized employee representative representing Service Providers.

“Company” has the meaning set forth in the preamble hereto.

“Company 2020 Audited Financial Statements” means the audited financial statements of the Company and its Subsidiaries as of and for the year ended December 31, 2020, including the accompanying notes, prepared in accordance with GAAP and in a form that complies with the requirements of Regulation S-X for an offering of equity securities pursuant to a registration statement on Form S-1 for a non-reporting company and audited in accordance with PCAOB auditing standards by a PCAOB-qualified accounting firm that is independent from the Company and such Subsidiaries under Rule 2-01 of Regulation S-X under the Securities Act, together with auditor’s reports from Deloitte & Touche LLP (which reports shall include an unqualified opinion that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of December 31, 2020 and 2019 and the results of their operations and their cash flows for the years then ended in accordance with GAAP).

“Company 2021 Audited Financial Statements” means the audited financial statements of the Company and its Subsidiaries as of and for the year ended December 31, 2021, including the accompanying notes, prepared in accordance with GAAP and in a form that complies with the requirements of Regulation S-X for an offering of equity securities pursuant to a registration statement on Form S-1 for a non-reporting company and audited in accordance with PCAOB auditing standards by a PCAOB-qualified accounting firm that is independent from the Company and such Subsidiaries under Rule 2-01 of Regulation S-X under the Securities Act, together with auditor’s reports from such independent accounting firm (which reports shall include an unqualified opinion that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of December 31, 2021 and the results of their operations and their cash flows for the year then ended in accordance with GAAP).

“Company Broker-Dealer Subsidiary” means Portum Capital LLC.

“Company Class A Common Stock” means the Class A Common Stock (as defined in the Charter).

“Company Class F Common Stock” means the Class F Common Stock (as defined in the Charter).

“Company Common Stock” means the Common Stock (as defined in the Charter).

“Company Disclosure Schedule” means the amended and restated disclosure schedules dated as of the date hereof and delivered by the Company to Parent and the Merger Subs in connection with the execution of this Agreement, provided that Section 4.03 of the Company Disclosure Schedule may be amended, supplemented and/or updated by the Company upon written notice to Parent at any time on or before April 30, 2022 if the Company determines in good faith that a consent, waiver, approval, authorization, permit, filing, notification and/or action was required to be set forth on Section 4.03 of the Company Disclosure Schedule, which notice shall be accompanied by reasonable supporting documentation with respect thereto.

“Company Disregarded Shares” has the meaning set forth in Section 3.06(b).

“Company Employee” means any employee of any Acquired Company.

“Company Equity Interests” means each share of Company Stock and each Company Stock Option.

“Company Fundamental Representations” means (i) the representations and warranties contained in Sections 4.01, 4.02, 4.03, 4.04(i), 4.05, 4.10(l), 4.12(c), 4.19(e) and 4.22 and (ii) solely for purposes of Article 11, Section 4.26.

“Company Insurance Policies” has the meaning set forth in Section 4.16.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Acquired Companies, taken as a whole.

“Company Preferred Stock” means, collectively, the Series Seed Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

“Company Regulatory Agreement” has the meaning set forth in Section 4.19(f).

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Option” means each option to purchase shares of Company Common Stock, whether vested or unvested, granted or issued to a Service Provider pursuant to the Company Stock Plan or otherwise.

“Company Stock Plan” means the BitGo Holdings, Inc. Amended and Restated Stock Incentive Plan adopted by the board of directors of the Company on October 12, 2018 and approved by the Company Stockholders on October 12, 2018, as amended by the Amendment thereto on December 3, 2018.

“Company Stockholder” means any Person who holds Company Stock.

“Company Stockholder Section 351 Exchange” has the meaning set forth in the recitals hereto.

“Company Transfer Agent Subsidiary” means Harbor Digital Transfer Agent LLC.

“Company Trust Subsidiaries” mean BitGo Trust Company, Inc. and BitGo New York Trust Company.

“Condition Satisfaction Date” has the meaning set forth in Section 3.01.

“Confidential Information” has the meaning set forth in Section 9.02(c).

“Confidential Provisions” means each schedule contained in, and the items disclosed in, the Company Disclosure Schedule and the Parent Disclosure Schedule.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement dated as of January 7, 2021 by and between Galaxy Digital Holdings Ltd. and BitGo Holdings, Inc.

“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, order or other confirmation.

“Consent Solicitation Statement” has the meaning set forth in Section 6.03(a).

“Contract” means any agreement, lease, sublease, license, sublicense contract, obligation, Permit, sale or purchase order, service order, indenture, note, bond, loan, mortgage, deed of trust, instrument, commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

“Covered Employee” has the meaning set forth in Section 8.01.

“Covered Tax” means, without duplication, (i) all Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period, including, for the avoidance of doubt, all income Taxes arising as a result of Section 965 of the Code without regard to any election made or to be made under Section 965(h), (ii) all Taxes imposed on any of the Acquired Companies as a result of having been a member of an affiliated, consolidated, combined or unitary or similar Tax group on or prior to the Closing Date, (iii) all Taxes imposed on any of the Acquired Companies as a transferee, successor or by Contract entered into prior to the Second Merger Effective Time (other than any customary commercial Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes), (iv) all Taxes arising from the breach of the representations or warranties set forth in Section 4.10(b)(vii), (g), (h) or (k), (v) all Taxes resulting from the application of Section 280G of the Code to any payment made pursuant to this Agreement or to any payment made as a result of, or in connection with, any transaction contemplated by this Agreement, (vi) any Transfer Taxes for which Equityholders are responsible under Section 7.01, (vii) any Tax Liability of any of the Acquired Companies for the payment of any amount as a result of being a party to any Tax Sharing Agreement (other than a Tax Sharing Agreement solely between two or more Acquired Companies), and (viii) any Taxes of the Acquired Companies that accrued in a Pre-Closing Tax Period but became payable in a Post-Closing Tax Period as a result of, or in connection with, any provision of the CARES Act (whether or not such Taxes arise as a result of any transaction contemplated by this Agreement).

“Crypto Income Tax Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the Crypto Income Tax Reserve Amount minus (ii) the Final Incremental Crypto Income Tax Liability Amount.

“Crypto Income Tax Reserve Amount” has the meaning set forth in Section 3.13(a)(i).

“Crypto Proceeds” has the meaning set forth in Section 3.19 of the Company Disclosure Schedule.

“Crypto Proceeds Additional Consideration” means, at Parent’s election, either (a) a number of shares of HoldCo Class A Common Stock equal in the aggregate to (i) the Crypto Proceeds Net Value Amount, divided by (ii) the Galaxy Share Value Price, or (b) an amount in cash equal to the Crypto Proceeds Net Value Amount, or (c) a combination of the foregoing that is equivalent in value (valuing any applicable HoldCo Class A Common Stock at the Galaxy Share Value Price for such purposes) in the aggregate to the Crypto Proceeds Net Value Amount.

“Crypto Proceeds Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the Final Crypto Proceeds minus (ii) the Estimated Crypto Proceeds.

“Crypto Proceeds Net Value Amount” means an amount equal to (i) the Estimated Crypto Proceeds minus (ii) the Crypto Income Tax Reserve Amount.

“D&O Indemnified Party” has the meaning set forth in Section 9.06.

“D&O Tail” has the meaning set forth in Section 9.06.

“Damages” has the meaning set forth in Section 11.02.

“De Minimis Amount” has the meaning set forth in Section 11.03.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in Section 3.09(a).

“Domestication” has the meaning set forth in the recitals hereto.

“Domestication Date” has the meaning set forth in Section 2.01.

“Domestication Effective Time” has the meaning set forth in Section 2.01.

“Election Deadline” has the meaning set forth in Section 3.08(b).

“Election Form” has the meaning set forth in Section 3.08(a).

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not covered by ERISA), (ii) employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written and (x) that is sponsored, maintained, administered, contributed to or entered into by any of the Acquired Companies or any of their respective Affiliates for the current or future benefit of any current or former Service Provider or (y) for which any of the Acquired Companies has or could reasonably be expected to have any direct or indirect Liability.

“End Date” has the meaning set forth in Section 13.01(b).

“Environmental Laws” means any Applicable Law relating to human health or safety, the environment or any pollutants, contaminants, wastes, chemicals, or any other toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials, including the terms of any Environmental Permit.

“Environmental Permits” means all Permits required by Environmental Laws for the business of the Acquired Companies as currently conducted.

“Environmental Release” means any release, spill, leak, pumping, pouring, emitting, emptying, discharge, injection, escape, leaching, dumping, placing, discarding, abandonment, disposal, deposit, dispersing or migration into or through the environment.

“Equity Security” means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any “profits interests”), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to purchase or otherwise acquire any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing, and “equity security” or “equity interest” shall have the same meaning.

“Equityholder” means any Person who holds Company Equity Interests.

“Equityholder Distribution” has the meaning set forth in Section 3.16.

“Equityholder Indemnified Parties” has the meaning set forth in Section 11.02(b).

“Equityholders’ Representative” has the meaning set forth in the preamble hereto.

“Equityholders’ Representative Engagement Agreement” has the meaning set forth in Section 12.01(e).

“Equityholders’ Representative Expense Account” has the meaning set forth in Section 3.12.

“Equityholders’ Representative Expense Amount” has the meaning set forth in Section 3.12.

“Equityholders’ Representative Expenses” has the meaning set forth in Section 12.01(e).

“Equityholders’ Representative Fund Distribution Amount” has the meaning set forth in Section 12.02(c)(i).

“Equityholders’ Representative Group” has the meaning set forth in Section 12.01(e).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to an entity means any other trade or business, whether or not incorporated, that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Estimate Statement” has the meaning set forth in Section 3.13(a)(i).

“Estimated Adjustment Amount” means an amount, which may be positive or negative, equal to (i) Estimated Closing Working Capital, minus (ii) Base Working Capital, minus (iii) the absolute value of the amount by which the Estimated Loan Book Net Equity Value is less than the Estimated Loan Book Base Net Equity Value (or, if the Estimated Loan Book Net Equity Value is greater than the Estimated Loan Book Base Net Equity Value, then $0), minus (iv) the Estimated Loan Book Under Collateralization Amount (which shall not be less than $0), minus (v) Estimated Closing Indebtedness, minus (vi) Estimated Unpaid Transaction Expenses, plus (vii) Estimated Closing Cash; provided that such Estimated Adjustment Amount shall not in any case, unless Parent otherwise agrees in writing, exceed $10,000,000 and, if it exceeds $10,000,000, it shall be deemed to be $10,000,000 for all purposes hereof.

“Estimated Closing Cash” has the meaning set forth in Section 3.13(a)(i).

“Estimated Closing Indebtedness” has the meaning set forth in Section 3.13(a)(i).

“Estimated Closing Working Capital” has the meaning set forth in Section 3.13(a)(i).

“Estimated Crypto Proceeds” has the meaning set forth in Section 3.13(a)(i).

“Estimated Loan Book Net Equity Value” has the meaning set forth in Section 3.13(a)(i).

“Estimated Loan Book Base Net Equity Value” has the meaning set forth in Section 3.13(a)(i).

“Estimated Unpaid Transaction Expenses” has the meaning set forth in Section 3.13(a)(i).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.11.

“Exchange Agent Agreement” has the meaning set forth in Section 3.11.

“Exchanged Option” has the meaning set forth in Section 3.07(a)(i).

“Exchanged Option Ratio” means, with respect to an In-the-Money Company Stock Option, a number equal to (i) the Closing Per Share Consideration Value, divided by (ii) the Galaxy Share Value Price.

“Excluded Arrangements” has the meaning set forth in Section 6.05.

“Expiration Date” has the meaning set forth in Section 11.01.

“Export Control Laws” has the meaning set forth in Section 4.27(d).

“FCPA” has the meaning set forth in Section 4.27(a).

“Final Adjustment Amount” means an amount, which may be positive or negative, equal to (i) Final Closing Working Capital minus (ii) Base Working Capital, minus (iii) the absolute value of the amount by which the Final Loan Book Net Equity Value is less than the Final Loan Book Base Net Equity Value (or, if the Final Loan Book Net Equity Value is greater than the Final Loan Book Base Net Equity Value, then $0), minus (iv) the Final Loan Book Under Collateralization Amount (which shall not be less than $0), minus (v) Final Closing Indebtedness, minus (vi) Final Unpaid Transaction Expenses, plus (vii) Final Closing Cash; plus (viii) the sum of (A) the Crypto Proceeds Adjustment Amount and (B) the Crypto Income Tax Adjustment Amount (which may be a negative number).

“Final Amounts” means each of Final Closing Working Capital, Final Loan Book Net Equity Value, Final Unpaid Transaction Expenses, Final Closing Indebtedness, Final Closing Cash, Final Incremental Crypto Income Tax Liability Amount and Final Adjustment Amount.

“Final Closing Cash” has the meaning set forth in Section 3.15(c).

“Final Closing Indebtedness” has the meaning set forth in Section 3.15(c).

“Final Closing Working Capital” has the meaning set forth in Section 3.15(c).

“Final Crypto Proceeds” has the meaning set forth in Section 3.15(c).

“Final Incremental Crypto Income Tax Liability Amount” has the meaning set forth in Section 3.15(c).

“Final Loan Book Base Net Equity Value” has the meaning set forth in Section 3.15(c).

“Final Loan Book Net Equity Value” has the meaning set forth in Section 3.15(c).

“Final Unpaid Transaction Expenses” has the meaning set forth in Section 3.15(c).

“Financing” has the meaning set forth in Section 9.08.

“FinCEN” means the Financial Crimes Enforcement Network, a bureau of the U.S. Department of Treasury.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Application” means an application pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership or control of a FINRA member Broker-Dealer, and where appropriate, materiality consultation with FINRA membership application program staff.

“First Certificate of Merger” has the meaning set forth in Section 3.02(b).

“First Merger” has the meaning set forth in the recitals hereto.

“First Merger Effective Time” has the meaning set forth in Section 3.02(b).

“Fraud” means actual common law fraud under the law of the State of Delaware.

“Fully Diluted Share Number” means the sum of (i) the total number of shares of Company Stock (including Dissenting Shares and Parent-Held Disregarded Shares, but excluding Company Disregarded Shares) outstanding as of immediately prior to the Second Merger Effective Time (assuming all shares of Company Preferred Stock are converted into Company Common Stock as of such time and in accordance with the Governing Documents of the Company and any applicable Contracts) and (ii) the total number of shares of Company Common Stock issuable upon the exercise in full of all In-the-Money Company Stock Options (whether or not vested) outstanding immediately prior to the Second Merger Effective Time.

“Fundamental Representations” means the Company Fundamental Representations and the Parent Fundamental Representations.

“GAAP” means generally accepted accounting principles in the United States in effect from time to time, applied on a consistent basis.

“Galaxy Share Value Price” means a price per share equal to the product of (A) the volume weighted average price of a share of HoldCo Class A Common Stock (or, if (i) shares of HoldCo Class A Common Stock are not outstanding at the applicable time, a share of Parent Class A Common Stock and (ii) shares of HoldCo Class A Common Stock and Parent Class A Common Stock are not outstanding at the applicable time, a Parent Pre-Restructuring Ordinary Share) for the five-trading day period ending on the third trading day immediately prior to the Closing Date on the principal stock exchange on which such shares are then listed (in each case, as reported by Bloomberg L.P. or an authoritative source mutually agreed by Parent and the Equityholders’ Representative in good faith, which source is acceptable to the TSX) and (B) the Canadian dollar to U.S. dollar exchange rate as reported by Bloomberg L.P. or an authoritative source mutually agreed by Parent and the Equityholders’ Representative in good faith at 5:00 pm New York time on the third trading day immediately prior to the Closing Date.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including the articles or certificate of incorporation or formation, bylaws, operating agreement, limited liability company agreement, memorandum and articles of association, partnership agreement, exempted limited partnership agreement, shareholders’ agreement, investors’ rights agreement, voting agreement, drag-along agreement, voting trust agreement, joint venture agreement, registration rights agreement and any similar agreement and any amendments or supplements to any of the foregoing.

“Government Contract” means (i) any Contract between any Acquired Company and any Governmental Authority, including any agency of the United States or any agency of any of its respective states or local governments, including any bid, quote, or offer for such Government Contract, and all service orders, purchase orders, delivery orders or task orders under such Government Contracts, each of which is a separate Government Contract and (ii) any Contract or subcontract (at any tier) of any Acquired Company with any other Person that arises under or pursuant to, or relates to such other Person’s prime contract or subcontract under, a Government Contract.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial or local governmental, regulatory or administrative authority (including the TSX, any other stock exchange and any Self-Regulatory Organization or other self-policing or self-reporting industry groups or authorities, including FINRA), department, commission, court, tribunal, agency or official, including any political subdivision thereof (including, for the avoidance of doubt, the State of South Dakota and the State of New York).

“Hazardous Substance” means any pollutant or contaminant or any toxic, radioactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any hazardous, toxic or radioactive characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos-containing materials and any substance, waste or material regulated, or for which Liability could arise, under any Environmental Law.

“Holdback Adjustment Amount” means $25,000,000.

“Holdback Deferred Initial Amount” means $82,500,000.

“Holdback Deferred Release Amount” means an amount in cash equal to (1) the balance of the Holdback Deferred Initial Amount (after taking into account any reduction to such amount in accordance herewith) plus (2) (i) if the Holdback Deferred Release Amount is paid on or prior to the date that is six months after the Closing Date, $0, and (ii) otherwise, an amount in cash equal to (A) the balance of the Holdback Deferred Initial Amount to actually be paid to

Equityholders hereunder (after taking into account any reduction to such amount in accordance herewith) multiplied by (B) (x) 8% multiplied by (y) a fraction (not greater than one), the numerator of which is the number of days that have passed since the Closing Date and the denominator of which is 365.

“Holdback Indemnity Initial Amount” means $75,000,000.

“Holdback Indemnity Release Amount” has the meaning set forth in 11.10(c).

“HoldCo” has the meaning set forth in the preamble hereto.

“HoldCo Certificate of Incorporation” means the Certificate of Incorporation of HoldCo, as in effect from and after the Second Merger Effective Time.

“HoldCo Class A Common Stock” means shares of Class A common stock of HoldCo, as set forth in the HoldCo Certificate of Incorporation.

“HoldCo Class B Common Stock” means shares of Class B common stock of HoldCo, as set forth in the HoldCo Certificate of Incorporation.

“HoldCo Common Stock” means shares of HoldCo Class A Common Stock and shares of HoldCo Class B Common Stock.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hypothetical Pre-Closing Income Tax Liability Amount” means an amount equal to the amount of income Taxes described in clause (i) of the definition of “Covered Taxes” for the Pre-Closing Tax Period (or portion of a Straddle Period) ending on the Closing Date (taking into account, for the avoidance of doubt, any Transaction Deductions attributable to a taxable period (or portion thereof) ending on the Closing Date in accordance with the provisions of Section 7.04 hereof), determined on a hypothetical basis as if no Pre-Closing Virtual Currency Transaction had taken place.

“In-the-Money Company Stock Option” means an unexercised Company Stock Option (whether or not vested) with an exercise price per share of Company Common Stock that is less than the Per Share Closing Consideration (valuing shares of HoldCo Class A Common Stock at the Galaxy Share Value Price).

“Incremental Crypto Income Tax Liability Amount” means an amount equal to the excess (if any) of (i) the Pre-Closing Income Tax Liability Amount over (ii) the Hypothetical Pre-Closing Income Tax Liability Amount. For avoidance of doubt, for purposes of this Agreement the “Incremental Crypto Income Tax Liability Amount” shall not be less than zero.

“Indebtedness” means, calculated in accordance with the Accounting Policies, with respect to any of the Acquired Companies, all obligations and other Liabilities (i) for borrowed money or other borrowed assets (including factoring or asset-based financing, overdraft and Virtual Currency-denominated financing lines or facilities and Virtual Currency borrowed other than for the express purpose of financing Loan Book Assets), (ii) evidenced by promissory notes, bonds, debentures or similar Contracts or securities, (iii) created or arising under any conditional sale or other title retention arrangement or vendor financing (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, (v) for the deferred purchase price of assets, property, goods or services, including the maximum gross amount of all seller notes and “earn-out” payments and purchase price adjustment payments (whether due as of the time of determination or may become due at any time following the time of determination), (vi) for capitalized liabilities under GAAP of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) in respect of letters of credit, bankers’ acceptances, surety bonds and similar instruments (to the extent drawn or in respect of which the conditions for draw-down have been satisfied), (viii) for Contracts relating to interest rate, currency rate or commodity price protection, swap agreements, collar agreements and other hedging agreements, (ix) in respect of deferred commissions, bonus accruals, commissions accruals, deferred rent, deferred revenue and customer deposits with respect to periods prior to the Measurement Time and payables related thereto, (x) in respect of any accrued and unpaid deferred compensation and accrued and unpaid bonuses or severance payments or benefits and any unfunded or underfunded pension Liabilities, whether qualified or unqualified (including, in each case, the employer portion of any payroll, employment or similar Taxes related thereto), (xi) in respect of unpaid income Tax Liabilities of the Acquired Companies with respect to any Pre-Closing Tax Period (A) for which Tax Returns have not yet been filed as of the Closing Date or (B) for Taxes shown due on a Tax Return filed before the Closing Date that have not been paid as of the Closing Date, including any liability for Taxes or other liabilities as a result of or relating to Section 965 of the Code (including unpaid installment payments resulting from an election under Section 965(h) of the Code) (it being understood that the amounts described in this clause (xi) shall in no event be less than zero) but expressly excluding any income Tax Liabilities reflected in the Crypto Income Tax Reserve Amount, (xii) for any payroll Tax, the payment of which has been delayed pursuant to Section 2302 of the CARES Act, and (xiii) in respect of any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (xii) guaranteed by, or secured by any of the assets or Equity Securities of, any of the Acquired Companies (but only to the extent of the amount so guaranteed or secured). For purposes of this Agreement, “Indebtedness” does not include any (x) obligations to the extent owing from the Company or any of its wholly owned Subsidiaries solely to the Company or any of its other wholly owned Subsidiaries, (y) amounts included in Final Unpaid Transaction Expenses and (z) Loan Book Assets, Loan Book Liabilities and Loan Book Collateral.

“Indemnified Party” has the meaning set forth in Section 11.04.

“Indemnifying Party” has the meaning set forth in Section 11.04.

“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights in any jurisdiction throughout the world, whether or not registered, including any and all: (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) and all inventions (whether or not patentable), invention disclosures, and improvements to inventions, and all documentation relating to any of the foregoing, (ii) trademarks, service marks, trade names, trade dress, logos, domain names, social media identifiers or accounts, rights of publicity and corporate names (in each case, whether or not registered) and all translations adaptations, variations, derivations, combinations, registrations and applications for registration of any of the foregoing and all goodwill associated with any of the foregoing, (iii) works of authorship, mask works, industrial designs, copyrights (whether or not registered) and registrations and applications for registration thereof and all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression, (iv) Software and all forms of technology including, websites, passwords, access and other rights with respect to social media and networking accounts, presences and activities, (v) trade secrets, know-how and other confidential or business or technical information if such information derives independent economic value from not being generally known to the public, including any and all ideas, discoveries, formulas, compositions, plans, designs, methodologies, processes and/or procedures, specifications, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and all other information and data similar to any of the foregoing, (vi) databases and data collections, (vii) rights in copies or embodiments of any of the foregoing (whether electronic or tangible), (viii) Software and all rights in content (including text, graphics, images, audio, video and data) included on or used to operate and maintain any websites, including all data, documentation, files, cgi and other scripts, all programming code (source and object), subscriber and other data, archives, and server and traffic logs relating to such sites, and (ix) rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in the recitals hereto.

“International Plan” means any Employee Plan that is not a U.S. Plan.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (including laptops and mobile devices) and systems, and all associated documentation, owned, or purported by the Acquired Companies to be owned, by or used, licensed or leased, or purported by the Acquired Companies to be licensed or leased, to any of the Acquired Companies.

“Key Service Provider” means each of the individuals set forth on Section 1.01(c) of the Company Disclosure Schedule.

“Key Service Provider Agreement” has the meaning set forth in the recitals hereto.

“Knowledge” means (i) in the case of the Company, the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 1.01(d) of the Company Disclosure Schedule, and (ii) in the case of Parent or Merger Sub, the knowledge, after reasonable inquiry, of the individuals set forth on Section 1.01(d) of the Parent Disclosure Schedule.

“Leased Real Property” has the meaning set forth in Section 4.13(b).

“Leases” has the meaning set forth in Section 4.13(b).

“Legal Restraint” has the meaning set forth in Section 10.01(c).

“Letter of Transmittal” has the meaning set forth in Section 3.11(a)(ii).

“Liability” means any debt, liability or obligation of any kind, whether due or to become due, absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, asserted or unasserted, secured or unsecured, determined or determinable, or otherwise.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed, or purported by the Acquired Companies to be licensed or sublicensed, to any of the Acquired Companies or for which any of the Acquired Companies has obtained, or has purported by the Acquired Companies to have obtained, a covenant not to be sued.

“Lien” means, with respect to any property or asset (including, for the avoidance of doubt, any intangible assets and Intellectual Property Rights), any mortgage, hypothecation, lien, pledge, charge, security interest, deed of trust, lease or sublease, license (other than a non-exclusive license of Intellectual Property Rights granted in the ordinary course of business), encumbrance or other adverse claim in respect of such property or asset, including any restriction on the right to vote, sell or otherwise dispose of any capital stock or other voting or equity interest or any restriction on the exercise of any attributes of ownership. For the purposes of this Agreement, a Person shall be deemed to own or lease subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Loan Book Assets” means (i) all digital intangible asset loans or fiat currency loans that either (A) are callable on demand by the Acquired Companies or (B) have a duration of 30 days or less minus (ii) rehypothecated digital intangible asset loans or fiat currency collateral loans.

“Loan Book Base Net Equity Value” means all (i) Loan Book Assets minus (ii) Loan Book Liabilities as of the Original Agreement Date. An illustrative example of calculation of Loan Book Base Net Equity Value is included in Schedule II.

“Loan Book Collateral” means all digital intangible assets and fiat collateral posted to the Acquired Companies by a counterparty for the sole purpose of securing a Loan Book Asset.

“Loan Book Liabilities” means all borrowings by the Acquired Companies of digital intangible assets or fiat currencies that were borrowed for the express purpose of financing Loan Book Assets.

“Loan Book Net Equity Value” means all (i) Loan Book Assets minus (ii) Loan Book Liabilities. For the avoidance of doubt, rehypothecation of collateral payable by the Acquired Companies shall not increase Loan Book Net Equity Value.

“Loan Book Under Collateralization Amount” means the product of (i) (A) Loan Book Assets minus (B) Loan Book Collateral, in each case, as of the Measurement Time, multiplied by (ii) 15%.

“Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to (i) have a material and adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Acquired Companies or Parent Parties, taken as a whole, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions generally in financial or securities markets (other than markets related to Virtual Currency) or in the general economic or political conditions in the United States or any other country or region in which the Acquired Companies or Parent Parties operate (as applicable), (B) changes in Applicable Law generally affecting the industry in which the Acquired Companies or the Parent Parties operate, (C) global, national or regional acts of war, hostilities, sabotage or terrorism or military or police actions or any escalation, worsening or diminution of any such acts of war, hostilities, sabotage or terrorism or military or police actions existing or underway, (D) changes after the Original Agreement Date in GAAP or other accounting requirements or principles or any changes after the Original Agreement Date in Applicable Laws or the interpretation thereof, (E) any stoppage or shutdown of any U.S. government activity (including any default by the U.S. government or delays in payments by government agencies or delays or failures to act by any Governmental Authority), (F) the public announcement of this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby (it being understood that this clause (F) shall not apply to a breach of any representation, warranty or covenant related to the announcement or consummation of the transactions contemplated hereby or by the other Transaction Documents), (G) any failure of any of the Acquired Companies or the Parent Parties to meet, with respect to any period or periods, any internal projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect, unless otherwise excluded from this definition of Material Adverse Effect), (H) hurricanes, earthquakes, floods or other natural disasters, or (I) with respect to the Parent Parties, any decline, in and of itself, in the market price or trading volume of Parent Common Stock and/or HoldCo Common Stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Parent Parties or any of their respective Subsidiaries; provided, however, that if any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A) through (E) and (H) has a disproportionate effect on the Acquired Companies or the Parent Parties, as applicable, taken as a whole, relative to other participants in the industry in which the Acquired Companies or Parent Parties operate, the impact thereof shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, or (ii) prevent, enjoin or materially impair or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

“Material Contract” has the meaning set forth in Section 4.09(b).

“Measurement Time” means 12:01 a.m. (Eastern Time) on the Closing Date.

“Merger Consideration” has the meaning set forth in Section 3.06(a).

“Merger Sub 1” has the meaning set forth in the preamble hereto.

“Merger Sub 2” has the meaning set forth in the preamble hereto.

“Merger Subs” has the meaning set forth in the preamble hereto.

“Merger Consideration Election” has the meaning set forth in Section 3.08(a)(i).

“Mergers” has the meaning set forth in the recitals hereto.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions promulgated by the Canadian Securities Administrators.

“Mixed Election” has the meaning set forth in Section 3.08(a)(i).

“Money Transmitter Laws” mean all legal requirements that may be enforced by any Governmental Authority of the United States, Germany, Singapore, Switzerland, United Kingdom, United Arab Emirates (Abu Dhabi), and any other applicable non-U.S. countries relating to licensing or registration in connection with (i) the sale or issuance of electronic money, checks, drafts, money orders, travelers checks or other payment instruments, whether or not negotiable, (ii) the provision of payment services, (iii) the transmission of funds by electronic or other means and/or (iv) the sale or issuance of stored value cards or devices.

“Notice of Disagreement” has the meaning set forth in Section 3.14(b).

“OFAC” has the meaning set forth in Section 4.27(e)(i).

“OpCo” has the meaning set forth in the preamble hereto.

“Open Source Software” means third-party Software that is distributed as free software, open source software or copyleft software or pursuant to a similar licensing or distribution model that requires, as a condition to the use, modification or distribution (including under an ASP or “software as a service” model) of such software that other software using, incorporating, linking, integrating, or distributed or bundled with such software be (a) made available or distributed in source code form, (b) licensed for the purpose of making derivative works, (c) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (d) redistributable at no charge. Without limiting the generality of the foregoing, “Open Source Software” includes software licensed or distributed under any of the following licenses or distribution models: (i) the Apache Software Foundation License, (ii) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (iii) The Artistic License (e.g., PERL), (iv) the Mozilla Public License, (v) the Netscape Public License, (vi) the Sun Community Source License (SCSL), (vii) the Sun Industry Standards License (SISL), (viii) Affero General Public License (AGPL), (ix) Common Development and Distribution License (CDDL) or (x) any license or distribution agreement or arrangement now listed as open source licenses on www.opensource.org or any successor website thereof or in the Free Software Directory maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.

“Optionholder” means a holder of a Company Stock Option.

“Order” means any judgment, decree, writ, injunction, ruling, award, decision, subpoena, determination, verdict or order entered, issued, made or rendered by any Governmental Authority or legally binding arbitrator of competent jurisdiction.

“Original Agreement” has the meaning set forth in the recitals hereto.

“Original Agreement Date” has the meaning set forth in the recitals hereto.

“Out-of-the-Money Company Stock Option” means a Company Stock Option that is not an In-the-Money Company Stock Option.

“Overpayment Amount” has the meaning set forth in Section 3.15(b)(i).

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned, or purported to be owned, by any of the Acquired Companies.

“Owned Software” means any and all Software owned, or purported to be owned, by any of the Acquired Companies.

“Parent” has the meaning set forth in the preamble hereto.

“Parent 2021 Financials” has the meaning set forth in Section 5.08.

“Parent Arrangements” has the meaning set forth in Section 6.08(iii).

“Parent Broker-Dealer Subsidiary” means Galaxy Digital Partners LLC.

“Parent Capitalization Date” has the meaning set forth Section 5.05(a).

“Parent Circular” means the management information circular of Parent prepared and mailed in accordance with Canadian Securities Laws in respect of the Parent Extraordinary General Meeting.

“Parent Class A Common Stock” means shares of Class A common stock of Parent (from and after the Domestication), as set forth in the Post-Domestication Certificate of Incorporation.

“Parent Class B Common Stock” means shares of Class B common stock of Parent (from and after the Domestication), as set forth in the Post-Domestication Certificate of Incorporation.

“Parent Common Stock” means shares of Parent Class A Common Stock and shares of Parent Class B Common Stock.

“Parent Disclosure Documents” has the meaning set forth in Section 5.07(e).

“Parent Disclosure Schedule” means the disclosure schedules dated the Original Agreement Date and delivered by the Parent Parties to the Company in connection with the execution of this Agreement.

“Parent Disregarded Shares” has the meaning set forth in Section 3.03(c).

“Parent Equity Awards” means awards in respect of Parent Common Stock granted under the Parent Stock Plans.

“Parent Extraordinary General Meeting” has the meaning set forth in Section 9.09(a).

“Parent Financial Statements” has the meaning set forth in Section 5.08.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub contained in Sections 5.01, 5.02, 5.03, 5.04(i), 5.06(b) and 5.11.

“Parent-Held Disregarded Shares” has the meaning set forth in Section 3.06(c).

“Parent Indemnified Parties” has the meaning set forth in Section 11.02(a).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to the Parent Parties and their respective Subsidiaries taken as a whole.

“Parent Parties” has the meaning set forth in the preamble hereto.

“Parent Pre-Restructuring Ordinary Shares” means ordinary shares, par value CAD$0.001 per share, of Parent.

“Parent Restructuring” has the meaning set forth in Article 2.

“Parent Restructuring Resolution” means the resolution(s) of Parent Shareholders approving the Parent Restructuring at the Parent Extraordinary General Meeting.

“Parent Shareholders” means holders of Parent Pre-Restructuring Ordinary Shares.

“Parent Stock Plans” means the Galaxy Digital Holdings Ltd. Amended and Restated Stock Option Plan and the Galaxy Digital Holdings Ltd. Long Term Incentive Plan.

“Parent Welfare Plan” has the meaning set forth in Section 8.01(a).

“Payoff Letters” has the meaning set forth in Section 6.07(a).

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Pending Claims” has the meaning set forth in Section 11.10(b).

“Per Share Adjustment Consideration” means an amount in cash equal to (i) the Underpayment Amount, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

“Per Share Adjustment Holdback Release Amount” means an amount in cash equal to (i) the balance of the Holdback Adjustment Amount after giving effect to Section 3.15(b)(i) and Section 3.15(b)(ii), if any, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

“Per Share Closing Consideration” has the meaning set forth in Section 3.06(a).

“Per Share Equityholders’ Representative Fund Release Amount” means an amount in cash equal to (i) the Equityholders’ Representative Fund Distribution Amount, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

“Per Share Holdback Deferred Release Amount” means an amount in cash equal to (i) the Holdback Deferred Release Amount, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

“Per Share Holdback Indemnity Release Amount” means an amount in cash equal to (i) the aggregate of all Holdback Indemnity Release Amounts if any, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

“Per Share Regulatory Capital Payment Amount” means an amount in cash equal to (i) the Regulatory Capital Payment, less any Transaction Expenses that arise as a result of the payment of such amount, if any, divided by (ii) the Fully Diluted Share Number.

“Permits” means all licenses, permits, consents, authorizations, approvals, certificates of occupancy, ratifications, certifications, registrations, exemptions, variances, exceptions and similar consents granted or issued by any Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes or other governmental charges not yet due or, if due, being contested in good faith by appropriate proceedings and, in each case, for which specific and adequate accruals or reserves have been established on the Balance Sheet in accordance with GAAP; (ii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business and not yet due and payable or, if due and payable, are being contested in good faith by appropriate proceedings and for which specific and adequate accruals or reserves have been established on the Balance Sheet; (iii) other easements, covenants, conditions, restrictions and other similar matters of record affecting title to any parcel of Leased Real Property that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Leased Real Property to which they relate or the conduct of the business of the Acquired Companies as presently conducted; (iv) in respect of Intellectual Property Rights, non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; or (v) Liens to the extent both securing Indebtedness that will be released at the Closing pursuant to a Payoff Letter and specifically disclosed in Section 1.01(e) of the Company Disclosure Schedule, or as reflected in the 2020 Unaudited Financial Statements.

“Person” means an individual, corporation, exempted company, partnership, exempted limited partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personally Identifiable Information” means any and all (i) information about an individual that either contains data elements that identify the individual or with respect to which there is a reasonable basis to believe the information can be used to identify, contact or locate the individual, (ii) any and all information that enables a person to contact the individual (such as information contained in a cookie or an electronic device fingerprint), (iii) “personal data” as that term is defined in the European Union’s General Data Protection Regulation and (iv) any and all other information, the Processing of which is regulated by an Applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, email address, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer

Identification Number and passport number, (B) online identifiers, email addresses, social media handles, Internet or software-based usernames, Internet Protocol addresses, cookie identifiers, and device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation, or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic, and (F) individual medical or health information.

“PII Third Party” has the meaning set forth in Section 4.15(c).

“Post-Closing Statement” has the meaning set forth in Section 3.14(a).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Post-Domestication Certificate of Incorporation” has the meaning set forth in Section 2.01.

“Pre-Closing Income Tax Liability Amount” means an amount equal to the amount of income Taxes described in clause (i) of the definition of “Covered Taxes” for the Pre-Closing Tax Period (or portion of a Straddle Period) ending on the Closing Date (taking into account, for the avoidance of doubt, any Transaction Deductions attributable to the taxable period (or portion thereof) ending on the Closing Date in accordance with the provisions of Section 7.04 hereof).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period ending on and including the Closing Date.

“Pre-Closing Virtual Currency Transaction” has the meaning set forth in Section 3.19 of the Company Disclosure Schedule.

“Privileged Communication” has the meaning set forth in Section 14.13.

“Pro Rata Indemnity Share” means, with respect to any Equityholder, the percentage set forth opposite such Equityholder’s name in the Allocation Schedule in the column entitled “Pro Rata Indemnity Share.”

“Process” means, with respect to data, to access, use, collect, retrieve, store, retain, record, analyze, adapt, combine, structure, alter, disseminate, transfer, sell, share, receive, block, delete, erase or destroy or otherwise process such data.

“Regulatory Capital” means any capital required to be held in connection with the operation of the Acquired Companies’ business activities for purposes of complying with capital adequacy or other regulatory requirements under Applicable Law (including capital requirements associated with any trust custodial, money service or money transmission licenses).

“Regulatory Capital Payment” has the meaning set forth in Section 3.20(b).

“Regulatory Documents” means, with respect to a Person, all filings (including, with respect to the Company, Parent or any of their respective Affiliates, the current Form ADV of the Company, Parent or any of their respective Affiliates, as applicable, and the current Form BD(s) of the Company Broker-Dealer Subsidiary or the Parent Broker-Dealer Subsidiary, as applicable,) together with any amendments required to be made with respect thereto, filed, or required to be filed, by such Person with any applicable Governmental Authority pursuant to Applicable Law, including securities laws and the applicable rules and regulations of any Governmental Authority.

“Related Party” means, with respect to any specified Person, (a) any Affiliate of such specified Person, (b) any Person who is a director, officer, general partner, managing member, employee, equityholder or in a similar capacity of such specified Person or any of its Affiliates, (c) any other Person who holds, individually or together with such other Person’s Affiliates and any members of such other Person’s immediate family, directly or indirectly, more than 5% of the outstanding equity or ownership interests of such specified Person and (d) and with respect to any individual, shall also include any “associate” or member of such individual’s “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) (and, for the avoidance of doubt, “Related Party” when referenced with respect to any Acquired Company includes each Equityholder).

“Released Claims” has the meaning set forth in Section 6.10(b)(iii).

“Released Parties” has the meaning set forth in Section 6.10(b).

“Releasing Parties” has the meaning set forth in Section 6.10.

“Representatives” has the meaning set forth in Section 6.02.

“Required Company Stockholder Approval” means the affirmative vote or consent of the holders of a majority of the issued and outstanding shares of (i) Company Stock (voting on an as-converted-to-Company Class A Common Stock basis with respect to any shares of Company Preferred Stock), (ii) Company Common Stock (voting on an as-converted-to-Company Class A Common Stock basis with respect to any shares of Company Class F Common Stock), and (iii) Company Preferred Stock (voting on an as-converted-to-Company Class A Common Stock basis with respect to any shares of Company Preferred Stock).

“Required Financial Statements” has the meaning set forth in Section 9.07(c)(ii).

“Required Parent Stockholder Approval” means the approval of the Parent Restructuring Resolution by: (i) not less than 66 2/3% of the votes cast on the Parent Restructuring Resolution at the Parent Extraordinary General Meeting by Parent Shareholders in accordance with the Parent’s Governing Documents and (ii) a simple majority of the votes cast on the Parent Restructuring Resolution by Parent Shareholders (other than any Person excluded for the purposes of such vote pursuant to the principles of MI 61-101 and/or the rules and policies of the TSX).

“Required Regulatory Approvals” has the meaning set forth in Section 4.03(iv).

“Required Unaudited Financial Statements” has the meaning set forth in Section 9.07(c)(ii).

“S-1 Registration Statement” means a Registration Statement on Form S-1, including any draft registration statements in respect thereof, and any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by HoldCo under the Securities Act with respect to an issuance of HoldCo Common Stock following the Original Agreement Date.

“S-4 Registration Statement” means a Registration Statement on Form S-4, including any draft registration statements in respect thereof, and any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent and HoldCo under the Securities Act with respect to the Parent Restructuring (including the Domestication), the First Merger and the HoldCo Common Stock to be issued pursuant to this Agreement.

“Sanctions” has the meaning set forth in Section 4.27(e)(i).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 3.05(b).

“Second Merger” has the meaning set forth in the recitals hereto.

“Second Merger Effective Time” has the meaning set forth in Section 3.05(b).

“Section 280G Payments” has the meaning set forth in Section 6.08.

“Securities Act” means the Securities Act of 1933.

“Security Related Incident” has the meaning set forth in Section 4.15(b).

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.

“Self-Regulatory Organization” means a Self-Regulatory Organization, including any “Self-Regulatory Organization” as such term is defined in Section 3(a)(26) of the Securities Exchange Act, any “Self-Regulatory Organization” as such term is defined in Commodity Futures Trading Commission Rule 1.3, and any other U.S. or non-U.S. securities exchange, futures exchange, futures association, commodities exchange, clearinghouse or clearing organization.

“Series A Preferred Stock” means the Series A Preferred Stock (as defined in the Charter).

“Series B Preferred Stock” means the Series B Preferred Stock (as defined in the Charter).

“Series B-1 Preferred Stock” means the Series B-1 Preferred Stock (as defined in the Charter).

“Series B-2 Preferred Stock” means the Series B-2 Preferred Stock (as defined in the Charter).

“Series B-3 Preferred Stock” means the Series B-3 Preferred Stock (as defined in the Charter).

“Series Seed Preferred Stock” means the Series Seed Preferred Stock (as defined in the Charter).

“Service Provider” means as of any relevant time, any director, officer, Company Employee, intern (paid or unpaid) or individual independent contractor of any of the Acquired Companies, including any Company Employee working for an Acquired Company through a professional employer organization.

“Sheppard Mullin” means Sheppard, Mullin, Richter & Hampton LLP.

“Significant Contract” has the meaning set forth in Section 4.09(c).

“Software” means any and all (i) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, including Open Source Software, (ii) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) technology supporting, and the contents and audiovisual displays of, any internet site(s) and (v) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Solvent” with regard to any Person, means that (a) the sum of the assets of such Person, at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated and disputed liabilities, (b) such Person has sufficient capital with which to conduct its business and (c) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any liability on a claim, and “claim” means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

“Special Committee” means a committee of directors of Parent that has been constituted to consider the Parent Restructuring and related matters.

“Specified Policy” means an insurance policy or policies which cover(s) the matters set forth on Section 1.01(f) of the Parent Disclosure Schedule on the terms and subject to the limits and other specifications set forth on such Section 1.01(f) of the Parent Disclosure Schedule, or such other policy or policies on terms that are less favorable to the Parent Parties and acceptable to the Parent Parties (as determined by the Parent Parties in their sole discretion).

“Stock Election” has the meaning set forth in Section 3.08(a).

“Stock Election Shares” has the meaning set forth in Section 3.08(a).

“Straddle Tax Period” means a Tax period that begins on or before, and ends after, the Closing Date.

“Subsidiary” means, with respect to any Person, any entity (i) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, managers, trustees or other Persons performing similar functions are owned, directly or indirectly, by such Person (or such Person otherwise has the right, whether by ownership of securities, Contract or otherwise, to do so), (ii) for which such Person or one of its other Subsidiaries is the general partner, manager or managing member or (iii) in which such Person owns, directly or indirectly, a majority of the equity, partnership or other similar interests thereof.

“Support Agreement” has the meaning set forth in the recitals hereto.

“Support Agreement Amendment” has the meaning set forth in the recitals hereto.

“Surviving Company” has the meaning set forth in Section 3.05(a).

“Surviving GDHI” has the meaning set forth in Section 3.02(a).

“Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person and any payment required to be made to any Governmental Authority pursuant to an escheat, unclaimed property or similar Applicable Law), together with any interest, penalty, addition to tax or additional amount (including penalties for failure to file or late filing any return, report or other filing).

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).

“Tax Grant” means any Tax exemption, Tax holiday or reduced Tax rate granted by a Taxing Authority with respect to any of the Acquired Companies that is not generally available to Persons without specific application therefor.

“Tax Proceeding” has the meaning set forth in Section 7.06.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any agreement or arrangement entered into prior to the Second Merger Effective Time binding any of the Acquired Companies that provides for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability, other than any such agreement entered into in the ordinary course of business and which does not primarily relate to Taxes.

“Taxing Authority” shall mean any Governmental Authority responsible for the imposition or collection of any Tax.

“Termination Fee” has the meaning set forth in Section 13.03(a).

“Termination Fee Conditions” has the meaning set forth in Section 13.03(b).

“Third-Party Claim” has the meaning set forth in Section 11.04(b).

“Top Customers” has the meaning set forth in Section 4.09(a)(ii).

“Top Vendors” has the meaning set forth in Section 4.09(a)(iii).

“Transaction Deductions” means any deduction permitted for income Tax purposes that is attributable to any Transaction Expense.

“Transaction Documents” means this Agreement, the Support Agreement, the Support Agreement Amendment, the Key Service Provider Agreements, the A&R Key Service Provider

Agreements, the Written Consent, the Letters of Transmittal, the Exchange Agent Agreement, the resignation letters delivered pursuant to Section 6.06 and any other written agreements, documents and certificates to be executed and delivered by or on behalf of any of the Parent Parties, any Equityholder, the Equityholders’ Representative or the Company pursuant hereto or in connection herewith.

“Transaction Expenses” means (A) the aggregate amount of all fees, costs, expenses and other Liabilities incurred by or on behalf of, or payable by, any of the Acquired Companies (including those that become due or payable on or after the Second Merger Effective Time pursuant to Contracts in effect at or prior to the Second Merger Effective Time), arising from or in connection with the transactions contemplated by the Transaction Documents or any other sale (or strategic review process conducted or pursued by any of the Acquired Companies prior to the Second Merger Effective Time (including in connection with any initial public offering)), including (i) any fees, costs and other expenses of any investment bankers, financial advisors (including the brokers referred to in Section 4.22), attorneys, accountants and other consultants, advisors or representatives for services rendered prior to the Second Merger Effective Time (in each case, other than any fees, costs or expenses which become due and/or payable as a result of any action of Parent or any of its Affiliates (including, following Closing, the Surviving Company or any of the other Acquired Companies), other than actions contemplated by the Transaction Documents), (ii) any assignment, change in control or similar fees expressly payable as a result of the execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (in each case, other than any fees which become due and/or payable as a result of any action of Parent or any of its Affiliates (including, following Closing, the Surviving Company or any of the other Acquired Companies), other than actions required by the Transaction Documents), (iii) any stay or retention, change in control, transaction or similar bonuses, compensation, incentive or severance payments or other similar payment or benefits to be made to any Service Provider (and with respect to any Company Employee, the employer portion of any payroll, employment or similar Taxes associated with any of the foregoing payments, or any other compensatory payments made in connection with or as a result of the transactions contemplated by this Agreement) arising as a result of, or directly in connection with, the execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (in each case, other than any payment or benefit which becomes due and/or payable as a result of any action of Parent or any of its Affiliates (including, following Closing, the Surviving Company or any of the other Acquired Companies), other than actions required by the Transaction Documents), (iv) the aggregate amount of all Closing Ungranted Option Payments and any Liabilities arising under any Ungranted Option Agreement or in connection with any Ungranted Option, including costs (including severance costs) to the Acquired Companies, in each case arising directly from any termination of service of a Service Provider following such Service Provider’s failure to agree with the Company on the Closing Ungranted Option Payment to which such Service Provider would be entitled (and the employer portion of any payroll, employment or similar Taxes associated with any of the foregoing payments, or any other compensatory payments made in connection with or as a result of the transactions contemplated by this Agreement), other than the obligation of HoldCo to issue options pursuant to Section 3.07(c) (the value of which is reflected in clause (viii) or (ix) of the definition of Closing Cash Consideration), and (v) any fees, costs, expenses and other Liabilities incurred (or that would be incurred or made) as a result of the settlement of any Contract with a Related Party or account that is required to be terminated or settled pursuant to Section 6.05, (B) 50% of any Transfer Taxes, (C) the fees, expenses and premiums incurred to obtain the D&O Tail contemplated by Section 9.06, (D) 50% of any fees associated with the consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth (or required to be set forth) in Section 4.03 of the Company Disclosure Schedule and any filings or approvals under Money Transmitter Laws and Virtual Currency Business Laws applicable to the transactions contemplated by this Agreement, (E) all fees, costs and expenses of the Exchange Agent, (F) any other amount expressly identified herein as a Transaction Expense and (G) the fees, expenses and premiums incurred to obtain the Specified Policy, less any amount paid by the Company prior to the Measurement Time, which shall not, in the aggregate, exceed $13,000,000. For the avoidance of doubt, Transaction Expenses shall include any Transaction Expenses that arise as a result of the payment following the Closing of any amounts described in this paragraph above (including pursuant to Section 3.15, Section 11.10 and any fees payable to the Equityholders’ Representative), and any such post-Closing payments shall be payable net of any such Transaction Expenses. Notwithstanding anything set forth in this definition above, “Transaction Expenses” shall expressly exclude the Bonus Pool Amount and Post-Closing Retention Grants, and, in each case, any employer portion of any payroll, employment or similar Taxes associated therewith (or with payments or grants made on account thereof).

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest, and the cost of preparing and filing Tax Returns, in respect thereto) arising in connection with the transactions contemplated hereby.

“TSX” means the Toronto Stock Exchange.

“U.S. Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“Unaudited Financial Statements” has the meaning set forth in Section 4.06(a).

“Uncertificated Shares” has the meaning set forth in Section 3.11.

“Underpayment Amount” has the meaning set forth in Section 3.15(b)(ii).

“Ungranted Option” has the meaning set forth in Section 3.07(c).

“Ungranted Option Agreement” has the meaning set forth in Section 3.07(c).

“Ungranted Option Counterparty” has the meaning set forth in Section 3.07(c).

“Ungranted Option Schedule” has the meaning set forth in Section 3.07(c).

“Unpaid Transaction Expenses” means the aggregate amount of Transaction Expenses that remain unpaid and outstanding as of immediately prior to the Second Merger Effective Time.

“Updated Ungranted Option Schedule” has the meaning set forth in Section 3.07(c).

“Unvested Portion of Ungranted Option” means, with respect to each Ungranted Option, the difference between (i) the total number of shares of Company Common Stock that would have been subject to such Ungranted Option, and (ii) Vested Portion of such Ungranted Option. For avoidance of doubt, the Unvested Portion of such Ungranted Option shall be zero if Ungranted Option Counterparty, who is related to such Ungranted Option, is not employed by, or otherwise a service provider to, one of the Acquired Companies on the Closing Date.

“Vested Portion of Ungranted Option” means a number of shares of Company Common Stock relating to the applicable Ungranted Option that would have been subject to an Ungranted Option and that would have vested had such Ungranted Option been granted on the vesting start date set forth for such Ungranted Option on the Updated Ungranted Option Schedule.

“Virtual Currency” means a digital unit that is used as a medium of exchange or a form of digitally stored value that generally may be recorded or transferred by means of a distributed ledger technology system, including digital units of exchange that (i) have a centralized repository or administrator, (ii) are decentralized and have no centralized repository or administrator or (iii) may be created or obtained by computing or manufacturing effort, including in each case, for the avoidance of doubt, (A) any cryptographic tokens, cryptographic coins, cryptographic currencies, or other cryptographic assets, digital assets or other, virtual or blockchain-based assets that function as a medium of exchange or a form of digitally stored value, and (B) options, or warrants to purchase any of the items described in the foregoing clause (A) or that are, or may become, convertible or exchangeable into or exercisable for (directly or indirectly) any of the items described in the foregoing clause (A).

“Virtual Currency Business Laws” mean all legal or regulatory requirements that may be enforced by any Governmental Authority for activities involving Virtual Currency, including, but not limited to, (i) receiving virtual currency for transmission or transmitting Virtual Currency, (ii) storing, holding, or maintaining custody or control of Virtual Currency on behalf of others, (iii) buying and selling Virtual Currency, (iv) performing exchange services or (v) controlling, administering or issuing a Virtual Currency.

“Waived Payments” has the meaning set forth in Section 6.08(i).

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

“Withholding Agent” has the meaning set forth in Section 3.18.

“Written Consent” has the meaning set forth in the recitals hereto.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and words of like import used in this Agreement shall refer to this Agreement (including the Exhibits and Schedules annexed hereto) as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “or” when used in this Agreement is not exclusive. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to any statute, rule, regulation, law or Applicable Law shall be deemed to refer to such statute, rule, regulation, law or Applicable Law as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed (or required to be listed) on any schedules hereto (including the Company Disclosure Schedule), or any Contract required to be disclosed by any Transaction Document, all amendments, modifications, supplements, extensions and renewals thereto must also be listed on the appropriate schedule and copies thereof provided to Parent. References to any Person include the successors and permitted assigns of that Person; provided that nothing contained in this sentence is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless otherwise specified. Except as otherwise expressly set forth herein, all amounts required to be paid hereunder shall be paid in United States currency in the manner and at the times set forth herein and all monetary references used herein, including references to “$,” shall be to United States dollars unless otherwise specified. Any amount of currency that is calculated in accordance herewith or for purposes hereof that is not in U.S. dollars will be converted into U.S. dollars calculated using the currency exchange rate applicable to obligations payable in any applicable foreign currency published by Bloomberg L.P. on the Business Day immediately prior to the Measurement Time (or, with respect to the amounts required to be paid pursuant to Section 3.16, on the date on which the Final Amounts are finally determined as provided in Section 3.16). For purposes of this Agreement, any document which is described as being “provided,” “delivered,” “furnished,” “made available” or other similar reference to Parent shall only be treated as such if copies of such document that are true and correct in all material respects have been made available in the virtual data room prepared by the Company in a location accessible to Parent and its Representatives prior to the relevant date of determination (and, if such date of determination is the Original Agreement Date, at least two days prior to such date). The parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article 2
The Parent Restructuring

Section 2.01. The Parent Restructuring. Following (and subject to) receipt of the Required Parent Stockholder Approval, prior to the First Merger Effective Time, Parent and OpCo shall use their respective commercially reasonable efforts to cause the transactions described on Schedule III hereto (including the Domestication and, in connection with the Domestication, the amendment of Parent’s Governing Documents), and such other transactions as may reasonably be necessary or appropriate in connection therewith, to occur (all such transactions collectively, the “Parent Restructuring”). The Domestication shall become effective, and Parent shall specify in the Certificate of Domestication that is duly filed with the Secretary of State of the State of Delaware with respect to the Domestication that the Domestication shall become effective, on a date and at a time determined by Parent (the “Domestication Effective Time”), which date and time is prior to the Closing Date (such date on which the Domestication becomes effective, the “Domestication Date”). The Certificate of Incorporation of Parent in effect as of immediately following the Domestication shall be substantially in the form attached as Exhibit B hereto (the “Post-Domestication Certificate of Incorporation”).

Section 2.02. The Post-Closing Restructuring. Following the Second Merger Effective Time, the Parent Parties and the Surviving Company shall use their respective commercially reasonable efforts to cause the transactions described on Schedule IV hereto, and such other transactions as may reasonably be necessary or appropriate in connection therewith, to occur.

Article 3
The Mergers

Section 3.01. The Closing. Subject to the provisions of Article 10, the closing of the Mergers (the “Closing”) shall take place (i) remotely by the exchange of documents and signatures (or their electronic counterparts), on the fifth Business Day following the date on which all of the conditions set forth in Article 10 have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of, or, to the extent permissible, waiver by the party or parties entitled to the benefit of, such conditions) or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Without limiting any Person’s rights under Article 11, at a time that is mutually agreed by the parties hereto (which time shall not be later than 12:00 p.m. Eastern Time unless Parent and the Company each otherwise agrees) on the Business Day immediately preceding the Closing Date (the “Condition Satisfaction Date”), each of the parties hereto shall irrevocably confirm to the other parties hereto that all of the conditions set forth in Article 10 to such party’s consummation of the Closing have been satisfied or waived as of such time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of, or, to the extent permissible, waiver by the party or parties entitled to the benefit of, such conditions), and the parties shall irrevocably exchange and release all documents and signatures required to consummate the Closing, as applicable; provided that, if the Domestication has been consummated prior to the Business Day immediately preceding the Closing Date, the Condition Satisfaction Date shall be the same as the Closing Date for purposes hereof and all references herein to the Condition Satisfaction Date shall be deemed to refer to the Closing Date.

Section 3.02. The First Merger.

(a)   In accordance with Section 251(g) of Delaware Law and subject to, and upon the terms and conditions of, this Agreement, Merger Sub 1 shall, subject to the prior occurrence of the Domestication, at the First Merger Effective Time, be merged with and into Parent, the separate existence of Merger Sub 1 shall thereupon cease and Parent shall continue as the surviving corporation of the First Merger (“Surviving GDHI”) and a wholly owned direct subsidiary of HoldCo and shall continue to be governed by Delaware Law.

(b)   On the Condition Satisfaction Date, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub 1 and Parent shall file a Certificate of Merger relating to the First Merger with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit C hereto (the “First Certificate of Merger”) and any other appropriate documents, in each case as approved by Parent, in accordance with Delaware Law and, on the Domestication Date or as soon as practicable thereafter, shall make all other filings or recordings required under Delaware Law. The First Merger shall become effective, and Merger Sub 1 and Parent shall specify in the First Certificate of Merger that the First Merger shall become effective, at 12:01 a.m. (Eastern Time) on the Closing Date (or, if the Condition Satisfaction Date is the Closing Date, at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or such other later time as may be agreed by Parent and the Company and specified in such First Certificate of Merger)) (the “First Merger Effective Time”).

(c)   From and after the First Merger Effective Time, the effects of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, Surviving GDHI shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Parent and Merger Sub 1, all as provided under Delaware Law.

(d)   At the First Merger Effective Time, by virtue of the First Merger, the certificate of incorporation of Parent shall be amended and restated to be identical to the certificate of incorporation of Merger Sub 1 as in effect immediately prior to the First Merger Effective Time (except that (i) the name of Surviving GDHI shall be such name as determined by the Parent Parties prior to the First Merger Effective Time and (ii) a new article will be added to Surviving GDHI’s certificate of incorporation that will provide in its entirety as follows: “Vote of Stockholders of [HoldCo] Required to Approve Certain Actions: Any act or transaction by or involving the Corporation, other than the election or removal of directors of the Corporation, that if taken by the Corporation immediately prior to the effective time (the “Effective Time”) of the merger of the Corporation and [Merger Sub 1] effective on [date] would require for its adoption under the General Corporation Law of the State of Delaware or this Certificate of Incorporation or the Bylaws immediately prior to Effective Time the approval of the stockholders of the Corporation shall, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of [HoldCo], a Delaware corporation, or any successor thereto by merger, by the same vote that is required by the General Corporation Law of the State of Delaware or such Certificate of Incorporation or Bylaws as in effect immediately prior to the Effective Time, as the case may be”) and, as so amended and restated, shall be the certificate of incorporation of Surviving GDHI until thereafter amended in accordance with its terms as provided therein and by Delaware Law. The applicable parties will take all actions necessary such that the Certificate of Incorporation of HoldCo in effect as of immediately following the First Merger Effective Time and as of immediately following the Second Merger Effective Time shall be substantially in the form attached as Exhibit B hereto, with such changes as may be required to reflect that the corporation to which such Certificate of Incorporation applies is HoldCo rather Surviving GDHI.

(e)   At the First Merger Effective Time, the bylaws of Parent shall be amended to be identical to the bylaws of Merger Sub 1 as in effect immediately prior to the First Merger Effective Time and, as so amended, shall be the bylaws of Surviving GDHI until thereafter amended in accordance with their terms as provided therein, the Certificate of Incorporation of Surviving GDHI and Delaware Law, except that the name of Surviving GDHI reflected therein shall be such name as determined by the Parent Parties prior to the First Merger Effective Time.

(f)   The applicable parties will take all actions necessary such that at the First Merger Effective Time, the persons serving as the directors of Parent immediately prior to the First Merger Effective Time shall be the directors of Surviving GDHI, each to hold office in accordance with the Governing Documents of Surviving GDHI from the First Merger Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of Surviving GDHI, or as otherwise provided by Delaware Law.

(g)   The parties will take all action necessary such that at the First Merger Effective Time, the persons serving as the officers of Parent immediately prior to the First Merger Effective Time shall hold the same offices as the officers of Surviving GDHI, each to hold office in accordance with the Governing Documents of Surviving GDHI until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the Governing Documents of Surviving GDHI.

Section 3.03. Consequences of the First Merger to Parent Common Stock. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of the Parent Parties or the holders of any securities of any of the Parent Parties or any other Person:

(a)   except for Parent Disregarded Shares, each share of Parent Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of HoldCo Class A Common Stock, and as of the First Merger Effective Time, all such shares of Parent Class A Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only shares of HoldCo Class A Common Stock into which such shares were converted pursuant to this Agreement;

(b)   except for Parent Disregarded Shares, each share of Parent Class B Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of HoldCo Class B Common Stock and as of the First Merger Effective Time, all such shares of Parent Class B Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the shares of HoldCo Class B Common Stock into which such shares were converted pursuant to this Agreement;

(c)   each share of Parent Common Stock held by Parent (collectively, the “Parent Disregarded Shares”) immediately prior to the First Merger Effective Time shall be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto; and

(d)   each share of capital stock of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of Surviving GDHI, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of Surviving GDHI.

Section 3.04. Consequences of the First Merger to Parent Equity Awards.

(a)   At the First Merger Effective Time, (i) each Parent Equity Award that is outstanding immediately prior to the First Merger Effective Time, whether vested or unvested, shall, subject to the terms and conditions set forth herein, by virtue of the First Merger and without any action on the part of the Parent Parties, the Company, any holder of any Parent Equity Award or any other Person, be assumed by HoldCo and converted into an equity award in respect of HoldCo Common Stock on an one-to-one basis with respect to the shares of underlying Parent Common Stock and HoldCo Common Stock and on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Parent Equity Award immediately prior to the First Merger Effective Time, and (ii) HoldCo shall assume each Parent Stock Plan.

(b)   At or prior to the First Merger Effective Time, the Parent Parties or their respective boards of directors or equivalent governing bodies shall each have taken all actions necessary or advisable to effect the transactions anticipated by this Section 3.04 as of the First Merger Effective Time in accordance with Applicable Law, its Governing Documents and the terms of the Parent Stock Plans and any Contracts evidencing a Parent Equity Award.

Section 3.05. The Second Merger.

(a)   In accordance with Section 251 of Delaware Law and subject to, and upon the terms and conditions of, this Agreement, Merger Sub 2 shall, subject to the prior occurrence of the Domestication and the First Merger, at the Second Merger Effective Time, merge with and into the Company, the separate existence of Merger Sub 2 shall cease and the Company shall continue as the surviving corporation of the Second Merger (the “Surviving Company”) and a subsidiary directly and jointly owned by OpCo and HoldCo and shall continue to be governed by Delaware Law.

(b)   On the Condition Satisfaction Date, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub 2 and the Company shall file a Certificate of Merger relating to the Second Merger with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit D hereto (the “Second Certificate of Merger”) and any other appropriate documents, in each case as approved by HoldCo, in accordance with Delaware Law and, on the Condition Satisfaction Date or as soon as practicable thereafter, shall make all other filings or recordings required under Delaware Law. The Second Merger shall become effective, and Merger Sub 2 and the Company shall specify in the Second Certificate of Merger that the Second Merger shall become effective, at 12:02 a.m. (Eastern Time) on the Closing Date (or, if the Condition Satisfaction Date is the Closing Date, at such time as the Second Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or such other later time as may be agreed by Parent and the Company and specified in such Second

Certificate of Merger)) (the “Second Merger Effective Time”) and, for the avoidance of doubt, the Second Merger Effective Time shall occur after, but on the same day as, the First Merger Effective Time.

(c)   From and after the Second Merger Effective Time, the effects of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, the Surviving Company shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub 2, all as provided under Delaware Law.

(d)   At the Second Merger Effective Time, by virtue of the Second Merger, the certificate of incorporation of the Company shall be amended and restated to be identical to the certificate of incorporation of Merger Sub 2 as in effect immediately prior to the Second Merger Effective Time (except that the name of the Surviving Company shall be “BitGo Holdings, Inc.” or another name determined by the Parent Parties prior to the Second Merger Effective Time) and as so amended and restated shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with its terms as provided therein and by Delaware Law.

(e)   At the Second Merger Effective Time, the bylaws of the Company shall be amended to be identical to the bylaws of Merger Sub 2 as in effect immediately prior to the Second Merger Effective Time, and, as so amended, shall be the bylaws of the Surviving Company until thereafter amended in accordance with their terms as provided therein, the Certificate of Incorporation of the Surviving Company and by Delaware Law, except that the name of the Surviving Company reflected therein shall be “BitGo Holdings, Inc.” or another name determined by the Parent Parties prior to the Second Merger Effective Time.

(f)   The applicable parties will take all action necessary such that, at the Second Merger Effective Time, the persons serving as the directors of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the directors of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of the Surviving Company, or as otherwise provided by Delaware Law.

(g)   The applicable parties will take all action necessary such that, at the Second Merger Effective Time, unless otherwise determined by the Parent Parties prior to the Second Merger Effective Time, the persons serving as the officers of Merger Sub 2 immediately prior to the Second Merger Effective Time shall hold the same offices as the officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the Governing Documents of the Surviving Company.

Section 3.06. Consequences of the Second Merger to Company Stock. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of the Parent Parties, the Company or the holders of any securities of any of the Parent Parties or the Company or any other Person:

(a)   except for Company Disregarded Shares, Parent-Held Disregarded Shares and Dissenting Shares, each share of Company Stock issued and outstanding immediately prior to the Second Merger Effective Time shall automatically be converted into and shall thereafter represent the right to receive (i) either (A) with respect to a share of Company Stock that is a Stock Election Share (subject to Section 3.08(d)), a number of shares of HoldCo Class A Common Stock equal to (1) the Closing Per Share Consideration Value divided by (2) the Galaxy Share Value Price, or (B) with respect to a share of Company Stock that is a Cash Election Share (subject to Section 3.08(d)), an amount in cash equal to the Closing Per Share Consideration Value (the consideration described in the foregoing clause (i)(A) or (i)(B), as applicable, the “Per Share Closing Consideration”) set forth on an Allocation Schedule delivered in accordance herewith, (ii) the Per Share Adjustment Consideration set forth on an Allocation Schedule delivered in accordance herewith, if any, (iii) the Per Share Adjustment Holdback Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (iv) the Per Share Regulatory Capital Payment Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (v) the Per Share Holdback Deferred Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (vi) the Per Share Holdback Indemnity Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, and (vii) the Per Share Equityholders’ Representative Fund Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any (collectively for all Company Stock, the “Merger Consideration”), and as of the Second Merger Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the right to receive the applicable portion of the Merger Consideration payable in respect thereof in accordance with this Agreement; provided that any shares of HoldCo Common Stock issuable to an Equityholder pursuant to this Section 3.06(a) shall in each case be rounded down to the nearest whole number of shares after aggregating all shares and fractional shares of HoldCo Common Stock otherwise to be delivered to such Equityholder, as applicable;

(b)   each share of Company Stock held by the Company (including as treasury stock or otherwise) or any of its Subsidiaries (the “Company Disregarded Shares”) immediately prior to the Second Merger Effective Time shall automatically be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto;

(c)   each share of Company Stock held by any of HoldCo, Parent, OpCo, Merger Sub 1, Merger Sub 2 or any Subsidiary of any of them (“Parent-Held Disregarded Shares”) immediately prior to the Second Merger Effective Time shall automatically be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto; and

(d)   each share of capital stock of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and thereafter represent one duly issued, fully paid and non-assessable share of common stock of the Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company.

Notwithstanding anything herein to the contrary, in no event shall (x) the aggregate amount of cash required to be delivered to the Equityholders pursuant to this Agreement exceed an amount equal to (i) the Base Cash Consideration, plus (ii) the Final Adjustment Amount (which may be a negative number), plus (iii) the amount by which the Holdback Deferred Release Amount exceeds the Holdback Deferred Initial Amount (if any), plus (iv) the Regulatory Capital Payment Amount (if any), plus (v) the aggregate amount of any indemnification payments required to be made by OpCo and its Affiliates to the Equityholder Indemnified Parties under Section 11.02(b), or (y) the aggregate amount of shares of HoldCo Class A Common Stock required to be issued by HoldCo and its Affiliates pursuant to this Agreement (including any shares of HoldCo Class A Common Stock issuable upon the exercise of Exchanged Options) exceed the (i) Base Shares Consideration plus (ii) the Crypto Proceeds Additional Consideration (if any).

Section 3.07. Consequences of the Second Merger to Company Stock Options.

(a)   At the Second Merger Effective Time, (i) each In-the-Money Company Stock Option that is outstanding immediately prior to the Second Merger Effective Time, whether vested or unvested, shall, subject to the terms and conditions set forth herein, by virtue of the Second Merger and without any action on the part of the Parent Parties, the Company, any Optionholder or any other Person, be assumed by HoldCo and converted into an option to purchase a number of shares of HoldCo Class A Common Stock (each such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such In-the-Money Company Stock Option immediately prior to the Second Merger Effective Time multiplied by (y) the Exchanged Option Ratio, at an exercise per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such In-the-Money Company Stock Option immediately prior to the Second Merger Effective Time divided by (B) the Exchanged Option Ratio; provided that the exercise price and the number of shares of HoldCo Class A Common Stock purchasable pursuant to such Exchanged Option shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that, if Section 422 of the Code applies to such Exchanged Option, the exercise price and the number of shares of HoldCo Class A Common Stock purchasable pursuant to such Exchanged Option shall be subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code and (ii) each Optionholder holding such In-the-Money Company Stock Option shall be entitled to receive (A) the Per Share Adjustment Consideration set forth on an Allocation Schedule delivered in accordance herewith, if any, (B) the Per Share Adjustment Holdback Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (C) the Per Share Regulatory Capital Payment Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (D) the Per Share Holdback Deferred Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, (E) the Per Share Holdback Indemnity Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, and (F) the Per Share Equityholders’ Representative Fund Release Amount set forth on an Allocation Schedule delivered in accordance herewith, if any, in each case, as if the Optionholder held the shares of Company Common Stock subject to such In-the-Money Company Stock Option as of immediately prior to the Second Merger Effective Time. To the extent the holder of an In-the-Money Company Stock Option is entitled to cash consideration pursuant to clause (ii) of the immediately preceding sentence, such cash consideration shall only become payable with respect to the vested portion of such In-the-Money Company Stock Option with any such amounts payable with respect to the then unvested portion of the In-the-Money Company Stock Option payable if and when such portion becomes fully vested in accordance with the terms of such In-the-Money Company Stock Option, and any such cash consideration otherwise payable in respect of the portion of such In-the-Money Company Stock Option that does not vest shall instead be redistributed to all other Equityholders on a pro rata basis, based on the relative number of shares of Company Common Stock held by each such Equityholder as of immediately prior to the Second Merger Effective Time (assuming conversion into Company Common Stock of all Company Preferred Stock and the exercise in full of all In-the-Money Company Stock Options (whether or not vested), in each case, outstanding as of immediately prior to the Second Merger Effective Time), in accordance with the provisions hereof as if such cash consideration was additional Merger Consideration. Except as specifically provided above, following the Second Merger Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting, exercisability and forfeiture terms) as were applicable to the corresponding former In-the-Money Company Stock Option immediately prior to the Second Merger Effective Time. As soon as reasonably practicable after the Second Merger Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor form or other appropriate form) with respect to the shares of HoldCo Class A Common Stock issuable upon exercise of the Exchanged Options, and (as applicable) shall use commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable following such filing.

(b)   At the Second Merger Effective Time, each Out-of-the-Money Company Stock Option that is outstanding immediately prior to the Second Merger Effective Time, whether vested or unvested, shall, subject to the terms and conditions set forth herein, by virtue of the Second Merger and without any action on the part of the Parent Parties, the Company, any Optionholder or any other Person, be canceled without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable with respect thereto.

(c)   It is specifically understood that prior to the Original Agreement Date, the Company or a Subsidiary of the Company entered into or issued offer letters, employment agreements and other agreements (each, an “Ungranted Option Agreement”) pursuant to which the Company or its applicable Subsidiary stated an intent to grant employees or prospective employees or other service providers (each, an “Ungranted Option Counterparty”) options to purchase Company Common Stock (each, an “Ungranted Option”) and the Company and its Subsidiaries may enter into or issue after the Original Agreement Date and prior to the

Measurement Time additional Ungranted Option Agreements (to the extent permitted under Section 6.01(b)(xi)) pursuant to which the Company may promise to grant Ungranted Option Counterparties additional Ungranted Options in the ordinary course of business. The Company shall update the Ungranted Option Schedule (“Updated Ungranted Option Schedule”) to reflect substantially similar and, where applicable, updated, information relating to each Ungranted Option with respect to which the applicable Ungranted Option Counterparty is then an employee or other service provider of an Acquired Company and deliver such schedule to Parent no later than five Business Days prior to the Closing Date. In addition, the Updated Ungranted Option Schedule shall include, with respect to each Ungranted Option, the Closing Ungranted Option Payment, if any, Vested Portion of Ungranted Option, if any, and the Unvested Portion of Ungranted Option. On, or as soon reasonably practicable following Closing, Parent shall pay (or shall cause the Company to pay) to each Ungranted Option Counterparty (with respect to each Ungranted Option), who was employed by, or otherwise provide services to, one of the Acquired Companies on the Second Merger Effective Time, the Closing Ungranted Option Payment (less applicable withholding). In addition, with respect to each Ungranted Option, on or as soon as reasonably practicable following the Closing Date, HoldCo shall grant (under the Galaxy Digital Holdings Ltd. Long Term Incentive Plan or a successor plan thereto) to Ungranted Option Counterparties, who were employed by, or otherwise provide services of, one of the Acquired Companies on the Second Merger Effective Time, a number of options to purchase a number of shares of HoldCo Class A Common Stock (rounded down to the nearest whole share) equal to the product of the Exchanged Option Ratio and the Unvested Portion of such Ungranted Option, having a vesting schedule identical to the vesting schedule which would have applied to such Unvested Portion of such Ungranted Option, a 10 year exercise period and a strike price equal to the Market Price (as defined in the Galaxy Digital Holdings Ltd. Long Term Incentive Plan or a successor plan thereto) as of the grant date of such options; provided that in no such event shall HoldCo be required to grant options (i) to purchase shares of HoldCo Class A Common Stock in respect of more than 2,602,365 Ungranted Options with respect to existing employees or service providers of the Acquired Companies as of the Original Agreement Date and/or outstanding offers of employment made by the Acquired Companies on or prior to the Original Agreement Date, or (ii) to purchase more than (A) 1,550,000 shares of HoldCo Class A Common Stock pursuant to this Section 3.07(c) in respect of Ungranted Options or (B) to purchase more than 250,000 shares of HoldCo Class A Common Stock pursuant to this Section 3.07(c) in respect of Ungranted Options granted after the Original Agreement Date in addition to any such options to purchase shares of HoldCo Class A Common Stock referred to in the foregoing clause (i) above (and, in each case, in the event that the number of Ungranted Options outstanding as of immediately prior to the Closing would result in either of such caps being exceeded, the number of options to purchase shares of HoldCo Class A Common Stock that HoldCo is required to grant to each Ungranted Option Counterparty pursuant to this Section 3.07(c) shall be proportionately reduced, and the Company agrees to ensure that any Ungranted Option Agreement expressly provides for the same).

(d)   At or prior to the Second Merger Effective Time, HoldCo and, subject to the reasonable review and approval of the Parent Parties, the Company or their respective boards of directors or equivalent governing bodies shall each have taken all actions necessary or advisable to effect the transactions anticipated by this Section 3.07 as of the Second Merger Effective Time in accordance with Applicable Law, their respective Governing Documents, and the terms of the Company Stock Plan and any Contracts evidencing a Company Stock Option (and the Company shall provide evidence of such actions to the Parent Parties prior to the Condition Satisfaction Date).

Section 3.08. Merger Consideration Elections.

(a)   Election Form.

(i)   The Company shall cause the Exchange Agent to deliver an election form, substantially in the form attached as Exhibit E hereto (the “Election Form”) to each Company Stockholder that has not previously completed and delivered to the Company an Election Form as promptly as practicable after the Original Agreement Date, but in any event, no later than 5 Business Days following the date on which the Consent Solicitation Statement is delivered to each Company Stockholder in accordance herewith. The Election Form shall permit each Company Stockholder to, by returning a properly completed Election Form to the Exchange Agent in accordance with the instructions set forth on the Election Form, elect to receive as the Per Share Closing Consideration payable hereunder with respect to all (subject to the following sentence) of such Company Stockholder’s shares Company Stock (including any shares of Company Stock issued to such Company Stockholder prior to the Second Merger Effective Time upon the exercise of any Company Stock Options) (a “Merger Consideration Election”) (i) solely shares of HoldCo Class A Common Stock (a “Stock Election”), (ii) solely cash (a “Cash Election”), or (iii) 50% HoldCo Class A Common Stock and 50% cash (a “Mixed Election”). In the case of a Mixed Election by a Company Stockholder, such Company Stockholder shall be deemed to have made a Stock Election with respect to 50% such Company Stockholder’s shares of Company Stock and a Cash Election with respect to the other 50% of such Company Stockholder’s shares of Company Stock. If a Company Stockholder either (i) does not submit a properly completed Election Form prior to the Election Deadline, (ii) properly revokes an Election Form (in accordance with the revocation instructions set forth therein) prior to the Election Deadline and does not thereafter resubmit a properly completed Election Form prior to the Election Deadline, or (iii) with respect to any Dissenting Shares, fails to perfect his, her or its right to dissent under Applicable Law, such Company Stockholder shall be deemed to have made a Cash Election.

(ii)   Shares of Company Stock as to which a Cash Election has been made or deemed to have been made (including pursuant to a Mixed Election and any Company Stock issued in connection with the exercise of a Company Stock Option the holder of which has made a Cash Election, or where such Equityholder has not made any Merger Consideration Election or has revoked a duly made election and has not properly and timely submitted a new Merger Consideration Election), are referred to herein as “Cash

Election Shares.” Shares of Company Stock as to which a Stock Election has been made or deemed to have been made (including pursuant to a Mixed Election and any Company Stock issued in connection with the exercise of a Company Stock Option the holder of which has made a Stock Election), are referred to herein as “Stock Election Shares.” Any nominee record holders who hold Company Stock on behalf of multiple beneficial owners shall make a separate Merger Consideration Election on behalf of each such beneficial owner. For purposes of this Section 3.08, any Dissenting Shares shall be deemed to be Cash Election Shares regardless of any Election Form submitted by the holder thereof; provided that such Dissenting Shares shall be subject to the provisions of Section 3.09.

(b)   Election Deadline. The term “Election Deadline” shall mean 11:59 p.m., Pacific Time, on the date that is 20 days after the Consent Solicitation Statement is mailed, or such other date as Parent and the Company shall mutually agree upon; provided that, in any event, the date of the Election Deadline shall be no later than one day prior to the date on which the Estimate Statement is required to be delivered in accordance herewith.

(c)   Effective Election. A Merger Consideration Election shall have been properly and timely made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Any Election Form may be revoked or changed prior to the Election Deadline by the Company Stockholder submitting such Election Form to the Exchange Agent by delivery to the Exchange Agent of a new Election Form, provided that to be effective, such new Election Form must be properly completed and delivered to the Exchange Agent at or prior to the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Neither the Exchange Agent nor any other Person shall be under any obligation to notify any Person of any defect in an Election Form or whether an Election Form was submitted timely.

(d)   Undersubscription or Oversubscription of Cash Consideration. The Company shall cause the Exchange Agent to effect the allocation of the shares of HoldCo Class A Common Stock and cash comprising the aggregate Per Share Closing Consideration among Equityholders as follows (and to promptly deliver to the Parent Parties an updated Allocation Schedule reflecting such allocation):

(i)   Cash Consideration Undersubscribed. If the number of Cash Election Shares multiplied by the Closing Per Share Consideration Value is less than the Closing Cash Consideration (the absolute value of the amount of such shortfall being the “Cash Election Shortfall Amount”), then each Company Stockholder holding Stock Election Shares shall have a number of such Company Stockholder’s Stock Election Shares automatically converted into Cash Election Shares as follows: the number of such Company Stockholder’s Stock Election Shares to be converted into Cash Election Shares shall be equal to (i) the number of such Company Stockholder’s Stock Election Shares (prior to giving effect to this paragraph) multiplied by (ii) a fraction, the numerator of which is the Cash Election Shortfall Amount divided by the Closing Per Share

Consideration Value and the denominator of which is the total number of Stock Election Shares held by all Company Stockholders (prior to giving effect to this paragraph), with the result being rounded to the nearest whole share; provided that, for the avoidance of doubt, in no event will the aggregate amount of shares of HoldCo Class A Common Stock to be issued pursuant to this Agreement (including any shares of HoldCo Class A Common Stock issuable upon the exercise of Exchanged Options) exceed the Base Shares Consideration plus the Crypto Proceeds Additional Consideration (if any).

(ii)   Cash Consideration Oversubscribed. If the number of Cash Election Shares multiplied by the Closing Per Share Consideration Value is greater than the Closing Cash Consideration (the amount of such excess being the “Cash Election Surplus Amount”), then each Company Stockholder holding Cash Election Shares shall have a number of such Company Stockholder’s Cash Election Shares automatically converted into Stock Election Shares as follows: the number of such Company Stockholder’s Cash Election Shares to be converted into Stock Election Shares shall be equal to (i) the number of such Company Stockholder’s Cash Election Shares (prior to giving effect to this paragraph) multiplied by (ii) (A) a fraction, the numerator of which is the Cash Election Surplus Amount divided by the Closing Per Share Consideration Value and the denominator of which is the total number of Cash Election Shares held by all Company Stockholders (prior to giving effect to this paragraph), with the result being rounded to the nearest whole share; provided that, for the avoidance of doubt, in no event will the aggregate amount of shares of HoldCo Class A Common Stock to be issued pursuant to this Agreement (including any shares of HoldCo Class A Common Stock issuable upon the exercise of Exchanged Options) exceed the Base Shares Consideration plus the Crypto Proceeds Additional Consideration (if any).

(iii)   Closing Cash Consideration Satisfied. If, before giving effect to Section 3.08(d)(i) and Section 3.08(d)(ii), the number of Cash Election Shares multiplied by the Closing Per Share Consideration Value is equal to the Closing Cash Consideration, then Section 3.08(d)(i) and Section 3.08(d)(ii) shall not apply.

Section 3.09. Dissenters’ Rights.

(a)   Notwithstanding any provision of this Agreement to the contrary, other than as provided in this Section 3.09(a), any shares of Company Stock that are issued and outstanding immediately prior to the Second Merger Effective Time and are held by a Person who (i)has not voted in favor of or consented in writing to adopt this Agreement and who either (A) has duly and validly demanded appraisal of, in accordance with Delaware Law, or duly and validly exercised dissenters’ rights with respect to, in accordance with the CCC, such shares in connection with the Second Merger, or (B) has not exercised dissenters’ rights with respect to such shares as of the Second Merger Effective Time, but may still exercise dissenters’ rights with respect to such shares in accordance with the CCC, and (ii)as of the Second Merger Effective Time, has not effectively withdrawn or lost such appraisal rights or dissenters’ rights (through failure to perfect or otherwise) (such shares, “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable portion of the Merger Consideration, but instead shall be converted into the right to receive only the appraised value of such shares as may be determined to be due with respect to such Dissenting Shares under Delaware Law or the CCC, as applicable. From and after the Second Merger Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Company. The Parent Parties, as applicable, shall be entitled to retain (or receive from the Equityholders’ Representative or the Exchange Agent) any portion of the Merger Consideration that otherwise would have been paid in respect of the Dissenting Shares, and, subject to Section 3.09(b), no Equityholder shall be entitled to any portion of such Merger Consideration.

(b)   Notwithstanding the provisions of Section 3.09(a), if any holder of shares of Company Stock who has duly and validly demanded appraisal of such shares in connection with the Second Merger in accordance with Delaware Law or the CCC effectively withdraws or loses such appraisal rights (through failure to perfect or otherwise), or if any holder of shares of Company Stock that continued to have dissenters’ rights with respect to such shares under the CCC as of the Second Merger Effective Time shall not have properly exercised dissenters’ rights for such shares under the CCC before the deadline set forth in the CCC, then such shares shall no longer be Dissenting Shares and, as of the later of the Second Merger Effective Time and the occurrence of such withdrawal or loss, such shares shall automatically be converted into and thereafter represent the right to receive the applicable portion of the Merger Consideration payable with respect to such shares pursuant to and in accordance with this Agreement, without interest thereon (and, for the avoidance of doubt, such shares will be treated as Cash Election Shares for all purposes hereof and the holder of such shares will not be entitled to make a Stock Election).

(c)   The Company shall give the Parent Parties prompt written notice of the receipt of any written notice of any demand for appraisal under Delaware Law or exercise of dissenters’ rights under the CCC, or intent to demand appraisal or exercise dissenters’ rights, for any shares of Company Stock, withdrawals of such demands or exercises, and any other instruments received by the Company that relate to any such demand for appraisal or exercise of dissenters’ rights. Notwithstanding anything in this Agreement to the contrary, the Company shall have the right to control and direct all negotiations and proceedings prior to the Second Merger Effective Time, and the Equityholders’ Representative shall have the right to control and direct all negotiations and proceedings after the Second Merger Effective Time, with respect to any demand or threatened demand for appraisal or exercise of dissenters’ rights in connection with the Merger (each an “Appraisal Demand”), and any other Action brought against the Company (or any of its directors, officers or employees (in their capacities as such)) by a current or former Equityholder related to the transactions contemplated hereby. The Parent Parties shall be afforded a reasonable opportunity to participate in any such Action relating to an Appraisal Demand or otherwise to the transactions contemplated hereby and the Company and the Equityholders’ Representative, as applicable, shall not offer to settle, settle, or make any payment with respect to any Appraisal Demand without the prior written approval of the Parent

Parties. Any communication to be made by the Company to any Company Stockholder with respect to any Appraisal Demand shall be submitted to Parent in advance and the Company shall incorporate all of Parent’s reasonable comments prior to sending to such Company Stockholder.

(d)   Notwithstanding anything to the contrary herein, any portion of the Merger Consideration deposited with the Exchange Agent or the Equityholders’ Representative pursuant hereto in respect of any Dissenting Shares shall be, in the case of any shares of HoldCo Class A Common Stock, returned to HoldCo, and, in the case of any other Merger Consideration, returned to OpCo or such other person as OpCo may direct, in each case, upon HoldCo’s written demand to the Exchange Agent or the Equityholders’ Representative, as applicable, which demand may be made by HoldCo at any time after the date that is 180 days after the Closing Date; provided that the holders of the applicable Dissenting Shares have not previously withdrawn or lost appraisal rights under Delaware Law and, to the extent applicable, dissenters’ rights under the CCC.

(e)   Notwithstanding anything to the contrary herein, the portion of each of the Holdback Adjustment Amount, the Holdback Deferred Release Amount and the Holdback Indemnity Initial Amount attributable to any Dissenting Shares shall be kept by and become the property of OpCo (or one of its designated Affiliates) upon written notice from OpCo to the Equityholders’ Representative, which notice may be given by OpCo at any time after the date that is 180 days after the Closing Date, provided that the holders of the applicable Dissenting Shares have not previously withdrawn or lost appraisal rights under Delaware Law and, to the extent applicable, dissenters’ rights under the CCC.

Section 3.10. Holdback Amount. Within three Business Days following (or, at OpCo’s election, prior to) the earlier to occur of (i) the first anniversary of the Closing Date or (ii) a Change of Control of HoldCo, OpCo shall deliver to the Exchange Agent an amount in cash, without interest, equal to the Holdback Deferred Release Amount (less the aggregate amount of all Damages specified in any then-unresolved indemnification claims made by any Parent Indemnified Party pursuant to Section 11.02 that is in excess of the Holdback Indemnity Initial Amount then available for reduction in respect of such Damages), and promptly after receipt by the Exchange Agent, the Equityholders’ Representative will instruct the Exchange Agent to pay such Holdback Deferred Release Amount to the Equityholders entitled thereto in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).

Section 3.11. Surrender and Payment. (a) (i) As promptly as practicable after the Original Agreement Date, the Equityholders’ Representative and HoldCo shall appoint and retain (as an agent of the Equityholders’ Representative and HoldCo), and enter into an agreement on terms reasonably satisfactory to the Equityholders’ Representative and HoldCo (the “Exchange Agent Agreement”) with, an agent (the “Exchange Agent”), which Exchange Agent shall be reasonably satisfactory to HoldCo, for the purpose of exchanging the Merger Consideration for certificates representing shares of Company Stock (the “Certificates”) and uncertificated shares of Company Stock (the “Uncertificated Shares”), and (ii) the Equityholders’ Representative and the Company shall cause the Exchange Agent to deliver to each holder of record of Company Stock a letter of transmittal in substantially in the form attached as Exhibit F hereto (including the representations, warranties, acknowledgements, lock-up agreement and confidentiality, release and other undertakings set forth therein) (the “Letter of Transmittal”) to be completed and delivered by each holder of Company Stock to effect the exchange of such Equityholder’s Company Stock for the payment of the Merger Consideration payable or deliverable pursuant to Section 3.06 in respect of such Company Stock.

(b)   As promptly as practicable following (but on the same day as) the Second Merger Effective Time, (i) OpCo shall deliver or cause to be delivered (including, at OpCo’s election, by causing the Company to deliver) by wire transfer of immediately available funds to the Exchange Agent, in trust for the benefit of the holders of Company Stock entitled thereto, the amount of cash required for the distribution of Per Share Closing Consideration (other than the portion thereof that is shares of HoldCo Class A Common Stock) pursuant hereto and (ii) HoldCo shall deliver or cause to be delivered to the Exchange Agent, in trust for the benefit of the holders of Company Stock entitled thereto, the number of shares of HoldCo Class A Common Stock for the distribution of Per Share Closing Consideration (other than the portion thereof that is cash) pursuant hereto.

(c)   Upon (i) surrender to the Exchange Agent of a properly completed and duly executed Letter of Transmittal (together with properly completed and duly executed IRS Form W-9 or IRS Form W-8, as applicable) and (ii) delivery to the Exchange Agent of (x) a Certificate or (y) such evidence of transfer as the Exchange Agent may reasonably require in the case of a book-entry transfer of Uncertificated Shares, an Equityholder whose shares of Company Equity Interests have been converted into or cancelled in exchange for the right to receive the applicable portion of the Merger Consideration shall be entitled (A) to promptly receive from the Exchange Agent or the Surviving Company, as applicable, the portion of the Merger Consideration to which such Equityholder is entitled pursuant to Section 3.06 and Section 3.07 and (B) to receive from the Exchange Agent or the Surviving Company, as applicable, the portion of the remainder of the Merger Consideration payable or deliverable, as applicable, for each such Equityholder’s Company Equity Interests in the manner and at (or promptly following) the times paid or delivered to the Exchange Agent, in trust for the benefit of the holders of Company Stock entitled thereto, or to the Surviving Company, in trust for the benefit of the holders of Company Stock Options, as applicable, as set forth in this Agreement.

(d)   If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the related Company Equity Interest is registered, it shall be a condition to such payment that (i) (x) the Certificate with respect to such Company Equity Interest, if applicable, shall be properly endorsed or shall otherwise be in proper form for transfer or (y) if such Company Equity Interest is an Uncertificated Share or Company Stock Option, it shall be properly transferred and (ii) the Person requesting such payment shall pay to HoldCo in advance any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Company Equity Interest or establish to the satisfaction of HoldCo that such Tax has been paid or is not payable.

(e)   After the Second Merger Effective Time, the transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Equity Interests. If, after the Second Merger Effective Time, Certificates or Uncertificated Shares are presented to HoldCo or any of its Affiliates, the Surviving Company or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration in accordance with this Agreement, including the procedures set forth in this Article 3.

(f)   After the Second Merger Effective Time, each Equityholder shall look only to the Exchange Agent or the Surviving Company, as applicable, for payment or delivery of the portion of the Merger Consideration payable pursuant to Section 3.06 and Section 3.07 and the other amounts payable pursuant to this Agreement, in each case, in respect of Company Equity Interests. Notwithstanding anything to the contrary contained herein, payment by or on behalf of HoldCo or any of its Affiliates to the Exchange Agent, in accordance with this Agreement shall be in full satisfaction of the obligations of HoldCo and its Affiliates with respect to such payment.

(g)   Except as required by Applicable Law, no dividends or other distributions with respect to shares of capital stock of the Surviving Company with a record date after the Second Merger Effective Time shall be paid to any Equityholder.

(h)   All consideration paid in respect of the surrender or exchange of Company Equity Interests in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such Company Equity Interests.

(i)   For the avoidance of doubt, except as otherwise expressly provided for herein, no interest will be paid or accrued on the Merger Consideration or any payments thereof to the Equityholders.

(j)   Notwithstanding anything herein to the contrary, any Merger Consideration required to be delivered under this Agreement to any Optionholder in respect of Company Stock Options (i) shall be subject to any withholding in accordance with Section 3.18 and (ii) shall be withheld by the Surviving Company for remittance to such Optionholder through the Surviving Company’s payroll or treasury functions no later than the first normal payroll date after such payment becomes due.

(k)   Notwithstanding the foregoing, none of the Parent Parties shall be liable to any Equityholder for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws in accordance with such laws. Any amounts remaining unclaimed by the Equityholders on the date immediately prior to the date on which the amounts would otherwise escheat to or become property of any Governmental Authority, shall become, to the extent permitted by Applicable Law, the property of HoldCo free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.12. Deposit of the Equityholders’ Representative Fund. At or as promptly as practicable following the Second Merger Effective Time, OpCo shall deposit, or cause to be deposited, with the Equityholders’ Representative, $1,500,000 (the “Equityholders’ Representative Expense Amount”) by wire transfer of immediately available funds for deposit into a segregated account designated by the Equityholders’ Representative (and set forth in the Allocation Schedule) (the “Equityholders’ Representative Expense Account”) to be held by the Equityholders’ Representative in accordance with the terms of this Agreement.

Section 3.13. Pre-Closing Estimates; Updated Allocation Schedule. (a) No later than five Business Days prior to the Closing Date, the Company shall prepare and furnish to Parent (i) a written statement signed by an officer of the Company (the “Estimate Statement”), setting forth in reasonable detail the Company’s good faith estimate of Closing Working Capital (“Estimated Closing Working Capital”), Loan Book Net Equity Value (“Estimated Loan Book Net Equity Value”), Loan Book Base Net Equity Value (“Estimated Loan Book Base Net Equity Value”), Loan Book Under Collateralization Amount (“Estimated Loan Book Under Collateralization Amount”), Unpaid Transaction Expenses (“Estimated Unpaid Transaction Expenses”), Closing Indebtedness (“Estimated Closing Indebtedness”), Closing Cash (“Estimated Closing Cash”), the Crypto Proceeds (“Estimated Crypto Proceeds”) and the Incremental Crypto Income Tax Liability Amount (the “Crypto Income Tax Reserve Amount”), together with reasonable supporting documentation therefor, and, based on such amounts, the Estimated Adjustment Amount and the Closing Cash Consideration, and (ii) an updated completed Allocation Schedule (using the same calculations and following the same methodologies as the Allocation Schedule). Parent may, until two Business Days prior to the Closing Date, provide the Company with comments to the Estimate Statement and Allocation Schedule, and the Company shall consider such comments in good faith. The Company shall provide Parent and its Representatives (i) all supporting documentation reasonably requested by Parent in connection with Parent’s review of the preliminary and final Estimate Statement and Allocation Schedule and (ii) access to each Acquired Company’s books and records (including financial records and supporting documents) and access to Company Employees, in each case, used to prepare the Estimate Statement and Allocation Schedule prior to the Closing; provided that such access shall occur during normal business hours, with reasonable notice and in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Companies.

(b)   Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of any of the Parent Parties, the Surviving Company or any of their respective Affiliates, (i) it is expressly acknowledged and agreed that the preparation of the Allocation Schedule (including any updated version thereof delivered pursuant hereto) and the allocations set forth therein are the sole responsibility of the Equityholders, the Company (prior to the Closing Date) and the Equityholders’ Representative (after the Closing Date) and that the Parent Parties and their respective Affiliates shall be entitled to rely on the Allocation Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and (ii) in no event shall the Parent Parties or, after the Second Merger Effective Time, the Surviving Company, or any of their respective Affiliates, have any Liability to any Person (including the Equityholders’ Representative, the Exchange Agent or any of the Equityholders) in connection with any claims relating to any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule (including any updated version thereof delivered pursuant hereto) and the allocations set forth therein or payments made by any Person (including the Exchange Agent, any of the Parent Parties, the Surviving Company and their respective Affiliates) in accordance therewith.

Section 3.14. Post-Closing Statement. (a) As promptly as practicable, but no later than 90 days after the Closing Date, HoldCo will prepare and deliver, or cause to be prepared and delivered, to the Equityholders’ Representative a statement setting forth HoldCo’s good faith calculation of (i) Closing Working Capital, (ii) Loan Book Net Equity Value, (iii) Loan Book Base Net Equity Value, (iv) Loan Book Under Collateralization Amount, (v) Unpaid Transaction Expenses, (vi) Closing Indebtedness, (vii) Closing Cash, (viii) Crypto Proceeds, (ix) the Incremental Crypto Income Tax Liability Amount and, based thereon the Crypto Income Tax Adjustment Amount and (x) the Final Adjustment Amount (the “Post-Closing Statement”), together with all supporting documentation reasonably requested by the Equityholders’ Representative and used by HoldCo to prepare the Post-Closing Statement.

(b)   If the Equityholders’ Representative disagrees with HoldCo’s calculation of any of the amounts set forth on the Post-Closing Statement, the Equityholders’ Representative may, within 30 days after receipt of the Post-Closing Statement, deliver a written notice (the “Notice of Disagreement”) to HoldCo disagreeing with such calculation(s) and setting forth the Equityholders’ Representative’s calculation of such disputed amount(s), a description in reasonable detail of the grounds for each such disagreement and the Equityholders’ Representative’s calculation of the Final Adjustment Amount, and the Equityholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Post-Closing Statement that are not identified as disagreed in the Notice of Disagreement, which such items and amounts shall be final, binding and conclusive for all purposes hereunder to the extent the Equityholders’ Representative does not deliver a Notice of Disagreement with respect thereto within such 30-day period. If the Equityholders’ Representative fails to deliver a Notice of Disagreement within such 30-day period, the Equityholders’ Representative shall be deemed to have agreed to the Post-Closing Statement and all items and amounts set forth therein, which shall be final, binding and conclusive for all purposes hereunder.

(c)   If a Notice of Disagreement is timely delivered pursuant to Section 3.14(b), the Equityholders’ Representative and HoldCo shall, during the 30 days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the Final Amounts. If, after the expiration of such 30-day period or any mutually agreed extension thereof, the Equityholders’ Representative and HoldCo are unable to reach such agreement on all such items and amounts, then, upon the request of the

Equityholders’ Representative or HoldCo, the Equityholders’ Representative and HoldCo shall promptly thereafter submit the remaining disputed items (but only such remaining disputed items) to an independent accounting firm of nationally recognized standing that is mutually agreed upon in good faith in writing by HoldCo and the Equityholders’ Representative (the “Accounting Referee”) for resolution. In making such determination, the Accounting Referee (i) shall consider only those items or amounts in the Post-Closing Statement as to which the Equityholders’ Representative has disagreed and which have not been resolved prior to submission to the Accounting Referee, (ii) shall not be entitled to hold any hearings or take or order the taking of depositions or other testimony under oath, (iii) with respect to each matter submitted to it, shall not resolve such matter in a manner that is more favorable to HoldCo than the Post-Closing Statement or more favorable to the Equityholders’ Representative than the Notice of Disagreement and (iv) shall not consider any proposals related to settlement of any disputed items made by any of the parties. Each of HoldCo and the Equityholders’ Representative shall be entitled to submit (with a copy to the other party) to the Accounting Referee such documents and materials and to make such presentations and arguments as such party shall deem necessary or appropriate; provided that neither party shall have any ex parte communications with the Accounting Referee. The Accounting Referee is not authorized to, and shall not, make any other determination including (A) any determination with respect to any matter included in the Post-Closing Statement or the Equityholders’ Representative’s Notice of Disagreement that was not submitted for resolution to the Accounting Referee or (B) any determination as to compliance by the Company, any Equityholder, any of the Parent Parties or the Surviving Company with any of its covenants in this Agreement. Neither HoldCo nor the Equityholders’ Representative shall make, and the Equityholders’ Representative shall prevent any Equityholders from making, any communications with the Accounting Referee to which the Equityholders’ Representative is not a party, in the case of communications by HoldCo, or HoldCo is not a party, in the case of communications by the Equityholders’ Representative or the Equityholders. Any disputes not within the scope of the disputes to be resolved by the Accounting Referee pursuant to this Section 3.14(c) (as well as any disputes about the scope of disputes to be resolved by the Accounting Referee pursuant to this Section 3.14(c)) shall be resolved pursuant to Section 14.07.

(d)   The Accounting Referee shall deliver to the Equityholders’ Representative and HoldCo, as promptly as practicable and no later than 30 days after its appointment, a written report setting forth such determination which shall be final and binding upon the Equityholders’ Representative, the Equityholders and HoldCo absent fraud or manifest error. The dispute resolution by the Accounting Referee under this Section 3.14 shall constitute an expert determination and shall not constitute an arbitration. The fees and expenses of the Accounting Referee shall be borne by HoldCo and the Equityholders’ Representative (on behalf of the Equityholders and as a Transaction Expense to the extent not otherwise paid by the Equityholders’ Representative) in the same proportion as the aggregate amount of items disputed in the Notice of Disagreement submitted to the Accounting Referee that are unsuccessfully disputed by each such party (as finally determined by the Accounting Referee) bears to the total amount of such items so submitted. For example, if the Equityholders’ Representative timely submits a Notice of Disagreement for items totaling $1,000, and if HoldCo contests only $500 of such amount, and the Accounting Referee ultimately resolves the dispute by awarding Equityholders’ Representative $300 of the $500 contested, then the costs and expenses of the Accounting Referee will be allocated 60% (i.e., 300/500) to HoldCo and 40% (i.e., 200/500) to the Equityholders’ Representative. All other costs, fees and expenses incurred by the parties in connection with resolving such dispute shall be borne by the party incurring such cost and expense.

Section 3.15. Adjustment of Consideration. (a) As soon as practicable (but in any event within five Business Days) after the final determination of the Final Amounts in accordance with Section 3.14, the Equityholders’ Representative shall deliver to HoldCo an updated Allocation Schedule, which shall be updated solely to reflect the determination of the Final Amounts and shall otherwise include the same calculations and follow the same methodologies set forth on the Allocation Schedule delivered to Parent pursuant to Section 3.13. Such updated Allocation Schedule shall also include a calculation of the portion of any Underpayment Amount and release of the Holdback Adjustment Amount to which each Equityholder is entitled pursuant to Section 3.15(b) below, as applicable.

(b)   Within five Business Days after the final determination of the Final Amounts in accordance with Section 3.14:

(i)   If (x) the Estimated Adjustment Amount exceeds (y) the Final Adjustment Amount (the amount of such excess, the “Overpayment Amount”), then OpCo shall be entitled to recover the absolute value of the Overpayment Amount by reducing the Holdback Adjustment Amount by such value; provided that if the Overpayment Amount exceeds the Holdback Adjustment Amount, OpCo may elect to recover all or any portion of such excess (i) first by reducing the Holdback Indemnity Initial Amount, (ii) then by reducing the Holdback Deferred Release Amount, and (iii) then, if there are no amounts available for reduction under the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount, directly from any or all of the Equityholders, each of which shall be liable on a several and not joint basis to pay to OpCo such Equityholder’s Pro Rata Indemnity Share of such excess.

(ii)   If (x) the Final Adjustment Amount exceeds (y) the Estimated Adjustment Amount (the amount of such excess, the “Underpayment Amount”), then OpCo shall pay, or cause to be paid, to the Exchange Agent (in trust for the benefit of the Equityholders) an amount equal to the absolute value of the Underpayment Amount, and promptly after receipt by the Exchange Agent, the Equityholders’ Representative shall cause the Exchange Agent to pay to each Equityholder such Equityholder’s entitlement to such Underpayment Amount in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).

(iii)   OpCo shall (A) reduce Holdback Adjustment Amount (and the Parent Parties may, if applicable, thereafter reduce the Holdback Indemnity Initial Amount and then the Holdback Deferred Release Amount) in accordance with Section 3.15(b)(i) and (B) after giving effect to the reductions to be made pursuant to Section 3.15(b)(i), as applicable, and, at OpCo’s election, payment from the Holdback Adjustment Amount of any amount owed by the Equityholders’ Representative (on behalf of the Equityholders) or the Equityholders to the Accounting Referee, release of the balance of the Holdback Adjustment Amount to the Exchange Agent for further distribution to the Equityholders entitled thereto, the amount (if any) by which the Holdback Adjustment Amount exceeds the aggregate amount of all reductions made to the Holdback Adjustment Amount pursuant to this Section 3.15. The Equityholders’ Representative shall cause the Exchange Agent to pay to each Equityholder of Company Equity Interests such Equityholder’s applicable share of such excess in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).

(iv)   Notwithstanding anything to the contrary herein, none of the Parent Parties shall be required to make any payment pursuant to this Section 3.15(b) until the Equityholders’ Representative delivers to HoldCo an updated Allocation Schedule reflecting any amount to be paid to the Exchange Agent and each Equityholder’s entitlement thereto. For the avoidance of doubt, any amounts payable to the Exchange Agent or the Equityholders hereunder (including any Underpayment Amount) shall be made net of any Unpaid Transaction Expenses that arise as a result of the payment of such amounts.

(c)   “Final Closing Working Capital,” “Final Loan Book Net Equity Value,” “Final Loan Book Base Net Equity Value,” “Final Loan Book Under Collateralization Amount,” “Final Unpaid Transaction Expenses,” “Final Closing Indebtedness,” “Final Closing Cash,” “Final Crypto Proceeds” and “Final Incremental Crypto Income Tax Liability Amount” mean the Closing Working Capital, the Loan Book Net Equity Value, the Loan Book Base Net Equity Value, the Loan Book Under Collateralization Amount, the Unpaid Transaction Expenses, Closing Indebtedness, Closing Cash, Crypto Proceeds and Incremental Crypto Income Tax Liability Amount, in each case, (i) as shown in the Post-Closing Statement if no Notice of Disagreement with respect thereto is timely delivered pursuant to Section 3.14(b), or (ii) if such a Notice of Disagreement is timely delivered with respect thereto, (A) as agreed by HoldCo and the Equityholders’ Representative pursuant to Section 3.14(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s determination delivered pursuant to Section 3.14(d) (absent fraud or manifest error).

Section 3.16. Equityholder Distributions. Without limiting Section 3.13(b) or Section 6.10 hereof, in connection with any payments made hereunder to the Equityholders in respect of

Company Equity Interests (including payments of the Merger Consideration) (“Equityholder Distributions”), the Equityholders’ Representative shall not direct the Exchange Agent to make, any Equityholder Distribution until the Equityholders’ Representative delivers to HoldCo an updated Allocation Schedule reflecting the Equityholder Distribution and each Equityholder’s entitlement thereto calculated in accordance herewith and allocation of the types of consideration payable or issuable hereunder contemplated by the definition of “Per Share Closing Consideration.”

Section 3.17. Lost Certificates If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the record holder thereof, and delivery of an otherwise duly completed and signed Letter of Transmittal in accordance with Section 3.11 by such record holder, such record holder shall be entitled to receive the Merger Consideration in respect of the shares of Company Stock represented by such Certificate, subject to the conditions set forth in, and otherwise in accordance with, this Agreement and the Letter of Transmittal; provided, however, that any of the Parent Parties, the Surviving Company or the Equityholders’ Representative may, in its discretion and as a condition precedent to the payment of any Merger Consideration, require such record holder to provide a customary indemnity (but not a bond or deposit) for the benefit of the Parent Parties, the Surviving Company and the Equityholders’ Representative and their respective Affiliates against any claim that may be made against them or their Affiliates with respect to such lost, stolen or destroyed Certificate.

Section 3.18. Withholding Rights. Notwithstanding anything herein to the contrary, each of the Parent Parties, the Surviving Company, any Affiliate of the Parent Parties, the Exchange Agent and, after the Second Merger Effective Time, the Acquired Companies (each, a “Withholding Agent”), shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable to any Person pursuant to this Agreement or any other Transaction Document such amounts as it is required to deduct and withhold with respect to the making of such payment or delivery under any provision of federal, state, local or foreign Tax law. Before making any such deduction or withholding, the applicable Withholding Agent (other than the Exchange Agent) shall give the Person in respect of which such deduction and withholding is to be made notice of the intention to make such deduction or withholding (except in the case of any withholding required as a result of a failure to deliver the affidavit described in Section 10.02(e), any backup withholding, or any withholding on compensatory payments made in connection with this Agreement) and such notice, which shall include in reasonable detail the basis therefor and the amount thereof, shall be given at least three Business Days before such deduction or withholding is required, in order for the Person in respect of which such deduction and withholding is to be made to obtain any available reduction of or relief from such deduction or withholding. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.19. Pre-Closing Virtual Currency Transaction. In the event of any sale of Virtual Currency of the Acquired Companies, the Company will take the actions listed on Section 3.19 of the Company Disclosure Schedule, to the extent applicable.

Section 3.20. Regulatory Capital Adjustment.

(a)   If, at any time after the Closing and prior to the first anniversary of the Closing, BitGo New York Trust Company LLC ceases to be a non-insured limited liability trust company under Section 2(2) of the New York Banking Law, the Equityholders shall be entitled to receive from the Parent Parties an amount equal to the portion of the Regulatory Capital as of the Measurement Time that was, at such time, attributable to BitGo New York Trust Company LLC being a non-insured limited liability trust company under Section 2(2) of the New York Banking Law (which amount shall not be more than $10,000,000).

(b)   If any amount becomes due and payable to the Equityholders under Section 3.20(a) (any such amount, the “Regulatory Capital Payment”), OpCo shall deliver to the Exchange Agent an amount in cash, without interest, equal to the amount specified in Section 3.20(a), and promptly after receipt by the Exchange Agent, the Equityholders’ Representative will instruct the Exchange Agent to pay such amount to the Equityholders entitled thereto in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).

Article 4
Representations and Warranties of the Company

Subject to Section 14.03, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to the Parent Parties as of the Original Agreement Date, as of the Condition Satisfaction Date, as of the Second Merger Effective Time and, with respect to Sections 4.01, 4.02, 4.03 and 4.04, as of the date hereof, that:

Section 4.01. Existence and Power. Each Acquired Company is an entity duly formed, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or formation, and has all organizational power and authority and all material Permits required to enable it to use its legal or other business names, to own or lease and operate its properties and to conduct its business as now conducted except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. Each Acquired Company is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Acquired Company has been dissolved or declared bankrupt, nor has a corporate resolution to dissolve or to be declared bankrupt been adopted and no demands or requests for such dissolution or declaration are pending (before a Governmental Authority or otherwise). The Company has prior to the Original Agreement Date made available to Parent true and complete copies of each Acquired Company’s Governing Documents as currently in effect. No Acquired Company is in material breach of such Acquired Company’s Governing Documents. Each

Acquired Company, its entity type, its jurisdiction of formation or incorporation and each jurisdiction where such Acquired Company is qualified to do business as a foreign entity is set forth on Section 4.01 of the Company Disclosure Schedule.

Section 4.02. Authorization. The execution and delivery of, and performance by the Company of its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, are within the Company’s corporate powers and have been duly and validly authorized and approved by all necessary corporate action on the part of the Company (other than the Required Company Stockholder Approval). This Agreement has been (and each of the other Transaction Documents to which the Company is or will be a party will be at or prior to the Closing) duly executed and delivered by the Company and constitutes (or will constitute when so executed) a valid and binding agreement of the Company enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). The Required Company Stockholder Approval is the only approval or consent of any of the Acquired Companies or the holders of any Equity Securities of any of the Acquired Companies necessary in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, or the consummation of the transactions contemplated hereby or thereby, and there are no additional votes, approvals, consents or other proceedings of any holders of Equity Securities of any of the Acquired Companies or otherwise (other than those that have been obtained prior to the execution of this Agreement) necessary in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, or the consummation of the transactions contemplated hereby or thereby (other than the filing and recordation of the Second Certificate of Merger and such other documents as required by Delaware Law). The board of directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted for approval and adoption by the Company Stockholders and (iv) recommended the approval and adoption of this Agreement and the transactions contemplated hereby by the Company Stockholders. The Written Consent, when executed and delivered by the parties to the Support Agreement that have agreed to execute the Written Consent pursuant thereto, will constitute a valid, irrevocable and effective adoption of this Agreement and the other Transaction Documents by the Required Company Stockholder Approval in compliance with Delaware Law, the CCC and the Company’s Governing Documents.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is (or is specified to be) a party and the consummation of the transactions contemplated hereby and thereby require no consent, waiver, approval, authorization or permit of, or filing with or notification to, or other action by or in respect of, any Governmental Authority, other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, (ii) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication, (iii) compliance with any applicable requirements or filings under the HSR Act, (iv) the consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth in Section 4.03 of the Company Disclosure Schedule, as such Section 4.03 may be amended, supplemented and/or updated by the Company upon written notice to Parent at any time on or before April 30, 2022 if the Company determines in good faith that a consent, waiver, approval, authorization, permit, filing, notification and/or action was required to be set forth on Section 4.03 of the Company Disclosure Schedule, which notice shall be accompanied by reasonable supporting documentation with respect thereto (such matters set forth in Section 4.03 of the Company Disclosure Schedule (as so amended, supplemented and/or updated by the Company, as applicable) collectively, the “Required Regulatory Approvals”), and (v) any other actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.04. Noncontravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party or is specified to be a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (i) assuming receipt of the Required Company Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of any Governing Document of any Acquired Company, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any Acquired Company, or (iv) require any consent or other action by, or notice to or payment to any Person under or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to (x) any right of termination, modification, cancellation or acceleration of any right or obligation of any of the Acquired Companies or (y) a loss of any benefit to which any of the Acquired Companies are entitled under any provision of any agreement or other instrument binding upon any of the Acquired Companies with only such exceptions, in the case of clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) Section 4.05(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) the record owners of all outstanding shares of Company Common Stock, including the number of shares of each class and series of Company Common Stock owned by such Person, (ii) the record owners of all outstanding shares of Company Preferred Stock, including (A) the class and/or series of such share of Company Preferred Stock owned by such Person, (B) the number shares of Company Common Stock into which the shares of Company Preferred Stock owned by such Person are convertible, (C) the liquidation preference (as calculated in accordance with the Company’s Governing Documents, including the Charter) for the shares of Company Preferred Stock owned by such Person and (D) any adjustments to the Conversion Price (as defined in the Charter) of the Company Preferred Stock held by such Person pursuant to the Governing Documents of the Company (including the Charter) since the date of issuance of such Company Preferred Stock, and (iii) each outstanding Company Stock Option including, as applicable, (w) the name of the holder, date of grant, and exercise price or purchase price (if any), (x) vesting schedule (including whether such award will vest in connection with the Second Merger), (y) status as an “incentive stock option” or “nonqualified stock option” for purposes of Section 422 of the Code (if applicable) and (z) the shares of Company Common Stock (including the number of shares of each class and series of Company Common Stock) subject thereto. As of the Original Agreement Date there are no, and as of the Measurement Time and the Second Merger Effective Time there will be no, declared and unpaid dividends with respect to any Equity Security of any Acquired Company.

(b)   Section 4.05(b) of the Company Disclosure Schedule sets forth a true and complete list of all other authorized, issued or outstanding Equity Securities of each Acquired Company (other than the Company) and the beneficial and record holders thereof. Except as set forth on Section 4.05(b) of the Company Disclosure Schedule, no Acquired Company owns or controls, directly or indirectly, any Equity Security in any Person, and no Acquired Company is, directly or indirectly, a participant in any joint venture, partnership or similar arrangement. No Subsidiary of the Company owns any Equity Security of the Company.

(c)   All of the outstanding Equity Securities of each Acquired Company have been duly authorized and validly issued, are fully paid and nonassessable (to the extent such concept applies to such securities), have not been issued in violation of Applicable Law or any preemptive rights, rights of first refusal or similar rights, and are owned by the Persons in the amounts set forth on Section 4.05(a) and Section 4.05(b) of the Company Disclosure Schedule, free and clear of any Lien or any other limitation or restriction (other than generally applicable transfer restrictions arising under the Securities Act). Except as set forth in Section 4.05(a) and Section 4.05(b) of the Company Disclosure Schedule, there are no authorized, issued, reserved for issuance or outstanding Equity Securities of any Acquired Company. There are no outstanding obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire any Equity Securities of any Acquired Company, and there are no voting trusts, shareholder or member Contracts, pooling agreements or proxies with respect to the voting or transfer (other than transfers that have been completed prior to the Original Agreement Date) of any Equity Securities of any Acquired Company. Other than this Agreement, there are no Contracts, plans or other instruments relating to the issuance, sale or transfer (other than transfers that have been completed prior to the Original Agreement Date) of any Equity Securities of any Acquired Company.

(d)   The manner in which this Agreement contemplates Equityholder Distributions to be made to the Equityholders is in accordance with, and satisfies the requirements of (i) the Company’s Governing Documents, including Article IV, Section (B)(2) of the Charter and (ii) with respect to the Company Stock Options, the Company Stock Plan and any Contracts evidencing a Company Stock Option.

(e)   Each Company Stock Option (i) has been granted in compliance with all applicable securities laws or exemptions therefrom and all requirements set forth in the Company Stock Plan (to the extent that such Company Stock Option was issued thereunder) and other applicable Contracts, (ii) has a grant date identical to the date on which the board of directors of the Company or its compensation committee actually granted the Company Stock Option, (iii) has an exercise price that is no less than the fair market value of the shares of Company Common Stock underlying such Company Stock Option on the grant date or on the date of any adjustment to such exercise price, as applicable, and (iv) does not constitute “nonqualified deferred compensation” for purposes of Section 409A of the Code.

(f)   Section 3.07(c) of the Company Disclosure Schedule (the “Ungranted Option Schedule”) lists, with respect to each Ungranted Option as of the Original Agreement Date, (i) the number of shares of Company Common Stock (or other Equity Securities of the Company) which would have been subject to such Ungranted Option and (ii) the vesting schedule (together with the length of vesting period and vesting commencement date) which would have applied to such Ungranted Option as provided in the Ungranted Option Agreement as of the Original Agreement Date.

Section 4.06. Financial Statements.

(a)   The (i) audited consolidated balance sheets as of December 31, 2018 and December 31, 2019 and the related audited consolidated statements of operations, cash flows and stockholders’ equity/deficit for each of the Company’s fiscal years ended December 31, 2018 and December 31, 2019 of the Acquired Companies (together with the notices thereto and accompanied by unqualified opinions of the independent accountants, the “Audited Financial Statements”), (ii) unaudited consolidated balance sheet as of December 31, 2020 and the related unaudited consolidated statement of operations, for the Company’s fiscal year ended December 31, 2020 of the Acquired Companies set forth on Section 4.06(a)(ii) of the Company Disclosure Schedule (the “2020 Unaudited Financial Statements”) and (iii) unaudited consolidated balance sheet as of January 31, 2021 and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity/deficit for the fiscal year ended on December 31, 2020 and the one month period ended January 31, 2021 of the Acquired Companies (the financial statements described in the foregoing clauses (ii) and (iii), together with the notes thereto, collectively the “Unaudited Financial Statements”), in each case, have been, and the Company 2020 Audited Financial Statements and the Company 2021 Audited Financial Statements, when delivered in accordance with this Agreement will be, prepared and fairly present in all material respects, in each case, in conformity with GAAP applied on a consistent basis (except, in the case of the Audited Financial Statements, the Company 2020 Audited Financial Statement and the Company 2021 Audited Financial Statements, as may be indicated in the notes thereto), the consolidated financial position of the Acquired Companies as of the dates thereof and their consolidated results of operations, cash flows and stockholders’ equity/deficit for the periods then ended (subject, in the case of the Unaudited Financial Statements, to the absence of footnote disclosure and to year-end audit adjustments). The Company has made available to Parent prior to the Original Agreement Date true and complete copies of each of (i) the Audited Financial Statements, and (ii) the Unaudited Financial Statements. Each Company Stock Option has been properly accounted for on the Balance Sheet.

(b)   The Acquired Companies maintains controls and procedures that are sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Accounting Policies and that material information relating to the Acquired Companies is made known to the chief executive officer and the chief financial officer of the Company in a timely manner. There are no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting relating to the Acquired Companies which are reasonably likely to adversely affect in any material respect the Acquired Companies’ ability to record, process, summarize and report financial information and any such prior deficiencies or weaknesses have been adequately disclosed to the Acquired Companies’ auditors or in writing to Parent prior to the Original Agreement Date. The Acquired Companies have not identified and have not been advised by their auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a role in the Acquired Companies’ internal controls over financial reporting.

Section 4.07. Absence of Certain Changes. (a) Since the Balance Sheet Date, (i) the business of the Acquired Companies has been conducted in the ordinary course and (ii) there has not been a Company Material Adverse Effect.

(b)   Since the close of business on the Balance Sheet Date, there has not been any (i) property or casualty loss or damage or other interruption in the business or operations of the Acquired Companies or (ii) action taken that, if taken during the period from the Original Agreement Date through the Second Merger Effective Time without Parent’s prior written consent, would constitute a breach of Section 6.01 (other than Sections 6.01(b)(vi), (vii), (viii), (ix), (x)(B), (xii), (xiii), (xv) and (xvi), which shall be measured as of the close of business on December 31, 2019 for purposes of this Section 4.07(b)), except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 4.08. No Undisclosed Material Liabilities. There are no Liabilities of any of the Acquired Companies of any kind whatsoever, other than: (a) liabilities expressly described and adequately reserved against in accordance with GAAP in the Balance Sheet or the notes thereto; (b) executory obligations under the express terms of Contracts entered into in the ordinary course of business since the Balance Sheet Date (for the avoidance of doubt, excluding any Liability arising out of any breach thereof) and (c) other undisclosed liabilities which, individually or in the aggregate, are not material to the Acquired Companies, taken as a whole.

Section 4.09. Material Contracts. (a) Section 4.09(a) of the Company Disclosure Schedule sets forth, as of the Original Agreement Date:

(i)   all leases, subleases, licenses, sublicenses, easements and occupancy agreements for real property (including the Leases);

(ii)   (A) any Contract with any of the top 15 customers of the Acquired Companies (by dollar amount received from such customers by the Acquired Companies, taken as a whole, for the fiscal year ended December 31, 2020) (the “Top Customers”); and (B) any other Contract providing for the sale, lease or license by any Acquired Company of materials, supplies, goods, services, software, equipment or other assets that provides for (or would reasonably be expected to result in) either (1) payments to the Acquired Companies of more than $300,000 in any 12-month period or (2) aggregate payments over the term thereof to the Acquired Companies of more than $1,000,000 in respect of annual subscriptions or other recurring fees (assuming the same is renewed or extended at the unilateral option of any other Person party thereto);

(iii)   any Contract (or group of related Contracts) with any of the top 15 vendors of the Acquired Companies (by dollar amount paid to such vendors by the Acquired Companies, taken as a whole, for the fiscal year ended December 31, 2020) (the “Top Vendors”); and any other Contract providing for the purchase, lease or license of materials, supplies, goods, services, software, equipment or other assets that provides for (or would reasonably be expected to result in) either (1) payments by the Acquired Companies of more than $500,000 in any 12-month period or (2) aggregate payments over the term by the Acquired Companies of more than $2,000,000 (assuming the same is renewed or extended at the unilateral option of any other Person party thereto);

(iv)   any Government Contract;

(v)   any Contract relating to the acquisition or disposition of any Person, business, equity securities or a material amount of assets (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into since January 1, 2017 or (B) pursuant to which any Acquired Company has remaining Liabilities or other obligations (other than customary non-disclosure obligations or customary covenants to provide reasonable access to books and records);

(vi)   any Contract relating to Indebtedness or that grants Liens over the assets (including, for the avoidance of doubt, Virtual Currency) of the Acquired Companies;

(vii)   any Contract (excluding any regulatory commitments or agreements solely between the Acquired Companies) relating to any loan or other extension of credit, or obligation to advance or contribute capital, made by any Acquired Company;

(viii)   any Contract (excluding any Contract to perform custodial services based in all material respects on a form made available to Parent) involving interest rate, currency or commodities swaps, options, caps, collars, hedges or forward exchanges, or other similar agreements, regardless of whether entered into for the purposes of hedging, investment or otherwise;

(ix)   any Contracts relating to the governance or control of any partnership, joint venture or other similar agreement or arrangement to which any Acquired Company is a party or otherwise holds any interest in;

(x)   any Contract providing for the indemnification of any Person by any Acquired Company (other than indemnification under customer agreements, employment agreements and nondisclosure agreements entered into in the ordinary course of business);

(xi)   any Contract (x) that limits (or purports to limit) the freedom of any Acquired Company or any of its Affiliates (including, following the Second Merger Effective Time, HoldCo and its Affiliates) to compete in any line of business or with any Person or in any area, (y) which imposes exclusivity requirements (including “requirements” obligations), non-competition obligations, non-solicitation obligations or minimum payment or purchase obligations (including “take-or-pay” provisions or “output” contracts), “most favored nations” or “most favored customer” restrictions or rights of first or last offer on any Acquired Company or any of its Affiliates (including, following the Second Merger Effective Time, Parent and its Affiliates), or otherwise restricts any Acquired Company or any of its Affiliates (including, following the Second Merger Effective Time, HoldCo and its Affiliates) in any respect in the development, distribution, licensing, marketing, or sale of any of its products or services, or (z) with a sole source supplier of material goods or services;

(xii)   any Contract granting any Person an option or a right of first refusal or first offer or similar preferential right to purchase or acquire any Equity Securities or asset of any Acquired Company;

(xiii)   any Contract pursuant to which any (A) Acquired Company obtains any license, sublicense, right or authorization to use, covenant not to be sued under any Intellectual Property Right (other than any non-exclusive off-the-shelf shrinkwrap, clickwrap or similar license or sublicense for non-custom Software that is commercially available on nondiscriminatory pricing terms with an annual fee of less than $150,000); or (B) Acquired Company grants any license, sublicense, right or authorization to use, or covenant not to be sued under, any Intellectual Property Right (other than non-exclusive licenses granted to customers as part of customer or end user relationships in the ordinary course of business);

(xiv)   any Contract set forth (or required to be set forth) on Section 4.04(iv) of the Company Disclosure Schedule;

(xv)   any Contract (including escrow agreements) pursuant to which any Acquired Company has provided, licensed or leased, or agreed to provide, license or lease, any source code containing or embodying any Software included in the Owned Intellectual Property Rights to any Person;

(xvi)   any Contract providing for the sale, lease or license by any Acquired Company of materials, supplies, goods, services, software, equipment or other assets in exchange for non-monetary consideration;

(xvii)   any agency, dealer, sales representative, marketing or other similar Contract that is material to the Acquired Companies, taken as a whole;

(xviii)   (A) any Contract (including employment agreements and agreements containing non-competition, non-solicitation or confidentiality covenants) with any Service Provider pursuant to which the Acquired Companies are required to pay in excess of $250,000 in base compensation or fees per annum to such Service Provider or (B) any Contract with any Service Provider that (x) provides for severance, termination, stay or retention, change in control, transaction bonus or similar payments or benefits or (y) is not terminable by the applicable Acquired Company upon notice of sixty calendar days or less;

(xix)   all Collective Bargaining Agreements;

(xx)   any Contract with a professional employer organization pursuant to which a Service Provider provides services to any Acquired Company;

(xxi)   any Affiliate Contract;

(xxii)   any power of attorney executed by or on behalf of an Acquired Company;

(xxiii)   any Contract relating to the settlement of an Action (A) entered into within two years prior to the Original Agreement Date or (B) pursuant to which any of the Acquired Companies have any ongoing obligations (other than customary confidentiality, non-disparagement or other similar provisions);

(xxiv)   any Contract granting any Acquired Company the right to resell Software (other than Open Source Software), products or services of a third party;

(xxv)   any Contract (or group of Contracts) not made in the ordinary course of business of the Acquired Companies; and

(xxvi)   any other Contract (or group of Contracts) that is material to the Acquired Companies, taken as a whole.

(b)   Each Contract disclosed (or required to be disclosed) in Section 4.09(a) of the Company Disclosure Schedule and any other Contract that would have been required to be disclosed pursuant to Section 4.09(a) if in existence on the Original Agreement Date (each, a “Material Contract”) is a valid, binding and enforceable agreement of the applicable Acquired Companies (and, to the Knowledge of the Company, the other parties thereto) and is in full force and effect, and none of the Acquired Companies or, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any Material Contract or has alleged any such default or breach in the 12 months prior to the Original Agreement Date, and no event or circumstance has occurred and is continuing that, with notice or lapse of time or both, would constitute a material breach or material event of default thereunder, or would result in any Acquired Company incurring any material Liability. True and complete copies of each Material Contract in effect on the Original Agreement Date have been made available to Parent prior to the Original Agreement Date.

(c)   In the preceding 12 months, none of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice of an intention to terminate (including a termination for convenience or for cause) or, in the case of any Contract with a Top Customer (any such Contract, a “Significant Contract”), determination to renegotiate or not to renew or extend on substantially similar terms, any Material Contract or any Significant Contract (including, for the avoidance of doubt, any purchase, sale or service order under any Material Contract or any Significant Contract) by any of the parties to any Material Contract or any Significant Contract. With respect to any Material Contract or any Significant Contract that, by its terms, would automatically renew or extend absent notice or other action by a party thereto, no such party has given any such notice or taken any such action. There is no material Action pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies, any present or former officer, director or employee of any of the Acquired Companies, or any Person for whom any Acquired Company may be liable with respect to a Material Contract or a Significant Contract that is by or before (or that would be by or before) any Governmental Authority or arbitrator.

(d)   Since the Balance Sheet Date, (i) no material customer or vendor (including any Top Customer or Top Vendor) has ceased or materially altered (including by materially decreasing the volumes or dollar amounts of goods, services or technology ordered, purchased, supplied or used by or from any Acquired Company, or by altering the payment or other terms on which goods, services or technology are ordered, purchased, supplied or used), or provided or, to the Knowledge of the Company, threatened to provide, notice of its intent to do any of the foregoing, and (ii) there has been no material dispute or controversy or, to the Knowledge of the Company, threatened material dispute or controversy, between any Acquired Company, on one hand, and any customer or vendor of any of the Acquired Companies, on the other hand.

Section 4.10. Tax Matters. Except as set forth on Section 4.10 of the Company Disclosure Schedule:

(a)   Filing and Payment. All income and other material Tax Returns required to be filed by or on behalf of each Acquired Company have been filed when due in accordance with Applicable Law; (ii) such Acquired Company Tax Returns were true and complete in all material respects; (iii) all income and other material Taxes due and payable by any Acquired Company have been timely paid to the appropriate Taxing Authority; (iv) each of the Acquired Companies has withheld and paid all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any Person; and (v) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Acquired Companies.

(b)   Procedure and Compliance. (i) All Acquired Company Tax Returns required by Applicable Law to be filed have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired; (ii) none of the Acquired Companies has granted any written extension or waiver of the statute of limitations period applicable to any Acquired Company Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (iii) there is no claim, audit, action, suit, proceeding, assessment or investigation now pending or threatened in writing against or with respect to any of the Acquired Companies in respect of any Tax or Tax Asset; (iv) no adjustment that would increase the Tax Liability, or reduce any Tax Asset, of any of the Acquired Companies, has been threatened in writing, proposed or made by a Taxing Authority during any audit of a Pre-Closing Tax Period which could reasonably be expected to be threatened in writing, proposed or made in an audit of any subsequent Tax period; (v) there are no written requests for rulings or determinations in respect of any Tax or Tax Asset pending between any of the Acquired Companies and any Taxing Authority and no Acquired Company has received a ruling with respect to any Tax or Tax Asset from any Taxing Authority; (vi) none of the Acquired Companies has received a formal, written tax opinion with respect to any transaction relating to any of the Acquired Companies, other than a transaction in the ordinary course of business; and (vii) none of the Acquired Companies will be required to include in a Post-Closing Tax Period taxable income attributable to income economically realized in a Pre-Closing Tax Period (nor has any deduction economically attributable to a Post-Closing Tax Period been claimed in a Pre-Closing Tax Period) as a result of any (A) change in method of accounting for a Pre-Closing Tax Period, (B) agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Second Merger Effective Time, (C) intercompany transactions described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (D) any prepaid amount, deferred revenue or similar item received prior to the Second Merger Effective Time or (E) installment sale or open transaction dispositions made prior to the Second Merger Effective Time.

(c)   Taxing Jurisdictions. Section 4.10(c) of the Company Disclosure Schedule contains a list of all jurisdictions (whether U.S. or non-U.S.) to which any Tax is properly payable by any of the Acquired Companies. No written claim has been made by any Taxing Authority in a jurisdiction where an Acquired Company does not file a particular type of Tax Return (or pay a particular type of Tax) that such Acquired Company is or may be required to file such type of Tax Return in that jurisdiction (or pay such particular type of Taxes).

(d)   Tax Sharing, Consolidation and Similar Arrangements. (i) None of the Acquired Companies has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, made any election or participated in any arrangement whereby any Tax Liability or any Tax Asset of any of the Acquired Companies was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax Liability or any Tax Asset of any other Person or has any liability for the Taxes of any person (other than any Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, or by Contract (other than any customary commercial Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes); (ii) none of the Acquired Companies is party to any Tax Sharing Agreement, other than any Tax Sharing Agreement solely between two or more Acquired Companies; and (iii) none of the Acquired Companies has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax Liability of any of the Acquired Companies affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(e)   Reportable Transactions. None of the Acquired Companies is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. During the two-year period ending on the Original Agreement Date, no Acquired Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f)   Certain Distributions. None of the Acquired Companies owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(g)   Tax Exemptions. Section 4.10(g) of the Company Disclosure Schedule contains a list of each Tax Grant. Each of the Acquired Companies has complied in all material respects with the conditions stipulated in each Tax Grant, no submissions made to any Taxing Authority in connection with obtaining any Tax Grant contained any material misstatement or omission and the transactions expressly contemplated by this Agreement will not adversely affect the eligibility of any of the Acquired Companies for any Tax Grant.

(h)   Entity Classification. Section 4.10(h) of the Company Disclosure Schedule sets forth the entity classification of each Acquired Company for U.S. federal income Tax purposes. No election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law with respect to the entity classification of any Acquired Company.

(i)   Section 965. No Acquired Company was required to include in its gross income any subpart F income (as defined in the Code) by reason of Section 965 of the Code, and no Acquired Company has made an election pursuant to Section 965(h) of the Code.

(j)   Transfer Pricing. All related party transactions to which any of the Acquired Companies have been a party, in any taxable year for which the relevant statute of limitations (taking into account any extensions thereof) with respect to Taxes has not yet expired, have been effected in accordance with all applicable transfer pricing laws and regulations, and are supported by contemporaneous transfer pricing documentation.

(k)   CARES Act. None of the Acquired Companies, or any of its Affiliates with respect to any Acquired Company, has sought any relief under, or taken any action in respect of, any provision of the CARES Act related to Taxes (including the delaying of any payments in respect of payroll Taxes under Section 2302 thereof).

(l)   Intended Tax Treatment. None of the Acquired Companies has taken or agreed to take any action or has knowledge of any fact or circumstance that, or has failed to take or agreed not to take any action if the failure to take such action, could reasonably be expected to prevent any of the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Section 4.11. Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against (i) any of the Acquired Companies, (ii) any present or former Service Provider of any of the Acquired Companies in relation to any of the Acquired Companies, or (iii) any Person for whom any Acquired Company may be liable or any of their respective properties. There is no Action pending or threatened by any of the Acquired Companies against any third party.

Section 4.12. Compliance with Laws and Court Orders; Investment Company Act Matters.

(a)   None of the Acquired Companies is in violation of, has violated, is under investigation with respect to or has threatened to be charged with or given notice of any violation of, any Applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. There is no Order pursuant to which any of the Acquired Companies have any ongoing Liabilities or that seeks to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company of its obligations under, this Agreement or the other Transaction Documents.

(b)   None of the Acquired Companies is or has been, (i) a bank, trust company (except for the Company Trust Subsidiaries), introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company, insurance broker or investment adviser, commodity trading adviser, commodity pool operator or broker-dealer within the meaning of any Applicable Law, (ii) required to be registered, licensed or qualified as a bank, introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company, insurance broker, investment adviser, commodity trading adviser, commodity pool operator or broker-dealer

(except for the Company Broker-Dealer Subsidiary) under any Applicable Law, or (iii) subject to any liability material to the Acquired Companies, taken as a whole, by reason of any failure to be so registered, licensed or qualified. None of the Acquired Companies has received written notice of, and there is no pending, or threatened in writing, proceeding concerning any failure to obtain any bank, introducing broker, futures commission merchant, real estate broker, insurance company, insurance broker, investment adviser, commodity trading adviser, commodity pool operator or broker-dealer registration, license or qualification.

(c)   None of the Acquired Companies is or has been (i) an investment company, as defined in the U.S. Investment Company Act of 1940, or (ii) relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) thereof.

(d)   Each of the Company Trust Subsidiaries is a “qualified custodian” within the meaning of the Investment Advisers Act of 1940, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 4.13. Properties. (a) No Acquired Company owns or has in the past owned any real property.

(b)   Section 4.13(b) of the Company Disclosure Schedule sets forth a true and complete list of the address of each material parcel of real property subject to a lease, sublease, license, sublicense, easement or occupancy agreement to which any Acquired Company is a party (the parcels of real property disclosed (or required to be disclosed) in Section 4.13(b) of the Company Disclosure Schedule, the “Leased Real Property”) and a list of all such leases, subleases, licenses, easements and other occupancy agreements, including all amendments and supplements thereto and guaranties thereof (such documents disclosed (or required to be disclosed) in Section 4.13(b) of the Company Disclosure Schedule collectively, “Leases”). The Leased Real Property constitutes all of the material real property used, held for use or occupied by the Acquired Companies in connection with the conduct of the business of the Acquired Companies. No Leased Real Property is subleased by any Acquired Company to any third party, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

(c)   The Acquired Companies have good and marketable, indefeasible, fee simple title to, or, in the case of leased or licensed property and assets have valid and subsisting leasehold interests or licenses in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, and such property, assets and rights (together with the Permits held by the Acquired Companies) constitute all the property, assets and rights used or held for use in and sufficient for the conduct the business of the Acquired Companies as presently conducted. None of such property, assets or rights is subject to any Lien, except Permitted Liens and any other Liens which arise in the ordinary course of business that are not material in amount and that do not materially detract from the value, materially impair or interfere with any present or intended use or otherwise materially and adversely affect the marketability of any such property or assets to which they relate.

(d)   As of the Measurement Time and as of the Second Merger Effective Time, the Company (or one of its Subsidiaries) will own or have the exclusive ability to access, including by use of “private keys” or other equivalent means, (i) all Closing Cash, including any Closing Cash held in crypto-currency wallets or similar mediums of custody for Virtual Currency or exchange accounts and (ii) Virtual Currency held by the Acquired Companies as of the Measurement Time, in each case under the foregoing clauses (i) and (ii), other than with respect to Restricted Cash.

Section 4.14. Intellectual Property. (a) Section 4.14 of the Company Disclosure Schedule contains a true and complete list of all registrations and applications for registration included in the Owned Intellectual Property Rights, specifying as to each such registration or application, as applicable, (A) the owner of such item, (B) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (C) the respective issuance, registration, or application number of such item and (D) the date of application and issuance or registration of such item.

(b)   The Acquired Companies own or have a valid, enforceable and sufficient right and license to use, and immediately following the consummation of the transactions contemplated by this Agreement will continue to own or have a valid, enforceable and sufficient right and license to use, the Intellectual Property Rights used or held for use in, or otherwise necessary in any material respect for, the conduct of the respective businesses of the Acquired Companies as currently conducted. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights or any of the Acquired Companies’ rights therein.

(c)   To the Knowledge of the Company, none of the Acquired Companies has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, any Intellectual Property Right of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any of the Owned Intellectual Property Rights or any Acquired Company’s rights in any Licensed Intellectual Property Rights.

(d)   The Company has not received any written notice or indemnification request and there is no Action (including any opposition, interference or re-examination) settled, pending or, to the Knowledge of the Company, threatened (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property Rights of any Person by any Acquired Company, (ii) challenging the validity, enforceability, registrability or ownership of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or (iii) by any Acquired Company alleging any infringement, misappropriation, dilution or violation by any Person of any of the Owned Intellectual Property Rights of an Acquired Company’s rights in any Licensed Intellectual Property Rights.

(e)   None of the Owned Intellectual Property Rights and, to the Knowledge of the Company, Licensed Intellectual Property Rights has been adjudged by any Governmental Authority to be invalid or unenforceable in whole or part, and, to the Knowledge of the Company, all material Owned Intellectual Property Rights and the Acquired Companies’ rights under all Licensed Intellectual Property Rights are valid, subsisting and enforceable. The Acquired Companies are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and their rights under all Licensed Intellectual Property Rights, in each case, free and clear of any Lien (other than Permitted Liens).

(f)   The Acquired Companies have taken commercially reasonable actions necessary to maintain, protect and enforce the material Owned Intellectual Property Rights and to maintain their rights in the material Licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use. The Acquired Companies have taken commercially reasonable steps necessary to protect and preserve the confidentiality of all material trade secrets and other material confidential information included in the Owned Intellectual Property Rights and Licensed Intellectual Property Rights (including source code, but excluding Open Source Software) the value of which to any Acquired Company is contingent upon maintaining the confidentiality thereof, and no such trade secrets or other confidential information have been disclosed other than to employees, representatives and agents of the Acquired Companies, all of whom are bound by written, binding, valid and enforceable confidentiality and/or non-disclosure Contracts substantially in the form previously made available to Parent prior to the Original Agreement Date or otherwise bound by operation of Applicable Law, or, in the case of professional advisors, by customary and enforceable professional obligations of confidentiality, to maintain similar levels of confidentiality. To the Knowledge of the Company, the Acquired Companies have not suffered any breaches of any such Contracts that have resulted in the unauthorized disclosure of or loss of any such confidential Intellectual Property Rights (including source code but excluding Open Source Software).

(g)   Each Acquired Company has entered into written, binding, valid and enforceable Contracts with every (i) current employee or independent contractor of, or other Person currently engaged in the creation of any Intellectual Property Rights for, such Acquired Company and (ii) former employee or independent contractor of, or other Person formerly engaged by, such Acquired Company that has created any Owned Intellectual Property Rights for such Acquired Company, whereby, in each case, such employees, independent contractors and other Persons presently assign to such Acquired Company all of their right, title and interest in and to all Owned Intellectual Property Rights created or developed by such employees, independent contractors and other Persons (or, in the case of any moral rights that are not capable of being assigned, irrevocably waive such moral rights for the benefit of such Acquired Company, its successors and assigns).

(h)   Section 4.14(h) of the Company Disclosure Schedule sets forth a true and complete list of all Open Source Software contained in, linked to, or combined or distributed with any products or services (including Owned Software) currently distributed or currently made commercially available by the Acquired Companies, specifying each license to which such Open Source Software is subject. No Owned Software contains, is linked to, or is otherwise used in connection with any Software code that is licensed under any terms or conditions that require that any Owned Software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge. The Acquired Companies’ use of Open Source Software is compliant with any and all applicable governing licenses thereof in all material respects. Except as set forth in Section 4.14(h) of the Company Disclosure Schedule, the Acquired Companies have not granted any Person a contingent right to receive or obtain a license to source code containing or embodying any Owned Software, whether pursuant to an escrow arrangement or otherwise.

(i)   No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by any of the Acquired Companies or any Person then acting on their behalf to any Person of any source code for any Owned Software. This Agreement will not result in, or entitle any Person to demand, the disclosure, delivery of license of any source code for any Owned Software to any Person.

(j)   There are no bugs, errors or defects in any of the Owned Software that would prevent performance in accordance with its user specifications or otherwise materially and adversely affect the value, functionality or performance thereof and there are no viruses, worms, trojan horses, bombs, backdoors, disabling codes, drop-dead devices, or similar harmful, malicious or hidden programs in any such Owned Software.

(k)   The IT Assets have been regularly maintained by technically competent personnel, in accordance with Applicable Law and standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, and are functional and operate and perform substantially in accordance with their documentation and functional specifications and otherwise in a manner that permits the Acquired Companies to conduct their business as currently conducted, and have capacity to meet current demands. The Acquired Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity, operation and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, (iii) business continuity procedures, (iv) security incident response and recovery, and (v) encryption and other security protocol technology. There has been no unauthorized use, access, interruption, modification or corruption of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby). The Acquired Companies are not in breach in any material respect of any Contract related to any IT Assets or aware of any event that, with the passage of time or the giving of notice, or both, could constitute such a breach of any Contract or commitment related to any IT Assets.

Section 4.15. Data Privacy and Security.

(a)   The Acquired Companies have developed, implemented, maintained and monitored a commercially reasonable, written data protection, data privacy compliance and information security program to (i) identify and address risks to the privacy and security of Personally Identifiable Information in their possession or control, including through appropriate diligence of any PII Third Parties; (ii) implement, monitor, and improve commercially reasonable administrative, technical, and physical safeguards to protect the security, confidentiality and integrity of Personally Identifiable Information against loss and unauthorized access, use, modification, disclosure or other misuse and the operation, integrity, and security of its Software, systems, applications, and websites involved in the Processing of Personally Identifiable Information; and (iii) provide notification, when applicable, in compliance with Applicable Laws in the case of any Security Related Incident.

(b)   There has been no known or suspected information security breaches, intrusions, or failures involving the IT Assets or Personally Identifiable Information Processed by the Acquired Companies or PII Third Parties, which resulted in unauthorized or illegal use or disclosure of, or access to, or other misuse of, Personally Identifiable Information (a “Security Related Incident”).

(c)   The Acquired Companies and, to the Knowledge of the Company, each of the Acquired Companies’ third-party suppliers, vendors (including independent contractors) that Process any Personally Identifiable Information for or on behalf of any Acquired Company (each, a “PII Third Party”) have at all times complied in all material respects with all (i) contractual obligations of any of the Acquired Companies and Applicable Laws, in each case, relating to or governing the privacy, Processing, or protection, of any Personally Identifiable Information and other sensitive, proprietary confidential data or information collected or stored by or on behalf of the Acquired Companies, (ii) industry best practices with respect to the foregoing and (iii) any other mandatory data protection and data privacy rules, policies, procedures, notices, requirements and programs established by the Acquired Companies or any applicable PII Third Party with respect to the foregoing. There has not occurred any material breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a material breach, violation or default) by any Acquired Company or, to the Knowledge of the Company, any other party thereto of the terms of any Contract to which any Acquired Company is bound relating to data privacy or data protection.

(d)   No Acquired Company is or has been subject to any Order of, or has received any notice or inquiry from, any Governmental Authority regarding any actual or alleged non-compliance with, or violation of, any Applicable Law governing the privacy, Processing, or protection, of any Personally Identifiable Information. No Person has claimed any compensation or damages from any Acquired Company, or brought or has threatened to bring any Action against any Acquired Company, in relation to any actual or alleged loss or unauthorized Processing of any Personally Identifiable Information, or otherwise for or relating to any actual or alleged non-compliance with or violation of any contractual obligation of any Acquired

Company or Applicable Law related to the privacy, Processing, or protection, of Personally Identifiable Information, and, to the Knowledge of the Company, no facts or circumstances exist that might give rise to any such Action.

(e)   The transactions contemplated by this Agreement and the other Transaction Documents will not breach any Applicable Law related to the privacy, Processing, or protection of Personally Identifiable Information or the contractual obligations, rules, policies, procedures, requirements or programs referred to in Section 4.15(c).

Section 4.16. Insurance Coverage. A true and complete list of all insurance policies and fidelity and surety bonds held by any of the Acquired Companies or relating to the assets, business, operations, employees, officers or directors of any of the Acquired Companies, is set forth on Section 4.16 of the Company Disclosure Schedule (the insurance policies disclosed (or required to be disclosed) in Section 4.16 of the Company Disclosure Schedule, the “Company Insurance Policies”), and true and complete copies thereof have been made available to Parent prior to the Original Agreement Date. The Company Insurance Policies are of the type, and provide coverage as is, reasonable and appropriate considering the business of the Acquired Companies (including compliance with the Contracts to which they are bound). There are no claims by any of the Acquired Companies pending under any Company Insurance Policy as to which coverage has been denied or disputed by the underwriters of such Company Insurance Policies or in respect of which such underwriters have reserved their rights. As of the Original Agreement Date, all premiums due and payable under all Company Insurance Policies have been paid in full. None of the Acquired Companies is in default under any such policy or bond and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would permit termination or modification of such policy or bond. None of the Acquired Companies has received, with respect to any Company Insurance Policy, any written notice of non-renewal that such Company Insurance Policy will not be renewable by the Acquired Companies upon the expiration of its current coverage period on substantially similar terms.

Section 4.17. Licenses and Permits. Section 4.17 of the Company Disclosure Schedule sets forth the material Permits held by the Acquired Companies, together with the name of the Governmental Authority issuing such Permit. (a) The Acquired Companies hold all material Permits that are required to be held in order to conduct the business of the Acquired Companies, (b) all Permits held by any of the Acquired Companies are valid and in full force and effect (and the appropriate Acquired Company has accurately filed all reports and paid all fees, assessments, and contributions required by such Permits and Applicable Laws), (c) each of the Acquired Companies is, and has been since January 1, 2017, in material compliance with, and has fulfilled and performed its obligations with respect to the Permits held by it, (d) none of the Permits held by any Acquired Company have been terminated, impaired or have been terminable, in whole or in part, due to the actions or inactions of the Acquired Companies (except for terminations or impairments occurring as a result of the expiration of such Permits solely due to lapse of time in accordance with the terms thereof) and (e) since January 1, 2017, no written notices have been received by any of the Acquired Companies alleging the failure to hold any material Permit required to be held by the Acquired Companies to conduct their respective businesses or own their respective assets. To the Knowledge of the Company, no material Permit is subject to (i) any material conditions or requirements that have not been imposed generally upon permits of the same type or (ii) any pending regulatory proceeding or judicial review before a Governmental Authority seeking to suspend, revoke, cancel or adversely modify such Permit.

Section 4.18. Money Transmitter Law and Virtual Currency Business Law Compliance Matters. To the extent required, each of the relevant Acquired Companies has been duly registered with the applicable Governmental Authority under applicable Money Transmitter Laws and Virtual Currency Business Laws in the United States (both federal and state laws), Germany, Singapore, Switzerland, United Kingdom, United Arab Emirates (Abu Dhabi), and any other applicable non-U.S. countries relating to licensing or registration for their activities. Each of the relevant Acquired Companies is, and has been since January 1, 2017, in material compliance with, and has fulfilled and performed all of its obligations with respect to the relevant U.S. federal and state regulations and enforcement actions under applicable Money Transmitter Laws and Virtual Currency Business Laws, including regulations promulgated by FinCEN, including those that would mandate the relevant Acquired Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records, and applicable non-U.S. laws relating to the relevant Acquired Company’s custody, exchange, or transmission of virtual currencies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. Except as disclosed to the Parent otherwise, none of the Acquired Companies is subject to any material enforcement actions, regulatory inquiries and investigations, threatened, ongoing, or settled enforcement, cautionary or other disciplinary matters, complaints or correspondence discussing actual or potential liabilities, requests for information, citations or notices of violation, and any significant proceedings before any Governmental Authority regarding its money transmitter or Virtual Currency business.

Section 4.19. Trust Company Compliance Matters.

(a)   Each of the Company Trust Subsidiaries is, and has been since January 1, 2017, in material compliance with, has fulfilled and performed its material obligations with respect to the relevant requirements under Applicable Law imposed on such Company Trust Subsidiary, and has appropriately exercised its fiduciary duties and power set forth in the relevant trust company charter, as a trust company, including providing any required notices and/or obtaining any required approvals as may, to the Knowledge of the Company, be necessary for such Company Trust Subsidiary to engage in providing fiduciary services or otherwise engaging in activities or business in a state other than the state in which the Company Trust Subsidiary is chartered or has its principal office.

(b)   Except for normal course examinations conducted by any Governmental Authority (including, for the avoidance of doubt, the State of South Dakota and the State of New York) in the ordinary course of business of the Company Trust Subsidiaries, no Governmental Authority

has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company Trust Subsidiaries since January 1, 2017.

(c)   There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Company Trust Subsidiaries and there has been no formal or informal inquiries by, or material disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of the Company Trust Subsidiaries since January 1, 2017.

(d)   Each Company Trust Subsidiary is, and has been since January 1, 2017, in compliance with any minimum capital requirements established or imposed upon it by a Governmental Authority.

(e)   Neither Company Trust Subsidiary is a “bank,” as that term is defined under Section 2 of the Bank Holding Company Act of 1956 (12 U.S.C. § 1842), or an “insured depository institution,” as that term is defined under Section 3(c)(2) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(c)(2)).

(f)   Neither Company Trust Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently restrict in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business (each, a “Company Regulatory Agreement”), nor have either Company Trust Subsidiary been advised since January 1, 2017 or have Knowledge, of any pending or threatened regulatory investigation or that any Governmental Authority is considering issuing, initiating, ordering or requesting any Company Regulatory Agreement. None of the Company Trust Subsidiaries is subject to any material enforcement actions, regulatory inquiries and investigations, threatened, ongoing, or settled enforcement, cautionary or other disciplinary matters, complaints or correspondence discussing actual or potential liabilities, requests for information, citations or notices of violation, and any significant proceedings before any Governmental Authority regarding its business and related activities under the relevant trust company charter.

Section 4.20. Broker-Dealer Compliance Matters.

(a)   The Company Broker-Dealer Subsidiary is the only Subsidiary of the Company that is a Broker-Dealer. Since January 1, 2017, the Company Broker-Dealer Subsidiary has been duly registered as a Broker-Dealer with the SEC and each state and other jurisdictions in which it is required to be so registered. The Company Broker-Dealer Subsidiary is, and since January 1, 2017 has been a member in good standing of FINRA and each other Self-Regulatory

Organization of which it is required to be a member. Each natural Person whose functions require him or her to be licensed as a representative or principal of, and registered with, the Company Broker-Dealer Subsidiary is registered with FINRA and all applicable states and other jurisdictions, such registrations are not, and since January 1, 2017 have not been, suspended, revoked or rescinded and remain in full force and effect, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and to the Knowledge of the Company, no such natural Person is registered with more than one Broker-Dealer in any jurisdiction where such multiple registrations would violate any Applicable Law.

(b)   Each current Form BD of the Company Broker-Dealer Subsidiary is, and any Form BD of the Company Broker-Dealer Subsidiary filed before the Second Merger Effective Time will be at the time of filing, in compliance in all material respects with the applicable requirements of the Securities Exchange Act, the rules thereunder and the rules of any Self-Regulatory Organization, as applicable.

(c)   Since January 1, 2017, the Regulatory Documents of the Company Broker-Dealer Subsidiary have complied, and have been timely filed, in all material respects with and under Applicable Law and the rules and regulations of the SEC promulgated thereunder and any Self-Regulatory Organization rules applicable to such Regulatory Documents, as in effect at the time the Regulatory Documents were filed, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

(d)   (i) Neither the Company Broker-Dealer Subsidiary, nor any of its Affiliates, nor to the Knowledge of the Company, any of its “associated persons” (as defined in the Securities Exchange Act) is (A) ineligible pursuant to Section 15(b) of the Securities Exchange Act to serve as a Broker-Dealer or as an “associated person” of a Broker-Dealer, (B) subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Securities Exchange Act, (C) subject to any material disciplinary proceedings or Orders that would be required to be disclosed on Form BD or Forms U-4 or U-5 (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form BD or current Forms U-4 or U-5) to the extent that such Person or its associated persons is required to file such forms, or (D) subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such Person as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Securities Exchange Act, and (ii) there is no Action pending or, to the Knowledge of the Company, threatened in writing by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (i)(A), (i)(B), (i)(C) and (i)(D).

(e)   No fact relating to the Company Broker-Dealer Subsidiary or any “control affiliate” of the Company Broker-Dealer Subsidiary, as defined in Form BD requires any response in the affirmative to any question in Item 11 of Form BD, except to the extent that such facts have been reflected on Form BD of the Company Broker-Dealer Subsidiary, as applicable.

(f)   Since January 1, 2017, the Brokerage Services performed by the Company Broker-Dealer Subsidiary have been conducted in compliance with all material requirements of the Securities Exchange Act, the rules and regulations of the SEC, FINRA, and any applicable state securities regulatory authority or Self-Regulatory Organizations, as applicable. The Company Broker-Dealer Subsidiary has established, in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, written policies and procedures reasonably designed to achieve compliance with the Securities Exchange Act, the SEC rules thereunder, and the rules of each applicable Self-Regulatory Organization (“BD Compliance Policies”), including those required by (i) applicable FINRA rules, including FINRA Rule 3110, 3120 and 3130, (ii) anti-money laundering laws, including a written customer identification program in compliance therewith, (iii) privacy laws including policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other third parties and (iv) identity theft laws, and approved such principals, managers and other supervisors as are required under the aforementioned laws, rules and regulations. All such BD Compliance Policies comply in all material respects with Applicable Laws.

(g)   The Company Broker-Dealer Subsidiary currently maintains, and since January 1, 2017 has maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Securities Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by the Company Broker-Dealer Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Securities Exchange Act.

(h)   No Governmental Authority has, since January 1, 2017, formally initiated any administrative proceeding or investigation (other than ordinary course examinations) into the Company Broker-Dealer Subsidiary and the Company Broker-Dealer Subsidiary has not received a written “wells notice,” other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Authority, or other written notice alleging any material noncompliance with any Applicable Law governing the operations of Broker-Dealers. To the Knowledge of the Company, there is no unresolved material violation or material exception raised by any Governmental Authority with respect to the Company Broker-Dealer Subsidiary. Since January 1, 2017, the Company Broker-Dealer Subsidiary has not settled any claim or proceeding of the SEC, FINRA or any other Governmental Authority. The Company Broker-Dealer Subsidiary has not had an order, decree or judgement entered against the Company Broker-Dealer Subsidiary in connection with any Applicable Law governing the operation of Broker-Dealers. Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the Original Agreement Date, the Company Broker-Dealer Subsidiary is not currently subject to, and has not received any written notice of, an examination, inspection, investigation or inquiry by a Governmental Authority, and no formal examination or inspection has been started or completed for which no examination report is available.

Section 4.21. Transfer Agent Compliance Matters. The Company Transfer Agent Subsidiary is, and since January 1, 2017 has been, duly registered as a transfer agent with the

SEC pursuant to Section 17A(c)(1) of the Exchange Act, and such registration has not been suspended, revoked or rescinded and remains in full force and effect. The business of the Company Transfer Agent Subsidiary has been conducted in compliance with all material requirements of the Exchange Act and the rules and regulations of the SEC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Transfer Agent Subsidiary has filed all required reports, registrations, statements, certifications and other filings, together with any amendments required to be made thereto prior to the Original Agreement Date with the SEC and such reports, registrations, statements or other filings (and any amendments thereto) were true and complete in all material respects when made.

Section 4.22. Finders’ Fees. Other than Qatalyst Partners LP (a true and complete copy of whose engagement letter (including any indemnification and other agreements related thereto) has been made available to Parent prior to the Original Agreement Date and the fees and expenses payable to whom shall be Transaction Expenses hereunder), no financial advisor, investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.23. Environmental Matters. Except as disclosed in Section 4.23 of the Company Disclosure Schedule:

(a)   (i) no notice, demand, request for information, citation, summons or complaint has been received; (ii) no Order has been issued or is otherwise in effect; (iii) no penalty has been assessed; and (iv) no Action or review is pending or, to the Knowledge of the Company, threatened, in each case, with respect to any Acquired Company (or any of their respective predecessors) that relates to any applicable Environmental Law or Hazardous Substance reasonably likely to result in Liability of any Acquired Company;

(b)   there has been no Environmental Release of any Hazardous Substance at, on, under, to, in or from (i) any location by or arising from the operations of, (ii) any property or facility now or previously owned, leased or operated by, or (iii) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case, any Acquired Company (or any of their respective predecessors) that is reasonably likely to result in Liability under any applicable Environmental Laws of any Acquired Company; and

(c)   each Acquired Company (i) is and has since January 1, 2017, been in compliance with all applicable Environmental Laws in all material respects; (ii) possesses and maintains all required Environmental Permits and is in material compliance with the terms thereof; and (iii) has timely made all appropriate filings necessary for the issuance or renewal thereof.

Section 4.24. Employees and Labor Matters. (a) Section 4.24 of the Company Disclosure Schedule sets forth, as of the Original Agreement Date, with respect to each Company Employee and each individual independent contractor of an Acquired Company (and to the extent permitted by Applicable Law), such Company Employee’s or individual independent contractor’s (i) name, (ii) employing or engaging entity, (iii) title, (iv) date of hire, (v) principal place of employment or engagement, (vi) union status, (vii) whether full- or part-time, or independent contractor, (viii) if a Company Employee, whether active or on leave (and, if on leave, the nature of the leave and expected return date), (ix) if a Company Employee, whether exempt from the Fair Labor Standards Act or any comparable foreign, state or local law, (x) annual base salary, wage rate or consulting rate, (xi) most recent equity or cash incentive compensation received (if any) and the form of such incentive compensation, (xii) current target equity or cash incentive compensation opportunity and the form of such target incentive compensation and (xiii) if a Company Employee, paid time off entitlement formula and amount of accrued but unused paid time off. Section 4.24 of the Company Disclosure Schedule sets forth, for each Service Provider who is not a United States citizen or lawful permanent resident, his or her current immigration status (including visa type) and, if applicable, the date when such status expires. Five Business Days prior to the Condition Satisfaction Date, the Company shall provide Parent with a revised version of Section 4.24 and (ii) of the Company Disclosure Schedule, updated as of such date.

(b)   No Company Employee has provided notice, and to the Knowledge of the Company no Company Employee has expressed an intention to provide notice, to any Acquired Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Condition Satisfaction Date.

(c)   The Acquired Companies are and have been in material compliance with all Applicable Laws relating to labor and employment, including those relating to employment practices, labor management relations, wages, hours, overtime, benefits (including in relation to pension or similar retirement benefits and the funding thereof), worker classification, discrimination, sexual harassment or misconduct, civil rights, affirmative action, work authorization (including in relation to visas, work permits, registrations or other similar arrangements), immigration, safety and health, information privacy and security, workers compensation, layoffs or terminations, continuation coverage under group health plans and the payment and withholding of Taxes. No (i) current or former Company Employee has made, during the last 12 months, an oral or, during the last three years, a written complaint of discrimination, retaliation or other similar wrongdoing, (ii) allegations of sexual harassment or misconduct have been made against any Acquired Company or any Service Provider (or any Related Party) in each case in connection with his, her or its involvement with the Acquired Companies and (iii) Acquired Company or any Service Provider (or any Related Party) in each case in connection with his, her or its involvement with the Acquired Companies has entered into any settlement agreement related to allegations of sexual harassment or misconduct by any such Person. Each current or former Company Employee, independent contractor or consultant of the Acquired Companies has been properly classified by the applicable Acquired Company as such under Applicable Law.

(d)   None of the Acquired Companies is or has been a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement,

and, to the Knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider or any grievances or job actions involving any current or former Service Provider. None of the Acquired Companies has failed to comply with the provisions of any Collective Bargaining Agreement, and there are no grievances or job actions involving any current or former Company Employee against any Acquired Company. There are no unfair labor practice complaints pending or involving, to the Knowledge of the Company, threatened against or threatened to involve any Acquired Company before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any current Company Employee. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated thereby. There are no “leased employees” (as such term is defined in Section 414(n) of the Code) of any Acquired Company.

(e)   Since January 1, 2017, there has been no labor strike, slowdown, stoppage, picketing, interruption of work, lockout or similar labor activity or dispute involving any Company Employee that is pending or, to the Knowledge of the Company, threatened against any Acquired Company.

(f)   The Acquired Companies are and have been in compliance with WARN and have no Liabilities thereunder. None of the Acquired Companies has taken any action that would reasonably be expected to cause HoldCo, the Acquired Companies (including the Surviving Company) or any of their respective Affiliates to have any Liability following the Measurement Time under WARN solely arising out of actions taken by HoldCo, the Acquired Companies (including the Surviving Company) or any of their respective Affiliates prior to the Measurement Time.

(g)   To the Knowledge of the Company, no current or former Service Provider is a party to or bound by any Contract, is subject to any Order or is a party to any Action, or is otherwise bound by a non-compete or similar agreement with a third party, in each case, that may interfere with the use of such Service Provider’s efforts to promote the interests of any Acquired Company, conflict with the operations or business of any Acquired Company or the transactions contemplated by this Agreement or would reasonably be expected to adversely affect any Acquired Company in any material respect.

(h)   (i) Since December 31, 2019, none of the Acquired Companies has, in response to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks, or in response to Applicable Law in connection with or in respect to the same, (i) changed or reduced the compensation or benefits payable to any Service Provider, (ii) furloughed or terminated the employment or service of any Service Provider or (iii) modified or reduced the schedules or leaves of absence of any Company Employee. Each Acquired Company has adopted reasonable policies and taken other reasonable steps to minimize potential workplace exposure in light of SARS-CoV-2 or COVID-19.

(i)   To the Knowledge of the Company, all Company Employees who perform services in the United States for any Acquired Company are either United States citizens or are legally authorized to work in the United States under the Immigration Reform and Control Act of 1986, as amended, and any applicable legal requirement relating to the employment of non-United States citizens. With respect to all Company Employees performing services in the United States, the Acquired Companies are in compliance with, and since the January 1, 2017 have complied with, all legal requirements with respect to work eligibility and have not been subject to any audit or investigation from the United States Department of Homeland Security, including the United States Immigration and Customs Enforcement or any predecessor thereto, or any other immigration-related enforcement proceeding, and since the January 1, 2017, no Acquired Company has received notice of any potential or actual violation of applicable immigration or I-9 legal requirements. The Acquired Companies have provided Parent with a list of all Company Employees working in the United States on a visa or work permit and the date such visa or permit is set to expire.

Section 4.25. Employee Benefits. (a) Section 4.25 of the Company Disclosure Schedule lists each material Employee Plan and specifies whether such plan is a US Plan or an International Plan. Prior to the Original Agreement Date, for each material Employee Plan, the Company has furnished to Parent a true and complete copy of the following, as applicable: (i) the governing plan document, including all amendments thereto, (ii) a written summary of the material terms of any Employee Plan that is not set forth in a written document (iii) all related trust agreements, insurance Contracts or other funding arrangements and amendments thereto, (iv) the current prospectus or summary plan description and all summaries of material modifications, (v) the annual returns/report (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year, (vi) the most recently prepared actuarial reports and financial statements, (vii) the most recent determination or opinion letter from the IRS relating thereto, (viii) all material and non-routine documents and correspondence relating thereto received from or provided to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any Governmental Authority during the past three years, (ix) all current employee handbooks, manuals and policies, and (x) if such plan is a material International Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (ix). Notwithstanding the foregoing, any Employee Plans that are offer letters for Company Employees other than any Key Service Providers that (w) provide for at-will employment, (x) are terminable without penalty or liability, (y) do not provide for any severance, retention, change in control or other similar payments or benefits and (z) are consistent in all material respects with a form previously provided to Parent, only the forms thereof need be listed on Section 4.25 of the Company Disclosure Schedule. There has been no amendment to, written interpretation by the Acquired Companies or any of their Affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would materially increase the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the Original Agreement Date.

(b)   None of the Acquired Companies nor any of their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or within the prior six years has sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect Liability with respect to, any plan subject to Title IV of ERISA, including any “multiemployer plan” (as defined in Section 3(37) of ERISA). No event has occurred and, to the Knowledge of the Company, no condition exists, that has subjected, or would reasonably be expected to subject, any Acquired Company or any of their respective ERISA Affiliates to any material Tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other Applicable Law, either directly or by reason of any Acquired Company’s affiliation with any of its ERISA Affiliates.

(c)   With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction undertaken by the Company or, to the Knowledge of the Company, any other fiduciary thereof has occurred that has caused or would reasonably be expected to cause any of the Acquired Companies to incur any Liability under ERISA or the Code.

(d)   None of the Acquired Companies has any current or projected Liability for, and no Employee Plan provides or promises, any post-employment or post-retirement health, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than (i) coverage mandated by Applicable Law, including COBRA, (ii) coverage provided pursuant to the Company disability benefit plans or (iii) solely with respect to projected Liability, coverage provided under the Company’s severance arrangements).

(e)   Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to an Employee Plan that is based on a pre-approved plan document, is the subject of a favorable opinion letter issued to the plan document provider from the IRS upon which the Company is able to rely upon and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or that would jeopardize the tax-qualified status of such plan or the exempt status of its accompanying trust under Section 501(a) of the Code.

(f)   Each Employee Plan and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, complies, and has been operated in compliance with, and the Acquired Companies have complied in practice with, all applicable requirements of Section 409A of the Code.

(g)   Each material Employee Plan has been maintained, funded and administered in accordance with its terms and complies with all Applicable Laws, including ERISA and the Code. To the Knowledge of the Company, no events have occurred with respect to any Employee Plan that would reasonably be expected to result in the assessment of any material excise tax against the Acquired Companies. The Acquired Companies have complied in all material respects with the Patient Protection and Affordable Care Act (the “Affordable Care Act”) and no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject the Acquired Companies to material Liability, penalties, or Taxes under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or any other provision of the Affordable Care Act.

(h)   No action, suit, investigation, inquiries, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatened to involve, any Employee Plan before any court or arbitrator or any Governmental Authority.

(i)   All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Employee Plans have been timely filed or delivered, all contributions, premiums and payments that are due have been made in all material respects for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Second Merger Effective Time that are not due are properly accrued in all material respects to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Balance Sheet or accurately disclosed in the notes thereto.

(j)   Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event, such as termination of employment or service) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Acquired Companies or, after the Second Merger Effective Time, HoldCo, the Surviving Company or any of their respective Affiliates, to merge, amend or terminate any Employee Plan or (iv) result in the payment of any amount that would not be deductible under Section 280G of the Code.

(k)   No Acquired Company has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code.

(l)   Each material International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (iii) each such International Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such International Plan that would reasonably be expected to adversely affect any such approval or good standing, (iv) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Second Merger Effective Time, HoldCo and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Plans and (v) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such International Plan.

Section 4.26. Affiliate Transactions. Other than this Agreement, the other Transaction Documents, ordinary course agreements incident to the employment of any management Equityholder by the Acquired Companies, arrangements for the use of the Company’s services as customers by Company Employees, Equityholders and their respective Affiliates entered into in the ordinary course of business on arm’s length terms, and as set forth on Section 4.26 of the Company Disclosure Schedule, none of the Equityholders and none of their respective Related Parties (other than any of the Acquired Companies) (i) is a party to any Contract with any Acquired Company, (ii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any material property or right, tangible or intangible, that is used or is currently contemplated to be used by any of the Acquired Companies, (iii) licenses Intellectual Property Rights (either to or from any of the Acquired Companies), (iv) is indebted to or has an outstanding loan to, any Acquired Company (other than any such indebtedness that will be discharged or extinguished at or prior to Second Merger Effective Time) or (v) owns, directly or indirectly, any material property, asset or right (whether tangible or intangible) that is currently used by any Acquired Company (any Contract related to the arrangements described in clauses (i) through (iv) of this Section 4.26, an “Affiliate Contract”).

Section 4.27. Foreign Corrupt Payments; Sanctions; Export Control; Anti-Money Laundering.

(a)   Each Acquired Company, and each of their respective directors, officers, employees and, to the Knowledge of the Company, agents or representatives or any other person acting on behalf of any Acquired Company, acting alone or together, is and has been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery Applicable Law.

(b)   None of the Acquired Companies, nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or representatives or other persons acting on behalf any Acquired Company, acting alone or together, has (i) received, directly or indirectly, anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any Person (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of obtaining or retaining business or to otherwise achieve an improper commercial advantage or (ii) given or promised to give, directly or indirectly, anything of value (including any money, gift or similar benefit) to any Person (including any customer, supplier, employee or agent of any customer or supplier, any government official or other Person who was, is or may be in a position to help or hinder any Acquired Company (or assist any Acquired Company in connection with any actual or proposed transaction)) for the purpose of obtaining or retaining business or to achieve a commercial advantage.

(c)   None of the Acquired Companies nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or representatives or other persons acting on their behalf is or was a non-U.S. government official or a close family member of a non-U.S. government official.

(d)   The Acquired Companies are and have been in compliance in all material respects with all Applicable Law concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”).

(e)   None of the Acquired Companies nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or representatives or other persons acting on their behalf, is, or is 50% or more owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria), except as otherwise authorized pursuant to Sanctions. No Acquired Company has engaged in any business, transaction, investment, undertaking or activity with foreign nations, or to the Knowledge of the Company, organizations or individuals, in each case, named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (i) the Specially Designated Nationals and Blocked Persons List or (ii) Executive Order 13224.

(f)   The Acquired Companies in all material respects (i) have implemented appropriate procedures for ensuring compliance with all Applicable Laws governing anti-money laundering (including but not limited to rules, regulations and policies prescribed by FinCEN, and the Financial Action Task Force Recommendations dated 16 February 2012), (ii) have employed Financial Action Task Force Recommendations dated 16 February 2012), (iii) have employed appropriate risk-based measures and due diligence, “know your customer” and other procedures where required pursuant to such Applicable Laws and (iv) have kept and maintained all required written procedures, compliance records and audit evidence and suspicious transaction reports as required by such Applicable Laws.

(g)   The Acquired Companies have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA and other anti-corruption and anti-bribery Applicable Law, Export Control Laws, Sanctions and Applicable Laws governing anti-money laundering.

(h)   No Acquired Company (or, to the Knowledge of Company, Company Employee) has been the subject of an Action within the 12 months prior to the Original Agreement Date alleging that the Acquired Company or Company Employee has violated the FCPA or any other anti-corruption or anti-bribery Applicable Law, Export Control Laws, Sanctions or Applicable Laws governing anti-money laundering.

(i)   No Acquired Company, Service Provider, or other Person that acts for or on behalf of an Acquired Company appears on any list of entities or individuals debarred from tendering or participating in any project funded by national or local governments, the World Bank, European Bank for Reconstruction and Development or any other multi-lateral or bi-lateral aid or development agency.

Section 4.28. Solvency. As of immediately prior to the Second Merger Effective Time each of the Acquired Companies will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, defeat, delay or defraud either present or future creditors of any of the Acquired Companies.

Section 4.29. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company concerning itself or any of its Affiliates specifically for inclusion in the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC (including any confidential submission), at each time it is amended, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent specifically for inclusion in the S-4 Registration Statement.

Section 4.30. Exclusivity of Representations. The Company acknowledges that the representations and warranties made by the Parent Parties in Article 5 and in the other Transaction Documents are the exclusive representations and warranties made by the Parent Parties in connection with the transactions contemplated by this Agreement. The Company hereby disclaims any other express or implied, oral or written, representations or warranties. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of claims of Fraud.

Article 5
Representations and Warranties of the Parent Parties

Except (A) as disclosed in the reports, schedules, forms, statements and other documents filed by Parent on SEDAR on or after January 1, 2020 and publicly available prior to the Original Agreement Date (and, solely with respect to the respect to the representations and warranties made as of the date hereof, as disclosed in the reports, schedules, forms, statements and other documents filed by Parent on SEDAR on or after the Original Agreement Date and publicly available prior to the date hereof) (excluding any part of any such report, schedule, form statement or other document disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, in each case other than any specific factual historical information contained therein, which shall not be excluded), (B) subject to Section 14.03, as set forth in the Parent Disclosure Schedule and (C) for any changes resulting from actions expressly required or permitted by this Agreement, (i) each of the Parent Parties represents and warrants to the Company as of the Original Agreement Date, as of the Condition Satisfaction Date, as of the Second Merger Effective Time (other than as set forth in Section 5.06) and, with respect to Sections 5.01, 5.02, 5.03, 5.04 and 5.08 (with respect to the Parent 2021 Financials) as of the date hereof, (ii) OpCo represents and warrants to the Company as of the Original Agreement Date, as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time as set forth in Section 5.06(a), and (iii) HoldCo represents and warrants to the Company as of the Original Agreement Date, as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time as set forth in Section 5.06(b), that:

Section 5.01 . Existence and Power. Each of the Parent Parties is duly formed, incorporated and/or registered (as applicable) validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation, formation or registration (as applicable) and has all corporate or other organizational power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and as currently contemplated to be conducted, except as would not have a Parent Material Adverse Effect. Each of the Parent Parties is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of the Parent Parties have been dissolved or declared bankrupt, nor has a corporate resolution to dissolve or to be declared bankrupt been adopted and no demands or requests for such dissolution or declaration are pending (before a Governmental Authority or otherwise). Merger Sub 1 is a wholly-owned Subsidiary of HoldCo and was formed on April 23, 2021, for the purpose of effecting the transactions contemplated by this Agreement and the other Transaction Documents, and has had no assets or operations and has not conducted any business other than immaterial business conducted in connection with the maintenance of Merger Sub 1’s existence, performance of this Agreement and matters incidental thereto. Merger Sub 2 is a subsidiary jointly owned by OpCo and HoldCo and was formed on April 23, 2021, for the purpose of effecting the transactions contemplated by this Agreement and the other Transaction Documents, and has had no assets or operations and has not conducted any business other than immaterial business conducted in connection with the maintenance of Merger Sub 2’s existence, performance of this Agreement and matters incidental thereto.

Section 5.02. Authorization. The execution and delivery of, and performance by each of the Parent Parties of their respective obligations under, this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation by the Parent Parties of the transactions contemplated hereby and thereby, are within the corporate or other organizational powers of each of the Parent Parties and, except for (i) the adoption of this Agreement by

HoldCo in its capacity as the sole stockholder of Merger Sub 1, (ii) the adoption of this Agreement by HoldCo and OpCo in their capacity as the sole stockholders of Merger Sub 2 and (iii) the Required Parent Stockholder Approval, have been duly authorized by all necessary corporate or other organizational action on the part of each of the Parent Parties. This Agreement has been, and each of the other Transaction Documents to which any of the Parent Parties is or will be a party will be at or prior to the Second Merger Effective Time, duly executed and delivered by each of the Parent Parties to the extent a party thereto and, assuming due authorization, execution and delivery by the other parties thereto, constitutes (or will constitute) the valid and binding agreement of each of the Parent Parties, as applicable, enforceable against the Parent Parties, as applicable, in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Except for (i) the adoption of this Agreement by HoldCo in its capacity as the sole stockholder of Merger Sub 1, (ii) the adoption of this Agreement by HoldCo and OpCo in their capacity as the sole stockholders of Merger Sub 2 and (iii) the Required Parent Stockholder Approval, no votes, approvals or consents of the holders of any of the Parent Parties’ capital stock (other than any that have been obtained prior to the Original Agreement Date or that will be obtained immediately after execution of this Agreement) are necessary in connection with execution and delivery of, or the performance by the Parent Parties of their respective obligations under, this Agreement and the other Transaction Documents or the consummation by the Parent Parties of the transactions contemplated hereby or thereby (other than (x) the filing and recordation of the First Certificate of Merger, the Second Certificate of Merger and such other documents as required by Delaware Law, and (y) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication).

Section 5.03. Governmental Authorization. The execution, delivery and performance by each of the Parent Parties of this Agreement and the other Transaction Documents to which it is a party and the consummation by each of the Parent Parties of the transactions contemplated hereby and, to the extent applicable, thereby require no consent, approval, authorization or permit of, or filing with or notification to, or other action in respect of, any Governmental Authority other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, (ii) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication, (iii) compliance with any applicable requirements of the HSR Act, (iv) the Required Regulatory Approvals and the approvals set forth in Section 5.03 of the Parent Disclosure Schedule, (v) approval of the TSX and (vi) any other actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.04. Noncontravention. The execution, delivery and performance by each of the Parent Parties of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Parent Parties of the transactions contemplated hereby and thereby do not and will not (i) assuming receipt of the Required Parent Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of any Governing Document of any of the Parent Parties, (ii) assuming compliance with the matters referred to in Section 5.03, violate any Applicable Law, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any of the Parent Parties or any of their Subsidiaries, or (iv) require any consent from or other action, or notice to or payment to any Person under, or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to (x) any right of termination, modification, cancellation or acceleration of any right or obligation of any of the Parent Parties or any of their Subsidiaries or (y) a loss of any benefit to which any of the Parent Parties or any of their Subsidiaries’ is entitled under any provision of any agreement or other instrument binding upon any of the Parent Parties or any of their Subsidiaries with only such exceptions, in the case of clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.05. Capitalization.

(a)   As of the Original Agreement Date, the authorized share capital of Parent consists of 2,000,000,000 Parent Pre-Restructuring Ordinary Shares. As of the close of business on April 30, 2021 (the “Parent Capitalization Date”), (i) 92,705,177 Parent Pre-Restructuring Ordinary Shares (excluding treasury shares) were issued and outstanding, (ii) zero Parent Pre-Restructuring Ordinary Shares were held by Parent as treasury shares, (iii) 48,267,244 Parent Pre-Restructuring Ordinary Shares were reserved for issuance pursuant to the Parent Stock Plans, and (iv) 3,638,946 Parent Pre-Restructuring Ordinary Shares were reserved for issuance pursuant to outstanding warrants to purchase Parent Pre-Restructuring Ordinary Shares. Except as set forth above in this Section 5.05, except for changes since the close of business on the Parent Capitalization Date resulting from the exercise of any options or other equity awards or warrants as described above and except in connection with any rights attached to the Class B Units of OpCo, as of the Parent Capitalization Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b)   As the Original Agreement Date, the authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding.

(c)   As the Original Agreement Date, the authorized capital stock of Merger Sub 2 consists of 1,000 shares of common stock, of which 200 shares are issued and outstanding.

(d)   As the Original Agreement Date, the authorized capital stock of HoldCo consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding.

Section 5.06. Financing; HoldCo Class A Common Stock.

(a)   OpCo will have at the Closing sufficient cash, capital commitments, available lines of credit or other sources of immediately available funds to enable it to make payment of the aggregate Closing Cash Consideration and any Underpayment Amount and any other amounts required to be paid by Parent, HoldCo and their respective Affiliates as required hereunder, in each case, if and when due.

(b)   The shares of HoldCo Class A Common Stock to be delivered pursuant to this Agreement will, when issued, be (i) duly authorized and validly issued and fully paid and nonassessable, (ii) free and clear of all Liens (other than transfer and other restrictions under Applicable Law, as expressly contemplated hereby or as a result of actions taken by or on behalf of the Equityholders), (iii) free of preemptive rights, rights of first offer and other similar rights, and (iv) issued in compliance with the Securities Act and the rules and regulations of Nasdaq, solely to the extent applicable to HoldCo.

Section 5.07. Canada Securities Law Matters.

(a)   As of the Original Agreement Date, the issued and outstanding Parent Pre-Restructuring Ordinary Shares are listed and posted for trading on the TSX, and Parent is in compliance in all material respects with the rules and policies of the TSX (as such requirements have been amended or waived as a result of the Parent’s participation in the TSX Sandbox program).

(b)   Parent is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the Knowledge of Parent, no investigation or other proceeding involving Parent or any of its Subsidiaries that may operate to prevent or restrict trading of any securities of Parent is currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(c)   Parent is a reporting issuer in each of the Canadian provinces and territories, and Parent is not on the list of defaulting reporting issuers in any such province or territory.

(d)   There is no material fact or material change in the affairs of Parent (or its predecessor entities) that has not been publicly disclosed that is required to be disclosed in accordance with Canadian Securities Laws, except as resulting from this Agreement or actions expressly required or permitted by this Agreement or which occurred prior to December 31, 2019 and has ceased to be material.

(e)   Parent, and each of its predecessor entities, as applicable, has filed (including, if applicable, publicly filed under its profile on SEDAR), all material documents required to be filed by it pursuant to Canadian Securities Laws and with the TSX (as such requirements have been amended or waived as a result of the Parent’s participation in the TSX Sandbox program) (collectively, the “Parent Disclosure Documents”).

(f)   Each of the Parent Disclosure Documents: (i) complied, when filed, in all material respects with the requirements of applicable Canadian Securities Laws, and (ii) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the Original Agreement Date, on the date of such filing), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or required in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g)   None of Parent, nor any of its predecessor entities as applicable, has filed any confidential material change report with any securities regulatory authority which remains confidential.

Section 5.08. Parent Financial Reporting. The consolidated audited financial statements for the years ended December 31, 2021 (the “Parent 2021 Financials”) and December 31, 2020 of Parent, or its predecessor entities, as applicable, including, in each case, the notes thereto (together with the Parent 2021 Financials, collectively, the “Parent Financial Statements”), were prepared in accordance with International Financial Reporting Standards, consistently applied, except as otherwise indicated in the Parent Financial Statements, and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of Parent, or the relevant predecessor entity, for the dates and periods indicated therein.

Section 5.09. Litigation. As of the Original Agreement Date, (i) there is no Action pending against, or to the Knowledge of Parent, threatened against any of the Parent Parties before any Governmental Authority or arbitrator as of the Original Agreement Date that, if determined or resolved adversely in accordance with the plaintiff’s demands, would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or (ii) seeks to prevent, enjoin or materially delay the consummation by the Parent Parties of the transactions contemplated by, or the performance by the Parent Parties of their respective obligations under, this Agreement and the other Transaction Documents, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the Original Agreement Date, none of the Parent Parties is subject to any Order of any Governmental Authority that is or would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.10. Solvency. Assuming (a) the satisfaction or waiver of the conditions set forth in Section 10.01 and Section 10.02 (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), (b) the accuracy of the representations and warranties set forth in Article 4 as of the Original Agreement Date and as of and immediately after the Closing, and (c) the estimates, projections or forecasts provided to the Parent Parties by or on behalf of the Company or its Affiliates or Representatives prior to the Original Agreement Date have been prepared in good faith on assumptions that were and continue to be reasonable, OpCo and HoldCo will each be Solvent after giving effect to the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.11. Finders’ Fees. Other than Citigroup Global Markets Inc., no investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents by reason of any action taken by any of the Parent Parties prior to the Second Merger Effective Time.

Section 5.12. Investment Purpose. HoldCo and OpCo will be acquiring the capital stock of the Company for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws.

Section 5.13. Intended Tax Treatment. None of Parent, OpCo or any of their respective Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that, or has failed to take or agreed not to take any action if the failure to take such action, could reasonably be expected to prevent any of the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. The Domestication will be treated, and will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

Section 5.14. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent concerning itself or any of its Affiliates specifically for inclusion in the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC (including any confidential submission), at each time it is amended, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Parent Parties with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the S-4 Registration Statement. The S-4 Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

Section 5.15. Exclusivity of Representations. The Parent Parties acknowledge that the representations and warranties made by the Company in Article 4 are the exclusive representations and warranties made by the Company in connection with the transactions contemplated by this Agreement. Each of the Parent Parties hereby disclaims any other representations or warranties, express or implied, oral or written, including regarding any pro forma financial information, financial projections or other forward-looking statements provided by or on behalf of the Company. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of claims of Fraud.

Article 6
Covenants of the Company

Section 6.01. Conduct of the Acquired Companies. (a) From the Original Agreement Date until the Second Merger Effective Time, except as required by Applicable Law or consented to by Parent in writing, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course and in compliance in all material respects with Applicable Laws, including with respect to the maintenance of insurance and timely payment of its debts, Taxes and other obligations when due, and (ii) use its commercially reasonable efforts to (A) preserve intact its present business organization, (B) maintain in effect all Permits, (C) keep available the services of its directors, officers, employees and other Service Providers, (D) maintain satisfactory relationships with its customers, lenders, suppliers, lessors and others having material business relationships with it, (E) maintain the material properties and assets owned, operated, leased or used by it in the same condition as they were on the Original Agreement Date, subject to reasonable wear and tear, (F) perform all of its obligations under all Contracts and (G) maintain all material Company Insurance Policies.

(b)   Without limiting the generality of the foregoing, from the Original Agreement Date until the Second Merger Effective Time, except as set forth in the corresponding subsection of Section 6.01(b) of the Company Disclosure Schedule, as required by this Agreement, Applicable Law or consented to by Parent in writing, the Company shall not and shall cause its Subsidiaries not to:

(i)   adopt or propose any change to, or amend or otherwise alter, its Governing Documents (whether by merger, consolidation or otherwise);

(ii)   split, combine or reclassify any shares of Equity Securities of any Acquired Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or other property or any combination thereof) in respect of any Equity Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Equity Securities, in each case, other than (A) dividends or distributions of (i) Crypto Proceeds to the extent that the Crypto Proceeds Net Value would exceed $250,000,000 but for such dividend or distribution or (y) cash (other than cash that is, or was required to be, held in a segregated account pursuant to Section 3.19) in excess of the Maximum Cash Amount unless Parent, after the Company’s request therefore at least 10 Business Days prior to the Closing Date, agrees to treat such excess amount as Crypto Proceeds for purposes of this Agreement, in each case, which dividends and distributions are (I) declared and distributed to holders of

Company Stock on a pro rata basis in accordance with the Company’s Governing Documents and (II) declared and distributed prior to the Measurement Time (provided that any such dividend or other distribution would not result in any Acquired Company failing to have sufficient Regulatory Capital), (B) repurchases of unvested restricted stock pursuant to the terms of Contracts governing such shares of restricted stock in effect as of the Original Agreement Date and which have been made available to Parent and (C) repurchases of Company Common Stock in accordance with Article VII of the Company’s Bylaws, dated December 22, 2017, and purchases of Company Stock under that certain Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 18, 2020;

(iii)   (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Equity Securities of any Acquired Company other than (x) the issuance of Company Stock upon the exercise of Company Stock Options outstanding as of the Original Agreement Date, in accordance with their terms as of the Original Agreement Date and (y) the issuance of Company Class A Common Stock upon conversion of Company Preferred Stock and Company Class F Common Stock in accordance with the Company’s Governing Documents, or (B) amend any term of any Equity Security of any Acquired Company (whether by merger, consolidation or otherwise);

(iv)   incur any capital expenditures or any obligations or Liabilities in respect thereof, except for (A) the expenditures set forth on Section 6.01(b)(iv) of the Company Disclosure Schedule and (B) any other capital expenditures not to exceed $500,000 individually or $2,000,000 in the aggregate, in each case, that are paid in full in Cash prior to the Measurement Time (and will therefore reduce Closing Cash);

(v)   (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, properties or businesses, other than materials, supplies and equipment in the ordinary course of business of the Acquired Companies or in an amount not to exceed $5,000,000 in the aggregate or (B) acquire any real property;

(vi)   sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, or abandon or allow to lapse, or create or incur any Lien (other than Permitted Liens) on, any of the Acquired Companies’ assets, securities, properties, interests or businesses (in each case, other than Intellectual Property Rights), other than sales of inventory or sales or abandonment of obsolete equipment or leases, in each case, in the ordinary course of business;

(vii)   except for non-exclusive licenses granted in the ordinary course of business, sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, or abandon or permit to lapse, fail to take any commercially reasonable action necessary to maintain, fail to enforce or fail to protect, or to create or incur any Lien

(other than Permitted Liens) on, any material Owned Intellectual Property Right or material Licensed Intellectual Property Right;

(viii)   make any loans, advances or capital contributions to, or investments in, any other Person other than (A) loans made to clients and counterparties (including Company Employees that are clients, so long as such loans to Company Employees that are clients are promptly (and in any event within three Business Days of when they are made) disclosed to the Parent Parties) in the ordinary course of business, (B) contributions to the Company’s direct or indirect wholly owned Subsidiaries in the ordinary course of business and (C) routine expense advances to employees of the Acquired Companies in the ordinary course of business;

(ix)   create, incur, assume, suffer to exist or otherwise become liable with respect to any Indebtedness, other than Indebtedness incurred under the Company’s existing credit agreements or in the ordinary course of business and that, to the extent outstanding as of the Second Merger Effective Time, will constitute Estimated Closing Indebtedness, Closing Indebtedness and Final Closing Indebtedness hereunder;

(x)   (A) enter into (or accept assignment of or acquire any Subsidiary that is bound by), amend or modify, terminate or renew any Material Contract of the type described in Sections 4.09(a)(v), (ix), (x), (xi), (xii), (xiv), (xviii), (xix) or (xxii) or (B) otherwise waive, release or assign any material rights, claims or benefits of the Acquired Companies under any Contract or otherwise except in the ordinary course of business;

(xi)   except as required by Applicable Law or the terms of the Employee Plans disclosed on Section 4.25(a) of the Company Disclosure Schedule as in effect on the Original Agreement Date or adopted or amended in compliance with this Agreement following the Original Agreement Date, (A) grant or increase any change in control, transaction bonus, retention, severance or termination pay to, or enter into or amend any change in control, transaction bonus, retention, severance, termination, employment, consulting, bonus, deferred compensation agreement with, any current or former Service Provider or increase benefits payable under any existing severance or termination pay policies or employment or consulting agreements, other than entering into offer letters, employment agreements, employee confidentiality and intellectual property assignment agreements, restrictive covenants agreements or other similar agreements, in the ordinary course of business in connection with hiring of Company Employees permitted under this paragraph, (B) establish, adopt, enter into, amend, alter the prior interpretation of or terminate any Employee Plan, (C) recognize any union, works council or other similar employee representative body with respect to any Service Provider or negotiate or amend any new or existing Collective Bargaining Agreement, (D) grant any loan to or increase the compensation, bonus or other benefits payable or provided to any current or former Service Provider, other than base salary increases in the ordinary course of business consistent with past practice for employees with annual base compensation of less than $300,000, (E) (x) hire or promote any Company Employee other than on an “at will”

basis to fill vacancies arising due to terminations of employment of Company Employees with annual base compensation of less than $300,000, (y) terminate the employment or service of any Key Service Provider or any other Company Employee with annual base compensation in excess of $300,000 (other than for cause) or (z) except if termination of such employee is permitted by this Agreement, take any action that gives any Company Employee the right to voluntarily terminate employment for “good reason” (or term of similar meaning) and receive severance (or similar compensation) in connection with such voluntary termination (provided that any action otherwise restricted under this clause (E) shall be permitted hereunder so long as (I) such action is taken in the ordinary course of business (and, without limiting the generality of the foregoing, granting severance or similar compensation more favorable to the recipient than that granted by the Acquired Companies in the ordinary course of business prior to the Original Agreement Date will be deemed to be outside the ordinary course of business), (II) the Company provides prior written notice of such action to Parent, and (III) such action does not relate to the individual set forth on Section 10.02(i) of the Company Disclosure Schedule), or (F) grant any Company Stock Option or any other equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any awards held by, any current or former Service Provider, or (G) enter into Ungranted Option Agreements following the Original Agreement Date stating an intent to grant to Ungranted Option Counterparties more than 100,000 Ungranted Options (or provide in such Ungranted Option Agreement for vesting schedule of any Ungranted Options that provide for earlier vesting than equal monthly installments over the four year period from the grant date) in the aggregate;

(xii)   change any of the Acquired Companies’ methods of accounting, except as required by concurrent changes in GAAP, as agreed to by their independent public accountants;

(xiii)   settle or compromise, or offer or propose to settle or compromise, (A) any Action involving or against any of the Acquired Companies (other than immaterial Actions solely for monetary relief and to be paid in full prior to the Measurement Time (as a reduction to Closing Cash)) in an amount not to exceed $1,000,000 in the aggregate or (B) any Action that relates to the transactions contemplated hereby;

(xiv)   offer or grant any discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms or other accommodations or concessions to any customer, supplier or other counterparty in connection with any dispute or other Action (or threatened or potential dispute or other Action), except any of the foregoing accommodations or concessions that are immaterial or offered or granted in the ordinary course of business;

(xv)   make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any income or other material Tax Returns or file claims for material Tax refunds, enter any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment or, if it could reasonably be expected to have the effect of increasing the Tax Liability or reducing any Tax Asset of any of the Acquired Companies, Parent or any Affiliate of Parent, take (or omit to take) any other action in respect of Taxes outside of the ordinary course of business;

(xvi)   change (other than in an insignificant respect) its working capital and/or cash management practices or its policies, practices or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectable amounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits (in each case including the timing thereof);

(xvii)   materially increase or widen the risk management standards or parameters of the Acquired Companies’ business activities including increasing client or counterparty credit limits, weakening client or counterparty underwriting and credit standards, increasing average loan duration or other similar changes;

(xviii)   effect any “mass layoff” or “plant closing” (as defined by WARN) in respect of Company Employees or at any “single site of employment” (as defined by WARN) at which Company Employees provide services;

(xix)   relinquish, convert, allow to lapse, or otherwise fail to preserve intact or maintain in effect the existing charter and operating status as of the Original Agreement Date of BitGo New York Trust Company LLC as a non-insured limited liability trust company under Section 2(2) of the New York Banking Law;

(xx)   make or approve, or propose to make or approve, any change or expansion to the business plan or operations of any Company Trust Subsidiary or other Acquired Company, in each case, if such change or expansion would require, or reasonably be expected to require, any Company Trust Subsidiary or other Acquired Company to affirmatively seek prior approval or non-objection from the New York Department of Financial Service of Division of Banking of the South Dakota Department of Labor;

(xxi)   take, or cause any action to be taken, that would reasonably be expected to (A) materially delay the obtaining of, or (B) materially increase the risk of not obtaining, any consent, waiver, approval, authorization, permit, filing, notifications and/or action of or by any Governmental Authority necessary for the consummation of the transactions contemplated hereby, in the case of each of the foregoing clauses (A) and (B), beyond the date that is 15 days prior to the End Date; or

(xxii)   agree, resolve or voluntarily obligate itself to do any of the foregoing.

Section 6.02. Access to Information. From the Original Agreement Date until the Second Merger Effective Time, the Company shall, and the Company shall cause its Subsidiaries to, (i) upon reasonable advance notice, give Parent and its Affiliates and their respective directors, officers, employees, counsel, financial advisors, potential financing sources, auditors and other authorized representatives (such Persons, “Representatives”) reasonable access to the offices, properties, books and records of the Acquired Companies, (ii) furnish to Parent and its Affiliates and their respective Representatives such financial, operating and human resources data and other information relating to the Acquired Companies, including on a timely basis following each month end, monthly income statements, balance sheets, cash flow statements and management reports (in each case prepared consistent with past practice), as such Persons may reasonably request and (iii) instruct the Representatives of the Acquired Companies to cooperate with Parent and its Affiliates and their respective Representatives in their investigation of the Acquired Companies. Any request for data or other information, any request for access or cooperation or any investigation pursuant to this Section 6.02 shall be made or conducted in such manner as not to (A) interfere unreasonably with the conduct of the business of the Acquired Companies, (B) result in the loss of any attorney-client privilege of the Acquired Companies or (C) violate any Applicable Law; provided that prior to withholding any access or information pursuant to the foregoing, the Company shall notify Parent in writing of the nature of the information being withheld and take any actions as may reasonably be requested by Parent to implement alternate arrangements (including entering into confidentiality agreements or joint defense agreements and redacting parts of documents or preparing “clean” summaries of information) in order to allow Parent such access or information to the fullest extent reasonably practicable under the circumstances. Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, the parties hereto hereby acknowledge and agree that Confidential Information may be disclosed by or on behalf of Parent or the Merger Subs to potential financing sources, subject to customary confidentiality terms in accordance with local market practice and, for the purposes of the Confidentiality Agreement, any such prospective members or members shall not be the Parent’s “Representatives” (as such term is defined in the Confidentiality Agreement).

Section 6.03. Consent Solicitation Statement.

(a)   Within a reasonable time after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare a consent solicitation statement with respect to the solicitation of duly executed counterparts to the Written Consent (the “Consent Solicitation Statement”) and (ii) Parent (with the Company’s reasonable cooperation) shall include such Consent Solicitation Statement as a prospectus in the S-4 Registration Statement. The Consent Solicitation Statement shall include the unanimous recommendation of the Company’s board of directors that such Equityholders vote their shares of Company Stock in favor of the adoption of this Agreement, the Second Merger and the transactions contemplated hereby. The Consent Solicitation Statement shall also include a description of the appraisal rights of the holders of Company Stock available under Delaware Law and the CCC, along with such other information as is required thereunder and pursuant to Applicable Law. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Consent

Solicitation Statement and any amendment or supplement thereto before such materials are distributed to the holders of Company Stock, and the Company shall consider in good faith all comments of Parent and its counsel in connection therewith; provided that Parent shall in no way be responsible for any of the content of the Consent Solicitation Statement.

(b)   The Company shall, as soon as practicable after the S-4 Registration Statement shall have become effective, cause the Consent Solicitation Statement to be distributed to all holders of Company Stock and use its commercially reasonable efforts to obtain a duly executed counterpart to the Written Consent from each Equityholder that holds shares of Company Stock as expeditiously as possible after the effectiveness of the S-4 Registration Statement, and the Company shall promptly deliver such executed documents to Parent.

(c)   As promptly as practicable (and in any case within 10 days) after the Company obtains the Required Company Stockholder Approval, the Company shall prepare, with the cooperation of Parent, and mail to each Company Stockholder (other than any Company Stockholder that has theretofore delivered a duly executed counterpart to the Written Consent) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than unanimous written consent. Parent and its counsel shall be given a reasonable opportunity to review and comment on such notice and any amendment or supplement thereto before such materials are distributed to the holders of Company Stock, and the Company shall consider in good faith all comments of Parent and its counsel in connection therewith; provided that Parent shall in no way be responsible for any of the content of such notice.

Section 6.04. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover law is or may become applicable to this Agreement or the transactions contemplated hereby, the Company, the Parent Parties and their respective board of directors or other governing bodies, as applicable, shall use their respective commercially reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement to the maximum extent possible and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.05. Termination of Affiliate Contracts and Accounts. Except with respect to the Excluded Arrangements, prior to the Measurement Time, the Company shall, and shall cause the other Acquired Companies to, (i) pay, settle or discharge all account balances owed from any Acquired Company to any Equityholder or any of its Related Parties and (ii) terminate (A) all Contracts between or among any Acquired Company, on the one hand, and any Related Party, on the other hand (including the Contracts listed on Section 6.05(ii) of the Company Disclosure Schedule), in each case without any continuing Liability of any of the Acquired Companies thereunder; provided that prior to terminating any such Contract, the Company will notify Parent and Parent, by delivering notice of the same within five Business Days from the date on which such notice is provided to Parent, may elect for such Contract to remain in effect. The Company shall deliver to Parent written evidence reasonably satisfactory to Parent of each such termination prior to the Condition Satisfaction Date. For purposes of this Agreement, “Excluded Arrangements” means (i) subject to Section 6.06, any customary employment, indemnification severance or other similar arrangements with (x) directors and officers of any Acquired Company who are employees of any of the Acquired Companies or (y) employees of any Acquired Company (including, in each case, for avoidance of doubt, any invention or non-disclosure, restrictive covenant or similar agreements), (ii) compensation for services performed by a Related Party of any Equityholder as director, officer or employee of any Acquired Company and amounts reimbursable for routine travel and other business expenses in the ordinary course of business to the extent included as a current liability in the calculation of Closing Working Capital, (iii) the Transaction Documents, (iv) any customer Contracts entered into in the ordinary course of business on arms’ length terms and (v) any other arrangement set forth on Section 6.05(v) of the Company Disclosure Schedule.

Section 6.06. Resignations. At least four Business Days prior to the Condition Satisfaction Date, the Company shall deliver to Parent a true and complete list of the directors, officers, managers and other Persons holding similar titles for each of the Acquired Companies as of such date, and no Person shall be appointed to any such position following such date. At or prior to the Condition Satisfaction Date, unless otherwise directed in writing by Parent, the Company shall deliver to Parent the resignations of each such director, officer, manager or other Person from such positions with the Acquired Companies (other than the directors, officers, managers or other Persons holding similar titles of the Company Trust Subsidiaries) effective as of the Second Merger Effective Time (unless Parent requests that any such resignation not be delivered) substantially in the form attached as Exhibit G hereto or such other form as may be acceptable to Parent.

Section 6.07. Payoff Letters; Transaction Expense Payoff Instructions. (a) No later than three Business Days prior to the Condition Satisfaction Date, the Company shall deliver to Parent payoff letters with respect to any Indebtedness for borrowed money of any Acquired Company, if any, outstanding as of immediately prior to the Second Merger Effective Time, to be provided by the lenders or creditors in respect thereof, dated within a reasonable time prior to the Condition Satisfaction Date, which shall, in each case, (a) set forth the aggregate amount of Indebtedness arising under or owing or payable thereunder and in connection therewith on the Closing Date and (b) acknowledge and agree that, upon payment of such aggregate amounts on the Closing Date, the Acquired Companies shall have paid in full all amounts arising under or owing or payable thereunder and in connection therewith, and all Liens related to such Indebtedness shall be released, each in form and substance reasonably satisfactory to Parent (the “Payoff Letters”). Without limiting the foregoing, the Company shall, and shall cause each other Acquired Company to, use commercially reasonable efforts to cooperate with Parent in order to facilitate the termination and payoff of all of the Indebtedness of the Acquired Companies (and related release of Liens) at the Closing.

(b)   With respect to any Unpaid Transaction Expenses, the Company shall submit to Parent no later than three Business Days prior to the Condition Satisfaction Date reasonably satisfactory documentation setting forth an itemized list of all, and amounts of all, Transaction

Expenses of a type described in clause (A)(i) of the definition thereof, including the identity of each payee, dollar amounts owed, wire transfer instructions and any other information necessary to effect the final payment in full thereof, and copies of final invoices, if applicable, containing the invoiced amounts as full and final payment for all services rendered to the Acquired Companies.

Section 6.08. 280G Matters. To the extent that the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or together with any other event) would reasonably be expected to entitle any “disqualified individual” to any payments or benefits that, separately or in the aggregate, may constitute “parachute payments” (as each such term is defined in Section 280G of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”)), then, prior to the Second Merger Effective Time, the Company or its applicable Affiliate will (i) use commercially reasonable efforts to obtain a waiver from each such disqualified individual of his or her right to receive any payment that could constitute a Section 280G Payment (collectively, the “Waived Payments”) at least one Business Day prior to submitting the Waived Payments for shareholder approval pursuant to the following clause (ii), (ii) submit to the holders of shares of Company Stock entitled to vote for approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, and (iii) provide all required disclosure to all Persons entitled to vote under Section 280G(b)(5)(B)(ii) of the Code, such that the deduction of the Waived Payments will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. To the extent any arrangements are entered into at the direction of Parent or between Parent and its Affiliates, on the one hand, and a disqualified individual on the other hand (the “Parent Arrangements”) before the Closing Date, the Company shall include such Parent Arrangements in the equityholder voting materials described herein, provided that Parent provides to the Company, no less than seven Business Days prior to the Condition Satisfaction Date, a written description of the Parent Arrangements and cooperates with the Company in good faith in order to calculate or determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated in the Parent Arrangements, that could constitute a “parachute payment” under Section 280G of the Code. At least three Business Days prior to the Condition Satisfaction Date, the Company will deliver to Parent certification that either (x) the shareholder vote was solicited in conformity with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder and the requisite approval of holders of shares of Company Stock entitled to vote was obtained with respect to the Section 280G Payments, or (y) the shareholder approval of the Section 280G Payments was not obtained and that, as a consequence, no Waived Payments will be made. Parent and its counsel shall be given a reasonable opportunity to review and comment on all documents prepared by the Company in connection with this Section 6.08, including the parachute payment calculations prepared by the Company and/or its Representatives and any amendment or supplement thereto at least three Business Days before such materials are provided to the holders of shares of Company Stock, and the Company shall consider in good faith all comments of Parent and its counsel in connection therewith; provided that (except with respect to any Parent Arrangements which were not disclosed to the Company in accordance with this Section 6.08) Parent shall in no way be responsible for any of the content of such materials or the information contained therein.

Section 6.09. Exclusivity. From the Original Agreement Date until the Second Merger Effective Time, except for the transactions contemplated by this Agreement, the Company, the Equityholders’ Representative and the Equityholders shall not, and each shall cause their respective Related Parties and Representatives not to, directly or indirectly, solicit, encourage, initiate, enter into any Contract, or encourage or entertain the submission of any proposal or offer from any Person relating to the direct or indirect acquisition of any Equity Securities or any material portion of the assets of any Acquired Company, whether in an acquisition structured as a merger, consolidation, exchange, sale of assets, sale of stock or membership interests, or otherwise (any of the foregoing, an “Acquisition Proposal”), or participate in any discussions or negotiations regarding, furnishing any information with respect to, assisting or participating in, or knowingly facilitating in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company shall, and shall cause its Affiliates and Representatives to, immediately (i) cease and cause to be terminated any existing discussions or negotiations with any Person (other than Parent and the Merger Subs) conducted heretofore with respect to any of the matters addressed in this Section 6.09 and (ii) exercise contractual rights (if any) to cause the return or destruction of any confidential information of the Acquired Companies shared with any such Persons in connection therewith. In the event that any Acquired Company receives an Acquisition Proposal from a third party, the Company shall promptly notify Parent of such Acquisition Proposal and the material terms thereof.

Section 6.10. Release. Effective as of the Closing, each of the Equityholders, on behalf of itself and its Related Parties (other than the Acquired Companies), and their respective successors and assigns (collectively, the “Releasing Parties”), (a) agrees to terminate, or cause to be terminated, any Contract required to be terminated pursuant to Section 6.05, in each case without further obligation or Liability of Parent, any of the Acquired Companies, the Surviving Company or any of their Affiliates, if applicable and (b) forever waives, releases, remises and discharges Parent (and its direct and indirect equityholders), the Acquired Companies, the Surviving Company, their respective predecessors, successors and Affiliates and, in their capacities as such, the equityholders, directors, officers, employees, consultants, attorneys, agents, assigns and employee benefit plans of the foregoing (collectively, the “Released Parties”) from any Action or Liability that the Releasing Parties may currently have, or may have in the future, (i) relating to his, her or its rights or status as an Equityholder, and in the case of any Equityholder that is also a Service Provider, to any matters arising from his, her or its employment or services to any of the Acquired Companies prior to, on or after the Second Merger Effective Time, (so long as the facts, circumstances, actions, omissions and/or events giving rise to such Action or Liability (x) occurred on or prior to the Second Merger Effective Time or (y) occurred after the Second Merger Effective Time but were substantially similar to, or were a continuation of, facts, circumstances, actions, omissions and/or events that occurred on or prior to the Second Merger Effective Time), (ii) relating to any alleged inaccuracy or miscalculations in, or otherwise relating to the preparation of, the Estimate Statement, the Notice of Disagreement or the Allocation Schedule and the calculations set forth therein, or the allocation of any proceeds hereunder (including by the Equityholders’ Representative), or (iii) relating to the approval or consummation of the transactions contemplated by this Agreement or any other Transaction Document or any other agreement contemplated herein or therein, including any alleged breach of any duty by any officer, manager, director, equityholder or other owner of ownership interests of any Acquired Company or any of their respective Affiliates, except for the Releasing Parties’ (w) express rights pursuant to this Agreement (including rights to indemnification under Section 9.06 and Article 11) or any other Transaction Document to which it is a party, (x) express rights (other than in connection with any breach) under any Affiliate Contract that is not terminated or not required to be terminated in accordance with this Agreement and (y) if such Releasing Party is a Service Provider, rights to earned but unpaid wages or compensation, unpaid vacation and unreimbursed business expenses, but only to the extent such Liability is included in Closing Indebtedness, Transaction Expenses or as a current liability in Closing Working Capital, and (z) any claims that pursuant to Applicable Law cannot be waived or released pursuant to the releases contemplated in this Section 6.10 (collectively, subject to such exceptions, the “Released Claims”). Each of the Equityholders, on behalf of itself and the other Releasing Parties, (i) represents that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Action or Liability of any nature, character or description whatsoever, which is or which purports to be released or discharged by this Section 6.10 and (ii) acknowledges that the Releasing Parties may hereafter discover facts other than or different from those that they know or believe to be true with respect to the subject matter of the Released Claims, but it hereby expressly agrees that, as of the Closing, it (on behalf of itself and the other Releasing Parties) shall have waived and fully, finally and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, contingent or noncontingent claim with respect to the Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. Each of the Equityholders, on behalf of itself and the other Releasing Parties, hereby acknowledges and agrees that if, after the Closing, such Person or any of its other Releasing Parties should make any claim or demand or commence or threaten to commence any Action against any Released Party with respect to any Released Claim, this Section 6.10 may be raised as a complete bar to any such Action, and the applicable Released Party may recover from such Person or the other Releasing Parties all costs incurred in connection with such Action, including attorneys’ fees. Without limitation of the foregoing, each of the Equityholders, on behalf of itself and its Related Parties, hereby waives the application of any provision of law, including California Civil Code Section 1542, that purports to limit the scope of a general release. Section 1542 of the California Civil Code provides:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

Article 7
Tax Matters

Section 7.01. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes shall be borne 50% by the Equityholders, as Transaction Expenses, on the one hand, and 50% by the Parent Parties, on the other hand. The party required by Applicable Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other parties’ cooperation, and file such Tax Return. Parent and the Equityholders agree to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate in connection with such filing. The parties agree to minimize or avoid any Transfer Taxes that might be imposed to the extent permitted by applicable Law.

Section 7.02. Tax Returns. Parent shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns required to be filed (taking into account extensions of time to file) by the Acquired Companies after the Closing Date with respect to all Pre-Closing Tax Periods (including, for the avoidance of doubt, Tax Returns relating to all Straddle Periods). Each such Tax Return shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Tax Law. Each such Tax Return that relates to income Taxes, and each other such Tax Return that (i) relates to non-income Taxes and (ii) could give rise to an indemnity claim under Section 11.02(a)(iv), shall be submitted by Parent to the Equityholders’ Representative at least 20 Business Days before the due date (including extensions) of such Tax Return (or, in the case of any such non-income Tax Return that is filed more than annually, as far in advance of such due date as is reasonably practicable but in no event later than 10 Business Days before the due date thereof (including extensions)), and Parent shall consider in good faith such revisions to such Tax Returns as the Equityholders’ Representative requests in writing not later than 10 Business Days before the due date of such Tax Return (or, in the case of any such non-income Tax Return that is filed more than annually, as far in advance of such due date as is reasonably practicable). Notwithstanding anything to the contrary in this Agreement, the Equityholders’ Representative shall have no obligation to prepare or file any Tax Returns.

Section 7.03. Cooperation on Tax Matters. Parent and the Equityholders and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit or other proceeding with respect to Taxes of any of the Acquired Companies. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, the provision of powers of attorney or similar authorizations as may be necessary to effectuate the intent of Section 7.06.

Section 7.04. Straddle Periods. For all purposes under this Agreement, in respect of any Straddle Tax Period, the portion of Taxes that are allocable to a Pre-Closing Tax Period will be:

(x) in the case of any Taxes other than escheat, gross receipts, sales or use Taxes and Taxes based upon or related to income, the amount of such Tax for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the Straddle Tax Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Tax Period, and (y) in the case of any Tax based upon or related to income and any escheat, gross receipts, sales or use Tax, the amount that would be payable if the relevant Straddle Tax Period ended on and included the Closing Date; provided, that the taxable year of any Acquired Company that is a “controlled foreign corporation” (as defined in the Code) shall be deemed to have closed on the Closing Date, including for purposes of computing any inclusion under sections 951 and 951A of the Code. The amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated Tax rates, exemption amounts, etc.) shall be allocated between the two portions of the Straddle Tax Period in proportion to the number of days in each portion. To the maximum extent permitted by applicable Law (including through the potential use of the safe harbor procedures of IRS Revenue Procedure 2011-29 with respect to any success-based fees), any Transaction Deductions shall be treated for purposes of this Agreement and reported on applicable income Tax Returns solely as income Tax deductions of the Acquired Companies for a taxable period (or portion thereof) that ends on or prior to the Closing Date, and shall not be treated or reported as income Tax deductions for a Post-Closing Tax Period (including under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or any comparable provision under state or local Applicable Law).

Section 7.05. Tax Sharing Agreements. The Company shall use its commercially reasonable efforts to terminate all Tax Sharing Agreements, other than any Tax Sharing Agreement solely between two or more Acquired Companies, as of the Closing Date such that no Acquired Company shall be bound thereby or have any liability thereunder.

Section 7.06. Tax Proceedings. Any party that receives written notice of any claim for Taxes or the commencement of any audit, examination, contest, investigation or assessment relating to Taxes (a “Tax Proceeding”) of the Acquired Companies with respect to a Covered Tax shall notify such other party within 10 Business Days of receipt of such notice; provided that the failure to provide such notice shall not relieve the Indemnifying Party from any of its obligations under Article 11 except (and only) to the extent the Indemnifying Party suffers actual prejudice as a result of such failure. Subject to the last sentence of Section 11.04(c), the Equityholders’ Representative shall have the right, at its election, to control the conduct of any Tax Proceeding that relates solely to Covered Taxes; provided that the Equityholders’ Representative shall (A) permit Parent to participate in the resolution of such Tax Proceeding and (B) not settle or otherwise compromise such Tax Proceeding without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall have the right to control the conduct of all other Tax Proceedings; provided that in the event that any Tax Proceeding relates to a Straddle Tax Period, Parent shall (1) permit the Equityholders’ Representative to participate in the resolution of such Tax Proceeding and (2) not settle or otherwise compromise such Tax Proceeding without the prior written consent of the Equityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.07. Intended Tax Treatment.

(a)   Each of the Equityholders and the parties hereto shall (and shall cause their respective Related Parties to) use its commercially reasonable efforts (i) to cause the transactions contemplated by this Agreement to qualify for the Intended Tax Treatment, and (ii) not to take or cause to be taken any action reasonably likely to cause, or fail to take or agree not to take any action if the failure to take such action would be reasonably likely to cause, any of the transactions contemplated by this Agreement to fail to qualify for the Intended Tax Treatment. The Equityholders and the parties hereto shall, and shall cause their respective Representatives and respective Related Parties to, report and file all Tax Returns in a manner consistent with the Intended Tax Treatment, and shall not take any position during the course of any Tax audit or proceeding inconsistent with the Intended Tax Treatment except as a result of a final “determination” within the meaning of Section 1313 of the Code.

(b)   For the avoidance of doubt, the parties hereto acknowledge and agree that the First Merger is intended to qualify as a “foreign merger” as defined in subsection 87(8.1), and having regard to subsection 87(8.2), of the Income Tax Act (Canada) and that this Agreement, including the provisions of Section 3.02 and Section 3.03 shall be interpreted in a manner consistent with such intention.

Section 7.08. Tax Refunds. Any Tax refunds, or credits in lieu thereof, that are received by the Parent, its Affiliates, or any Acquired Company that relate to any Covered Tax for which Parent, any Acquired Company or their Affiliates would be indemnified by the Equityholders under Article 11 shall be for the account of the Equityholders, and Parent shall promptly pay over to the Exchange Agent for further distribution to the Equityholders, any such refund, less any Taxes incurred on receipt of any such refund (or credit in lieu thereof), and less any reasonable costs and expenses incurred by Parent in obtaining any such refund (or credit in lieu thereof); provided, however, that the Equityholders shall not be entitled to any refunds (i) taken into account in calculating Final Working Capital and (ii) resulting from the use of Parent’s or any of its Affiliates’ Tax assets attributable to a Post-Closing Tax Period. To the extent any Tax refund or credit that has given rise to a payment by Parent to the Equityholders under this Section 7.08 is subsequently disallowed or otherwise required to be repaid to a Taxing Authority, the Equityholders, severally and not jointly, based on the amount paid to such Equityholder under this Section 7.08 in respect of such Tax refund or credit in relation to the total amount paid to all Equityholders under this Section 7.08 in respect of such Tax refund or credit, shall promptly thereafter repay such amount to Parent, any of its Affiliates or any Acquired Company (as directed by Parent), together with any interest, penalties or other amounts imposed by the relevant Taxing Authority with respect to such amount.

Section 7.09. Tax Covenants.

(a)   None of Parent, the Acquired Companies, or any of their Affiliates shall, without the prior written consent of the Equityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), (A) amend any Tax Return of the Acquired

Companies relating to a Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period), (B) make any election under Section 336(e) or Section 338 of the Code (or any comparable provisions of state, local, or foreign income Tax Law) or any successor provision with respect to the Acquired Companies, (C) make any other Tax election or take any other action with respect to the Acquired Companies for a Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period) that has the effect of increasing the amount of Taxes of the Acquired Companies attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date, or (D) make a voluntary disclosure to any Governmental Authority with respect to any Tax or Tax Returns of the Acquired Companies for any taxable period (or portion thereof) ending on or prior to the Closing Date.

(b)   Upon the receipt of written request from Parent, the Company shall use commercially reasonable efforts to cause each of its U.S. Subsidiaries of the Company identified in such request to be treated as a disregarded entity for U.S. federal income tax purposes prior to the Closing Date (except to the extent that causing BitGo Trust Company, Inc. to be treated as a disregarded entity for U.S. federal income tax purposes would adversely affect the regulatory status of BitGo Trust Company, Inc.). Following the Closing, notwithstanding anything to the contrary in clause (C) of Section 7.09(a), Parent may at its election, cause any non-U.S. subsidiary of the Company to elect to be treated as a disregarded entity for U.S. federal income tax purposes effective on the day immediately preceding the Closing Date.

(c)   Between the Original Agreement Date and Closing, the Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to take such actions set forth on Section 7.09(c) of the Parent Disclosure Schedule that Parent requests in writing from time to time.

(d)   Notwithstanding anything to the contrary in the Agreement, if a request made by Parent pursuant to Section 7.09(c) results in any increase in the fees, expenses or premiums incurred to obtain the Specified Policy, Parent shall bear such fees, expenses or premiums to the extent of such increase.

(e)   If the Company believes in good faith that any request made by Parent pursuant to Section 7.09(c) and not otherwise required to be taken by any of the Transaction Documents would, if taken by the Company, reasonably be expected to result in the Specified Policy not being obtained prior to Closing, and Parent nonetheless requests that the Company take such action, then Parent will not rely on the failure of the condition to Closing set forth in Section 10.02(l) to be satisfied if such failure was caused by the Company’s taking of such action.

Article 8
Employee Matters

Section 8.01. Employee Matters. (a) For a period of one year following the Closing Date (or such shorter period of employment, as the case may be), Parent shall provide (or cause to be provided) to each Acquired Company Employee who is employed by the Acquired Companies as of the Second Merger Effective Time (each, a “Covered Employee”): (i) a base salary or wage rate and an annual bonus opportunity, in each case, that is no less than such Covered Employee’s base salary or wage rate and annual bonus opportunity in effect as of immediately prior to the Second Merger Effective Time and (ii) employee benefits (excluding any change in control, retention or transaction-based bonus opportunities, equity, equity-based or other long-term incentive compensation, defined benefit pension benefits, retiree health or welfare benefits or severance pay or benefits) that are substantially comparable in the aggregate to those provided by Parent and its Affiliates to similarly situated employees of Parent and its Affiliates from time to time; provided that, until such time as Parent shall cause such Covered Employee to participate in a welfare benefit plan of Parent or any of its Subsidiaries after the Second Merger Effective Time (each, a “Parent Welfare Plan”), such Covered Employee’s continued participation in the Employee Plans shall be deemed to satisfy clause (ii) of this Section 8.01 (it being understood that participation in Parent Welfare Plans may commence at different times with respect to each Parent Welfare Plan). Prior to the Condition Satisfaction Date, the Company shall take all actions necessary to terminate, or cause to be terminated, effective no later than the Business Day immediately preceding the Closing Date, the Employee Plans listed on Section 8.01 of the Company Disclosure Schedule and any other Employee Plan that Parent requests the Company to terminate not less than 10 Business Days prior to the Condition Satisfaction Date.

(b)   With respect to any employee benefit plan of Parent or any of its Subsidiaries in which any Covered Employee becomes a participant following the Second Merger Effective Time, such Covered Employee shall receive full credit for such employee’s service with the Acquired Companies to the same extent that such service was recognized under an analogous Employee Plan in which such Covered Employee participated as of immediately prior to the Second Merger Effective Time for vesting and eligibility purposes (but not for benefit accrual purposes); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

(c)   Parent shall, or shall cause its Subsidiaries to, use its commercially reasonable efforts to (i) provide coverage for the Covered Employees and their eligible dependents under a Parent Welfare Plan that provides medical, dental and health benefits without interruption of coverage, (ii) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any Parent Welfare Plan in which such Covered Employee is eligible to participate and to the same extent as such conditions and waiting periods have been waived under an analogous Employee Plan in which such Covered Employee participated as of immediately prior to the Second Merger Effective Time and (iii) credit such Covered Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Second Merger Effective Time under the terms of an analogous Employee Plan in which such Covered Employee participated as of immediately prior to the Second Merger Effective Time to satisfy, to the same extent credited under such analogous Employee Plan, any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Second Merger Effective Time occurs under such Parent Welfare Plan, in each case, subject to the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under the applicable Parent Welfare Plan.

(d)   Prior to the Condition Satisfaction Date, to the extent requested by Parent at least three Business Days prior to the Second Merger Effective Time, the Company shall take all actions necessary to terminate, or cause to be terminated, all 401(k) plans of the Acquired Companies (the “Acquired Companies 401(k) Plans”), effective no later than immediately preceding, and subject to the occurrence of, the Second Merger Effective Time. All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of such 401(k) plans shall be subject to Parent’s prior review and approval, such approval not to be unreasonably withheld or delayed. Effective as soon as reasonably practicable after the Second Merger Effective Time, Parent shall provide (or cause to be provided) each Covered Employee with the ability to enroll in a tax-qualified defined contribution plan with a cash or deferred arrangement (the “Parent 401(k) Plan”). As soon as practicable following the Second Merger Effective Time, Parent shall use commercially reasonable efforts to permit any Covered Employees that are entitled to receive an “eligible rollover distribution” (as defined in Code Section 402(c)(4)) from an Acquired Companies 401(k) Plan to roll over such eligible rollover distribution as part of any lump sum distribution (including any outstanding participant loan balances) into an account under the Parent 401(k) Plan, subject to and in accordance with the provisions of such plan and Applicable Law. The parties shall cooperate in good faith to take commercially reasonable actions needed to permit each Covered Employee with an outstanding loan balance under the Acquired Companies 401(k) Plan to continue to make scheduled loan payments to the Acquired Companies 401(k) Plan after the Closing, pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the Acquired Companies 401(k) Plan to the Parent 401(k) Plan, as provided in the preceding sentence, such as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(e)   Without limiting the generality of Section 14.09, nothing in this Section 8.01 shall (i) be treated as an amendment of, or undertaking to modify or amend, any Employee Plan, (ii) prohibit HoldCo or any of its Subsidiaries (including, following the Second Merger Effective Time, the Surviving Company and its Subsidiaries) from amending, modifying or terminating any Employee Plan, (iii) require HoldCo or any of its Subsidiaries (including, following the Second Merger Effective Time, the Surviving Company and its Subsidiaries) to continue the employment or service of any Service Provider for any period of time or, subject to any applicable arrangement covering such Service Provider, to provide such Service Provider with any payments or benefits upon any termination of such Service Provider’s employment or service or (iv) confer any rights or benefits on any Person other than the parties to this Agreement.

Article 9
Additional Covenants

Section 9.01. Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, each of Parent, the Merger Subs and the Acquired Companies will use commercially reasonable efforts to take, or cause to be taken (including, in the case of the Company, by causing the other Acquired Companies to take), all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to (i) determine whether any action by or in respect of, or filing with, any Governmental Authority is required in connection with the consummation of the transactions contemplated by this Agreement, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any Applicable Law in connection with the transaction contemplated by this Agreement, (iii) prepare and file as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, or take any other required action (including (A) with respect to the Acquired Companies, making all filings with the relevant Governmental Authorities of change in control applications in connection with the acquisition of Company Trust Subsidiaries no later than Applicable Law with respect to the Acquired Companies requires and (B) with respect to each of the parties hereto, preparing and making all filings and notifications required of them under applicable Money Transmitter Laws and Virtual Currency Business Laws in connection with the transactions contemplated hereby) and (iv) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that neither Parent, nor any Acquired Company, nor any of their Affiliates shall be obligated to (and, without Parent’s prior written consent, except for the actions described in clause (F) of this proviso below but subject to Section 6.01, no Acquired Company shall agree to do any of the following specifically in pursuit of or in satisfaction of a condition for any approval from a Governmental Authority), and “commercially reasonable efforts” will in no event require, or be construed to require, Parent, any Acquired Company or any of their Affiliates to (A) enter into any settlement, undertaking, consent decree, stipulation or Contract with any Governmental Authority, (B) litigate, defend, challenge or take any action with respect to any Action by any Person, including any Governmental Authority (including taking any steps or actions to defend against, vacate, modify or suspend any injunction or Order, including any injunction related to a private cause of action that would prevent consummation of the transactions contemplated by this Agreement or any other Transaction Document), (C) agree, propose, negotiate, offer or commit to divest, license, lease, dispose of, transfer, encumber or otherwise hold separate (including by establishing a trust or otherwise), or take any other action with respect to, any of its, any Acquired Company’s or any of their respective Affiliates’ businesses, operations, product or service lines, assets or properties, (D) terminate or modify existing relationships, contractual rights or obligations of the affected party or any of its respective Affiliates, (E) take or commit to take actions that after the Condition Satisfaction Date would limit the affected party’s or any of its Affiliates’ freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of any of their businesses, operations, product or service lines, assets or properties, (F) cease to conduct any business in any jurisdiction or (G) agree to do any of the foregoing, in each case, in connection with the transactions contemplated hereby and by the other Transaction Documents, in each case, to the extent that taking any of the actions described in the preceding clauses (A) through (G) would reasonably be expected to be adverse, in any material respect, to Parent and its Affiliates or the Acquired Companies (any of the actions described in this proviso, a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause the other Acquired Companies to, agree to take any of the actions described in the previous sentence to the extent such action is conditioned upon the occurrence of the Closing. With respect to the foregoing, each of the Parent Parties and the Company agree to execute and deliver, or cause to be executed and delivered (including, in the case of the Company, by causing the other Acquired Companies to execute and deliver), such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents. Each of the Parent Parties and the Company shall promptly notify the other parties hereto of any written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement or the other Transaction Documents. For the avoidance of doubt, neither the Company nor any of the Parent Parties are making any representation or warranty as to the receipt or the likelihood of receiving any approval, consent, registration, permit, authorization or any other confirmation from any Governmental Authority in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

(b)   In furtherance and not in limitation of Section 9.01(a), (i) as promptly after the Original Agreement Date as reasonably practicable, but no later than 10 Business Days after the Original Agreement Date, and (ii) if the Closing has not occurred on or before June 18, 2022, by June 20, 2022, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (and shall, if available, request early termination of the waiting period associated therewith) and shall file as promptly as reasonably practicable any other filings required pursuant to any other applicable antitrust laws. To the extent permitted under Applicable Law, each of Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other applicable antitrust laws and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority in connection with such filings or submissions. Parent, after prior, good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, shall have the right to control and direct all interactions (including all correspondences, meetings, proposals and negotiations) with Governmental Authorities in connection with all notices, filings, approvals or clearances sought in connection with the transactions contemplated by the Transaction Documents, including under the HSR Act and any other applicable antitrust laws; provided that, if permitted by Applicable Law, Parent shall afford the Company a reasonable opportunity to participate in any such interactions.

(c)   In furtherance and not in limitation of Section 9.01(a), as soon as reasonably practicable following (i) the Original Agreement Date and (ii) if necessary, the date hereof, Parent shall prepare and submit a change in control application (or a re-filing or updated version of any previously filed such application) for each Company Trust Subsidiary consistent with Applicable Law related to the change of ownership and control of each Company Trust Subsidiary. To the extent permitted under Applicable Law, Company shall, and shall cause any Acquired Company to, furnish to Parent such necessary information and reasonable assistance as Parent may request in connection with its preparation of any filing or submission that is necessary related to such change in control for each Company Trust Subsidiary and Parent and Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority in connection with such filings or submissions.  Parent shall have the right to control and direct all interaction (including all correspondences, meetings, proposals and negotiations) with Governmental Authorities in connection with all notices, filings, approvals or clearances sought in connection with such change in control for each Company Trust Subsidiary; provided that, if permitted by Applicable Law, Parent shall afford the Company the right to participate in such interactions and to review all such filings and submissions a reasonable amount of time prior to the submission thereof.

(d)   In furtherance and not in limitation of Section 9.01(a), as soon as reasonably practicable following (i) the Original Agreement Date and (ii) if necessary, the date hereof, the Company shall cause the Company Broker-Dealer Subsidiary to prepare and submit a FINRA Application (or a re-filing or updated version of any previously filed such FINRA Application) consistent with the requirements of FINRA Rule 1017 seeking approval of the change of ownership and control of the Company Broker-Dealer Subsidiary in connection with the transactions contemplated by this Agreement. The Form of the FINRA Application shall be subject to the approval of Parent, which approval shall not unreasonably be withheld, conditioned or delayed. Parent shall (and shall cause its Affiliates to) timely provide to the Company all information required to complete the FINRA Application and respond to any further FINRA requests in connection therewith. Parent acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the Company and the Company Broker-Dealer Subsidiary shall not be obligated to take any action that could reasonably be expected to give rise to any requirement for a FINRA Application pursuant to FINRA Rule 1017(a)(5) for approval of any material change in business operations of the Company Broker-Dealer Subsidiary in connection with the transactions contemplated hereby prior to the Closing.

(e)   In furtherance and not in limitation of Section 9.01(a), as soon as reasonably practicable following the Original Agreement Date, to the extent that the Parent Broker-Dealer Subsidiary will undergo a change of ownership for purposes of FINRA Rule 1017 as a result of the transactions contemplated by this Agreement, Parent shall cause the Parent Broker-Dealer

Subsidiary to prepare and submit a materiality consultation request with FINRA membership application program staff seeking approval of such change of ownership, or a FINRA Application if required by FINRA.

(f)   In furtherance and not in limitation of the Parties’ obligations under this Section 9.01, the Company and each of the Parent Parties shall, to the extent permitted by Applicable Law:

(i)   keep the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals to consummate such transactions;

(ii)   promptly notify the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) of any material communication from any Governmental Authority regarding any of the transactions contemplated hereby and (A) in the case of such a written communication, provide the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) with copies of any such communication or (B) in the case of such an oral communication, notify the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) of the substance of such communication;

(iii)   not participate in any meeting or engage in any material substantive conversation with any Governmental Authority regarding any of the transactions contemplated hereby without first giving the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) (A) reasonable prior notice of the meeting or conversation and (B) unless prohibited by such Governmental Authority, the opportunity to attend or participate, as applicable;

(iv)   provide the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) with a reasonable advance opportunity to discuss, review and comment upon, and to consider in good faith the views of the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) in connection with, all proposed communications with a Governmental Authority regarding the transactions contemplated hereby;

(v)   promptly consult with the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Authority regarding any of the transactions contemplated hereby and furnish the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Authority regarding any of the transactions contemplated hereby; and

(vi)   promptly furnish the Parent Parties (in the case of the Company) or the Company (in the case of the Parent Parties) with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to any approvals required to be obtained in connection with the transactions contemplated by this Agreement.

Section 9.02. Public Announcements; Confidentiality. (a) (i) The parties agree to consult with each other (and the Company agrees to cause the Equityholders and their Related Parties and the other Acquired Companies to consult with the Company and Parent) before issuing or making any press release, having any communication with the press (whether or not for attribution) or making any other public statement with respect to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby and (ii) the Company, the Equityholders’ Representative and each Equityholder shall not, and each shall cause its Related Parties not to, issue any such press release, have any such communication with the press or make any such other public statement without the prior consent of Parent; provided that (A) the restrictions set forth in this Section 9.02 shall not apply to any release or public statement required by Applicable Law or any applicable listing authority (in which case the parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure to the extent permitted by Applicable Law and reasonably practicable under the circumstances and (y) cooperate (at the Company’s or Parent’s expense, as applicable) in connection with such other party’s efforts to obtain a protective order) or, with respect to Parent, in connection with other ordinary course bona fide public reporting and disclosure obligations and (B) a party may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was previously publicly disclosed or agreed upon in accordance with the foregoing requirements.

(b)   The terms of the Confidentiality Agreement shall continue in full force and effect up to the Second Merger Effective Time in accordance with its terms (and any information shared under Section 6.02 shall be subject to the Confidentiality Agreement) and such terms are incorporated by reference herein, mutatis mutandis. Except as required by Applicable Law or any listing agreement with any national securities exchange, each party hereto shall maintain the confidentiality of the terms of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, each of the Parent Parties understands, acknowledges and agrees that (i) the Confidential Provisions constitute commercially sensitive information relating to the Acquired Companies, (ii) the success of the Acquired Companies depends on the continued preservation of the confidentiality of the Confidential Provisions, (iii) preservation of the confidentiality of the Confidential Provisions is an essential premise of the transactions contemplated by this Agreement, and (iv) the

Confidential Provisions may only be disclosed as and to the extent required by Applicable Law, so long as the applicable disclosing party (x) provides prior written notice thereof to the Equityholders’ Representative and (y) uses commercially reasonable efforts to seek a protective order causing such information to be kept confidential. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and this Section 9.02(b) shall continue in full force and effect.

(c)   The Equityholders’ Representative acknowledges, on behalf of itself, its Affiliates and the Equityholders and their Related Parties, that the success of the Acquired Companies after the Second Merger Effective Time depends upon the continued preservation of the confidentiality of non-public information regarding the business, operations and affairs of the Acquired Companies (including trade secrets, and which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by the Equityholders’ Representative, the Equityholders and their respective Related Parties and that the preservation of the confidentiality of such information by the Acquired Companies (before the Second Merger Effective Time), the Equityholders, the Equityholders’ Representative and their respective Affiliates is an essential premise of the transactions contemplated by this Agreement. The Equityholders’ Representative, the Equityholders and their respective Related Parties shall hold, and shall cause their respective Representatives and respective Related Parties to hold, in confidence and not disclose to any other Person or use (other than (i) to the Advisory Group, in its capacity as such, and (ii) for the purposes of enforcing the rights of the Equityholders’ Representative or the Equityholders under this Agreement and the agreements ancillary hereto), any Confidential Information. Notwithstanding the foregoing, any such Person may disclose Confidential Information as and to the extent required by Applicable Law, so long as the disclosing party (x) provides prior written notice thereof to the party whose information will be disclosed and (y) uses commercially reasonable efforts to seek a protective order causing such information so disclosed to be kept confidential. The Equityholders’ Representative, the Equityholders and their respective Related Parties shall not make any negative or disparaging statements or communications regarding the Acquired Companies or any of their respective Affiliates to any customer, vendor or other business relationship of any Acquired Company.

Section 9.03. Third-Party Notices and Consents. Promptly following the Original Agreement Date, the Company shall and shall cause the other Acquired Companies to cooperate with Parent in determining whether any actions are required to be taken or any consents, approvals or waivers are required to be obtained from third parties (including under any Contracts) in connection with the consummation of the transactions contemplated by this Agreement. Upon Parent’s request, the Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts (including by cooperating with Parent and its Affiliates and Representatives) in connection with the giving of notices of the transactions contemplated by this Agreement to any third parties, including pursuant to any Contracts to which any of the Acquired Companies is a party. Prior to the Second Merger Effective Time, the Company shall use its commercially reasonable efforts (and the Company shall cause the other Acquired Companies to use their respective commercially reasonable efforts) to obtain any third-party consents, waivers or novations (including under any Contracts); provided that in connection with obtaining any such third-party consent, waiver or novation (other than any third-party consent, waiver or novation contemplated by Section 9.01), none of the Parent Parties or any Acquired Company will be required to (and, without the written consent of Parent, no Acquired Company shall) make or agree to make more than a de minimis payment (the amount of which shall constitute a Transaction Expense), grant any accommodations or accept any amendment, conditions or obligations, including amendments to existing conditions and obligations.

Section 9.04. Notices of Certain Events. Each party hereto shall promptly notify the other party in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 10.01 not to be satisfied, including, for the avoidance of doubt, any imposition by a Governmental Authority of conditions or additional amounts of regulatory capital that would result in the Company Trust Subsidiaries’ Regulatory Capital being above $15 million in the aggregate. The Company shall promptly notify Parent in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 10.02 not to be satisfied. Each of the Parent Parties shall promptly notify the Company in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 10.03 not to be satisfied. The Company or the Parent Parties, as applicable, shall promptly notify the other of (i) any notice or other communication from any Person asserting that such Person’s consent is or may be required, or that such Person is entitled to compensation or consideration from any of the Parent Parties, any Acquired Company or any of their respective Affiliates, in connection with the transactions contemplated by this Agreement or the other Transaction Documents, (ii) any notice, letter or other communication received from a Governmental Authority, (iii) any representation or warranty of the Company or the Parent Parties made in this Agreement or any other Transaction Document becoming untrue or inaccurate in any material respect, (iv) the failure of any Acquired Company or any of the Parent Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement or any other Transaction Document and (v) any other event which constitutes a Material Adverse Effect with respect to either the Company or the Parent Parties. The delivery of any notice pursuant to this Section 9.04 shall in no way limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided that the delay or failure of a party to deliver any such notice shall not, in and of itself, be deemed to result in a failure to be satisfied of any condition to Closing set forth in Section 10.01, Section 10.02 or Section 10.03.

Section 9.05. Books and Records. Upon reasonable advance written notice, Parent shall, and shall cause its Affiliates to, give the Equityholders’ Representative reasonable access, during normal business hours and without undue interruption of Parent’s or such Affiliate’s business, to all books and records of the Acquired Companies in the possession of Parent or its Affiliates for periods prior to the Second Merger Effective Time at reasonable times, and the Equityholders’ Representative shall have the right, at its own expense, to make copies of any such books and records, but, in each case, solely to the extent (w) reasonably required by an Equityholder in connection with any Tax audit or other action by a Governmental Authority with respect to such Equityholder’s ownership of Company Equity Interests prior to the Second Merger Effective Time, (x) reasonably requested by the Equityholders’ Representative in connection with its review of the Post-Closing Statement, (y) necessary to comply with Applicable Law or (z) related to the defense of a Third-Party Claim (other than Parent or its Affiliates). Notwithstanding anything herein to the contrary, no such access, disclosure or copying shall be permitted (i) for a purpose related to a dispute or potential dispute with Parent, the Surviving Company or any of their respective Affiliates (other than in connection with the Post-Closing Statement, if applicable), (ii) result in the loss of any attorney-client privilege of the Acquired Companies or (iii) violate any Applicable Law; provided that prior to withholding any access, disclosure or copying pursuant to the foregoing clauses (ii) and (iii), Parent shall notify the Equityholders’ Representative in writing of the nature of the information being reasonably withheld and take any actions as may reasonably be requested by the Equityholders’ Representative to implement alternate arrangements (including entering into confidentiality agreements or joint defense agreements and redacting parts of documents or preparing “clean” summaries of information) in order to allow the Equityholders’ Representative such access or information to the fullest extent reasonably practicable under the circumstances.

Section 9.06. Indemnification; D&O Insurance.

(a)   For a period of six years from and after the Second Merger Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless, to the fullest extent permitted under Applicable Law and the Acquired Companies’ respective Governing Documents in effect as of the Original Agreement Date, each present and former (determined as of the Second Merger Effective Time) officer, director or employee of the Acquired Companies, in each case, when acting in such capacity (each, a “D&O Indemnified Party”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Action, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Second Merger Effective Time and related to such D&O Indemnified Party having served as an officer, director or employee of the Acquired Companies, whether asserted or claimed prior to, at or after the Second Merger Effective Time, including in connection with (i) the transactions contemplated by this Agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any D&O Indemnified Party. The Surviving Company shall (and Parent shall cause the Surviving Company to) also advance reasonable documented out-of-pocket expenses in connection with any such Action described in the foregoing sentence as incurred to the fullest extent permitted to do so under applicable Law and the Acquired Companies’ Governing Documents in effect as of the Original Agreement Date; provided that any Person to whom expenses are advanced shall, at the time of and as a condition to such advancement, provide a written undertaking to promptly repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification in connection with such Action.

(b)   On or prior to the Condition Satisfaction Date, the Company shall purchase a prepaid directors’ and officers’ liability insurance policy or policies (i.e., “tail coverage”) (the “D&O Tail”), which policy or policies shall cover those persons who are currently covered by any Acquired Company’s directors’ and officers’ liability insurance policy or policies on terms with respect to coverage and amount that are no less favorable than those of such policy or policies for an aggregate period of not less than six years from the Closing Date (the “Tail Period”) with respect to claims arising from acts or omissions that occurred at or before the Second Merger Effective Time, including with respect to the transactions contemplated by this Agreement.

(c)   During the Tail Period, Parent shall (i) cause the Acquired Companies’ respective Governing Documents to contain provisions with respect to indemnification and exculpation from liability no less favorable to the D&O Indemnified Parties than those set forth in the Acquired Companies’ respective Governing Documents on the Original Agreement Date, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party except as may be expressly required by Applicable Law, and (ii) cause the Surviving Company, the Acquired Companies and any of their successors or assigns to honor all rights to indemnification and exculpation from liabilities pursuant to any indemnification agreements between the D&O Indemnified Parties and Acquired Companies as in effect on the Original Agreement Date.

(d)   If Parent, the Surviving Company or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, in each case, during the Tail Period, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 9.06.

(e)   The rights of the D&O Indemnified Parties under this Section 9.06 are in addition to any rights such D&O Indemnified Parties may have under the Governing Documents of the Acquired Companies, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or Contract that is or has been in existence with respect to the Acquired Companies for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 9.06 is not prior to or in substitution of any such claims under such policies).

(f)   The terms and provisions of this Section 9.06 are intended to be enforceable by any of the D&O Indemnified Parties and their respective heirs and Representatives, each of whom is an intended third-party beneficiary of this Section 9.06.

Section 9.07. Registration Statements.

(a)   Subject to Parent’s receipt of the Company 2020 Audited Financial Statements from the Company (to the extent required to be included in the applicable registration statement under the Securities Act and the rules and regulations promulgated thereunder, in Parent’s reasonable judgment after consultation with the Company and their respective legal advisors) and of Parent’s consolidated financial statements for the year ended December 31, 2020 audited in accordance with GAAP, as promptly as reasonably practicable after the Original Agreement Date, Parent shall prepare and file (which could include one or more confidential submissions thereof) with the SEC, the S-4 Registration Statement and, in its sole discretion, the S-1 Registration Statement. The Company shall use commercially reasonable efforts to cooperate, and cause its Subsidiaries and Representatives to reasonably cooperate, with Parent and its Representatives in the preparation of the S-4 Registration Statement and the S-1 Registration Statement. Parent shall use its commercially reasonable efforts to cause its Subsidiaries, Affiliates, directors, officers or the Equityholders to comply with the rules and regulations promulgated by the SEC, to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof, to cause the Parent Circular and prospectus included in the S-4 Registration Statement to be mailed to the shareholders of Parent and the Consent Solicitation Statement and prospectus included in the S-4 Registration Statement to be mailed to stockholders of the Company in each case, to the extent required and as promptly as reasonably practicable after the date of effectiveness within the time frames required by the SEC and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Domestication and the Mergers. The Company and its counsel shall be given a reasonable opportunity to review and comment on the S-4 Registration Statement, the S-1 Registration Statement (if applicable), and any amendment or supplement thereto, and on any responses to comments from the SEC to any of such materials, before such materials or responses are filed (or confidentially submitted) with the SEC, and Parent shall consider in good faith all comments of the Company and its counsel in connection therewith.

(b)   The Company shall use commercially reasonable efforts to promptly furnish to Parent and its Representatives all information concerning itself, its Subsidiaries, Affiliates, directors, officers and the Equityholders and such other matters, in each case, as is customarily included in registration statements on Form S-4 or Form S-1, as applicable, and serving a similar purpose, may be reasonably required under the Securities Act and the rules and regulations promulgated thereunder or the rules and regulations of any stock exchange in connection with and for inclusion in the S-4 Registration Statement or the S-1 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent or its Subsidiaries, as applicable, with the SEC or any stock exchange in connection with the transactions contemplated hereby (including any amendment or supplement to the S-4 Registration Statement or the S-1 Registration Statement). HoldCo will advise the Company, promptly (but no later than one Business Day) after HoldCo receives notice thereof, of the time when the S-4 Registration Statement has become effective, of the issuance of any stop order or the suspension of the qualification of the HoldCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any written comments or other written correspondence from the SEC in respect of the S-4 Registration Statement.

(c)   Without limiting the generality of Section 9.07(b), the Company shall as promptly as practicable furnish to Parent for inclusion, to the extent required under the Securities Act and the rules and regulations promulgated thereunder (in Parent’s reasonable judgment after consultation with the Company and their respective legal advisors), in the S-4 Registration Statement and the S-1 Registration Statement, (i) the Company 2020 Audited Financial Statements and prior to filing the S-4 Registration Statement or S-1 Registration Statement, as applicable, consents from the independent registered accounting firm to use such financial statements and reports and to be named as “experts” in such registration statements, (ii) the Company 2021 Audited Financial Statements and prior to any filing of an amended S-4 Registration Statement or S-1 Registration Statement that Parent has determined will include such Company 2021 Audited Financial Statements, as applicable, consents from the independent registered accounting firm to use such financial statements and reports and to be named as “experts” in such registration statements, (iii) no later than 30 days following the end of each quarterly period (other than the quarterly period ending December 31 of each year), unaudited consolidated financial statements of the Company and its Subsidiaries for each fiscal quarter ended subsequent to December 31, 2020, with a comparison against the corresponding period in the prior fiscal year, in each case reviewed by the Company’s auditors as provided in the procedures specified by the PCAOB in AU 722, to the extent financial statements of Parent for such fiscal quarter are required to be included in the S-4 Registration Statement or the S-1 Registration Statement in order for any such registration statement to be reviewed or declared effective by the SEC (the “Required Unaudited Financial Statements” and, together with the Company 2020 Audited Financial Statements and the Company 2021 Audited Financial Statements, the “Required Financial Statements”), and (iv) such other financial statements for other periods as contemplated by the rules of the SEC. The parties acknowledge and agree that the Required Financial Statements are required to be included in the S-4 Registration Statement and the S-1 Registration Statement under the Securities Act and the rules and regulations promulgated thereunder in order for any such registration statement to be declared effective by the SEC.

(d)   If, at any time prior to the Second Merger Effective Time, (i) any information relating to the Company or any of its Subsidiaries, Affiliates, directors, officers or the Equityholders is discovered by any of Parent or the Company and is required to be set forth in an amendment or supplement to the S-4 Registration Statement or the S-1 Registration Statement so that such S-4 Registration Statement or S-1 Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent Parent and its counsel deem it necessary or advisable, an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.07, be promptly filed by Parent with the SEC and, to the extent required by Applicable Law, disseminated to the Parent Shareholders or (ii) the Company’s auditors withdraw any audit opinion with respect to any financial statements contained in the Required Financial Statements, the Company shall promptly notify Parent and take all actions necessary or advisable in order to restate or otherwise modify such financials statements in order to enable the Company’s auditors to provide an audit opinion with respect thereto.

Section 9.08. Financing Cooperation. Prior to the Second Merger Effective Time, the Company shall use its commercially reasonable efforts to cooperate, and to cause its Subsidiaries to cooperate, with Parent (in each case at Parent’s expense) in connection with Parent obtaining any financing which Parent, in its sole discretion, elects to pursue to a pay amounts payable by it hereunder (collectively, the “Financing”) including (i) furnishing the Required Financial Statements (subject to their completion and availability) and any other financial data and information of the type required or customarily included in a registration statement on Form S-1 for non-reporting companies or by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of equity securities at such time, and of the type and form customarily included in offering documents for an offering of equity securities that is registered with the SEC, (ii) other documents and information regarding the Acquired Companies required or reasonably requested in connection with the delivery of any customary negative assurance opinion, (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the prospective purchasers and underwriters, representatives or other agents of Parent with respect to the Financing) and making available members of senior management and representatives, with appropriate seniority and expertise, of the Company, for presentations, roadshows, drafting sessions and due diligence sessions (including accounting due diligence sessions) in connection with the Financing, (iv) assisting with the preparation of any customary offering documents or memoranda, prospectuses and similar documents and to be used in connection with the Financing, (v) causing the Company’s auditors to deliver drafts of customary comfort letters, including as to customary negative assurances and change period, confirming that such auditors are prepared to issue any such comfort letter reasonably requested in connection with the Financing, and obtaining consents of the Company’s auditors for use of their reports in any materials relating to the Financing and to be named as experts in connection with any filings made by Parent pursuant to the Securities Act or the Exchange Act where any of the Required Financial Statements are included or incorporated by reference, and (vi) executing and delivering (or using commercially reasonable efforts to obtain from its advisors), customary certificates, legal opinions or other documents and instruments relating to other matters ancillary to the Financing as may be reasonably requested by the Parent in connection with the Financing; provided, that nothing herein shall require such cooperation to the extent it would materially and unreasonably interfere with the business or operations of the Acquired Companies. None of the Acquired Companies shall be required to take any action that would subject them to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs that will be reimbursed by Parent within 30 days of invoice therefor, provided such expense reimbursement invoices are supported by reasonable documentation of the expenses set forth therein) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Closing. For the avoidance of doubt, none of the costs or expenses incurred by the Company in connection with its cooperation under this Section 9.08 shall be considered Transaction Expenses, and any such amounts incurred and invoiced to Parent but not yet paid (the “Unreimbursed Company Financing Assistance Costs”) shall be deemed to be Cash of the Acquired Companies. The Company hereby consents to the reasonable use of the Acquired Companies’ logos in connection with the Financing, provided that (A) the Company is given a reasonable opportunity to review any such materials using or incorporating the Acquired Companies’ name and logos prior to any distribution thereof, and (B) such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose, including, without limitation, (x) the Company’s trademark usage guidelines, and (y) such materials making clear that, unless and until the Second Merger Effective Time, none of the Acquired Companies are Subsidiaries or Affiliates of Parent.

Section 9.09. Required Parent Stockholder Approval.

(a)   Parent shall take, in accordance with Applicable Law and its Governing Documents, all action necessary to call, hold, and convene an extraordinary general meeting of Parent Shareholders (including any permitted adjournment or postponement thereof, the “Parent Extraordinary General Meeting”) to be held as soon as reasonably practicable after the S-4 Registration Statement is declared effective under the Securities Act and the Parent Circular is mailed in accordance with Canadian Securities Laws, provided that the Company has complied with its obligations pursuant to Section 9.09(d), to consider and vote upon the Parent Restructuring Resolution and for any other proper purpose as may be set out in the Parent Circular.

(b)   Parent shall (i) prepare the Parent Circular, together with any other documents required by Canadian Securities Laws and the laws of the Cayman Islands in connection with the Parent Extraordinary General Meeting in compliance with applicable Canadian Securities Laws and the laws of the Cayman Islands and (ii) cause the Parent Circular and such other documents to be filed and sent to Parent Shareholders in accordance with Canadian Securities Laws and the laws of the Cayman Islands.

(c)   Parent shall ensure that the Parent Circular complies in all material respects with Canadian Securities Laws and the laws of the Cayman Islands, does not contain any misrepresentation (except that Parent shall not be responsible to the Company for any information relating to the Company that was provided by the Company in writing for inclusion in the Parent Circular pursuant to Section 9.09(d)) and provides Parent Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Parent Extraordinary General Meeting. Without limiting the generality of the foregoing, the Parent Circular must include a statement that, based on the recommendation of the Special Committee, the board of directors of Parent has determined that the Parent Restructuring is in the best interests of Parent and fair to Parent Shareholders and recommends that Parent Shareholders (excluding any Person excluded for the purpose of such vote pursuant to the principles of MI 61-101 and/or the rules and policies of the TSX) vote in favor of the Parent Restructuring Resolution.

(d)   The Company shall use commercially reasonable efforts to promptly furnish to Parent and its Representatives all information concerning itself, its Subsidiaries, Affiliates, directors, officers and the Equityholders and such other matters, in each case, as may be required by Canadian Securities Laws to be included by Parent in the Parent Circular or other related documents and shall ensure that such information does not contain any misrepresentation. The Company shall use commercially reasonable efforts to cooperate, and cause its Subsidiaries and Representatives to reasonably cooperate, with Parent and its Representatives in the preparation of the Parent Circular. Parent shall give the Company and its legal counsel a reasonable opportunity to review and comment on drafts of the Parent Circular and other related documents and shall give reasonable consideration to any comments made by the Company and its counsel, and agrees that all information relating solely to the Company included in the Parent Circular must be in form and content satisfactory to the Company, acting reasonably.

(e)   Each party hereto shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by or on its behalf for inclusion or incorporation by reference in the Parent Circular contains a misrepresentation or otherwise requires an amendment or supplement, and each party hereto shall promptly notify the other parties hereto if it becomes aware that the Parent Circular contains a misrepresentation or otherwise requires an amendment or supplement. The parties hereto shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Parent shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Parent Shareholders, if required by Canadian Securities Laws, and file the same as required.

Section 9.10. Post-Domestication Certificate of Incorporation. As promptly as practicable after the Original Agreement Date (and, in any event, no later than five days prior to date on which the S-4 Registration Statement is expected to be filed with the SEC), the parties shall amend Exhibit B hereto to include the Post-Domestication Certificate of Incorporation in a form prepared by Parent and reasonably acceptable to the Company (such acceptance not to be unreasonably withheld, conditioned or delayed).

Section 9.11. Additional Covenants.

(a)   The Parent Parties will (i) use their respective commercially reasonable efforts to obtain and enter into the Specified Policy on or before the 90th day after the Original Agreement Date, and (ii) take such other actions as may reasonably be required to cause such Specified Policy to be bound and effective as immediately following the Second Merger Effective Time. Subject to the terms and conditions of this Agreement, the Company shall, and shall cause each of the other Acquired Companies and their respective Representatives to, use commercially reasonable efforts to cooperate with the Parent Parties with respect to obtaining the Specified Policy (including by providing any information in the possession of the Acquired Companies and their Representatives reasonably requested by the Parent Parties or their Representatives in connection therewith).

(b)   Prior to the Condition Satisfaction Date, the Company shall, and shall cause the other Acquired Companies to, (i) pay, settle, discharge or otherwise restructure in a manner satisfactory to Parent all intercompany loans and notes constituting indebtedness for borrowed money (excluding payables related to intercompany trade receivables and payment of expenses that are not treated as indebtedness under the Accounting Policies) owed to BitGo Inc. by one of its Affiliates (“Intercompany Loans”) such that BitGo Inc. does not have any assets that are Intercompany Loans as of the Condition Satisfaction Date and (ii) deliver to Parent written evidence reasonably satisfactory to Parent that such actions have been taken.

(c)   As promptly as reasonably practicable after the Original Agreement Date, the Company shall, and shall cause each of the other Acquired Companies to, use commercially reasonable efforts to take the actions set forth on Section 9.11(c) of the Company Disclosure Schedule, and confirm to Parent when each such action has been taken and reasonably cooperate with Parent in connection therewith.

(d)   As promptly as reasonably practicable after the Original Agreement Date, the Company shall deliver to Parent the form of Written Consent and shall (i) incorporate all of Parent’s reasonable comments with respect thereto prior to sending to such form of Written Consent to the Company Stockholders and (ii) not send such form of Written Consent to any Company Stockholder prior to the S-4 Registration Statement being declared effective by the SEC.

(e)   Without limiting any of the Company’s obligations hereunder, prior to the Closing, upon the reasonable request of any of the Parent Parties, the Company shall, and shall direct its applicable Representatives to, reasonably cooperate with the Parent Parties and their respective Representatives in connection with actions taken by the Parent Parties to cause the HoldCo Class A Common Stock to be listed on Nasdaq or another U.S. national securities exchange.

Section 9.12. Certain Post-Closing Payments. On the date that is three months after the Closing Date, OpCo shall pay or cause to be paid an amount in cash, without interest, equal to $20,000,000 (the “Bonus Pool Amount”) to certain Company Employees pursuant to an allocation of such aggregate amount and the recipients thereof proposed by the Company to the Parent Parties no later than five Business Days prior to the Closing and acceptable to Parent (such acceptance, other than with respect to any allocation of payments to the individual set forth on Section 10.02(i) of the Company Disclosure Schedule, not to be unreasonably withheld, delayed or conditioned). The Bonus Pool Amount shall be treated as compensation for U.S. federal income tax purposes and shall be paid net of any applicable withholding.

Section 9.13. Equity Retention Plan. The Parent Parties shall use best efforts to cause HoldCo to adopt, and shall in good faith cooperate with the Company prior to the Closing with respect to HoldCo’s adoption, as promptly as practicable following the Closing, of a retention or equity incentive plan or program pursuant to which HoldCo shall grant and issue equity or equity-linked awards with respect to (i) 18,600,000 shares of HoldCo Class A Common Stock minus (ii) the number of shares of HoldCo Class A Common Stock underlying all Ungranted Options granted in connection with the Closing (i.e., that have not been terminated or waived prior to the Closing) (the “Post-Closing Retention Grants”) to certain Company Employees pursuant to an allocation of such aggregate number of shares and the recipients thereof proposed by the Company to the Parent Parties no later than fifteen (15) Business Days prior to the Closing and (i) with respect to any grants to the individual set forth on Section 10.02(i) of the Company Disclosure Schedule, reasonably acceptable to Parent and (ii) with respect to any other Company Employees, reasonably acceptable to Parent. The Company and the Parent Parties shall cooperate and negotiate in good faith to determine the specific terms of the Post-Closing Equity Grants and documents or instruments evidencing the Post-Closing Equity Grants and to cause such grants to be issued to the recipients thereof as promptly as practicable.

Article 10
Conditions to Closing

Section 10.01. Conditions to Obligations of the Parent Parties and the Company. The obligations of each of the Parent Parties and the Company to consummate the Closing are subject to the satisfaction of the following conditions (or, to the extent permitted by Applicable Law, waiver by each of (i) HoldCo, on behalf of itself and the other Parent Parties, and (ii) the Company) as of the Condition Satisfaction Date:

(a)   Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated without the imposition of a Burdensome Condition that Parent (in its sole good faith discretion) declines to accept.

(b)   Any required approval under any applicable antitrust law (other than the HSR Act), shall have been obtained or, if applicable, any waiting period thereunder shall have expired or been terminated without the imposition of a Burdensome Condition that Parent (in its sole good faith discretion) declines to accept.

(c)   No provision of any Applicable Law or Order shall prohibit, enjoin, restrain or make illegal the consummation of the transactions contemplated hereby or by the other Transaction Documents or impose a Burdensome Condition that Parent (in its sole good faith discretion) declines to accept (a “Legal Restraint”).

(d)   The consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth in Section 10.01(d) of the Company Disclosure Schedule shall have been received, made, filed or given, as applicable, except with respect to waivers, approvals, authorizations, permits, filings, notifications and/or actions set forth on Section 10.01(d) of the Company Disclosure Schedule to be obtained by the Acquired Entities that would not reasonably be expected to have a Material Adverse Effect on the Parent Parties and their Subsidiaries

(including, after the Closing, the Acquired Entities), taken as a whole and with respect to which Parent otherwise determines in its sole discretion that any such consent, waiver, approval, authorization, permit, filing, notification and/or action is not required to effect the Closing.

(e)   Any approval of TSX required with respect to any of the transactions contemplated hereby shall have been validly obtained, subject only to standard and customary conditions.

(f)   The Required Company Stockholder Approval shall have been validly obtained under Delaware Law, the CCC and the Company’s Governing Documents.

(g)   The Required Parent Stockholder Approval shall have been validly obtained under Applicable Law and Parent’s Governing Documents.

(h)   The S-4 Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement and no Action by the SEC seeking such stop order shall have been threatened in writing or initiated and not withdrawn.

(i)   The Domestication shall be consummated at the Domestication Effective Time.

Section 10.02. Conditions to Obligation of the Parent Parties. The obligations of each of the Parent Parties to consummate the Closing is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by HoldCo, on behalf of itself and the other Parent Parties) of the following further conditions as of the Condition Satisfaction Date:

(a)   Each of the Company and the Equityholders’ Representative shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it prior to the Domestication.

(b)   (i) The representations and warranties of the Company contained in Section 4.05(a) (excluding clauses (x) and (y) of clause (iii) of the first sentence of such section), Section 4.05(b), Section 4.05(c) and clause (ii) of Section 4.07(a) shall be true and correct in all respects (other than, in the case of Section 4.05, due to changes resulting solely from the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding as of the Original Agreement Date, in accordance with their terms as of the Original Agreement Date, the expiration or termination of Company Stock Options outstanding as of the Second Merger Effective Time, any repurchases of Company Common Stock under and in accordance with the Company’s Governing Documents, any transfers of shares of Company Stock occurring after the Original Agreement Date, or any other related action consented to in writing by Parent); (ii) the other Company Fundamental Representations shall be true and correct in all material respects; and (iii) the other representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall be true and correct, in the case of this clause (iii), with only such exceptions as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, in the case of each of clauses (i), (ii) and (iii), as of the Condition Satisfaction Date as if made at and as of such date (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time); provided that, for purposes of clauses (ii) and (iii) of this Section 10.02(b), all materiality, Company Material Adverse Effect and similar qualifications contained in such representations and warranties shall be disregarded.

(c)   From the Original Agreement Date until the Condition Satisfaction Date, there shall not have occurred a Company Material Adverse Effect.

(d)   Parent and the Merger Subs shall have received a certificate duly executed by an executive officer of the Company certifying as to the satisfaction of the conditions set forth in Section 10.02(a), Section 10.02(b) and Section 10.02(c).

(e)   Parent shall have received from the Company (i) an affidavit, under penalties of perjury, stating that the Company is not a United States real property holding corporation and satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date and (ii) a notice to the IRS, signed by the Company, that satisfies the requirements of Treasury Regulations Section 1.897-2(h)(2).

(f)   The Company and the Equityholders’ Representative, as applicable, shall have duly executed and delivered to Parent counterparts to the Exchange Agent Agreement.

(g)   The Company shall have delivered to Parent a good standing certificate of the Company and each of its Subsidiaries that is incorporated or formed in the United States, dated no more than five Business Days prior to the Condition Satisfaction Date.

(h)   The Company shall have delivered to Parent all other documents reasonably requested by Parent relating to the existence of the Company and the authority of the Company to execute and deliver, and perform its obligations under, this Agreement, in form and substance reasonably satisfactory to Parent.

(i)   The Key Service Provider Agreement or, if one has been entered into, A&R Key Service Provider Agreement, applicable to the individual set forth on Section 10.02(i) of the Company Disclosure Schedule shall be in full force and effect and, in each case, shall not have been amended without Parent’s prior written consent.

(j)   (i) the individual set forth on Section 10.02(i) of the Company Disclosure Schedule shall, as of immediately prior to the Second Merger Effective Time, (x) be an active, full-time employee of the Acquired Companies as of such time, (y) be ready, willing and able to continue such individual’s employment with the Acquired Companies immediately following the Second Merger Effective Time on the terms set forth in such individual’s Key Service Provider Agreement or, if one has been entered into, A&R Key Service Provider Agreement, and (z) to the Knowledge of the Company, not have at any time prior to the Closing indicated an intent to terminate or materially alter such employment following the Second Merger Effective Time, and

(ii) there shall not have occurred prior to the Closing any event that constitutes “Cause” under the Key Service Provider Agreement or, if one has been entered into, A&R Key Service Provider Agreement, applicable to the individual set forth on Section 10.02(i) of the Company Disclosure Schedule.

(k)   Each Acquired Company has sufficient Regulatory Capital and is in compliance with all applicable Regulatory Capital requirements, and no event, change, circumstance, effect, occurrence, condition, state of facts or development has occurred that, individually or in the aggregate, would cause any Acquired Company to not be in such compliance at or immediately following the Closing.

(l)   The Specified Policy shall have been issued and shall be effective as of immediately following the Second Merger Effective Time.

Section 10.03. Conditions to Obligation of the Company. The obligation of the Company to consummate the Closing is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions as of the Condition Satisfaction Date:

(a)   Each of the Parent Parties shall have performed in all material respects all of its respective covenants and obligations hereunder required to be performed by it at or prior to the Domestication.

(b)   (i) The Parent Fundamental Representations shall be true and correct in all material respects and (ii) the representations and warranties of Parent and the Merger Subs contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall be true and correct with only such exceptions as would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect, in the case of each of clauses (i) and (ii), as of the Condition Satisfaction Date as if made at and as of such date (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time); provided that, for purposes of this Section 10.03(b) all materiality, Parent Material Adverse Effect and similar qualifications contained in such representations and warranties shall be disregarded.

(c)   From the Original Agreement Date until the Condition Satisfaction Date, there shall not have occurred a Parent Material Adverse Effect.

(d)   The Company shall have received a certificate signed by an officer of Parent certifying as to Parent’s and the Merger Subs’ satisfaction of the conditions set forth in Section 10.03(a), Section 10.03(b) and Section 10.03(c).

(e)   Parent shall have duly executed and delivered to the Company and the Equityholders’ Representative and the Exchange Agent counterparts to the Exchange Agent Agreement, as applicable.

(f)   Parent shall have delivered to the Company all other documents reasonably requested by the Company relating to the existence of Parent Parties and the authority of the Parent Parties to execute and deliver, and perform its obligations under, this Agreement, in form and substance reasonably satisfactory to the Company.

(g)   The shares of HoldCo Class A Common Stock to be issued in the Second Merger shall have been authorized for listing on Nasdaq or another U.S. national securities exchange, subject to official notice of issuance and the consummation of the Second Merger.

Article 11
Survival; Indemnification

Section 11.01. Survival. The representations and warranties of the parties hereto contained in this Agreement (including the Fundamental Representations contained in Section 4.12(c) and Section 4.19(e)) shall survive the Closing until the date that is 18 months after the Closing Date (the “Expiration Date”); provided that (i) the representations and warranties of the Company contained in Section 4.10 shall survive the Closing until 60 days after the expiration of the applicable statute of limitations with respect to the matters addressed in Section 4.10 and (ii) the Fundamental Representations (other than the Fundamental Representations contained in Section 4.12(c) and Section 4.19(e)) shall survive the Closing until 60 days after the expiration of the applicable statute of limitations (in each case, giving effect to any waiver or extension of any statutes of limitations). The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for such shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive the Closing until 60 days after the expiration of the applicable statute of limitations (in each case, giving effect to any waiver or extension of any statutes of limitations). Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences (A) if requisite written notice pursuant to Article 11 of the breach thereof giving rise to such right of indemnity shall have been given to Parent (if the indemnity is sought against Parent or the Merger Subs) or the Equityholders’ Representative (if the indemnity is sought against the Equityholders), as applicable, prior to such time and shall thereafter terminate upon final nonappealable resolution or adjudication of such indemnification claim under this Article 11, or (B) in the case of Fraud. For the avoidance of doubt, at any time the Equityholders’ Representative is serving in such capacity, in the event notice is delivered to the Equityholders’ Representative, such notice will be deemed delivered to each Equityholder.

Section 11.02. Indemnification. (a) Subject to the limitations set forth in this Article 11, effective at and after the Second Merger Effective Time, each Equityholder, severally and not jointly, based on each Equityholder’s Pro Rata Indemnity Share, hereby indemnifies Parent, the Merger Subs, each Acquired Company (including, for clarity, the Surviving Company) and each of their respective officers, directors, employees, Affiliates and agents and each of their respective successors and permitted assigns (collectively, the “Parent Indemnified Parties”) against and agrees to hold each of them harmless from any and all damage, loss, Liability, fines, penalties, claims, forfeitures, Actions, fees, costs and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Action, whether involving a Third-Party Claim or a claim solely between the parties hereto, to enforce the provisions hereof, but excluding punitive damages of any kind; provided that punitive damages shall be included to the extent such damages are actually payable by an Indemnified Party to a third party pursuant to a Third-Party Claim) (“Damages”), incurred or suffered by the Surviving Company or any other Parent Indemnified Party (regardless of whether such Damages arise as a result of the negligence, strict liability, or other liability under any theory of law or equity of any Person) arising out of or resulting from:

(i)   any inaccuracy in or breach (whether as of the Original Agreement Date, as of the Condition Satisfaction Date or as of the Second Merger Effective Time) of any representation or warranty made by the Equityholders’ Representative or the Company in this Agreement;

(ii)   any breach of any covenant or agreement made or to be performed by any Acquired Company (at or prior to the Second Merger Effective Time), or the Equityholders’ Representative pursuant to this Agreement;

(iii)   any Unpaid Transaction Expenses (to the extent not included in Final Unpaid Transaction Expenses) or any Closing Indebtedness (to the extent not included in Final Closing Indebtedness);

(iv)   any Covered Taxes (to the extent not included in Final Closing Indebtedness, Final Unpaid Transaction Expenses, Final Closing Working Capital or Final Incremental Crypto Income Tax Liability Amount, and excluding any Taxes of the Acquired Companies resulting from the conversion of any Acquired Company into a disregarded entity prior to the Closing Date in accordance with the provisions of Section 7.09(b));

(v)   any inaccuracy in, or claims from any Equityholder related to or arising out of, the Allocation Schedule (including any update thereto) or any Equityholder Distribution, including to the extent any Equityholder is entitled to receive any amounts (in its capacity as an Equityholder) in excess of the amounts (as applicable) indicated on the Allocation Schedule and the determination by the Acquired Companies (prior to the Second Merger Effective Time) or by the Equityholders’ Representative (after the Second Merger Effective Time) of each Equityholder’s entitlement to any payments under the Transaction Documents;

(vi)   any demand for appraisal or assertion of dissenter’s rights by any holder of Company Stock in connection with the Second Merger, but only to the extent the amount owed following such exercise of appraisal rights or dissenter’s rights and the adjudication thereof exceeds the amount of Merger Consideration in respect of such shares of Company Stock that such stockholder would have received hereunder had such stockholder not exercised appraisal rights or dissenter’s rights; provided that, notwithstanding the foregoing and for the avoidance of doubt, any costs, expenses or other Damages incurred by the Parent Indemnified Parties in connection with the evaluation, defense or settlement of any demand for appraisal or assertion of dissenter’s rights shall be eligible claims for indemnification by the Parent Indemnified Parties under this Section 11.02(a)(vi);

(vii)   any Action by or on behalf of any current or former Equityholder or other owner of any ownership interest in any Acquired Company (or any of their respective Affiliates, successors or assigns), in connection with (A) the Transaction Documents, the Second Merger or the other transactions contemplated hereby or thereby (other as a result of any action of Parent or any of its Affiliates or Representatives (including, following Closing, the Surviving Company or any of the other Acquired Companies)), (B) any alleged breach of any fiduciary or other duty by any officer, manager, director, Equityholder or other owner of ownership interests of any Acquired Company prior to the Second Merger Effective Time, (C) any other claim relating to the Charter and the other Governing Documents of the Acquired Companies in effect prior to the Second Merger Effective Time, (D) any actions or omissions by the Equityholders’ Representative in connection with the Transaction Documents or the transactions contemplated thereby or (E) any actions or omissions by the Exchange Agent when it is acting at the direction of the Company or the Equityholders’ Representative;

(viii)   the Company 2020 Audited Financial Statements not being substantially consistent with the 2020 Unaudited Financial Statements; or

(ix)   Fraud.

(b)   Subject to the limitations set forth in this Article 11, effective at and after the Second Merger Effective Time, OpCo hereby indemnifies the Equityholders and each of their respective officers, directors, employees, Affiliates (other than the Acquired Companies) and agents and each of their respective successors and permitted assigns (collectively, the “Equityholder Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages, incurred or suffered by such Equityholder Indemnified Party (regardless of whether such Damages arise as a result of the negligence, strict liability, or other liability under any theory of law or equity of any Person) arising out of or resulting from: (i) any inaccuracy in or breach (whether as of the Original Agreement Date, as of the Condition Satisfaction Date or as of the Second Merger Effective Time) of any representation or warranty made by any of the Parent Parties in this Agreement; and (ii) any breach of any covenant or agreement made or to be performed by any Acquired Company (after the Second Merger Effective Time) or any of the Parent Parties pursuant to this Agreement.

(c)   Notwithstanding anything to the contrary contained herein, the Parent Indemnified Parties shall be entitled to reduce the Holdback Indemnity Initial Amount, the Holdback Deferred Initial Amount and the Holdback Deferred Release Amount for any Damages that are indemnifiable pursuant to Section 11.02(a) without regard to the several nature of each Equityholder’s Liability thereunder. With respect to Damages indemnifiable under Section 11.02(a), the Parent Indemnified Parties shall seek payment for such Damages first, by reducing the Holdback Indemnity Initial Amount until the Holdback Indemnity Initial Amount has been exhausted (i.e., the Holdback Indemnity Initial Amount has been reduced to $0), then by reducing the Holdback Deferred Release Amount until the Holdback Deferred Release Amount has been exhausted (i.e., the Holdback Deferred Release Amount has been reduced to $0), and finally by seeking payment for such Damages directly from the Equityholders.

Section 11.03. Limitations. (a) With respect to indemnification by the Equityholders under Section 11.02(a)(i) (except in respect of breaches of any Fundamental Representation or claims of Fraud), the Parent Indemnified Parties shall not be entitled to indemnification pursuant to Section 11.02(a)(i) (i) for any individual claim unless the Damages with respect to such claim, together with all substantially similar or related claims, exceeds $35,000 (such amount, the “De Minimis Amount”) (after which, the full amount of Damages related to such claim(s) shall be recoverable, subject to the Basket) and (ii) unless the aggregate amount of all Damages indemnifiable under Section 11.02(a)(i) exceeds $6,026,580 (such amount, the “Basket”) (provided that once the aggregate amount of all Damages indemnifiable under Section 11.02(a)(i) exceeds the Basket, the Parent Indemnified Parties shall be entitled to recover all such Damages from the first dollar). Subject to the proviso set forth in the last sentence of this Section, no Equityholder shall be liable for more than such Equityholder’s Pro Rata Indemnity Share of any Damages indemnifiable to the Parent Indemnified Parties hereunder. Except in respect of breaches of any Fundamental Representation or claims of Fraud, the maximum aggregate liability of the Equityholders to the Parent Indemnified Parties pursuant to Section 11.02(a)(i) shall not exceed the Holdback Indemnity Initial Amount. In respect of indemnification claims relating to breaches of any Fundamental Representations or indemnification claims pursuant to Section 11.02(a)(ii)-(vii), the maximum aggregate liability of the Equityholders to the Parent Indemnified Parties for any Damages resulting therefrom shall not exceed total Merger Consideration actually paid or payable to the Equityholders hereunder, less any amounts previously paid to (or retained by) the Parent Indemnified Parties pursuant to Section 11.02(a) in respect of indemnifiable Damages. In the event of any indemnification claim pursuant to Section 11.02(a)(viii), the maximum aggregate liability of the Equityholders to the Parent Indemnified Parties shall not exceed the sum of the Holdback Indemnity Initial Amount, plus the Holdback Deferred Release Amount, plus $92,500,000. In the event of any indemnification claim pursuant to Section 11.02(a)(ix) involving allegations of Fraud by the Company or the Equityholders’ Representative, no Equityholder shall be liable to the Parent Indemnified Parties for any Damages resulting therefrom in excess of the amount of Merger Consideration actually paid or payable to such Equityholder (less any amounts previously paid to (or retained by) the Parent Indemnified Parties pursuant to Section 11.02(a) in respect of indemnifiable Damages that are attributable to such Equityholder); provided, that if a court of competent jurisdiction determines that any such Equityholder committed or knowingly aided, abetted or facilitated such Fraud, then such Equityholder shall be fully liable, on a joint and several basis, for any and all Damages resulting therefrom (without regard to any of the limitations set forth above in this Section 11.03), and no Equityholder shall raise as a defense or otherwise assert that it is not so liable on a theory that such alleged Fraud was committed by the Company (rather than such Equityholder).

(b)   With respect to indemnification by Parent under Section 11.02(b)(i) (except in respect of breaches of any Fundamental Representation or claims of Fraud), the Equityholder Indemnified Parties shall not be entitled to indemnification pursuant to Section 11.02(b)(i) (i) for any individual claim unless the Damages with respect to such claim, together with all substantially similar or related claims, exceeds the De Minimis Amount (after which, the full amount of Damages related to such claim(s) shall be recoverable, subject to the Basket) and (ii) unless the aggregate amount of all Damages indemnifiable under Section 11.02(b)(i) exceeds the Basket (provided that once the aggregate amount of all Damages indemnifiable under Section 11.02(b)(i) exceeds the Basket, the Equityholder Indemnified Parties shall be entitled to recover all such Damages from the first dollar). Except in respect of breaches of any Fundamental Representation or claims of Fraud, the maximum aggregate liability of Parent to the Equityholder Indemnified Parties pursuant to Section 11.02(b)(i) shall not exceed the initial Holdback Indemnity Initial Amount. In respect of indemnification claims relating to breaches of any Fundamental Representation or indemnification claims pursuant to Section 11.02(b)(ii), Parent shall not be liable to the Equityholder Indemnified Parties for any Damages resulting therefrom in excess of the aggregate value of the Merger Consideration actually paid by Parent pursuant to this Agreement.

(c)   For purposes of determining the amount of any Damages related to a breach of any representation or warranty contained in this Agreement and for purposes of determining whether there has been a breach of such representation or warranty, the representations and warranties contained in this Agreement shall be considered without regard to any “material,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or similar qualifications contained therein, except with respect to the representations and warranties contained in Section 4.07(a).

(d)   Notwithstanding any other provision of this Agreement to the contrary, no Parent Indemnified Party, nor any of its Affiliates, shall have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes (i) are attributable to any Tax period other than a Pre-Closing Tax Period (other than any such Taxes (x) described in clauses (ii), (iii), (vi) or (viii) of the definition of “Covered Taxes” or (y) attributable to a breach of the representations and warranties set forth in Section 4.10(b)(vii), (g), (h) and (k)), (ii) are due to the unavailability in any Post-Closing Tax Period of any net operating losses, credits, or other Tax attributes from a Pre-Closing Tax Period, (iii) result from any transactions or actions taken by, or omissions by, the Parent Indemnified Party or any of its Affiliates (including without limitation the Companies) outside the ordinary course of business on the Closing Date after the Closing that are not specifically contemplated by this Agreement, or (iv) were already taken into account in the calculation of Final Closing Indebtedness, Final Unpaid Transaction

Expenses, Final Closing Working Capital or Final Incremental Crypto Income Tax Liability Amount, in each case as finally determined.

Section 11.04. Third-Party Claim Procedures. (a) The party seeking indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action in respect of which indemnity may be sought under Section 11.02 (“Claim”). Such notice shall set forth in reasonable detail such Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party) and, to the extent reasonably ascertainable, the amount of Damages claimed thereby. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually, materially and adversely prejudiced the Indemnifying Party.

(b)   The Indemnifying Party (or the Equityholders’ Representative), in the case of an indemnification claim pursuant to Section 11.02(a) and the Parent Parties, in the case of an indemnification claim pursuant to Section 11.02(b), shall be entitled to participate in the defense of any Claim asserted by any third party (“Third-Party Claim”) and, subject to the limitations set forth in this Section 11.04, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

(c)   If the Indemnifying Party desires to assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 11.04, the Indemnifying Party shall give written notice of its intent to assume control of the defense to the Indemnified Party within 20 days after the Indemnified Party has given written notice to the Indemnifying Party of the Third-Party Claim. If such notice is timely given, the Indemnifying Party shall be entitled to control and appoint lead counsel for such defense so long as (i) the Third-Party Claim involves only a claim for monetary damages and not any claim for an order, injunction or other equitable relief or relief for other than monetary damages against any Indemnified Party, (ii) the Indemnifying Party timely provides the Indemnified Party with (x) evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have adequate financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder and (y) a statement that, based on the facts set forth in the notice required by Section 11.04, the Indemnifying Party would have an indemnity obligation for the Damages resulting from such Third-Party Claim, (iii) the Third-Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory Action and (iv) the Indemnifying Party is vigorously defending or prosecuting the Third-Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim if, in the case of a Parent Indemnified Party, the amount of the Third-Party Claim, would reasonably be expected to result in Damages, together with all other unresolved claims for indemnification by the Parent Indemnified Parties then pending, which would exceed the aggregate amount of the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount then available for reduction.

(d)   If the Indemnifying Party is controlling the defense of a Third-Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement, compromise or discharge of such Third-Party Claim; provided that the Indemnified Party’s consent shall not be unreasonably withheld, conditioned or delayed if the settlement, compromise or discharge, by its express terms, (i) obligates the Indemnifying Party to pay the full amount of the Damages in connection with such Third-Party Claim, the Indemnifying Party has the financial ability to pay the full amount of such Damages and (A) the aggregate amount of the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount then available for reduction is sufficient to cover the full amount of such Damages for a Third-Party Claim under Section 11.02(a) (except in respect of breaches of any Fundamental Representation or claims of Fraud), or (B) the aggregate amount of the Holdback Indemnity Initial Amount and the Holdback Deferred Release Amount then available for reduction is sufficient to cover the full amount of such Damages for any other Third-Party Claim, (ii) is for money damages only and does not impose injunctive or equitable relief or require an admission or finding of liability or wrongdoing and (iii) contains a full and unconditional release of all Indemnified Parties and their Affiliates from all Damages and obligations with respect to such Third-Party Claim.

(e)   If the Indemnifying Party does not timely deliver the notice contemplated by Section 11.04(c), or if such notice is given on a timely basis but any of the other conditions in this Section 11.04 are unsatisfied, the Indemnified Party may defend the Third-Party Claim, but shall require the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) to the entry of any judgment or enter into any compromise or settlement with respect to such the Third-Party Claim.

(f)   In circumstances where the Indemnifying Party is controlling the defense of a Third-Party Claim, the Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel incurred by the Indemnified Party after such time as the Indemnifying Party assumed control pursuant to Section 11.04(b) shall be borne by the Indemnified Party; provided that notwithstanding the foregoing, the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) incurred by the Indemnified Party during any period in which the Indemnifying Party ceases to be eligible to maintain control of the defense of the Third-Party Claim, in either case as provided in this Section 11.04, (ii) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest (including if any counsel chosen by the Indemnifying Party requests a conflict wavier or other waiver from the Indemnified Party with respect to such matter) or (iii) there may be one or more defenses or claims available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be adverse to the Indemnifying Party.

(g)   Each of the Indemnifying Party and the Indemnified Party shall cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim and shall promptly furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(h)   Notwithstanding the foregoing, with respect to any Tax Proceeding, in the event of any conflict between the procedures set forth in Section 7.06 and this Section 11.04, the procedures set forth in Section 7.06 shall apply.

Section 11.05. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party and, to the extent reasonably ascertainable, the amount of each item of Damages claimed thereby). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually, materially and adversely prejudiced the Indemnifying Party. If the Indemnifying Party has timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 14.07. If the Indemnifying Party does not object in writing to such claim within 30 days after receipt of written notice from the Indemnified Party, such failure shall constitute an irrevocable acknowledgement by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claims for Damages set forth in such notice.

Section 11.06. Calculation of Damages. (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies (net of any costs or expenses incurred in the collection thereof, including deductibles, and net of applicable premium adjustments) (it being understood that, to the extent any amounts are recovered by an Indemnified Party with respect to Damages for which such Indemnified Party has previously been indemnified hereunder and such recovery or realization was not previously taken into account in determining the amount of the Damages as provided in the immediately preceding sentence, such Indemnified Party shall promptly pay over to the Indemnifying Party (or, if applicable, increase the amount of the Holdback Deferred Release Amount or the Holdback Indemnity Initial Amount, as applicable) the amount so recovered or realized (after deducting therefrom the amount of any costs or expenses incurred in procuring such recovery or realization (including any applicable premium adjustments)), net of any Taxes imposed on the Indemnified Party that arise from having received amounts under the applicable insurance policies); provided that the amount the Parent Indemnified Parties are required to pay over (or, if applicable, increase the amount of the Holdback Deferred Release Amount or the Holdback Indemnity Initial Amount, as applicable) pursuant to this Section 11.06(a) shall not exceed the amount by which the indemnification payment actually paid to the Parent Indemnified Parties pursuant to Section 11.02(a) would have been reduced pursuant to this Section 11.06(a) had such recovery been received prior to the date of such indemnification payment.

(b)   Each Equityholder hereby agrees that (i) the availability of indemnification of the Parent Indemnified Parties under this Article 11 shall be determined without regard to any right to indemnification, advancement, contribution or reimbursement that such Equityholder may have from any Acquired Company (whether such rights may arise from or pursuant to Applicable Law, Contract, the Governing Documents of any Acquired Company or otherwise), and (ii) such Equityholder shall not be entitled to any indemnification, advancement, contribution or reimbursement from Parent or any Acquired Company or any of their respective Affiliates for amounts for which Parent Indemnified Parties would be entitled to indemnification under this Article 11 (determined without regard to any thresholds, baskets, deductibles, caps, survival periods or other limitations).

(c)   In calculating any Damages, there shall be deducted any net Tax benefit to which the applicable Indemnified Party actually receives (determined on a “with and without” basis) in the taxable year in which such Damages occurred or the two immediately succeeding taxable years, as a result of such Damages.

Section 11.07. Characterization of Indemnification Payments. To the extent permitted by Applicable Law, any amount paid pursuant to this Article 11 shall be treated for Tax purposes as adjustments to the Merger Consideration distributed to Equityholders.

Section 11.08. Exclusivity of Remedy. Subject to Section 14.12, and without limiting any party’s rights (x) under this Agreement or under any other Transaction Document or any other agreement entered into in connection with this Agreement or (y) with respect to claims for Fraud, the parties hereto acknowledge and agree that (i) from and after the Second Merger Effective Time, the indemnification provisions in this Article 11 shall be the sole and exclusive monetary remedy of any party with respect to any and all claims arising out of this Agreement and (ii) subject to the other provisions of this Agreement, including Section 11.02(c) and Section 11.03, any claims for Damages for which any Parent Indemnified Party may be entitled to indemnification pursuant to this Agreement may be recovered by permanently setting off (and reducing) the Holdback Adjustment Amount, the Holdback Deferred Release Amount and the Holdback Indemnity Initial Amount or any other amounts payable by any Purchaser Indemnified Party to any such Equityholder in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

Section 11.09. Mitigation.

(a)   Subject to Section 11.06(a) and Section 11.09(b), Parent, the Surviving Company, their respective Subsidiaries, the Equityholders, and the Equityholders’ Representative shall cooperate with each other with respect to resolving any claim for Damages with respect to which one party is obligated to indemnify the other party hereunder, including by using commercially reasonable efforts to mitigate or resolve any such claim for Damages after becoming aware of any event that would give rise to any such Damages as required by Applicable Law; provided, however, that no party shall be required to institute any Action against any of their employees, customers, suppliers, distributors or other material business relations.

(b)   An Indemnified Party shall use commercially reasonable efforts to pursue securing insurance coverage with respect to Damages for which it seeks or has received indemnification hereunder; provided that the foregoing shall not be deemed to require any Indemnified Party to (i) pursue securing such insurance coverage prior to seeking indemnification hereunder or (ii) engage in litigation with its insurers in order satisfy its obligation to use commercially reasonable efforts as provided in this sentence.

Section 11.10. Distribution of Holdback Indemnity Initial Amount.

(a)   In the event any amounts are finally determined pursuant to this Article 11 to be payable to any Parent Indemnified Party pursuant to this Article 11, OpCo shall, and is hereby authorized to, reduce on a dollar-for-dollar basis the Holdback Indemnity Initial Amount by an amount in cash equal to the amount of Damages payable to the Parent Indemnified Parties.

(b)   Promptly after the Expiration Date, OpCo shall disburse, in trust for the benefit of the Equityholders entitled thereto, and each Equityholder shall be entitled a portion thereof in accordance with Section 3.06 and Section 3.07, of the amount, if any, equal to the remainder of the Holdback Indemnity Initial Amount (less the aggregate amount of all Damages specified in any then-unresolved indemnification claims made by any Parent Indemnified Party pursuant to Section 11.02 (the “Pending Claims”)); provided that OpCo shall cause any amounts not distributed pursuant to the foregoing clause due to any Pending Claims to be distributed as promptly as practicable following such time as such Pending Claims have been fully and finally resolved and satisfied, without further right of appeal, in accordance herewith. Promptly after receipt of such amount by the Exchange Agent, the Equityholders’ Representative will instruct the Exchange Agent to pay such amount to the Equityholders entitled thereto in accordance herewith (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).

(c)   Notwithstanding anything to the contrary herein, the Equityholders’ Representative shall not be permitted to instruct the Exchange Agent to make any payment to the Equityholders pursuant to this Section 11.10 until the Equityholders’ Representative delivers to Parent an updated Allocation Schedule reflecting the payments to which each Equityholder is entitled pursuant to Section 3.06, Section 3.07 and this Section 11.10 (each such payment, a “Holdback Indemnity Release Amount”).

Article 12
Equityholders’ Representative

Section 12.01. Equityholders’ Representative. (a) By virtue of the approval and adoption of this Agreement and the delivery of the Written Consent, and without further action of any Equityholder, each Equityholder shall be deemed to have irrevocably constituted and appointed

Fortis Advisors LLC (which, by execution of this Agreement, hereby accepts such appointment) as the Equityholders’ Representative and as the sole representative, exclusive agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to take all actions on behalf of the Equityholders in connection with this Agreement and the agreements ancillary hereto, including (i) to execute and deliver on behalf of the Equityholders any amendment, consent or waiver under this Agreement and the other Transaction Documents, (ii) to assert, and to agree to resolution of, all claims and disputes hereunder or thereunder, including under Section 3.14 and Article 11, (iii) to retain legal counsel and other professional services, at the expense of the Equityholders, in connection with the performance by the Equityholders’ Representative of this Agreement and the other Transaction Documents, (iv) to execute and deliver on the Equityholders’ behalf all documents and instruments which may be executed and delivered pursuant to this Agreement and the other Transaction Documents, (v) to make and receive notices and other communications pursuant to this Agreement and the other Transaction Documents and service of process in any Action arising out of or related to this Agreement and the other Transaction Documents, (vi) to negotiate, settle or compromise any Action arising out of or related to this Agreement or the other Transaction Documents or any of the transactions hereunder or thereunder, including to take any action (or determine not to take action) in connection with the defense, prosecution, settlement, compromise or other resolution of any claim hereunder (including any claim for indemnification pursuant to Article 11), and (vii) to do each and every act and exercise all rights that are either (x) necessary or appropriate in the judgment of the Equityholders’ Representative for the accomplishment of the foregoing or (y) mandated or permitted by the terms of this Agreement or the other Transaction Documents. The Equityholders’ Representative shall use commercially reasonable efforts to keep the Advisory Group reasonably informed with respect to actions of the Equityholders’ Representative pursuant to the authority granted to the Equityholders’ Representative under this Agreement which actions have a material impact on the amounts payable to or the obligations of the Equityholders. The Equityholders’ Representative shall be entitled to: (i) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party. Notwithstanding the foregoing, the Equityholders’ Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided in this Agreement, in the Exchange Agent Agreement and in the Equityholders’ Representative Engagement Agreement.

(b)   The power of attorney granted in this Article 12 and the powers, immunities and rights to indemnification granted to the Equityholders’ Representative Group hereunder, (i) are coupled with an interest and is irrevocable, may be delegated by the Equityholders’ Representative and shall survive the death or incapacity of each Equityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the Holdback Deferred Initial Amount and the Holdback Indemnity Initial Amount. The Equityholders’ Representative may resign at any time or such agency may be changed by the Equityholders entitled to receive a majority of the Merger Consideration (including in the event of the resignation, death, disability or other incapacity of an Equityholders’ Representative that is an individual), and, following the provision of notice to Parent, the newly appointed representative shall be the Equityholders’ Representative for all purposes hereunder, and any such successor shall succeed the Equityholders’ Representative as the Equityholders’ Representative hereunder; provided, that if no successor Equityholders’ Representative has been designated prior to the effective date of such resignation, the Equityholders’ Representative will provide an updated Allocation Schedule to Parent at the time of such resignation. Neither the removal of, nor the appointment of a successor to, the Equityholders’ Representative shall affect in any manner the validity or enforceability of any actions taken or agreements, understandings or commitments entered into by the prior Equityholders’ Representative, which shall continue to be effective and binding on the Equityholders. The immunities and rights to indemnification in this Article 12 shall survive the resignation or removal of the Equityholders’ Representative or any member of the Advisory Group and the Closing Date and/or any termination of this Agreement. For the avoidance of doubt, any compromise or settlement of any matter by the Equityholders’ Representative hereunder shall be binding on, and fully enforceable against, all Equityholders. No bond shall be required of the Equityholders’ Representative.

(c)   A decision, act, consent or instruction of the Equityholders’ Representative hereunder shall constitute a decision, act, consent or instruction of all of the Equityholders and shall be final, binding and conclusive upon each of the Equityholders and their respective successors, and all defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Equityholders’ Representative taken in good faith under this Agreement, the Exchange Agent Agreement or the Equityholders’ Representative Engagement Agreement are waived. The Exchange Agent, the Parent Parties and, after the Second Merger Effective Time, the Surviving Company, may rely upon any such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each and every such Equityholder. The Parent Indemnified Parties are hereby relieved from any Liability to any Person for any acts done by them in accordance with any such decision, act, consent or instruction of the Equityholders’ Representative. Each Equityholder hereby agrees that for any Action arising under this Agreement or any other Transaction Document such Equityholder may be served legal process by registered mail to the address set forth in Section 14.01 for the Equityholders’ Representative (or any alternative address designated to the parties in writing by the Equityholders’ Representative), and that service in such manner shall be adequate and such Equityholder shall not assert any defense of claim that service in such manner was not adequate or sufficient in any court in any jurisdiction. Each Equityholder shall promptly provide written notice to the Equityholders’ Representative of any change of address of such Equityholder.

(d)   Without limiting the generality of the foregoing and for the avoidance of doubt, for purposes of Article 11, if any Equityholder Indemnified Party is seeking indemnification as the Indemnified Party hereunder, or indemnification is sought against any Equityholder as an Indemnifying Party hereunder, then, in either such case, the Equityholders’ Representative shall act on behalf of, and receive notice on behalf of, such Equityholder.

(e)   Certain Equityholders have entered into an engagement agreement (the “Equityholders’ Representative Engagement Agreement”) with the Equityholders’ Representative to provide direction to the Equityholders’ Representative in connection with its services under this Agreement, the Exchange Agent Agreement and the Equityholders’ Representative Engagement Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders’ Representative Group”), shall be liable to any Equityholder for any action or failure to act in connection with the acceptance or administration of the Equityholders’ Representative’s responsibilities hereunder, under the Exchange Agent Agreement or under the Equityholders’ Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Equityholders shall indemnify, defend and hold harmless the Equityholders’ Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Equityholders’ Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Equityholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Exchange Agent Agreement or under the Equityholders’ Representative Engagement Agreement. Such Equityholders’ Representative Expenses may be recovered first, from the Equityholders’ Representative Expense Amount, second, from any distribution of the Holdback Deferred Initial Amount or Holdback Indemnity Initial Amount otherwise distributable to the Equityholders at the time of distribution, and third, directly from the Equityholders. The Equityholders acknowledge that the Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Exchange Agent Agreement, the Equityholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions.

(f)   The Equityholders’ Representative, solely in its capacity as the representative of the Equityholders, represents and warrants to Parent and the Merger Subs, as of the Original Agreement Date, as of the date hereof, as of the Condition Satisfaction Date and as of the Second Merger Effective Time, as follows:

(i)   the Equityholders’ Representative is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority and all permits required to carry on its business in all material respects as currently conducted;

(ii)   the execution and delivery of this Agreement by the Equityholders’ Representative, and the performance by the Equityholders’ Representative of its obligations hereunder, have been duly authorized by all necessary corporate action on the part of the Equityholders’ Representative;

(iii)   this Agreement has been duly executed and delivered by the Equityholders’ Representative and this Agreement constitutes a legally valid and binding obligation of the Equityholders’ Representative, enforceable against the Equityholders’ Representative in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity); and

(iv)   the execution and delivery of the Transaction Documents to which it is (or will be) a party by the Equityholders’ Representative, and the performance by the Equityholders’ Representative of its obligations thereunder do not and will not (A) conflict with or result in a violation of the Governing Documents of the Equityholders’ Representative, (B) violate any Applicable Law or (C) require any consent or approval that has not been given or other action that has not been taken by any Person under any Contract binding upon the Equityholders’ Representative.

(g)   Each Equityholder, by his, her or its acceptance of its share of the Merger Consideration payable hereunder, accepts and agrees to be bound by the provisions set forth in this Article 12.

Section 12.02. Equityholders’ Representative Fund.

(a)   The Equityholders’ Representative shall be entitled to withdraw cash amounts held in the Equityholders’ Representative Expense Account for (i) the reimbursement of out of pocket fees and Equityholders’ Representative Expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Equityholders’ Representative in performing its duties under this Agreement, the Equityholders’ Representative Engagement Agreement and the other Transaction Agreements. The Equityholders’ Representative Expense Amount shall be held by the Equityholders’ Representative in a segregated bank account and the Equityholders’ Representative will hold the Equityholders’ Representative Expense Amount separate from its other funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Equityholders shall earn no interest or earnings on the Equityholders’ Representative Expense Amount and irrevocably transfer and assign to the Equityholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. Subject to Advisory Group approval, the Equityholders’ Representative may contribute funds to the Equityholders’ Representative Expense Amount from any consideration otherwise distributable to the Equityholders.

(b)   The Equityholders’ Representative is not providing any investment supervision, recommendations or advice. The Equityholders’ Representative shall have no responsibility or liability for any loss of principal of the Equityholders’ Representative Expense Amount other than as a result of the Equityholders’ Representative’s gross negligence or willful misconduct. The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Equityholders’ Representative Expense Amount, and has no tax reporting or income distribution obligations hereunder.

(c)   As soon as it shall be reasonably determined by the Equityholders’ Representative that the Equityholders’ Representative Expense Amount (or any balance thereof at the relevant time) is no longer required for the purposes contemplated by this Section 12.02, the Equityholders’ Representative shall deliver (i) to the Exchange Agent and HoldCo an updated Allocation Schedule, which shall be updated solely to reflect the portion of the Equityholders’ Representative Expense Amount remaining in the Equityholders’ Representative Expense Account as of such time (such amount, if any, the “Equityholders’ Representative Fund Distribution Amount”) and shall otherwise include the same calculations and follow the same methodologies as set forth on the initial Allocation Schedule and (ii) to the Exchange Agent an amount in cash, without interest, equal to the Equityholders’ Representative Fund Distribution Amount, and promptly after receipt by the Exchange Agent, and the Equityholders’ Representative will instruct the Exchange Agent to pay such Equityholders’ Representative Fund Distribution Amount to the Equityholders entitled thereto in accordance with Section 3.06 and Section 3.07 (provided that any amounts payable in respect of Company Stock Options shall be further delivered by the Exchange Agent to the Surviving Company, in trust for the benefit of the Optionholders entitled thereto, for further distribution to the applicable Optionholders in accordance with this Agreement (including any requirements to withhold)).

(d)   Notwithstanding anything to the contrary, in no event shall any of the Parent Parties or any of their respective Affiliates have any Liability with respect to the use by the Equityholders’ Representative of any amounts in the Equityholders Representative Expense Account.

Article 13
Termination

Section 13.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Condition Satisfaction Date:

(a)   by mutual written agreement of the Company and Parent;

(b)   by the Company or Parent if the Closing shall not have been consummated on or before December 31, 2022 (such date, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 13.01(b) shall not be available to Parent if any of the Parent Parties’, or to the Company if the Equityholders’ Representative’s or the Company’s, breach of any provision of this Agreement results in the failure of the Closing to occur by such date; and provided further, that in the event either (i) the Company does not deliver to Parent, by April 30,

2022, a copy of the Company 2021 Audited Financial Statements or (ii) the Company’s independent auditors withdraw, or advise the Company in writing that they intend to withdraw, any audit opinion with respect to any of the audited financial statements contained in the Required Financial Statements, or the Company otherwise determines that it is required to restate any financial statements contained in the Required Financial Statements in order for such financial statements to comply with GAAP and such condition under this clause (ii) is not cured within 10 days after the Company receives receipt of written notice thereof, then in each case under the foregoing clause (i) and clause (ii) the End Date shall automatically be extended to March 31, 2023.

(c)   by the Company or Parent if any Legal Restraint shall have become final and nonappealable;

(d)   by the Company if there has been a misrepresentation or breach of warranty or breach of covenant or other agreement set forth in this Agreement that would cause the conditions set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied, and either (A) if curable, is not cured within 45 days after receipt of written notice thereof or (B) such condition is incapable of being satisfied by the End Date;

(e)   by Parent if there has been a misrepresentation or breach of warranty or breach of covenant or other agreement set forth in this Agreement that would cause any of the conditions set forth in Section 10.02(a), Section 10.02(b) or Section 10.02(c) not to be satisfied, and either (A) if curable, is not cured within 45 days after receipt of written notice thereof or (B) such condition is incapable of being satisfied by the End Date;

(f)   by Parent if the Company fails to deliver to Parent, within 10 days following the date hereof a duly executed and delivered Support Agreement Amendment from Equityholders set forth on Schedule I hereto;

(g)   by Parent if the Company fails to deliver to Parent, within three Business Days following the time at which the S-4 Registration Statement is declared effective under the Securities Act, a copy of the duly executed and delivered Written Consent from Equityholders constituting the Required Company Stockholder Approval;

(h)   by Parent at any time until the 15th day following Parent receiving written notice of the occurrence of either: (i) the failure of the Company to deliver to Parent, by July 31, 2022, a copy of the Company 2021 Audited Financial Statements or (ii) the Company’s independent auditors withdrawing, or advising the Company in writing that they intend to withdraw, any audit opinion with respect to any of the audited financial statements contained in the Required Financial Statements, or the Company otherwise determining that it is required to restate any financial statements contained in the Required Financial Statements in order for such financial statements to comply with GAAP and such condition under this clause (ii) is not cured within 90 days after the Company receives receipt of written notice thereof (or, if earlier, by July 31, 2022);

(i)   by Parent at any time until the 30th day following any update to Section 4.03 of the Company Disclosure Schedule pursuant hereto; or

(j)   by the Company or Parent if  the Required Parent Stockholder Approval is not obtained upon a vote duly taken thereon at the Parent Extraordinary General Meeting (subject to any permitted adjournment or postponement of the Parent Extraordinary General Meeting).

The party desiring to terminate this Agreement pursuant to this Section 13.01 (other than Section 13.01(a)) shall give notice of such termination to the other party.

Section 13.02. Effect of Termination. Except as provided in Section 13.03, if this Agreement is terminated as permitted by Section 13.01, such termination shall be without Liability of any party (or any stockholder, equityholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement; provided that, subject to Section 13.03, if such termination shall result from Fraud or the willful and intentional breach by any party hereto, such party shall be fully liable for any and all Damages incurred or suffered by any other party as a result of such failure or breach. The provisions of this Section 13.02, subject to Section 13.03, and Article 14 (other than Section 14.12) shall survive any termination hereof pursuant to Section 13.01.

Section 13.03. Termination Fee.

(a)   If (x) the Company terminates this Agreement pursuant to Section 13.01(b) or pursuant to clause (B) of Section 13.01(d) at a time when all of the Termination Fee Conditions have been satisfied as of the date of such termination, (y) Parent terminates this Agreement pursuant to Section 13.01(b) if, in the case of this clause (y), at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 13.01(b) and all of Termination Fee Conditions have been satisfied as of the date of such termination, or (z) Parent terminates this Agreement pursuant to Section 13.01(j), then, in each case, OpCo shall pay, or cause to be paid, to the Company a nonrefundable fee in the amount of $100,000,000 in cash (the “Termination Fee”) in accordance with Section 13.03(c). OpCo shall pay, or cause to be paid, the Termination Fee by wire transfer of immediately available funds to the account(s) designated by the Company in writing within three (3) Business Days after the termination of this Agreement in circumstances in which the Termination Fee is payable pursuant to this Section 13.03(a). In circumstances in which the Termination Fee is payable pursuant to Section 13.03(a) (A) the Company’s right to terminate this Agreement and receive the Termination Fee shall be the sole and exclusive remedy of the Acquired Companies, the Equityholders and their respective Related Parties against the Parent Parties and their respective Related Parties for any Liability suffered as a result of the breach of this Agreement or any representation, warranty, covenant or agreement contained herein by any of the Parent Parties or any of their respective Related Parties or the failure of the Closing to be consummated, it being understood that in no event shall OpCo be required to pay the Termination Fee on more than one occasion, and (B) the maximum aggregate liability of the Parent Parties and their respective Related Parties, taken as a whole, under this Agreement and the other Transaction Documents shall be limited to an amount equal to the Termination Fee, and in no event shall any of the Acquired Companies or any of the Equityholders or any of their respective Related Parties be entitled to recover, any money damages or other losses or damages of any kind, character or description under this Agreement and the other Transaction Documents following the termination of this Agreement in excess of such amount. The Related Parties of the Parent Parties shall be express third party beneficiaries of this Section 13.03(a).

(b)   For purposes hereof, the term “Termination Fee Conditions” shall mean:

(i)   there shall not be a failure of Section 10.01(c) to be satisfied as a result of a Legal Restraint arising from an Action brought against one or more of the parties to this Agreement by a stockholder of the Company seeking to enjoin the parties hereto from consummating the transactions contemplated hereby;

(ii)   the conditions set forth in Section 10.01(f) and Section 10.02 (other than Section 10.02(l)), shall be satisfied as if the Closing were to occur on the date of termination, other than those of such conditions that by their nature are to be satisfied at or in the days immediately preceding the Closing (but subject to such conditions being reasonably capable of being satisfied at, or in the days immediately preceding, the Closing);

(iii)   there shall not be a failure of Section 10.01(b) or Section 10.01(c) to be satisfied as a result of any failure to obtain any waiver, approval, authorization, permit, filing, notification and/or action under any applicable antitrust law or any other Applicable Law that is not a Required Regulatory Approval expressly set forth in Section 4.03 of the Company Disclosure Schedule (other than (A) any failure by Parent to obtain any waiver, approval, authorization, permit, filing, notification and/or action required solely by reason of the participation of Parent in the transaction contemplated hereby or (B) an Action brought against a Parent Party by a stockholder of Parent in its capacity as such);

(iv)   the Company’s breach of any provision of this Agreement shall not have resulted in the failure of any of the conditions set forth in Article 10 to be satisfied by the date that would permit the Closing to occur prior to the End Date in accordance with Section 3.01, or, if later, the date on which this Agreement is being terminated; and

(v)   the Company has complied with all of its obligations under Section 9.07(c) in all respects.

(c)   The parties acknowledge that the agreements contained in this Section 13.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

Article 14
Miscellaneous

Section 14.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing in the English language, delivered personally, via internationally-recognized overnight courier or via email (with receipt confirmed), if to any of the Parent Parties or the Surviving Company, to:

c/o Galaxy Digital Holdings Ltd.
300 Vesey St.
13th Floor

New York, New York 10282
Attention: Andrew Siegel
Email: [Redacted email]

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Evan Rosen
Email: [Redacted email]

if to the Company, prior to the Closing, to:

BitGo Holdings, Inc.
2443 Ash Street
Palo Alto, CA 94306
Attention: Michael Belshe
Email: [Redacted email]

with a copy (which shall not constitute notice) to:

Sheppard Mullin Richter & Hampton LLP
30 Rockefeller Plaza, 39th Floor
New York, NY 10112
Attention: Alexander D. Lazar
Email: [Redacted email]

if to the Equityholders’ Representative or any Equityholder, to:

Fortis Advisors LLC
Attention: Notices Department (Project Titan)
Email: [Redacted email]

or, in each case, to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto; provided that with respect to notices delivered to the Equityholders’ Representative, such notices must be delivered solely via email. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 4:00 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 14.02. Amendments and Waivers. (a) No amendment of any provision of this Agreement shall be valid unless the amendment is in writing and signed by Parent, the Company (or the Surviving Company following the Second Merger Effective Time) and the Equityholders’ Representative; provided, however, that after the receipt of the Required Company Stockholder Approval, no amendment to this Agreement shall be made which under Applicable Law requires further approval by the equityholders of the Company without such further approval by such equityholders. No waiver of any provision of this Agreement shall be valid unless the waiver is in writing and signed by the waiving parties; provided that, for the avoidance of doubt, the Equityholders’ Representative shall be permitted to sign on behalf of all Equityholders.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 14.03. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of): (a) the representations and warranties of the relevant party that are contained in the corresponding Section or subsection of this Agreement and (b) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 14.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that, in the event this Agreement is terminated prior to the Closing, the

Company shall reimburse OpCo for 50% of the fees, expenses and premiums incurred by the Parent Parties in furtherance of obtaining the Specified Policy, the Company’ portion of which shall not, in the aggregate, exceed an amount equal to $13,000,000.

Section 14.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided, further, that after the Second Merger Effective Time, any of the Parent Parties or the Surviving Company, as the case may be, may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of Parent’s Affiliates or to any other Person; provided that, in the event of any such assignment, the Parent Parties nonetheless shall remain responsible for the performance of their respective obligations hereunder.

Section 14.06. Governing Law. This Agreement and all Actions arising out of or relating to this Agreement (whether in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware (including the procedural laws and the laws relating to the statute of limitations), without regard to the conflicts of law rules of such state.

Section 14.07. Jurisdiction. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action so long as one of such courts shall have subject matter jurisdiction over such Action, and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 14.01 shall be deemed effective service of process on such party.

Section 14.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.09. Counterparts; Effectiveness; No Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts (including by electronic means), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except for the D&O Indemnified Parties and their respective heirs and Representatives, which shall be express third-party beneficiaries of, and shall be entitled to enforce Section 9.06 (Indemnification; D&O Insurance).

Section 14.10. Entire Agreement. This Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties and their respective Affiliates with respect to the subject matter of this Agreement. For the avoidance of doubt, it is acknowledged and agreed that this Agreement supersedes and replaces the Original Agreement in its entirety.

Section 14.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 14.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts set forth in Section 14.07, in addition to any other remedy to which they are entitled at law or in equity. The parties hereto waive any requirement under Applicable Law or other legal requirements to post a bond or other security as a prerequisite to obtaining such equitable relief.

Section 14.13. Legal Counsel; Privilege. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates that Sheppard Mullin serves as counsel to the Company and each of its Subsidiaries in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Sheppard Mullin (or any successor) may serve as counsel to the Equityholders or the Equityholders’ Representative or any of their respective Representatives, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such prior representation of the Company and each of its Subsidiaries, and, solely with respect to any such litigation, claim or obligation, each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Representative thereof to consent to and waive any conflict of interest arising from such representation. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that all communications prior to the Closing between any of the Company and each of its Subsidiaries, the Equityholders and the Equityholders’ Representative on the one hand, and their internal or external counsel, including but not limited to Sheppard Mullin on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Company and each of its Subsidiaries, the Equityholders, the Equityholders’ Representative (as applicable) and such counsel (collectively, the “Privileged Communications”) and thereby property of the Equityholders and the Equityholders’ Representative (as applicable), and from and after the Closing neither Parent, nor any Acquired Company (including the Surviving Company after the Closing), nor any Person purporting to act on behalf of or through Parent or any Acquired Company (including the Surviving Company after the Closing), will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege with respect to the Privileged Communications or through any other means; provided that with respect to communications that do not pertain to the negotiation, preparation, execution, delivery or performance under this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, in each case, none of the Equityholders nor Equityholders’ Representative may waive such privilege without the prior written consent of Parent. As to any such Privileged Communications prior to the Closing Date, Parent and the Surviving Company, on behalf of themselves and the other Acquired Companies and their respective Representatives, successors or assigns, further agree that neither Parent nor Surviving Company nor any of the Acquired Companies or their respective Representatives may obtain, use or rely on any of the Privileged Communications in any action against or involving the Equityholders or Equityholders’ Representative after the Closing.

Section 14.14. Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, the parties will not make disclosures or take other action pursuant to this Agreement that would involve or require the disclosure of confidential supervisory information to the extent prohibited by Applicable Law. The parties shall cooperate in good faith to make appropriate substitute disclosures or redactions or take such other actions as may reasonably be required in order to give effect to the purposes of this Section 14.14 under circumstances in which the limitations of the preceding sentence apply.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

GALAXY DIGITAL HOLDINGS LTD.

By:	/s/ Damien Vanderwilt
	Name:	Damien Vanderwilt
	Title:	Authorized Signatory

Galaxy Digital Holdings LP By: Galaxy Digital Holdings GP LLP, its general partner

By:	/s/ Damien Vanderwilt
	Name:	Damien Vanderwilt
	Title:	Authorized Signatory

[Signature Page to Amended and Restated Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

GALAXY DIGITAL INC.

By:	/s/ Christopher Ferraro
	Name:	Christopher Ferraro
	Title:	Authorized Signatory

GDH TITAN MERGER SUB 1, INC.

By:	/s/ Christopher Ferraro
	Name:	Christopher Ferraro
	Title:	Authorized Signatory

GDH TITAN MERGER SUB 2, INC.

By:	/s/ Christopher Ferraro
	Name:	Christopher Ferraro
	Title:	Authorized Signatory

[Signature Page to Amended and Restated Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BITGO HOLDINGS, INC.

By:	/s/ Michael Belshe
	Name:	Michael Belshe
	Title:	Chief Executive Officer

FORTIS ADVISORS LLC, in its capacity as the Equityholders’ Representative

By:	/s/ Ryan Simkin
	Name:	Ryan Simkin
	Title:	Managing Director

[Signature Page to Amended and Restated Merger Agreement]

Exhibit A

[FORM OF] SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of May [•], 2021, is entered into by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication, “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time, “Parent” shall be deemed to refer to Surviving GDHI), Galaxy Digital Pubco Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date hereof (“HoldCo”), and each holder of Company Equity Interests of BitGo Holdings, Inc., a Delaware corporation (the “Company”) that is or may become a party to this Agreement by virtue of executing a counterpart or joinder hereto (each, a “Covered Person”). Any capitalized term that is used, but not defined, herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, Parent, Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (acting by its general partner, Galaxy Digital Holdings GP LLC) (“OpCo”), HoldCo, GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date hereof (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date of the Merger Agreement (“Merger Sub 2”), the Company and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders (the “Equityholders’ Representative”) have, concurrently with the execution and delivery hereof, entered into an Agreement and Plan of Merger dated as of the date hereof (as amended or modified from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub 1 with and into Parent and (ii) the merger of Merger Sub 2 with and into the Company such that the Company will survive as an entity directly and jointly owned by OpCo and HoldCo;

WHEREAS, as an inducement to the Parent Parties’ willingness to enter into the Merger Agreement and the other Transaction Documents to which they are a party, each Covered Person, and if applicable, his or her Spouse (as defined below), has agreed to execute and deliver this Agreement;

WHEREAS, as of the date hereof, each Covered Person is, and as of the Closing Date, each Covered Person will be, the record and beneficial holder of the number of shares of Company Stock and, if applicable, the number of Company Stock Options, in each case, set forth on such Covered Person’s signature page hereto (all such shares of Company Stock and Company Stock Options and all other Equity Securities of any Acquired Company held by such Covered Person, including (i) any Equity Securities of any Acquired Company acquired by such Covered Person after the date hereof and prior to the Second Merger Effective Time and (ii) any Equity Securities of any Acquired Company issued upon conversion or exercise of any of the foregoing, such Covered Person’s “Covered Securities”); and

WHEREAS, any holder of Equity Securities of any of the Acquired Companies that has not executed this Agreement as of the date hereof may after the date hereof, with Parent’s prior written consent, become a party to, and be bound by, this Agreement as a Covered Person for all purposes hereof by signing and delivering to Parent and HoldCo a joinder in the form of Annex I hereto (a “Joinder Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged and agreed), each of the parties hereto, intending to be legally bound, hereby agree as follows:

1.   Merger Consideration Election. Each Covered Person hereby irrevocably undertakes and agrees (i) to make (A) a Stock Election as to 100% of such Covered Person’s Covered Securities, (B) a Cash Election as to 100% of such Covered Person’s Covered Securities or (C) a Stock Election as to 50% of such Covered Person’s Covered Securities and Cash Election as to the other 50% of such Covered Person’s Covered Securities as set forth on the Covered Person’s signature page hereto, (ii) that all such shares shall be treated as Stock Election Shares or Cash Election Shares, as applicable, for all purposes of the Merger Agreement, (iii) to complete, execute and deliver to the Exchange Agent an Election Form prior to the Election Deadline that is consistent with such Covered Person’s undertakings and agreements in this Section 1 and in no event seek or take any action to revoke, change or raise into question the validity of such Election Form (whether by completing and submitting another Election Form or otherwise), (iv) agrees that this Section 1 shall supersede any conflicting Election Form and the Parent Parties and the Company shall be entitled to rely on this Section 1 for all purposes of the Merger Agreement, and (v) agrees that, in the event any of such Covered Person’s Company Stock Options are exercised prior to the Second Merger Effective Time, the same election that such person makes pursuant to this Section 1 with respect to such Covered Person’s Company Stock shall apply to the shares of Company Stock issued upon such exercise of Company Stock Options.

2.   Written Consent; Proxy; Appointment of the Equityholders’ Representative; Binding Effect of Merger Agreement; Further Assurances; Waiver; Termination of Investor Agreements.

(a)   Written Consent. Each Covered Person, other than the Covered Persons set forth on Annex II hereto who do not qualify as executive officers, directors, affiliates, founders, family members or holders of 5% or more of the voting Equity Securities of the Company, agrees (i) to, as promptly as reasonably practicable (and in any event within two Business Days) following the time at which the S-4 Registration Statement is declared effective under the Securities Act by the SEC, deliver a counterpart to the Written Consent (irrevocably adopting the Merger Agreement and approving the Mergers and the other transactions contemplated by the Merger Agreement and the other Transaction Documents) in the form delivered by the Company to the Equityholders and (ii) following the delivery of such counterpart to the Written Consent, such Covered

2

Person will (x) not take any action to withdraw, modify, revoke or otherwise challenge the effectiveness of the Written Consent, (y) vote or cause to be voted (including by written consent) all of its shares of Company Stock against any action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement and the other Transaction Documents, and (z) take any action reasonably requested by Parent to make effective the Written Consent.

(b)   Proxy. Without limiting any other rights or remedies of Parent or the Company or the covenants, agreements or obligations of such Covered Person hereunder, each Covered Person (and, if applicable, his or her Spouse) hereby irrevocably constitutes and appoints Parent and the Company (and/or any individual(s) designated by Parent or the Company) as such Covered Person’s true and lawful agents, proxies and attorneys-in-fact, with full power of substitution, for and in the name, place and stead of such Covered Person, with all of the power and authority to (i) complete and submit an Election Form for and on behalf of such Covered Person in the event such Covered Person has not submitted a completed Election Form consistent with such Covered Person’s undertakings and agreements in Section 1 by the date that is three Business Days prior to the Election Deadline, (ii) execute and deliver the Written Consent in accordance with Section 2(a) in the event such Covered Person has not delivered a counterpart to the Written Consent within two Business Days following the time which the S-4 Registration Statement is declared effective, (iii) vote or caused to be voted (including by proxy or written consent, if applicable) the Company Stock owned by such Covered Person (or with respect to which such Covered Person has voting control) on any other matter regarding the Mergers and the other transactions contemplated by the Merger Agreement and the other Transaction Documents, and (iv) execute and deliver all agreements, documents or instruments, and take, or cause to be taken, all actions contemplated by Section 1 and Section 2(a), in each case, in the event that (A) such Covered Person fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1 and Section 2(a), or (B) any Action is pending or threatened by or on behalf of such Covered Person that challenges or could impair the enforceability or validation of the covenants, agreements or obligations set forth in this Agreement. The proxy granted by each Covered Person pursuant to this Section 2(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for Parent and the Company entering into the Merger Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Covered Person pursuant to this Section 2(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Covered Person and shall revoke any and all prior proxies granted by such Covered Person with respect to such Covered Person’s Covered Securities. The actions of the proxyholder(s) with respect to the matters described in this Section 2(b) shall control in the event of any conflict between such actions of the proxyholder(s) and actions of the applicable Covered

3

Person (or any other Person with the power to take such actions) with respect to the matters described in this Section 2(b).

(c)   Appointment of the Equityholders’ Representative. Each Covered Person (and, if applicable, his or her Spouse) hereby agrees and consents to the irrevocable appointment of Fortis Advisors LLC as the Equityholders’ Representative as contemplated by Section 12.01(a) of the Merger Agreement, as the sole representative, agent and attorney-in-fact for and on behalf of all Equityholders (in their capacity as such), including such Covered Person (and, if applicable, his or her Spouse), with full power of substitution, with all of the powers and authority contemplated by the Merger Agreement (including Section 12.01(b) thereof), and agrees to abide by and be bound by the terms thereof, which are incorporated herein by this reference, and each Covered Person (and, if applicable, his or her Spouse) hereby acknowledges and agrees that the Merger Agreement permits the Equityholders’ Representative to take the actions set forth therein.

(d)   Binding Effect of Merger Agreement. Each Covered Person (and, if applicable, his or her Spouse) hereby acknowledges that it has received a copy of the Merger Agreement and agrees to be bound by the terms of the Merger Agreement purporting to bind such Covered Person (and, if applicable, his or her Spouse) as if such Covered Person (and, if applicable, his or her Spouse) were an original signatory thereto as an Equityholder thereunder, including (i) the provisions providing for the determination, allocation and payment of consideration thereunder, and withholding with respect thereto (including Sections 3.13(b) and 3.18 of the Merger Agreement), (ii) the indemnification provisions set forth in Article 11 of the Merger Agreement and (iii) the provisions in Section 6.05 (Termination of Affiliate Contracts and Accounts), Section 6.09 (Exclusivity), Section 9.02(a) (Public Announcements) and Section 9.02(c) (Confidentiality)] of the Merger Agreement (in each case, mutatis mutandis). In addition to the foregoing, each Covered Person (and, if applicable, his or her Spouse) hereby expressly makes and agrees to be bound by the release set forth in Section 6.10 of the Merger Agreement. Without limiting the generality of the foregoing, each Covered Person (and, if applicable, his or her Spouse) acknowledges and agrees that, as provided in the Merger Agreement, (1) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be withheld by the Parent Parties in accordance with the terms and conditions of the Merger Agreement and (2) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be paid to the Equityholders’ Representative for the purpose of covering any expenses of the Equityholders’ Representative or other third-party expenses as set forth in Section 12.02 of the Merger Agreement. Each Covered Person (and, if applicable, his or her Spouse) further acknowledges and agrees that such Covered Person shall be entitled to receive distributions with respect to the Holdback Adjustment Amount, the Holdback Deferred Initial Amount and the Holdback Indemnity Amount and the Equityholders’ Representative Expense Amount only if, and to the extent that, any

4

portion of such amounts is required to be distributed to such Covered Person pursuant to the terms of the Merger Agreement.

(e)   Consideration. Each Covered Person (and, if applicable, his or her Spouse) hereby acknowledges and agrees that the manner in which the Merger Agreement contemplates Equityholder Distributions to be made to the Equityholders (including to such Covered Person) is in accordance with, and satisfies the requirements of, the Company’s Governing Documents, including Article IV, Section (B)(2) of the Charter.

(f)   Withholding. Each Covered Person acknowledges and agrees that (i) such Covered Person is responsible for all taxes legally imposed upon such Covered Person in connection with payments due under the Merger Agreement and (ii) the payor with respect to any payment due to such Covered Person under the Merger Agreement shall be entitled to deduct and withhold from such payment such amounts as may be required to be deducted or withheld with respect to the making of such payment under any Applicable Law.

(g)   Disclosure. Each Covered Person hereby (i) authorizes the Parent Parties and the Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement or the Transaction Documents, including the S-4 Registration Statement and any other applicable filings under the Exchange Act or the Securities Act, such Covered Person’s identity and ownership of shares of Company Stock and the nature of its obligations under this Agreement, and (ii) agrees that it shall promptly (A) furnish to the Parent Parties and the Company any information that the Parent Parties or the Company may reasonably request for the preparation of any such announcement or disclosure and (B) notify the Parent Parties and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(h)   Further Assurances. Each Covered Person (and, if applicable, his or her Spouse) hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent or right of appraisal or any similar provision under Applicable Law (including pursuant to Delaware Law or the CCC) in connection with the Mergers and the other transactions contemplated by the Merger Agreement. Each Covered Person (and, if applicable, his or her Spouse) agrees that such Person will not bring, commence, institute, maintain, prosecute or voluntarily aid any Action, at law or in equity, in any court or before any Governmental Authority, which challenges the validity of or seeks to enjoin, impair or delay the valid operation of any provision of this Support Agreement, the Merger Agreement or any of the other Transaction Documents or the consideration and

5

approval thereof by the Board of Directors or stockholders of the Company or the governing bodies and equity holders of any of the other Acquired Companies. Without limiting the generality of the foregoing, each Covered Person agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as any of the Parent Parties may reasonably request to consummate and make effective the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents to which such Covered Person is a party.

(i)   Waiver. Each Covered Person hereby irrevocably waives any right under Delaware Law, the CCC, the Charter, the Company’s Bylaws, or any of the Investor Agreements to which such Covered Person is a party, as applicable, to receive notice of the Mergers or any of the other transactions contemplated by the Merger Agreement and the other Transaction Documents. For purposes of this Agreement, “Investor Agreements” means (i) the Fifth Amended and Restated Investors’ Rights Agreement, dated as of February 18, 2020, by and among the Company and the investors and key holders party thereto, (ii) the Fifth Amended and Restated Voting Agreement, dated as of February 18, 2020, by and among the Company and the investors and key holders party thereto (the “Voting Agreement”), and (iii) the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 18, 2020, by and among the Company and the investors and key holders party thereto.

(j)   Consent to Termination of Investor Agreements. Effective as of, and contingent upon the occurrence of, the Closing, each Covered Person, to the extent it is party thereto, hereby approves and consents to the termination of, and agrees that upon such termination, no party thereto shall have any further rights, claims or obligations under, each of the Investor Agreements and each of the Investor Agreements shall be of no further force or effect (including any provisions of any such agreement that, by their terms, survive such termination), to the extent such Covered Person’s consent or approval is required for such termination.

3.   Representations and Warranties. Each Covered Person (and, if applicable, his or her Spouse) hereby makes the representations and warranties set forth on Annex III hereto, severally and not jointly, to the Company and the Parent Parties, as of the date hereof (or, in the case of any Covered Person that becomes a party hereto by delivering a Joinder Agreement as contemplated by the recitals herein, as of the date of such Joinder Agreement), as of the Domestication Date and as of the Second Merger Effective Time, and as to itself, himself or herself only (and, if applicable, as to his or her Spouse), and Parent hereby makes the representations and warranties set forth on Annex IV, to each Covered Person, as of the date hereof, as of the Domestication Date and as of the Second Merger Effective Time. The representations and warranties made pursuant to this Section 3 shall survive the Closing until 60 days after the expiration of the applicable statute of limitations (in each case, giving effect to any waiver or extension of any statutes of limitations).

4.   Restrictive Covenants.

6

(a)   Confidentiality. Each Covered Person acknowledges, on behalf of itself, himself or herself (and, if applicable, on behalf of his or her Spouse) and on behalf of its, his or her Related Parties, that the success of the Acquired Companies after the Second Merger Effective Time depends upon the continued preservation of the confidentiality of information regarding the business, operations and affairs of the Acquired Companies (including trade secrets, confidential information and proprietary materials, which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by such Covered Person and its, his or her Related Parties and that the preservation of the confidentiality of such information by the Acquired Companies (before the Second Merger Effective Time) and by such Covered Person and its, his or her Related Parties is an essential premise of the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents. Accordingly, each Covered Person shall hold, and shall direct its, his or her Representatives and respective Related Parties to hold, in confidence and not disclose to any other Person or use (other than for the purposes of enforcing such Covered Person’s rights under the Merger Agreement and the agreements ancillary thereto), any Confidential Information; provided that each Covered Person shall be responsible for any non-compliance with the terms of this Section 4 by any of its, his or her Representatives and Related Parties. Notwithstanding the foregoing, any such Covered Person may disclose Confidential Information as and to the extent (i) required by Applicable Law, so long as the disclosing party (x) provides prior written notice thereof to the party whose information will be disclosed and (y) reasonably cooperates with the Company’s efforts to seek a protective order causing such information so disclosed to be kept confidential, at the Company’s expense, (ii) that such Confidential Information can be shown to have been in the public domain through no fault of any Covered Person or any of their respective Related Parties or and of their or their respective Related Parties’ Representatives or (iii) to the extent that such Confidential Information is disclosed in connection with the ordinary course performance of such Covered Person’s duties as a service provider to any of the Parent Parties, the Acquired Companies and/or their respective Affiliates (without violation of any agreements entered into in connection with such service relationship). In addition, notwithstanding the foregoing and for the avoidance of doubt, such Covered Person may disclose such Confidential Information (x) on a confidential basis to its, his or her tax and financial advisors for purposes of complying with such Covered Person’s tax obligations or other reporting obligations under Applicable Law arising out of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby (provided that such Covered Person remains liable for any violation of the terms of this Section 4(a) by such Persons to whom Confidential information is so disclosed as if they were such Covered Person), (y) on a confidential basis to its, his or her legal counsel and accountants for the purpose of evaluating the legal and financial ramifications of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby

7

(provided that such Covered Person remains liable for any violation of the terms of this Section 4(a) by such Persons to whom Confidential information is so disclosed as if they were such Covered Person) or (z) in response to any audit or examination by, or a blanket document request from, a regulatory or self-regulatory authority, bank examiner or auditor. Each Covered Person shall not, and shall direct its, his or her Related Parties not to, issue any press release, have any communication with the press (whether or not for attribution) or make any other public statement with respect to this Agreement, the Merger Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 4(a) or otherwise, it is understood that federal law affords certain protections for cooperating with or reporting legal violations to the SEC and/or its Office of the Whistleblower, as well as certain other Governmental Authorities, and as such, nothing in this Section 4(a) or otherwise is intended to prohibit a Covered Person from disclosing this Agreement to, or from cooperating with or reporting violations to, the SEC or any other such Governmental Authority, and the Covered Person may do so without notifying Parent. Parent may not retaliate against the Covered Person for any of these activities, and nothing in this Section 4(a) or otherwise would require the Covered Person to waive any monetary award or other payment that the Covered Person might become entitled to from the SEC or any other Governmental Authority.

(b)   Restricted Period and Other Definitions. For purposes of this Agreement: (A) “Restricted Period” means (i) with respect to each Covered Person (other than Michael Belshe), from the date hereof until the second anniversary of the Closing Date and (ii) with respect to Mike Belshe, from the date hereof until the fifth anniversary of the Closing Date; (B) “Investor Covered Person” means each Covered Person that is not a Service Provider as of the date hereof and is listed on Annex V hereto; (C) “Service Provider Covered Person” means each Covered Person that is a Service Provider as of the date hereof; (D) “Restricted Persons” means the directors, officers, managers, employees, contractors, consultants or other service providers of the Parent Parties, the Acquired Companies or any of their respective Subsidiaries; (E) “Specified Restricted Persons” means the Restricted Persons set forth on Annex VI hereto; and (F) “Controlled Affiliate” means, with respect to any person or entity, any other entity that (x) such first entity directly or indirectly controls, or, (y) in the case of any Investor Covered Person, any fund entity that is controlled by, or under common control with, the same (or an Affiliated) management company, but in the cases of each of the foregoing clauses (x) and (y), expressly excluding any portfolio companies of any investment fund entity that (I) has not actually received any Confidential Information from any Investor Covered Person or any of such Investor Covered Person’s Controlled Affiliates and (II) is not acting at such Investor Covered Person’s or any of such Investor Covered Person’s Controlled Affiliates’ direct or indirect instruction or encouragement with respect thereto.

(c)   Non-Competition. In connection with its, his or her sale of the Covered Securities and/or receipt of a portion of the Merger Consideration pursuant to the Merger

8

Agreement, during the Restricted Period, each Service Provider Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, whether as an individual, partner, joint venturer, owner, manager, equityholder, employee, officer, director, independent contractor or otherwise, engage in any activity or business that competes with any business of the Acquired Companies as currently conducted (a “Competitive Activity”); provided, that the foregoing shall not prohibit any such Service Provider Covered Person or any of its Controlled Affiliates from holding publicly traded securities of any Person engaged in a Competitive Activity to the extent that such investment does not, directly or indirectly, confer on such Covered Person (together with its Controlled Affiliates) more than 3% of the voting power of such Person.

(d)   Non-Solicitation and No Hire. In connection with its, his or her sale of the Covered Securities and/or receipt of a portion of the Merger Consideration pursuant to the Merger Agreement, during the Restricted Period, (i) each Service Provider Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, solicit or encourage any of the Restricted Persons and (ii) each Investor Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, solicit or encourage any of the Specified Restricted Persons, in each case, to cease or curtail his or her relationship with the Parent Parties, the Acquired Companies or any of their respective Subsidiaries, or hire or attempt to hire, whether as a director, officer, manager, employee, contractor, consultant or other service provider, any such Restricted Person or Specified Restricted Person, as applicable; provided, however, that the foregoing shall not prohibit (i) the solicitation of any such Restricted Person or Specified Restricted Person, as applicable, resulting from generalized searches for employees through the use of bona fide public advertisements in the media or any general recruitment efforts conducted by such Covered Person or any Affiliate thereof or any recruitment agency, in each case, that are not targeted specifically at such Restricted Persons or Specified Restricted Persons, as applicable, or (ii) the solicitation or hiring of any such Restricted Person or Specified Restricted Persons, as applicable, who has not been employed by the Parent Parties, the Acquired Companies or any of their respective Subsidiaries for at least 12 months prior to the date of such solicitation or hiring.

(e)   Non-Interference. In connection with its, his or her sale of the Covered Securities and/or receipt of a portion of the Merger Consideration pursuant to the Merger Agreement, during the Restricted Period, each Covered Person shall not, and shall cause its, his or her Controlled Affiliates not to, directly or indirectly, (i) interfere with, or attempt to interfere with any of the relationships of the Parent Parties, the Acquired Companies or any of their respective Affiliates with any current or prospective customers, vendors, suppliers, contractors or other material business relationships by soliciting or diverting (or attempting to solicit or divert) any such Person, or inducing (or attempting to induce) any such Person to cease doing business, or reduce or otherwise limit its business, with the Parent Parties, the Acquired Companies or any of their respective Affiliates or (ii) make any negative or disparaging statements or communications regarding Parent, the Acquired Companies, or any of their respective

9

Affiliates; provided that clause (i) of this Section 4(e) shall not apply to any Investor Covered Persons.

(f)   Certain Acknowledgments. Each Covered Person (on its, his or her own behalf and on behalf of its, his or her Controlled Affiliates) acknowledges that the Parent Parties would be unwilling to enter into the Merger Agreement or the other Transaction Documents, or consummate the transactions contemplated thereby, in the absence of this Agreement, and that the covenants contained in this Agreement constitute a material inducement to the Parent Parties to enter into, and consummate the transactions contemplated by (including payments of the amounts contemplated by), the Merger Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, each Covered Person (on its, his or her own behalf and on behalf of its, his or her Controlled Affiliates) acknowledges and agrees that the restrictions contained in this Section 4 are reasonable and necessary to protect the legitimate interests of Parent, and it is the intention of the parties hereto that if any of the restrictions or covenants contained in this Section 4 are for any reason held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 4, and this Section 4 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the further intention of the parties hereto that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall (to the maximum extent permitted by Applicable Law) not be construed to be null, void and of no effect, but instead shall be construed and interpreted or reformed to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. If any Person breaches or threatens to breach any provision of Section 4, with respect to such breached provision, the term of the applicable provision shall be tolled for, and shall be extended by, the length of such breach or threatened breach.

5.   Transfer Restrictions.

(a)   Company Equity Interests. Except as contemplated by this Agreement or with the prior written consent of Parent (which it may withhold in its reasonable discretion), each Covered Person (and, if applicable, his or her Spouse) agrees not to take any action to, directly or indirectly, (i) offer or contract to sell, sell, assign, transfer (including by operation of law), pledge, encumber, subject to a Lien or otherwise dispose of, (ii) deposit into a voting trust or enter into a voting agreement or arrangement with respect to any such securities or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in or the voting of such securities or (iv) enter into any swap, hedge or other arrangement that transfers to another, in whole or in

10

part, any of the economic consequences of ownership of such securities, in each case, whether any such transaction described in clauses (i) through (iv) above is to be settled by delivery of securities, in cash or otherwise, and whether any such transaction is made or executed by or on behalf of someone other than such Covered Person (any such transaction of any type described in the foregoing clauses (i) through (iv), a “Transfer”) any of its Covered Securities or any other Equity Securities of the Company or any of its Subsidiaries (the “Restricted Company Securities”). For the avoidance of doubt, it is hereby acknowledged and agreed that the Covered Person may be a party to the Voting Agreement and the foregoing shall neither constitute a breach of nor limit any of the Covered Person’s obligations under the Voting Agreement.

(b)   HoldCo Equity Interests. Except as contemplated by this Agreement or with the prior written consent of HoldCo (which it may, acting in good faith, withhold in its sole discretion), each Covered Person (and, if applicable, his or her Spouse) agrees not to, until after the first anniversary of the Closing Date, take any action to, directly or indirectly, Transfer (i) any shares of HoldCo Class A Common Stock that such Covered Person receives as Merger Consideration pursuant to the Merger Agreement (the “Restricted HoldCo Shares”) or (ii) any securities of HoldCo that are outstanding and owned by such Covered Person immediately following the Second Merger Effective Time that are convertible into or exercisable or exchangeable (directly or indirectly) for HoldCo Class A Common Stock or any shares of HoldCo Class A Common Stock issued upon exercise or exchange thereof (including HoldCo Class A Common Stock or other securities that may be issued after the Second Merger Effective Time upon exercise, vesting or settlement, as applicable, of any stock option, restricted stock unit or other equity or equity-based award or interest, including for the avoidance of doubt, Exchanged Options) (the securities described in this clause (ii), the “Restricted HoldCo Other Securities” and, together with the Restricted HoldCo Shares, the “Restricted HoldCo Securities”). HoldCo may impose stop-transfer instructions with respect to the Restricted HoldCo Securities subject to the restrictions set forth in this Section 5(b)]

(c)   Exceptions. Notwithstanding the foregoing in this Section 5, nothing in this Agreement shall prohibit a Covered Person from Transferring any portion or all of the Covered Person’s Restricted Company Securities or Restricted HoldCo Securities:

(i)   by gift, will, intestate succession or charitable contribution;

(ii)   to (A) a trust that is for the exclusive benefit of such Covered Person or his or her spouse, lineal descendant, sibling, parent or heir designed to achieve the estate planning objectives of such Covered Person and which is and remains under the exclusive direct or indirect control of such Covered Person or (B) a corporation, limited liability company or other legal entity all of the economic interests of which are held by or for the benefit of such Covered Person or any Persons described in the foregoing clause (A) and which is and remains under the direct or indirect control of such Covered Person;

11

(iii)   by operation of law or pursuant to a court order or an order of a regulatory agency, such as a qualified domestic relations order, divorce decree or separation agreement;

(iv)   in the case of Company Stock Options constituting Restricted Company Securities or Restricted HoldCo Other Securities, to the Company or to HoldCo, as applicable, pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any Company Stock Options or Exchanged Options, as applicable (provided that any shares of Company Stock or HoldCo Class A Common Stock, as applicable, received by a Covered Person upon any such exercise will be subject to the terms of Section 5(a) or Section 5(b), as applicable);

(v)   in the case of the Restricted HoldCo Other Securities, for purposes of satisfying any withholding taxes and/or estimated taxes due as a result of the exercise, vesting or settlement, as applicable, of any Restricted HoldCo Other Securities;

(vi)   in the case of the Restricted HoldCo Securities, in connection with HoldCo’s consummation of a liquidation, merger, amalgamation, share exchange, reorganization, tender offer or other similar transaction that results in all of HoldCo’s stockholders having the right to exchange their equity holdings in the HoldCo for cash, securities or other property; or

(vii)   to an Affiliate or equityholder of such Covered Person; provided that such Transfer was made without consideration;

provided, however, that in the case of any of the foregoing clauses (i), (ii), (iii) or (vii), the transferee in such Transfer shall agree in a writing delivered to Parent or HoldCo, as applicable, that the Restricted Company Securities or Restricted HoldCo Securities, as applicable, so transferred will (x) thereafter continue be subject to the terms of this Section 5 and (y) in the case of a Transfer of Restricted Company Securities, prior to, and as a condition to, such Transfer, the transferee in such Transfer shall agree in a signed written agreement reasonably acceptable to Parent to be bound by and comply with all other provisions of this Agreement; provided further, that in the case of clause (vii), in addition to clauses (x) and (y) above, (A) the transferor in such Transfer shall continue to be bound by and comply with all the terms of this Agreement (including Section 4), (B) if prior to the Closing Date, the transferee in such Transfer qualifies as an executive officer, director, affiliate, founder or family member, or a holder of 5% or more of the voting Equity Securities of the Company, such transferee shall be bound by Section 2(a) and (C) if the transferee in such Transfer was an executive of the Company and made a Stock Election prior to such Transfer, such Stock Election shall continue to be binding upon the transferee after such Transfer.

12

(d)   If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company or HoldCo, as applicable, shall refuse to recognize any such purported transferee of the applicable Restricted Company Securities or Restricted HoldCo Securities, as applicable, as one of its equityholders for any purpose.

(e)   Until the day after the first anniversary of the Closing, each certificate (if any) or book entry evidencing any Restricted HoldCo Securities shall be stamped or otherwise imprinted or legended with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUPPORT AGREEMENT, DATED AS OF MAY [●], 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND CERTAIN OF THE ISSUER’S SECURITY HOLDERS NAMED THEREIN, AS AMENDED (THE “SUPPORT AGREEMENT”), AND CANNOT BE TRANSFERRED BY THE HOLDER HEREOF EXCEPT AS CONTEMPLATED BY THE SUPPORT AGREEMENT OR WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER (WHICH IT MAY, ACTING IN GOOD FAITH, WITHHOLD IN ITS SOLE DISCRETION). A COPY OF THE SUPPORT AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6.   Limitation on the Parent Parties’ Liability. Each of the parties hereto agrees and acknowledges that none of the Parent Parties has any obligation by virtue of this Agreement to effect the Closing, and neither the Parent Parties nor any of their Affiliates nor any of their respective directors, officers, employees or agents shall have any liability whatsoever hereunder, or in connection herewith or otherwise, for any failure to effect the Closing (whether or not such failure is (or is deemed to be) in breach of the Merger Agreement, this Agreement or otherwise).

7.   Specific Performance.

(a)   Subject to Section 7(b), (i) each party hereto acknowledges and agrees that the other parties may be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, (ii) therefore, notwithstanding anything to the contrary set forth in this Agreement, each party hereto hereby agrees that the other parties shall be entitled to seek an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement and/or specific performance by any other party, and each party hereby agrees to waive the defense (and not to interpose as a defense or in opposition) in any such suit that the other parties have an adequate remedy at law, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief and (iii)

13

the equitable remedies described in this Section 7 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties may elect to pursue.

(b)   Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Covered Person or any other Person have any right whatsoever to cause Parent or any of its Affiliates to consummate the Closing, and in no event shall any other party hereto or any other Person be entitled to seek or obtain any injunction or injunctions to compel Parent or any of its Affiliates to consummate the Closing, except for the right of the Company to seek specific performance of the obligations of Parent pursuant to the express terms of Section 14.12 of the Merger Agreement (but subject to the limitations set forth therein).

8.   Governing Law; Exclusive Jurisdiction; WAIVER OF JURY TRIAL. Section 14.06 and Section 14.07 of the Merger Agreement are incorporated herein by reference, mutatis mutandis. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER AGREEMENT THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

9.   Termination. This Agreement shall automatically terminate and be of no further force or effect upon any termination of the Merger Agreement; provided that nothing set forth in this Section 9 shall relieve any party hereto from liability for any willful breach of this Agreement prior to such termination.

10.   Counterparts; Entire Agreement; Amendment. This Agreement may be executed in any number of counterparts (including by electronic means) each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument, and all of which shall collectively be considered one and the same agreement. This Agreement, together with the Merger Agreement and any other Transaction Documents to which the parties hereto are party, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, whether written, oral or implied, between or among any of the parties with respect to the subject matter hereof and shall not be assigned by operation of law or otherwise. This Agreement may be amended only by an instrument in writing signed by Parent, on the one hand, and each Covered Person to which such amendment will be effective, on the other hand.

11.   Interpretation. Section 1.02 of the Merger Agreement is incorporated herein by reference, mutatis mutandis.

12.   Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of Parent; provided, further, that after the Second Merger Effective Time,

14

Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of Parent’s Affiliates or to any other Person; provided that, in the event of any such assignment pursuant to the foregoing proviso, Parent nonetheless shall remain responsible for the performance of its obligations hereunder. Each Covered Person agrees to be responsible for compliance with this Agreement by any Affiliate of such Covered Person, and any breach of this Agreement by any such Affiliates shall be deemed a breach by such Covered Person; provided that, in the case of Investor Covered Persons, the foregoing shall apply only to such Investor Covered Person's Controlled Affiliates.

13.   Spouses. Each Spouse of a Covered Person (if applicable) hereby represents, warrants and covenants to Parent that such Spouse shall not assert or enforce, and does hereby waive, any rights granted under any community property statue with respect to the Covered Securities that would adversely affect (x) the covenants made by such Covered Person pursuant to this Agreement or (y) the transactions contemplated by the Merger Agreement and the other Transaction Documents; provided that such Spouse shall not be prohibited from asserting any rights that such Spouse may have against the portion of the Merger Consideration received by such Covered Person pursuant to the Merger Agreement.

14.   Trusts. If applicable, for purposes of this Agreement, each Covered Person with respect to any Covered Securities held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.

[Signature Pages Follow]

15

IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.

GALAXY DIGITAL HOLDINGS LTD.

By:
Name:
Title:

Address for notices:

Redacted Personal Information

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.

GALAXY DIGITAL PUBCO INC.

By:
Name:
Title:

Address for notices:

Redacted Personal Information

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Support Agreement as of the date first written above.

If such Covered Person is an individual:

Name:

Signature:

Spouse Name:

Spouse Signature:

If such Covered Person is an entity:

Name:

By:

Title:

If such Covered Person is an individual or an entity, address for notices:

with a copy to:

Attention:

Telephone:

Email:

Attention:

Telephone:

Email:

Merger Consideration Election:

Total number of shares of Company Stock and Company Stock Options beneficially owned by the Covered Person:

Shares of Company Stock	Company Stock Options

Please check the Merger Consideration Election that the Covered Person is making:

☐ Stock Election as to 100% of such Covered Person’s Company Stock

☐ Cash Election as to 100% of such Covered Person’s Company Stock

☐ Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Support Agreement]

ANNEX I

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of _________________ by the undersigned (the “Joining Party”) in accordance with the Support Agreement, dated as of May [●], 2021, by and among Parent, HoldCo and each Covered Person party thereto, as the same may be amended from time to time (the “Support Agreement”). Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to and a “Covered Person” under the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Covered Person as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement. The Joining Party hereby makes the representations and warranties set forth on Annex III to the Support Agreement to the Parent Parties, as of the date hereof, as of the Domestication Date and as of the Second Merger Effective Time, and as to itself, himself or herself only (and, if applicable, as to his or her Spouse).

[Signature Pages Follow]

Annex I – 1

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date first written above.

If such Joining Party is an individual:

Name:

Signature:

Spouse Name:

Spouse Signature:

If such Joining Party is an entity:

Name:

By:

Title:

If such Joining Party is an individual or an entity, address for notices:

with a copy to:

Attention:

Telephone:

Email:

Attention:

Telephone:

Email:

Merger Consideration Election:

Total number of shares of Company Stock and Company Stock Options beneficially owned by the Joining Party:

Shares of Company Stock	Company Stock Options

Please check the Merger Consideration Election that the Joining Party is making:

☐ Stock Election as to 100% of such Covered Person’s Company Stock

☐ Cash Election as to 100% of such Covered Person’s Company Stock

☐ Stock Election as to 50% of the Covered Person’s Company Stock and Cash Election as to the other 50% of the Covered Person’s Company Stock

[Signature Page to Joinder Agreement]

Annex I – 2

ACCEPTED AND AGREED:

GALAXY DIGITAL HOLDINGS LTD.

By:
Name:
Title:

GALAXY DIGITAL PUBCO INC.

By:
Name:
Title:

[Signature Page to Joinder Agreement]

Annex I – 3

ANNEX II

Persons Not Agreeing to Section 2(a)

Redacted List of Names

Annex II – 1

ANNEX III

Representations and Warranties of Covered Persons (and, if applicable, Spouses)

Each Covered Person (and, if applicable, his or her Spouse) represents and warrants, severally and not jointly, to the Parent Parties, as of the date hereof (or, in the case of any Covered Person that becomes a party hereto by delivering a Joinder Agreement as contemplated by the recitals herein, as of the date of such Joinder Agreement), as of the Domestication Date and as of the Second Merger Effective Time, and as to itself, himself or herself only (and, if applicable, as to his or her Spouse), as follows:

(a)   (i) If such Covered Person is not a natural person, (A) such Covered Person is duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction in which it is incorporated, organized or constituted, (B) such Covered Person has the legal capacity and has all requisite power and authority to execute and deliver this Agreement and to perform its, his or her obligations hereunder, and (C) the execution and delivery of this Agreement by such Covered Person and the performance of its obligations hereunder have been duly authorized by all necessary action of such Covered Person, this Agreement has been duly executed and delivered by such Covered Person and, assuming that this Agreement has been duly authorized, executed and delivered by Parent, this Agreement constitutes a valid and binding obligation of such Covered Person, enforceable against such Covered Person in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (ii) if such Covered Person is married and such Covered Person’s Covered Securities constitute community property under Applicable Law, such Covered Person’s spouse (the “Spouse”) has the legal capacity and has all requisite power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder, this Agreement has been duly executed and delivered by such Spouse and, assuming that this Agreement has been duly authorized, executed and delivered by Parent, this Agreement constitutes a valid and binding obligation of such Spouse, enforceable against such Spouse in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (iii) if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement on behalf of such Covered Person or Spouse, and (iv) the execution, delivery and performance by such Covered Person (and, if applicable, his or her Spouse) of this Agreement requires no action by or in respect of, or filing with, any Governmental Authority.

(b)   Such Covered Person is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Act) of, and has good title to, the number of shares of Company Stock and the number of Company Stock Options, in each case, set forth on

Annex III – 1

such Covered Person’s signature page hereto, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Covered Securities), other than generally applicable transfer restrictions under the Securities Act or restrictions under the Company’s Governing Documents or other agreements with the Company, in each case which shall not prevent or conflict with the transactions contemplated under the Merger Agreement or this Agreement, and such Covered Securities are, except as otherwise disclosed in writing to Parent and the Company prior to or concurrently with the execution hereof, the only Equity Securities of the Company or any of its Subsidiaries owned, directly or indirectly, of record or beneficially, by such Covered Person or any of its Affiliates. None of such Covered Person’s Covered Securities are subject to any voting trusts, stockholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of such shares, except (i) under the Voting Agreement, and (ii) as provided hereunder.

(c)   Such Covered Person has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of independent legal counsel and other professional advisors of its own choosing prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Mergers is subject to the conditions set forth in the Merger Agreement, and so there can be no assurance that the Mergers will be consummated.

(d)   The execution and delivery of this Agreement by such Covered Person (and, if applicable, his or her Spouse) does not, and the performance by such Covered Person (and, if applicable, his or her Spouse) of its, his or her obligations hereunder will not, (i) result in any violation of any Applicable Law, (ii) if such Covered Person is not an individual, violate any provision of the Governing Documents of such Covered Person, (iii) require any consent that has not been given or other action (including notice or payment) that has not been taken by any Person (including under any provision of any contract binding upon such Covered Person (and, if applicable, his or her Spouse) or such Covered Person’s Covered Securities) or (iv) result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of such Covered Person (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon such Covered Person.

(e)   There is no Action pending against, or to the actual knowledge of such Covered Person (or, if applicable, his or her Spouse), threatened against such Covered Person (and, if applicable, his or her Spouse) or any of its Affiliates, by or before (or that would be by or before) any Governmental Authority or arbitrator that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the

Annex III – 2

consummation of the transactions contemplated by, or the performance by the Company or the Covered Person of its obligations under, this Agreement, the Merger Agreement or any of the other Transaction Documents.  None of such Covered Person or, to such Covered Person’s actual knowledge, any of its Affiliates is subject to any judgment, decree, injunction, ruling, award, subpoena, determination, verdict or order of any Governmental Authority or arbitrator that would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or such Covered Person of its obligations under, this Agreement, the Merger Agreement or any of the other Transaction Documents.

(f)   No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Parent Parties, the Company or any of their respective Affiliates in respect of the Merger Agreement, this Agreement or any of the respective transactions contemplated thereby and hereby based upon any arrangement or agreement made by or, to the knowledge of the Covered Person, on behalf of, such Covered Person.

(g)   Without limiting Article IV of the Merger Agreement, such Covered Person acknowledges that the representations and warranties made by Parent pursuant to Section 3 of this Agreement in the other Transaction Documents are the exclusive representations and warranties made by the Parent Parties in connection with the transactions contemplated by this Agreement. Such Covered Person hereby disclaims any other express or implied, oral or written, representations or warranties.

Annex III – 3

ANNEX IV

Representations and Warranties of Parent

Parent represents and warrants to each Covered Person as of the date hereof, as of the Domestication Date and as of the Second Merger Effective Time, as follows:

(a)   Each of the Parent Parties is an entity duly formed, validly existing and (where applicable) in good standing under the laws of its jurisdiction of formation and has all corporate or other organizational power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and as currently contemplated to be conducted, except as would not have a Parent Material Adverse Effect. Each of the Parent Parties is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of the Parent Parties has not been dissolved or declared bankrupt, nor has a corporate resolution to dissolve or to be declared bankrupt been adopted and no demands or requests for such dissolution or declaration are pending (before a Governmental Authority or otherwise).

(b)   The execution and delivery of, and performance by Parent of its obligations under, this Agreement are within the corporate or other organizational powers of Parent. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly authorized by all necessary action of Parent, this Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the other parties hereto, constitutes (or will constitute) the valid and binding agreement of Parent enforceable against Parent, in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(c)   The execution, delivery and performance by Parent of this Agreement, the Merger Agreement and the other Transaction Documents to which it is a party and the consummation by the Parent of the transactions contemplated hereby require no consent, approval, authorization or permit of, or filing with or notification to, or other action in respect of, any Governmental Authority other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law, (ii) the filing with the Secretary of State of the State of Delaware a Certificate of Domestication, together with a certificate of incorporation, and completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies, in each case, in connection with the Domestication, (iii) compliance with any applicable requirements of the HSR Act, (iv) the Required Regulatory Approvals, (v) approval of the TSX and (vi) any other

Annex IV – 1

actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(d)   The execution, delivery and performance by Parent of this Agreement and the consummation by the Parent of the transactions contemplated hereby do not and will not, assuming receipt of the Required Parent Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of any Governing Document of the Parent.

(e)   Parent hereby acknowledges and agrees that no Investor Covered Person is a Service Provider.

Annex IV – 2

ANNEX V

Investor Covered Persons

Redacted List of Names

Annex V – 1

ANNEX VI

Specified Restricted Persons

Redacted List of Names

Annex VI – 1

Exhibit B

[FORM OF] OF POST-DOMESTICATION CERTIFICATE OF INCORPORATION

[To Be Attached Prior to the Closing]

Exhibit C

[FORM OF] CERTIFICATE OF MERGER

OF

GDH TITAN MERGER SUB 1, INC.

(a Delaware corporation)

WITH AND INTO

GALAXY DIGITAL HOLDINGS INC.

(a Delaware corporation)

Pursuant to the provisions of Section 251 of the
Delaware General Corporation Law

[●]

Galaxy Digital Holdings Inc., a Delaware corporation (the “Corporation”), which desires to merge with GDH Titan Merger Sub 1, Inc., a Delaware corporation (“Merger Sub” and, together with the Corporation, the “Constituent Corporations”) (the “Merger”), hereby certifies that:

FIRST: The name and state of incorporation of each of the Constituent Corporations to the Merger are as follows:

Name	State of Incorporation
Galaxy Digital Holdings Inc.	Delaware

GDH Titan Merger Sub 1, Inc.	Delaware

SECOND: The Amended and Restated Agreement and Plan of Merger (as amended, restated, amended and restated, supplemented, modified or otherwise altered from time to time, the “Merger Agreement”), dated as of [●], 2022, by and among each of the Constituent Corporations, Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands, acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), a Delaware corporation, GDH Titan Merger Sub 2, Inc., a Delaware corporation, BitGo Holdings, Inc., a Delaware corporation and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth therein, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”).

THIRD: The Corporation shall be the surviving corporation of the Merger, and the name of the surviving corporation shall be “[Galaxy Digital Holdings Inc.]” (the “Surviving Corporation”).

FOURTH: The merger shall be effective as of [●] (the “Effective Time”).

FIFTH: By reason of the merger herein certified, the Certificate of Incorporation of the Corporation shall be amended and restated in its entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation at (and with effect from and after) the Effective Time until further amended pursuant to the provisions of the DGCL.

SIXTH: A copy of the executed Merger Agreement is on file at the place of business of the Surviving Corporation at 107 Grand Street, New York, NY 10013.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

[Signature Page Follows]

- 2

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Merger as of the date first set forth above.

GALAXY DIGITAL HOLDINGS INC.
By:
	Name:	[●]
	Title:	[●]

[Signature Page to Certificate of Merger (First Merger)]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[GALAXY DIGITAL HOLDINGS INC.]

[•] , 2021

[Galaxy Digital Holdings Inc.], a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is [Galaxy Digital Holdings Inc.] (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.

EIGHTH: (1) A director of the Corporation shall not be personally liable either to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Neither amendment nor repeal of this paragraph (1) nor the adoption of any provision of the Certificate of Incorporation inconsistent with this paragraph (1) shall eliminate or reduce the effect of this paragraph (1) in respect of any matter occurring, or any cause of action, suit or claim that, but for this paragraph (a) of this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. If the DGCL is hereafter amended to authorize, with the approval of the Corporation’s stockholders, further reductions in the liability of the Corporation’s directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, testifies in, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL. The right to indemnification conferred in this ARTICLE EIGHTH shall also include the right to be paid by the Corporation the expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding, including in advance of its final disposition to the fullest extent authorized by the DGCL. The right to indemnification conferred in this ARTICLE EIGHTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the directors, officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the DGCL. The Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing such indemnification.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL.

(4) The rights and authority conferred in this ARTICLE EIGHTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE EIGHTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by the DGCL, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

NINTH: Any act or transaction by or involving the Corporation, other than the election or removal of directors of the Corporation, that if taken by the Corporation immediately prior to the effective time (the “Effective Time”) of the merger of the Corporation and GDH Titan Merger Sub 1, Inc. effective on [●] would require for its adoption under the DGCL or this Certificate of Incorporation or the bylaws immediately prior to Effective Time the approval of the stockholders of the Corporation shall, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of [Galaxy Digital Inc.], a Delaware corporation, or any successor thereto by merger, by the same vote that is required by the DGCL or such Certificate of Incorporation or bylaws as in effect immediately prior to the Effective Time, as the case may be.

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the DGCL and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

Exhibit D

[FORM OF] CERTIFICATE OF MERGER

OF

GDH TITAN MERGER SUB 2, INC.

(a Delaware corporation)

WITH AND INTO

BITGO HOLDINGS, INC.

(a Delaware corporation)

Pursuant to the provisions of Section 251 of the
Delaware General Corporation Law

[●], 2022

BitGo Holdings, Inc., a Delaware corporation (the “Corporation”), which desires to merge with GDH Titan Merger Sub 2, Inc., a Delaware corporation (“Merger Sub” and, together with the Corporation, the “Constituent Corporations”) (the “Merger”), hereby certifies that:

FIRST: The name and state of incorporation of each of the Constituent Corporations to the Merger are as follows:

Name	State of Incorporation

BitGo Holdings, Inc.	Delaware

GDH Titan Merger Sub 2, Inc.	Delaware

SECOND: The Amended and Restated Agreement and Plan of Merger (as amended, restated, amended and restated, supplemented, modified or otherwise altered from time to time, the “Merger Agreement”), dated as of [●], 2022, by and among each of the Constituent Corporations, Galaxy Digital Holdings Inc., a Delaware corporation, Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands, acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), a Delaware corporation, GDH Titan Merger Sub 1, Inc., a Delaware corporation and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth therein, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”).

THIRD: The Corporation shall be the surviving corporation of the Merger, and the name of the surviving corporation shall be “[BitGo Holdings, Inc.]” (the “Surviving Corporation”).

FOURTH: The merger shall be effective as of [●] (the “Effective Time”).

FIFTH: By reason of the merger herein certified, the Certificate of Incorporation of the Corporation shall be amended and restated in its entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation at (and with effect from and after) the Effective Time until further amended pursuant to the provisions of the DGCL.

SIXTH: A copy of the executed Merger Agreement is on file at the place of business of the Surviving Corporation at 2443 Ash Street, Palo Alto, CA 94306.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Merger as of the date first set forth above.

BITGO HOLDINGS, INC.

By:
	Name:	[●]
	Title:	[●]

[Signature Page to Certificate of Merger (Second Merger)]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[BITGO HOLDINGS, INC.]

[●]

FIRST: The name of the corporation is [BitGo Holdings, Inc.] (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.

EIGHTH: (1) A director of the Corporation shall not be personally liable either to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Neither amendment nor repeal of this paragraph (1) nor the adoption of any provision of the Certificate of Incorporation inconsistent with this paragraph (1) shall eliminate or reduce the effect of this paragraph (1) in respect of any matter occurring, or any cause of action, suit or claim that, but for this paragraph (a) of this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. If the DGCL is hereafter amended to authorize, with the approval of the Corporation’s stockholders, further reductions in the liability of the Corporation’s directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, testifies in, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL. The right to indemnification conferred in this ARTICLE EIGHTH shall also include the right to be paid by the Corporation the expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding, including in advance of its final disposition to the fullest extent authorized by the DGCL. The right to indemnification conferred in this ARTICLE EIGHTH shall be a contract right.

(b)  The Corporation may, by action of its Board of Directors, provide indemnification to such of the directors, officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the DGCL. The Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing such indemnification.

(3)  The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL.

(4)  The rights and authority conferred in this ARTICLE EIGHTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5)  Neither the amendment nor repeal of this ARTICLE EIGHTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by the DGCL, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

NINTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the DGCL and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

Exhibit E

[FORM OF] ELECTION FORM
WITH RESPECT TO SHARES OF BITGO HOLDINGS, INC.

THE ELECTION DEADLINE IS 11:59 P.M., PACIFIC TIME, ON [●], 2022

Reference is hereby made to the Amended and Restated Agreement and Plan of Merger, dated as of [●], 2022 (the “Merger Agreement”), by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication, “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time (as defined in the Merger Agreement), “Parent” shall be deemed to refer to Surviving GDHI), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date of the Merger Agreement (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date of the Merger Agreement (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date of the Merger Agreement (“Merger Sub 2”), BitGo Holdings, Inc., a Delaware corporation (“BitGo”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides for, among other things, the merger of Merger Sub 2 with and into BitGo (the “Merger”), with (1) BitGo surviving such merger as an entity directly and jointly owned by OpCo and HoldCo and (2) the Company Stockholders being entitled to receive, as consideration for their Company Stock, the consideration set forth in the Merger Agreement. Pursuant to Section 3.08 of the Merger Agreement, each Company Stockholder has the opportunity to elect to receive, as the portion of the consideration payable at the closing of the Merger for such Company Stockholder’s shares of Company Stock, either (A) solely shares of HoldCo Class A Common Stock (a “Stock Election”), (B) solely cash (a “Cash Election”) or (C) a Stock Election as to 50% of such Company Stockholder’s Company Stock and a Cash Election as to the other 50% of such Company Stockholder’s Company Stock (a “Mixed Election”). Any Company Stockholder that makes a Stock Election must also execute customary documents in connection therewith as may be reasonably requested by the Parent Parties, including the Letter of Transmittal that will be separately distributed to all Company Stockholders, and agree to the transfer restrictions with respect to the HoldCo Class A Common Stock to be received by such Company Stockholder as set forth in the Letter of Transmittal.

Please note that every Merger Consideration Election is subject to all of the terms and conditions of the Merger Agreement and is subject to proration as set forth in Section 3.08(d) of the Merger Agreement and described in the Consent Solicitation Statement that has been separately distributed to all Company Stockholders, which you are encouraged to read carefully in its entirety before making a Merger Consideration Election.

1

If a Company Stockholder either (i) does not submit a properly completed Election Form prior to the Election Deadline, (ii) properly revokes an Election Form (in accordance with the procedures listed below) prior to the Election Deadline and does not thereafter resubmit a properly completed Election Form prior to the Election Deadline, or (iii) with respect to any Dissenting Shares, fails to perfect his, her or its right to dissent under Applicable Law, such Company Stockholder shall be deemed to have made a Cash Election. Any nominee record holders who hold Company Stock on behalf of multiple beneficial owners shall make a separate Merger Consideration Election on behalf of each such beneficial owner.

A Merger Consideration Election is properly and timely made only if PNC Bank, National Association (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Any Election Form may be revoked or changed prior to the Election Deadline by the Company Stockholder submitting such Election Form to the Exchange Agent by delivery to the Exchange Agent of a new Election Form; provided that to be effective, such new Election Form must be properly completed and delivered to the Exchange Agent at or prior to the Election Deadline, as shall be determined by the Exchange Agent in its sole discretion. Neither the Exchange Agent nor any other Person shall be under any obligation to notify any Person of any defect in an Election Form or whether an Election Form was submitted timely.

PLEASE COMPLETE AND SIGN THIS FORM WHERE INDICATED BELOW TO MAKE EITHER (1) A STOCK ELECTION, (2) A CASH ELECTION OR (3) A MIXED ELECTION. IF NO BOX BELOW IS CHECKED, YOU WILL BE DEEMED TO HAVE MADE A “CASH ELECTION” WITH RESPECT TO YOUR COMPANY STOCK.

If an individual:	If an entity:

Name:	Name:

Signature:	By:

Title:

Merger Consideration Election:

Total number of shares of Company Stock beneficially owned: ________________________

Please check the Merger Consideration Election that you are hereby irrevocably making:

☐	Stock Election as to 100% of your Company Stock

☐	Cash Election as to 100% of your Company Stock

☐	Mixed Election – Stock Election as to 50% of your Company Stock and Cash Election as to the other 50% of your Company Stock

2

Exhibit F

[FORM OF]

LETTER OF TRANSMITTAL

SUBMITTED IN CONNECTION WITH PAYMENT FOR SECURITIES OF

BITGO HOLDINGS, INC.

This Letter of Transmittal is being delivered to you in connection with the Amended and Restated Agreement and Plan of Merger dated as of March [●], 2022 (the “Merger Agreement”), by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent” provided that, (i) with respect to any time after the effective time of the Domestication, “Parent” shall be deemed to refer to Galaxy Digital Holdings Inc., a Delaware corporation, for all purposes hereof and (ii) with respect to any time after the First Merger Effective Time, “Parent” shall be deemed to refer to Surviving GDHI), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Pubco Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date of the Merger Agreement (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date of the Merger Agreement (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date of the Merger Agreement (“Merger Sub 2”), BitGo Holdings, Inc., a Delaware corporation (“BitGo”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.

The Merger Agreement provides for, among other things, the merger of Merger Sub 2 with and into BitGo (the “Merger”), with (1) BitGo surviving such merger as an entity directly and jointly owned by OpCo and HoldCo and (2) BitGo’s equityholders being entitled to receive, as consideration for their Company Equity Interests, the consideration set forth in the Merger Agreement. As a result of the Merger, (i) except for Company Disregarded Shares, Parent-Held Disregarded Shares and Dissenting Shares (if any), all shares of Company Stock will be canceled and converted into the right to receive a portion of the Merger Consideration to be paid in accordance with the Merger Agreement, (ii) all In-the-Money Company Stock Options, whether vested or unvested, will be assumed by HoldCo and converted in an option to purchase a number of shares of HoldCo Class A Common Stock as set forth in the Merger Agreement and (iii) all Out-of-the-Money Company Stock Options, whether vested or unvested, will be canceled without any conversion thereof in accordance with the Merger Agreement.

3

To receive payment of a portion of the Merger Consideration to which you are entitled pursuant to the Merger Agreement in respect of all shares of Company Stock held by you, you (the “Undersigned”) must complete and sign this Letter of Transmittal, including the applicable exhibits, and deliver this Letter of Transmittal to PNC Bank, National Association (the “Exchange Agent”).

In accordance with the Merger Agreement, your shares of Company Common Stock, Company Preferred Stock and In-the-Money Company Stock Options (the “Securities”) are hereby surrendered to be exchanged for the applicable portion of the Merger Consideration on the terms set forth in the Merger Agreement, your Election Form (if applicable) and this Letter of Transmittal. By signing and submitting this Letter of Transmittal, you (and, if applicable, your Spouse) hereby represent and warrant to the Parent Parties, and covenant and agree as follows:

1.	Payment of Consideration. The Undersigned, upon request, will execute and deliver any additional documents reasonably necessary to complete the payment of the applicable portion of the Merger Consideration to the Undersigned. All authority conferred or agreed to be conferred by the Undersigned pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the Undersigned and shall not be affected by, and shall survive, the death or incapacity of the Undersigned.

2.	Delivery of Required Materials. The Undersigned understands that (i) unless and until the Undersigned submits a signed and properly completed Letter of Transmittal according to the terms and instructions herein, neither the Undersigned nor its designee (if any) will be entitled to receive any portion of the Merger Consideration pursuant to the terms and conditions of the Merger Agreement and (ii) no interest will accrue on any cash payment due to the Undersigned and/or its designee (if any) pursuant to the transactions contemplated by this Letter of Transmittal and the Merger Agreement. The Undersigned has received and reviewed a copy of this Letter of Transmittal and the Merger Agreement, has had an opportunity to obtain the advice of independent legal counsel and other professional advisors of its own choosing prior to executing this Letter of Transmittal and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger is subject to the conditions set forth in the Merger Agreement, and so there can be no assurance that the Merger will be consummated.

3.	Due Authorization. (i) If the Undersigned is not a natural person, (A) the Undersigned is duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction in which it is incorporated, organized or constituted, (B) the Undersigned has the legal capacity and has all requisite power and authority to execute and deliver this Letter of Transmittal and to perform its, his or her obligations hereunder, and (C) the execution and delivery of this Letter of Transmittal by the Undersigned and the performance of its obligations

4

hereunder have been duly authorized by all necessary action of the Undersigned, this Letter of Transmittal has been duly executed and delivered by the Undersigned and, assuming that this Letter of Transmittal has been duly authorized, executed and delivered by Parent, this Letter of Transmittal constitutes a valid and binding obligation of the Undersigned, enforceable against the Undersigned in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (ii) if the Undersigned is married and the Undersigned’s Securities constitute community property under Applicable Law, the Undersigned’s spouse (“Spouse”) has the legal capacity and has all requisite power and authority to execute and deliver this Letter of Transmittal and to perform his or her obligations hereunder, this Letter of Transmittal has been duly executed and delivered by such Spouse and, assuming that this Letter of Transmittal has been duly authorized, executed and delivered by Parent, this Letter of Transmittal constitutes a valid and binding obligation of such Spouse, enforceable against such Spouse in accordance with its terms (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies), (iii) if this Letter of Transmittal is being executed in a representative or fiduciary capacity, the Person signing this Letter of Transmittal has full power and authority to enter into and perform this Letter of Transmittal on behalf of the Undersigned or Spouse, and (iv) the execution, delivery and performance by the Undersigned (and, if applicable, his or her Spouse) of this Letter of Transmittal requires no action by or in respect of, or filing with, any Governmental Authority.

4.	Title. The Undersigned is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Act) of, and has good title to, the number of shares of Company Stock and the number of Company Stock Options, in each case, set forth on the Undersigned's signature page hereto, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Securities), other than generally applicable transfer restrictions under the Securities Act or restrictions under the Company's Governing Documents or other agreements with the Company, in each case which shall not prevent or conflict with the transactions contemplated under the Merger Agreement or this Letter of Transmittal, and such Securities are, except as otherwise disclosed in writing to Parent and the Company prior to or concurrently with the execution hereof, the only Equity Securities of the Company or any of its Subsidiaries owned, directly or indirectly, of record or beneficially, by the Undersigned or any of its Affiliates. None of the Undersigned's Securities are subject to any voting trusts, stockholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of such shares, except (i) under the Fifth Amended and Restated Voting Agreement, dated as of February 18, 2020, by and among the Company and the investors and key holders party thereto (the “Voting Agreement”), and (ii) as provided hereunder.

5

5.	Litigation. There is no Action pending against, or to the knowledge of the Undersigned (or, if applicable, his or her Spouse), threatened against the Undersigned (and, if applicable, his or her Spouse) or any of its Affiliates, by or before (or that would be by or before) any Governmental Authority or arbitrator that, if determined or resolved adversely in accordance with the plaintiff's demands, would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or the Undersigned of its obligations under, this Letter of Transmittal, the Merger Agreement or any of the other Transaction Documents. None of the Undersigned or, to the Undersigned's actual knowledge, any of its Affiliates is subject to any judgment, decree, injunction, ruling, award, subpoena, determination, verdict or order of any Governmental Authority or arbitrator that would reasonably be expected, individually or in the aggregate, to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company or the Undersigned of its obligations under, this Letter of Transmittal, the Merger Agreement or any of the other Transaction Documents.

6.	Due Execution. The execution and delivery of this Letter of Transmittal by the Undersigned (and, if applicable, his or her Spouse) does not, and the performance by the Undersigned (and, if applicable, his or her Spouse) of its, his or her obligations hereunder will not, (i) result in any violation of any Applicable Law, (ii) if the Undersigned is not an individual, violate any provision of the Governing Documents of the Undersigned, (iii) require any consent that has not been given or other action (including notice or payment) that has not been taken by any Person (including under any provision of any contract binding upon the Undersigned (and, if applicable, his or her Spouse) or the Undersigned's Securities) or (iv) result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Undersigned (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Undersigned.

7.	Brokers. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Parent Parties, the Company or any of their respective Affiliates in respect of the Merger Agreement, this Letter of Transmittal or any of the respective transactions contemplated thereby and hereby based upon any arrangement or agreement made by or, to the knowledge of the Undersigned, on behalf of, the Undersigned.

8.	Appointment of the Equityholders’ Representative. The Undersigned (and, if applicable, his or her Spouse) hereby agrees and consents to the irrevocable appointment of Fortis Advisors LLC as the Equityholders’ Representative as contemplated by Section 12.01(a) of the Merger Agreement, as the sole representative, agent and attorney-in-fact for and on behalf of all Equityholders (in their capacity as such), including the Undersigned (and, if applicable, his or

6

her Spouse), with full power of substitution, with all of the powers and authority contemplated by the Merger Agreement (including Section 12.01(b) thereof), and agrees to abide by and be bound by the terms thereof, which are incorporated herein by this reference, and the Undersigned (and, if applicable, his or her Spouse) hereby acknowledges and agrees that the Merger Agreement permits the Equityholders’ Representative to take the actions set forth therein.

9.	Binding Effect of the Merger Agreement. The Undersigned (and, if applicable, his or her Spouse) hereby acknowledges that it has received a copy of the Merger Agreement and agrees to be bound by the terms of the Merger Agreement purporting to bind the Undersigned (and, if applicable, his or her Spouse) as if the Undersigned (and, if applicable, his or her Spouse) were an original signatory thereto as an Equityholder thereunder, including (i) the provisions providing for the determination, allocation and payment of consideration thereunder, and withholding with respect thereto (including Sections 3.13(b) and 3.18 of the Merger Agreement), (ii) the indemnification provisions set forth in Section 11.02 of the Merger Agreement and (iii) the provisions in Section 6.05 (Termination of Affiliate Contracts and Accounts), Section 6.09 (Exclusivity), Section 9.02(a) (Public Announcements) and Section 9.02(c) (Confidentiality) of the Merger Agreement (in each case, mutatis mutandis). In addition to the foregoing, the Undersigned (and, if applicable, his or her Spouse) hereby expressly makes and agrees to be bound by the release set forth in Section 6.10 of the Merger Agreement, and if requested by Parent or the Company at any time after the date of this Letter of Transmittal, the Undersigned (and, if applicable, his or her Spouse) will deliver a separate release in favor of the Released Parties releasing all Released Claims. Without limiting the generality of the foregoing, the Undersigned (and, if applicable, his or her Spouse) acknowledges and agrees that, as provided in the Merger Agreement, (1) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be withheld by the Parent Parties in accordance with the terms and conditions of the Merger Agreement and (2) a portion of the consideration otherwise payable to the Equityholders pursuant to the Merger Agreement will be paid to the Equityholders’ Representative for the purpose of covering any expenses of the Equityholders’ Representative or other third-party expenses as set forth in Section 12.02 of the Merger Agreement. The Undersigned (and, if applicable, his or her Spouse) further acknowledges and agrees that the Undersigned shall be entitled to receive distributions with respect to the Holdback Adjustment Amount, the Holdback Deferred Initial Amount and the Holdback Indemnity Amount and the Equityholders’ Representative Expense Amount only if, and to the extent that, any portion of such amounts is required to be distributed to the Undersigned pursuant to the terms of the Merger Agreement.

10.	Consent to Termination of Investor Agreements. Effective as of, and contingent upon the occurrence of, the Closing, the Undersigned, to the extent it is party thereto, hereby approves

7

and consents to the termination of, and agrees that upon such termination, no party thereto shall have any further rights, claims or obligations under, each of the Investor Agreements and each of the Investor Agreements shall be of no further force or effect (including any provisions of any such agreement that, by their terms, survive such termination), to the extent the Undersigned’s consent or approval is required for such termination.

11.	Further Assurances. The Undersigned agrees (and, if applicable, his or her Spouse) hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent or right of appraisal or any similar provision under Applicable Law (including pursuant to Delaware Law or the CCC) in connection with the Merger and the other transactions contemplated by the Merger Agreement. The Undersigned (and, if applicable, his or her Spouse) agrees that the Undersigned will not bring, commence, institute, maintain, prosecute or voluntarily aid any Action, at law or in equity, in any court or before any Governmental Authority, which challenges the validity of or seeks to enjoin, impair or delay the valid operation of any provision of this Letter of Transmittal, the Merger Agreement or any of the other Transaction Documents or the consideration and approval thereof by the Board of Directors or stockholders of the Company or the governing bodies and equity holders of any of the other Acquired Companies. Without limiting the generality of the foregoing, the Undersigned agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as any of the Parent Parties may reasonably request to consummate and make effective the transactions contemplated by the Merger Agreement, this Letter of Transmittal and the other Transaction Documents to which the Undersigned is a party.

12.	Confidentiality. The Undersigned acknowledges, on behalf of itself, himself or herself (and, if applicable, on behalf of his or her Spouse) and on behalf of its, his or her Related Parties, that the success of the Acquired Companies after the Second Merger Effective Time depends upon the continued preservation of the confidentiality of information regarding the business, operations and affairs of the Acquired Companies (including trade secrets, confidential information and proprietary materials, which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by the Undersigned and its, his or her Related Parties and that the preservation of the confidentiality of such information by the Acquired Companies (before the Second Merger Effective Time) and by the Undersigned and its, his or her Related Parties is an essential premise of the transactions contemplated by the Merger Agreement, this Letter of Transmittal and the other Transaction Documents. Accordingly, the Undersigned shall hold, and shall direct its, his or her Representatives and respective Related Parties to hold, in confidence and not disclose to any other Person or use

8

(other than for the purposes of enforcing the Undersigned’s rights under the Merger Agreement and the agreements ancillary thereto), any Confidential Information; provided that the Undersigned shall be responsible for any non-compliance with the terms of this Section 12 by any of its, his or her Representatives and Related Parties. Notwithstanding the foregoing, the Undersigned may disclose Confidential Information as and to the extent (i) required by Applicable Law, so long as the disclosing party (x) provides prior written notice thereof to the party whose information will be disclosed and (y) reasonably cooperates with the Company’s efforts to seek a protective order causing such information so disclosed to be kept confidential, at the Company’s expense (ii) that such Confidential Information can be shown to have been in the public domain through no fault of the Undersigned or any of their respective Related Parties or and of their or their respective Related Parties’ Representatives or (iii) to the extent that such Confidential Information is disclosed in connection with the ordinary course performance of the Undersigned’s duties as a service provider to any of the Parent Parties, the Acquired Companies and/or their respective Affiliates (without violation of any agreements entered into in connection with such service relationship). In addition, notwithstanding the foregoing and for the avoidance of doubt, the Undersigned may disclose such Confidential Information (x) on a confidential basis to its, his or her tax and financial advisors for purposes of complying with the Undersigned’s tax obligations or other reporting obligations under Applicable Law arising out of this Letter of Transmittal, the Merger Agreement or the transactions contemplated hereby or thereby (provided that the Undersigned remains liable for any violation of the terms of this Section 12 by such Persons to whom Confidential information is so disclosed as if they were the Undersigned) or (y) on a confidential basis to its, his or her legal counsel and accountants for the purpose of evaluating the legal and financial ramifications of this Letter of Transmittal, the Merger Agreement or the transactions contemplated hereby or thereby (provided that the Undersigned remains liable for any violation of the terms of this Section 12 by such Persons to whom Confidential information is so disclosed as if they were the Undersigned) or (z) in response to any audit or examination by, or a blanket document request from, a regulatory or self-regulatory authority, bank examiner or auditor. The Undersigned shall not, and shall direct its, his or her Related Parties not to, issue any press release, have any communication with the press (whether or not for attribution) or make any other public statement with respect to this Letter of Transmittal, the Merger Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, without the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 12 or otherwise, it is understood that federal law affords certain protections for cooperating with or reporting legal violations to the SEC and/or its Office of the Whistleblower, as well as certain other Governmental Authorities, and as such, nothing in this Section 12 or otherwise is intended to prohibit the Undersigned from disclosing this Letter of Transmittal to, or from cooperating with or reporting violations to, the SEC or any other such Governmental Authority, and the Undersigned may do so without notifying Parent. Parent may not retaliate against the

9

Undersigned for any of these activities, and nothing in this Section 12 or otherwise would require the Undersigned to waive any monetary award or other payment that the Undersigned might become entitled to from the SEC or any other Governmental Authority.

13.	Transfer Restrictions Applicable to HoldCo Equity Interests.

a.	Except as contemplated by this Letter of Transmittal or with the prior written consent of HoldCo (which it may, acting in good faith, withhold in its sole discretion), the Undersigned (and, if applicable, his or her Spouse) agrees not to, until the date that is three months following the Closing Date, take any action to, directly or indirectly, Transfer (i) any shares of HoldCo Class A Common Stock that the Undersigned receives as Merger Consideration pursuant to the Merger Agreement (the “Restricted HoldCo Shares”) or (ii) any securities of HoldCo that are outstanding and owned by the Undersigned immediately following the Second Merger Effective Time that are convertible into or exercisable or exchangeable (directly or indirectly) for HoldCo Class A Common Stock or any shares of HoldCo Class A Common Stock issued upon exercise or exchange thereof (including HoldCo Class A Common Stock or other securities that may be issued after the Second Merger Effective Time upon exercise, vesting or settlement, as applicable, of any stock option, restricted stock unit or other equity or equity-based award or interest, including for the avoidance of doubt, Exchanged Options) (the securities described in this clause (ii), the “Restricted HoldCo Other Securities” and, together with the Restricted HoldCo Shares, the “Restricted HoldCo Securities”). HoldCo may impose stop-transfer instructions with respect to the Restricted HoldCo Securities subject to the restrictions set forth in this Section 13(a).

b.	Exceptions. Notwithstanding the foregoing in this Section 13, nothing in this Letter of Transmittal shall prohibit the Undersigned from Transferring any portion or all of the Undersigned’s Restricted HoldCo Securities:

i.	by gift, will, intestate succession or charitable contribution;

ii.	to (A) a trust that is for the exclusive benefit of the Undersigned or his or her spouse, lineal descendant, sibling, parent or heir designed to achieve the estate planning objectives of the Undersigned and which is and remains under the exclusive direct or indirect control of the Undersigned or (B) a corporation, limited liability company or other legal entity all of the economic interests of which are held by or for the benefit of the Undersigned or any Persons described in the foregoing clause (A) and which is and remains under the direct or indirect control of the Undersigned;

iii.	by operation of law or pursuant to a court order or an order of a regulatory agency,

10

such as a qualified domestic relations order, divorce decree or separation agreement;

iv.	in the case of Exchanged Options constituting Restricted HoldCo Other Securities, to HoldCo pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any Exchanged Options (provided that any shares of HoldCo Class A Common Stock, as applicable, received by the Undersigned upon any such exercise will be subject to the terms of Section 13(a));

v.	in the case of the Restricted HoldCo Other Securities, for purposes of satisfying any withholding taxes and/or estimated taxes due as a result of the exercise, vesting or settlement, as applicable, of any Restricted HoldCo Other Securities;

vi.	in the case of the Restricted HoldCo Securities, in connection with HoldCo’s consummation of a liquidation, merger, amalgamation, share exchange, reorganization, tender offer or other similar transaction that results in all of HoldCo’s stockholders having the right to exchange their equity holdings in the HoldCo for cash, securities or other property; or

vii.	to an Affiliate or equityholder of such Covered Person; provided that such Transfer was made without consideration;

provided, however, that in the case of any of the foregoing clauses (i), (ii), (iii) or (vii), the transferee in such Transfer shall agree in a writing delivered to Parent or HoldCo, as applicable, that the Restricted HoldCo Securities, as applicable, so transferred will thereafter continue be subject to the terms of this Section 13; provided further, that in the case of the foregoing clause (vii), the Merger Consideration Election made by the transferor shall continue to be binding upon the transferee after such Transfer.

c.	If any Transfer is made or attempted contrary to the provisions of this Letter of Transmittal, such purported Transfer shall be null and void ab initio, and HoldCo shall refuse to recognize any such purported transferee of the applicable Restricted HoldCo Securities, as applicable, as one of its equityholders for any purpose.

d.	Until the date that is three months following the Closing Date, each certificate (if any) or book entry evidencing any Restricted HoldCo Securities shall be stamped or otherwise imprinted or legended with a legend in substantially the following form, in addition to any other applicable legends:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LETTER OF

11

TRANSMITTAL DELIVERED TO THE ISSUER OF SUCH SECURITIES (THE "ISSUER") BY CERTAIN OF THE ISSUER'S SECURITY HOLDERS NAMED THEREIN (THE “LETTER OF TRANSMITTAL”), AND CANNOT BE TRANSFERRED BY THE HOLDER HEREOF EXCEPT AS CONTEMPLATED BY THE LETTER OF TRANSMITTAL OR WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER (WHICH IT MAY, ACTING IN GOOD FAITH, WITHHOLD IN ITS SOLE DISCRETION). A COPY OF THE LETTER OF TRANSMITTAL WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

14.	Governing Law; Exclusive Jurisdiction; WAIVER OF JURY TRIAL. Section 14.06 and Section 14.07 of the Merger Agreement are incorporated herein by reference, mutatis mutandis. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER OF TRANSMITTAL, THE MERGER AGREEMENT THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

15.	Interpretation. Section 1.02 of the Merger Agreement is incorporated herein by reference, mutatis mutandis.

16.	Support Agreement Signatories. If the Undersigned is a party to the Support Agreement, dated as of May 5, 2021 and/or the Amendment to the Support Agreement dated as of March [●], 2022, by and among Parent, HoldCo, BitGo and the other parties thereto, in the event of any conflict between this Letter of Transmittal and the terms of such Support Agreement and/or such Amendment to the Support Agreement, the terms of such Support Agreement and/or such Amendment to the Support Agreement shall supersede the terms of this Letter of Transmittal.

[EXCHANGE AGENT’S STANDARD FORMS FOR SIGNATURES,
CONFIRMATION OF HOLDINGS OF COMPANY EQUITY INTERESTS, PAYMENT INSTRUCTIONS WILL BE ADDED TO THIS LETTER OF TRANSMITTAL PRIOR TO THE CLOSING IN A FORM PROVIDED BY THE EXCHANGE AGENT AND MUTUALLY AGREED TO BY THE COMPANY AND THE PARENT PARTIES.]

12

Exhibit G

[FORM OF] OF RESIGNATION LETTER

To: The Board of Directors of BitGo Holdings, Inc.

I, [●], hereby resign from any and all positions that I may hold as a director (or equivalent member of a governing body) and/or officer (and/or any other similar position) of BitGo Holdings, Inc., a Delaware corporation (the “Company”), any of its subsidiaries (other than the Company Trust Subsidiaries), and from any committees of the board of directors (or equivalent governing body) of the Company or any of its subsidiaries (other than the Company Trust Subsidiaries), on which I may serve, in each case contingent upon, and effective concurrently with, the Second Merger Effective Time, as such term is defined in that certain Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated [●], 2022, by and among Galaxy Digital Holdings Ltd., an exempted company formed under the laws of the Cayman Islands (“Parent”), Galaxy Digital Holdings LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), a Delaware corporation and a direct wholly owned subsidiary of Parent as of the date thereof (“HoldCo”), GDH Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo as of the date thereof, GDH Titan Merger Sub 2, Inc., a Delaware corporation and an entity directly jointly owned by OpCo and HoldCo as of the date thereof, the Company, and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders (as defined therein). Any capitalized term that is used, but not defined, herein shall have the meaning ascribed to such term in the Merger Agreement.

Contingent upon, and effective as concurrently with, the Second Merger Effective Time (as defined in the Merger Agreement), I hereby relinquish all authority that I hold or have ever held as a director (or equivalent member of a governing body) and/or officer (and/or any other similar position) of the Company or any of its subsidiaries (other than the Company Trust Subsidiaries), as applicable, whether actual, implied, or apparent, in connection with any organizational documents, resolutions or consents, or any other agreement or understanding, whether written or oral. For the avoidance of doubt, this resignation letter only evidences my resignation from positions I may hold as director (or equivalent member of a governing body) and/or officer referenced above, and does not evidence a resignation from my employment.

[Signature Page Follows]

Sincerely,

By: [●]
Dated: [●]

[Signature Page to Resignation Letter]